7/23


07025525

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Atos Origin

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 27 2007
THOMSON FINANCIAL

FILE NO. 82- 04323

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/26/07

082-04325



CONSULTING > SOLUTIONS > OUTSOURCING

RECEIVED
2007 JUL 23 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
12-31-06

ANNUAL
REPORT 2006

ADVANCE WITH ATOS ORIGIN »



CONTENTS



BUSINESS PROFILE

ATOS ORIGIN IS A LEADING EUROPEAN INFORMATION TECHNOLOGY SERVICES COMPANY, GENERATING ANNUAL REVENUES OF EUR 5.4 BILLION AND EMPLOYING 50,000 PEOPLE IN 40 COUNTRIES.

The Group has grown by acquisition from a strong French base in IT outsourcing, to become a leading European IT services player with a global footprint providing a full range of consulting, systems integration and outsourcing capabilities through a combination of local, nearshore and offshore platforms.
The Group's mission is to advance the performance of its clients by offering innovative solutions that deliver measurable business value through a design, build and operate approach over the long-term.

Predominantly based in Europe, more than 60% of the Group's revenues are generated from recurrent applications management and infrastructure outsourcing contracts, including three niche expertises; capital markets (Atos Euronext Market Solutions), payment systems (Atos Worldline) and medical BPO.

The Group's clients operate in both the public and private sectors, in a wide and evenly-spread range of industries.

In reaction to the disappointing 2006 results, a strategic review of the organisation was launched to identify a transformation plan to boost the Group's capacity to accelerate organic growth and improve operational efficiency and operate as a global company.

In 2007, Management's priority will be to execute the 303 transformation plan launched on 5 February 2007. Business development will be focused on the immediate opportunities in the niche businesses with :

- the extension of AEMS' scope following the merger between Euronext and the NYSE,
- the Atos Worldline SEPA-led consolidation in payment systems, and
- the start-up of two new Diagnostics contracts in medical BPO in the United Kingdom.

>> REVENUE

by service line*
(in percentages)



33% Managed Services	7% Atos Worldline
26% Systems Integration	6% Atos Euronext Market Solutions
16% Application Management	4% Medical BPO
8% Consulting	

by geographic area
(in percentages)



31% France	7% Others
21% Benelux	6% Spain
19% United Kingdom	5% Italy
11% Germany & Central Europe	

by industry sector
(in percentages)



27% Public Sector and Utilities	18% Telecoms and Media
21% Finance	9% Retail and CPG
19% Manufacturing	6% Others

** - Managed Operations 50% including Managed Services, AEMS, Atos Worldline and Medical BPO*
- Systems Integration 42% including Application Management
- Consulting 8%



CHAIRMAN'S REVIEW

IN THE SHORT-TERM, OUR OPERATING PERFORMANCE DOES NOT REFLECT THE UNDERLYING STRATEGIC VALUE OF THE GROUP. WE ARE CONVINCED THAT THE QUALITY OF OUR TEAMS, OUR KNOW-HOW AND OUR STRONG CLIENT RELATIONSHIPS SHOULD ALLOW THE GROUP TO SIGNIFICANTLY AND RAPIDLY IMPROVE ITS PROFITABILITY.

Dear Shareholders,

2006 has not been a good year for our Group – we disappointed the markets and ourselves. We have reacted by launching in the second half of the year a transformation plan to accelerate our capacity to grow organically and generate productivity gains in the future.

In January 2007, after a three-month strategic review, we laid out our transformation plan to improve this operating performance.

This year, the management team is totally focused on implementing this plan to rapidly accelerate our organic growth and optimise our cost base. We will also have several business opportunities: with the merger of Euronext with NYSE, creating a huge potential step-up for our JV Atos Euronext Market Solutions (AEMS), the SEPA-led consolidation of the payment systems business will benefit Atos Worldline and, the implementation of diagnostics centres in two regions in the United Kingdom will reinforce our medical Business Process Outsourcing (BPO) activity.

2006: disappointing operational performance

In 2006, we underperformed our objectives in both revenue growth and profitability. As a result, we disappointed the markets.

Group revenues reached EUR 5,397 million, representing organic growth of +1.5%. The United Kingdom was down 12.5% while all other countries grew by +5.4%.

The decline in the United Kingdom was due to some significant contract ramp-downs and one major contract coming to an end, which were not compensated for by timely new business. Exceptionally strong new business was signed towards the end of the year with major contracts for Diagnostics Centre BPO projects for 2 regions for the NHS, a development project for the Government Gateway and outsourcing for the Department of Constitutional Affairs, the National Farmers Union Mutual and NHS Scotland renewal. These contracts amounted to a total contract value of almost EUR 1.2 billion. However, the finalisation of these contracts took much longer than expected and they were only signed in the last few months of the year, and therefore did not help to bridge the gap during 2006.

"I am convinced that Atos Origin is strongly positioned to benefit from the evolving market demands."

In the rest of Europe, revenues remained good, helped by strong demand in most of the countries.

Profitability was impacted by the disappointing performance in the United Kingdom of, on the one hand, the short-fall in the top line and, on the other, some difficult development contracts. Elsewhere, profits were more or less in line with expectations, with the notable exception of Italy where further pricing pressure has led us to take severe measures to cut our cost base definitively to restore margins, and of Asia-Pacific, hampered by the progressive ramp-up of our offshore platforms. As a consequence, the Group operating margin reached 4.6%, well below our budget levels.

An exceptional write-off of the goodwill on our Italian activities and part of our goodwill on our UK activities has been made for a total amount of EUR 378 million. As a result the net loss reached EUR 264 million in 2006.

Excluding the effect of the acquisition of Banksys and BCC in December 2006, net debt at year end 2006 fell by EUR 120 million to EUR 60 million. This reduction was due to strong operating cash flow, a significant seasonal inflow of working capital in the second half and after capital expenditure at about 3.9% of revenues. After the net acquisition costs of Banksys and BCC, total net debt reached EUR 360 million at year end.

We reacted

As a result of the progressive downgrading of the figures during the year, we took the decision to make management changes in October. Xavier Flinois and Giovanni Linari left the Company at the end of 2006. In December, Philippe Germond joined the Management Board.

Philippe knows both the IT services and the Telecoms areas well; and he brings to Atos Origin his experience of large global Groups such as Alcatel, Cegetel and Hewlett Packard. He will greatly help us to adapt in a changing environment.

The IT services industry is changing continuously

IT spending across our major geographies is still cautious despite economic growth. Clients are constantly looking for ways to improve their business performance while reducing their IT costs. IT services providers need to provide deep understanding of our clients' business processes and drivers, to provide innovative solutions for productivity improvements and business development on a global basis. Consulting capabilities and adapted global delivery through local presence and through global sourcing, including offshore capabilities, are key for IT services providers to continue their development.

Our transformation plan is aimed at helping us to better anticipate these market evolutions

I am convinced that Atos Origin is strongly positioned to benefit from the evolving market demands. We have always taken a design, build and operate approach to our clients' requests. We have built up over the years strong client relationships, based on intimate knowledge of the way they do their business and our diverse client base has ensured that we have a wide range of sector expertise. We are European and so understand European companies and have specifically developed, in the European context, a capacity to integrate people into our organisation. We have the reputation in the industry for being flexible, with short lines of decision-making and for strong business process expertise. However, in the past we have been too country focused and inadequately positioned from a global or regional perspective. Our transformation plan is aimed at addressing these issues.

New responsibilities for the Management Board members have been defined. Eric Guilhou is responsible for Finance, HR and the other functions. Philippe Germond is responsible for Global Sales and Markets, for Offshoring, for the overall execution of the Transformation Programme, for Atos Worldline, Atos Euronext Market Solutions and for North America and Asia Pacific. Dominique Illien is responsible for Global Managed Operations and for France, Germany and Central Europe, Italy, Spain,

Mediterranean, Africa and Latin America. Wilbert Kieboom is responsible for Global Consulting and Systems Integration, Marketing and Communication and for Benelux and the United Kingdom.

We have also strengthened the Top Management of the Group by the addition and promotion of strong managers at Country level, like Keith Wilman as head of the United Kingdom who joined us from CSC as one of the most experienced IT professionals in the UK market. Rob Pols has joined us as head of The Netherlands coming from very senior positions at Fujitsu and Syntegra. Ludo van den Kerckhove now leads Belgium and was previously Group CIO of Electrabel. Didier Zeitoun has been appointed head of France and was previously the head of Systems Integration in France after having led Consulting in France. Arnaud Ruffat, a long time Atos Origin top manager with an excellent track record, is now head of Italy.

We have created a new operational management structure, the Executive Committee, where in addition to the Management Board Members we bring together around the same table the Heads of the 6 largest countries (France, the United Kingdom, the Netherlands, Germany, Spain and Italy), of Atos Worldline, the Heads of Global Consulting, Systems Integration and Managed Operations, the Head of Global Sales & Markets, and the Head of Finance, Human Resources and Legal. This will allow us to efficiently drive the Company.

To better position the Group for the future, we launched the Transformation Programme, named "3 0 3 Plan" allowing us to focus on our **3** main **O**bjectives for the next **3** years:

- **accelerate our organic growth,**
- **increase our operational efficiency,**
- **improve our ability to operate as a global company.**

The plan is based on 4 major axes all directed at harmonising delivery and expertise and operating efficiently in order to better respond to client needs in terms of business process knowledge, productivity and innovation:

- **Strengthen our Sales capabilities** to win new customers and further improve the relationship with our strong existing client base, by focusing on 7 priority markets in which we have a great amount of expertise: Finance, Telecom, Manufacturing, Retail, Healthcare, Utilities and the Public Sector, and by investing in the training of our sales force.
- **Accelerate Global delivery** in both Systems Integration and Managed Operations, by more than tripling off and nearshore capacity in the next 3 years, while further investing in harmonising competencies, processes, tooling and reducing the number of data centres to considerably increase productivity.
- **Simplify support functions** by shared service centres, streamlined operations and consolidating purchasing on a global basis.
- **Develop talent management** to recruit, retain and motivate the best and manage the pyramid of skills.

A specific focus of our transformation plan was the roll-out of our offshore strategy as a basis of our Global Delivery capabilities. By leveraging our pool of high quality and experienced resources, located in several countries around the globe (India, Brazil, Malaysia, Poland, Morocco), we aim to strongly develop our capabilities

"We are further rolling out the necessary industrialisation, this will make the whole Group work towards reaching our offshore development goals,..."

and to reach by organic growth over 5,000 people in India in 3 years, from the 1,600 we have today. India will clearly play a focal role, but we are continuously exploring new geographies, and are convinced China will emerge as a significant development country in this respect. The maturity of our organization has evolved, our incentive and governance systems have been adapted. We are further rolling out the necessary industrialization, this will make the whole group work towards reaching our offshore development goals, without ignoring the additional opportunities of external growth.

This plan is a long-term plan which will require EUR 160 million of cost of transformation in the first year before the effects on productivity and increased sales kicks in.

On the other hand, we shall see significant reduction in costs and improvement of our efficiency over the medium term as our offshoring staff become a more significant proportion of our total headcount and as the consolidation of our data centres and the investment in global systems and tooling is achieved.

We also have several exciting opportunities in payments and capital markets

In the payment area, 2006 finished on a very positive note, by the closing in the last weeks of the year of the acquisition of Banksys and BCC, the main payment systems operator in Belgium. This has significantly increased the size of our specialised activity Atos Worldline, and has allowed us to position ourselves strongly on the European payment scene which is currently consolidating under the pressure of the SEPA directive. 2007 will be the year of the integration of Banksys / BCC within Atos Worldline, and we will seek to continue to play an active role in the ongoing consolidation of the European industry.

On the Capital Markets front, after a first and successful full year of operations for AEMS under its new scope, including the prior IT activities of Euronext.LIFFE, 2007 will allow us to prepare for the next major step for AEMS. Indeed, with the upcoming merger of the New York Stock Exchange and Euronext, AEMS will design with the NYSE how to drive efficiently the IT capability of the new group. This will allow us once again to assist our partner Euronext in its strategic evolution and demonstrate the value of the Joint-Venture business model.

Our ambition is to boost our operating performance in 2007 and 2008 so that our stock market valuation better reflects our strategic value

With the support of the Supervisory Board, I confirm that the Management Board and new Executive Committee members are totally focused on transforming the Group. We have fixed our objectives high and are determined that we shall deliver them. 2007 will be a year of significant investment and some restructuring to reformat the Group to be able to deliver profitable growth from 2008 and double our operating margin for 2009, assuming a cautious top-line growth. I am convinced that our stock market valuation will pick up progressively to fully reflect Atos Origin's strategic value that I believe we have created over the last 15 years of acquisition and development.

Bernard Bourigeaud
Chairman of the Management Board
and CEO



>> PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Statutory Auditors	Substitute Auditors
Grant Thornton **Daniel Kurkdjian and Vincent Papazian** Appointed on: 30 May 2002 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2007 financial statements	**Cabinet IGEC** **3, rue Léon Jost 75017 Paris** Appointed on: 30 May 2002 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2007 financial statements
Deloitte & Associés **Jean-Paul Picard and Jean-Marc Lumet** Appointed on: 23 May 2006 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2011 financial statements	**Cabinet B.E.A.S.** **7/9, Villa Houssay 92200 Neuilly-sur-Seine** Appointed on: 23 May 2006 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2011 financial statements



MISSION & VALUES

>> OUR MISSION

"Advance your business" with Atos Origin

Atos Origin's mission is to advance the performance of our customers by offering innovative solutions that deliver measurable business value. Through developing long-term relationships with our clients we are better able to understand their strategic vision and help them implement solutions that deliver improved efficiency and productivity gains.

>> OUR CORE VALUES

Atos Origin has a set of core values and behaviours that determine our culture –a multi-cultural, multi-disciplined environment in which everyone is focused on helping our clients deal with the rigors of modern business.

Customer Dedication
We listen. We devote energy to unders-tanding clients' needs and challenges and commit to solving them. It's an essential part of building trust, building relationships and building business.

Commitment to Execute
We do what we say. We deliver results to our clients on time, on budget and to agreed quality standards.

Conviviality
We consider work a social place, with room for humour and warmth. We need to have fun together.

Entrepreneurship and Team Spirit
As a team, we share knowledge and think ahead to be creative and to find new opportunities. We manage the present and plan for the future.

Profitability
We are acutely aware that everything we do impacts upon our profitability, which is the foundation to secure our future.

>> LIVING OUR VALUES

Our activities and many of the services we provide are integral to people's lives.

The dynamic values that run throughout Atos Origin unify a diverse team of people and form the basis for our actions, our attitudes, our behaviour and ultimately our sustained success. They drive the way in which we interact with clients, alliance partners, suppliers, shareholders, communities, and with each other.

Atos Origin's corporate values embrace the diversity and individuality of all our employees. This reflects our desire to participate in society as a responsible corporate citizen. It also makes good business sense for our people to feel comfortable about who they are, provided they are excellent at their jobs and perform to the highest standards. As well as encouraging our people to live our corporate values, we expect them to act with courage, loyalty and intellectual honesty.

- The Group insists that all employees agree to abide by a Code of Ethics that prohibits all forms of illegal or immoral behaviour. The Code is monitored as part of the Group's corporate gover-nance procedures.
- The Group monitors the standards adopted by our main suppliers and associates to ensure that their standards of behaviour match our own.
- The Group abides by the terms of the Human Rights Act and we are committed to ensuring that all of our employees work in an environment where they are free from discrimi-nation, intimidation or any other form of harassment.

We encourage our employees to help their local communities through volunteer work, raising donations for local projects and partnerships with humanitarian organisations.



FINANCIAL PERFORMANCE

(in EUR million)	FY 2006	FY 2005	FY 2004
Income Statement			
Revenue	5,397	5,459	5,249
Operating margin before equity-based compensation (*)	269.9	413.0	383.3
% of revenue	*5.0%*	*7.6%*	*7.3%*
Operating margin	246.7	399.1	358.8
% of revenue	*4.6%*	*7.3%*	*6.8%*
Net income Group share	(264.4)	235.4	113.3
% of revenue	*-4.9%*	*4.3%*	*2.2%*
Adjusted net income Group share (c)	110.3	254.6	212.4
% of revenue	*2.0%*	*4.7%*	*4.0%*
Earnings per share (EPS), in euros			
Basic EPS (a)	(3.91)	3.50	1.72
Diluted EPS (b)	(3.91)	3.48	1.71
Adjusted basic EPS (a) (c)	1.63	3.79	3.23
Adjusted diluted EPS (b) (c)	1.62	3.76	3.20

(a) Based on a weighted average number of shares
(b) Based on a diluted weighted average number of shares
(c) Based on net income (Group share) before unusual and infrequent items (net of tax)
(*) Equity-based employee compensation : stock options and share purchase plan

7-year net debt and equity evolution


FY00
114
330
FY01
235
479
FY02
440
784
FY03
266
584
FY04
492
1,635
FY05
180
2,027
FY06
360
1,840
Net debt
Equity

7-year gearing and leverage ratio evolution


Gearing
Net debt/OMDA
80%
70%
60%
50%
40%
30%
20%
10%
0%
1,2
1,0
0,8
0,6
0,4
0,2
0,0
FY00
FY01
FY02
FY03
FY04
FY05
FY06
-o- Gearing
-o- Net debt/OMDA

EUR 5.4 billion
2006 REVENUES

50,000
STAFF

40
COUNTRIES WORLDWIDE

7-year revenue performance
(in EUR million)


FY00 1,914
FY01 3,038
FY02 3,043
FY03 3,035
FY04 5,249
FY05 5,459
FY06 5,397

CAGR +19%

Order entry/bookings


FY04 128% 6,778
FY05 122% 6,649
FY06 116% 6,281
Order entry
Book to bill

7-year operating margin performance
(in EUR million)


FY00 161
FY01 261
FY02 266
FY03 248
FY04 383
FY05 413
FY06 270

CAGR +9%

Full backlog


Dec-04 x1.3 6,777
Dec-05 x1.4 7,432
Dec-06 x1.5 8,302
Full backlog
% revenue (year)

7-year employees evolution


FY00 26,916
FY01 26,278
FY02 28,602
FY03 26,473
FY04 46,584
FY05 47,684
FY06 49,847

CAGR +10%

Full pipeline


Dec-04 x5.6 2,448
Dec-05 x5.7 2,611
Dec-06 x4.8 2,166
Full pipeline
% revenue (months)

FY00, FY01, FY02, FY03 under French GAAP and FY04, FY05, FY06 under IFRS
Operating Margin before equity-based compensation
CAGR = Compound annual growth rate



SERVICE LINES

ATOS ORIGIN IS A LEADING INTERNATIONAL IT SERVICES PROVIDER. WE PROVIDE INTEGRATED DESIGN, BUILD AND OPERATE SOLUTIONS TO LARGE MULTI-NATIONAL CLIENTS IN CAREFULLY TARGETED INDUSTRY SECTORS. OUR BUSINESS APPROACH IS BASED ON ESTABLISHING LONG-TERM PARTNERSHIPS THAT ENCOURAGE SUCCESS THROUGH MUTUAL BENEFIT.

We offer truly global solutions in over 40 countries worldwide. Atos Origin is one of the few companies that can provide all the "design, build, and operate" elements of a business solution. More than 60% of the revenue base is recurring, deriving from multi-year outsourcing and application maintenance contracts, and we deliver this within a global framework of three major Service Lines.

CONSULTING

Giving the client a competitive edge

Atos Consulting offers a pragmatic, realistic approach to addressing client needs. It provides "end-to-end" services and solutions, ranging from supporting strategy development through to enterprise solutions and technology decisions. This enables our clients to become increasingly effective and to generate more value through an innovative approach to business processes, well-integrated and supported technologies and strategic investments in people. It ensures that client enterprises receive business and technology solutions that create and sustain a real competitive advantage faster and more cost effectively.



>> CONSULTING	>> SYSTEMS INTEGRATION	>> MANAGED OPERATIONS
EUR 406m	EUR 2,243m	EUR 2,749m
2006 REVENUES	2006 REVENUES	2006 REVENUES
2,698	24,836	21,106
STAFF	STAFF	STAFF

SYSTEMS INTEGRATION

The Group's systems integration specialists design and implement new IT solutions and systems and provide ongoing support and enhancement of existing IT applications. As the market moves towards standardised packages, we design and implement solutions from leading vendors such as SAP and Oracle and integrate them in complex environments, using best-of-breed technologies. We also implement projects using customised



software, open source, and legacy applications, including various languages and design methods. Atos Origin is also a leader in deploying European SEI CMM capabilities and currently has more than 5,000 staff in global sourcing centers worldwide.

MANAGED OPERATIONS



Strategic alternatives addressing cost and risk

Atos Origin is the leading European outsourcing company as well as having a significant position in the rest of the world. We provide 7x24 infrastructure and application support through our global network and have unrivalled experience in major roll-out programs covering complex and multi-site solutions including SAP and CRM applications. In addition to the above, Atos Origin has three specialised businesses with substantial growth potential:

- Atos Worldline - A major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services.
- Atos Euronext Market Solutions (AEMS) - The world's largest provider of IT solutions for exchanges, clearing houses, banks and intermediaries.
- Atos Origin Medical Services - A leading UK provider of managed medical services, delivering disability assessment medicine, occupational health, medico-legal services, primary care and diagnostics services that touch the lives of over two million people in the United Kingdom.



STOCK MARKET OVERVIEW

ATOS ORIGIN SHARES ARE TRADED ON THE PARIS EUROLIST MARKET UNDER EUROCLEAR CODE 5173 ISIN FR0000051732. THEY WERE FIRST LISTED IN PARIS IN 1995. THE SHARES ARE NOT LISTED ON ANY OTHER STOCK EXCHANGE AND ATOS ORIGIN SA IS THE ONLY LISTED COMPANY IN THE GROUP.

>> TRADING OF SHARES (EURONEXT)

Number of shares	68,880,965
Sector classification	Information Technology
Main index	CAC AllShares
Other indices	CAC IT, CAC IT20, CAC Next20, Euronext 100, SBF120
Market	Eurolist segment A
Trading place	Euronext Paris (France)
Tickers	ATO (Euronext)
Code ISIN	FR0000051732
Payability PEA / SRD	Yes / Yes

The main tickers are:

Source	Tickers	Source	Tickers
Euronext	ATO	Reuters	ATOS.PA
AFP	ATO	Thomson Finance	ATO FR
Bloomberg	ATO FP		

>> SHAREHOLDERS BREAKDOWN

The free-float of the Company's shares is almost 100% today, with no shareholder owning more than 5% of the issued share capital of the Company, for the last 3 years and whose position has not moved by one percentage point or more (Euronext definition).

In shares	31 December 2006		
	Shares	% of capital	% of voting rights
Treasury stock	258,293	0.4%	
Free float	68,622,672	99.6%	100.0%
Total	**68,880,965**	**100.0%**	**100.0%**

In the fourth quarter 2006, the Company has been advised of five share movements, by Centaurus Capital LP, which held 9.5% of the common stock at the date of the last disclosure (27 December 2006). Centaurus, directors and employees are all classified under free-float.

>> FINANCIAL CALENDAR

2007 Calendar	
Wednesday, 15 May 2007	2007 First quarter revenue
Wednesday, 23 May 2007	Annual General Meeting (2006 results)
Wednesday, 1 August 2007	2007 Half-year results
Tuesday, 15 November 2007	2007 Third quarter revenue
Thursday, 31 January 2008	2007 Fourth quarter revenue

>> CONTACTS

Institutional investors, financial analysts and individual shareholders may obtain information from:

Gilles Arditti,
Tel.: +33 (0) 1 55 91 28 83,
gilles.arditti@atosorigin.com

Azzedine Hamaïli,
Tel.: +33 (0) 1 55 91 25 34,
azzedine.hamaili@atosorigin.com

Or by sending requests for information to *investors@atosorigin.com*

>> DIVIDENDS

The AGM on 23 May 2006 approved the recommendation of the Supervisory Board not to pay a dividend related to 2005 results. The Company has not paid any dividends in the last five years.

The Group's current policy is to reinvest all net profits generated, in order to maximise capital growth over the medium-long term. This policy is reviewed at regular intervals.

>> SHARE TRADING PERFORMANCE

Seven-year key figures

		2006	2005	2004	2003	2002	2001	2000
High	*(in EUR)*	65.2	62.0	59.4	60.9	94.4	112.7	193.5
Low	*(in EUR)*	33.5	45.6	39.5	23.2	21.5	56.2	69.3
Closing	*(in EUR)*	44.9	55.7	50.0	50.7	23.2	73.6	75.0
Daily average volume	*(in shares)*	640,181	438,833	357,107	215,015	188,229	142,774	106,385
Free-float	*(in %)*	100%	100%	85%	55%	49%	46%	45%
Market capitalisation	*(in EUR billion)*	3.1	3.7	3.3	2.4	1.0	3.2	3.3
P/E (year-end stock price on adjusted EPS)		27.5	14.7	15.5	15.1	6.4	21.8	28.8

Share performance in comparison with indices (base index 100)

Since 2000, Tech indices such as the IT CAC 20, DJ Euro Stoxx Tech or Nasdaq Composite index, under-performed the French and European markets, with limited growth, while Atos Origin stock specifically suffered in 2006 from its announcements on short-term operational difficulties.

Stock price evolution over 6 years since 31/12/2000 compared with CAC 40 and CAC IT 20 (index 100)


150
120
90
60
30
0
2000
2001
2002
2003
2004
2005
2006
94
60
39
CAC 40
ATOS ORIGIN
CAC IT 20

BUSINESS ACTIVITY 2006



1. FORMATION OF THE GROUP

ATOS ORIGIN IS A LEADING INTERNATIONAL IT SERVICES COMPANY CREATED THROUGH A SERIES OF MAJOR MERGERS AND ACQUISITIONS SINCE 1997.



ATOS ORIGIN
2000
2002
2004
Atos
Origin
KPMG Consulting
Sema Group
1997
1996
Axime
Sligos
BSO/Origin
Philips C&P

Atos was formed from the merger in 1997 of two French-based IT services companies – Axime and Sligos – each of which had been established out of earlier mergers. By 2000, Atos employed 11,000 staff and generated annual revenues of approximately EUR 1.1 billion.

Origin was a subsidiary of Royal Philips Electronics, which had been formed in 1996 from the merger of BSO/Origin and Philips Communications. At the time of the merger with Atos in October 2000, Origin employed more than 16,000 staff in 30 countries worldwide and generated annual revenues of approximately EUR 1.6 billion.

KPMG Consulting's businesses in the United Kingdom and The Netherlands were acquired in August 2002 to establish Atos Consulting. This transaction provided the Group with a major presence in the Consulting segment of the IT services market.

Sema Group was acquired from Schlumberger in January 2004, thereby creating one of the leading European IT services companies. At the time of the acquisition, Sema Group employed 20,000 staff and generated annual revenues of approximately EUR 2.4 billion. Atos Origin employed 26,500 staff, generating annual revenues of more than EUR 3 billion.

Revenue evolution since Atos' formation in 1997

(In EUR million)



CAGR +22%
876
979
1,083
1,914
3,038
3,043
3,035
5,249
5,459
5,397
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006



2. THE IT SERVICES MARKET

2.1. GLOBAL IT SPENDING

The Information Technology market is estimated to be worth more than EUR 2,200 billion per annum. Excluding IT hardware, software and telecom, the IT services market is approximately EUR 532 billion per annum.

Direct product support activities represent EUR 113 billion of the IT services market and in which Atos Origin is not present. That leaves approximately EUR 419 billion per annum of "available" market ("professional services") targeted by the Group, of which EUR 132 billion is in Europe, the Group's principal market today.

FY 2006

- Worldwide IT spending EUR 2,682 billion
  - Internal spending EUR 382 billion 14%
  - External spending EUR 2,299 billion 86%
    - Hardware EUR 294 billion 11%
    - Software EUR 125 billion 5%
    - Telecom EUR 1,348 billion 5%
    - IT services EUR 532 billion 20%
      - Product support EUR 113 billion 4%
      - Professional services EUR 419 billion 16%
        - North America EUR 186 billion 7%
        - Western Europe EUR 132 billion 5% - 100%
          - Consulting EUR 15 billion 1% - 11%
          - Outsourcing EUR 47 billion 2% - 35%
          - Systems Integration EUR 53 billion 2% - 40%
          - BPO EUR 18 billion 1% - 14%
        - Other Regions EUR 101 billion 4%

Sources: Gartner Dataquest Forecast IT services Worldwide - August 2006 in Euro and Gartner IT Market Forecast Summary - October 2006 (estimated figures in US dollars and EUR for 2006).

- *Hardware includes client computing (PCs, workstations, PDAs), enterprise computing (servers), storage subsystems and digital documents and imaging (copiers, printers).*
- *Software includes applications and infrastructure software.*
- *Telecommunications include telecom equipment (infrastructure equipment, enterprise networking and communications, mobile handsets) and telecom services (fixed voices services, mobile data services, mobile telecom services, wholesale – carrier services).*
- *IT services include product support (hardware maintenance and support, software support) and professional services (consulting, development and integration, IT management, process management).*

2.2. MARKET CONDITIONS

Economic recovery led some large enterprises to increase their spending on IT services in 2006. At the same time, aggressive competition from offshore providers, changing customer buying patterns, and a marked interest from financial investors in IT services companies, brought a level of instability into the IT services market, and maintained a downward pressure on prices. Many major outsourcing contracts were up for renewal, or being restructured to meet changing business needs. In many cases a multi-sourcing strategy, and cost reduction through offshoring were being considered. This is resulting in lower contract values and shorter contract terms. Second and third generation deals are becoming increasingly business driven and more complex in nature.

We expect overall growth in IT budgets in 2007, but spending to be cautious. Business growth and transformation will be key priorities, but with organisations seeking to fund new investments through significant reduction in existing "run-the-business" spending. A lack of key skills, linked with a desire to cut costs, will continue to drive outsourcing.

Longer term, the pressures seen in 2006 will not go away. They are symptoms of a major, and irreversible, transformation in the IT services market. We believe the big question will no longer be "Will the IT services market change ?", but rather "How fast, and in which directions ?"

2.3. IT SERVICES MARKET TRENDS

We believe the successful IT services companies of the future will be those that chart a path that addresses six key trends; 1) the continuing drive for cost reduction, 2) industrialisation and the emergence of the IT utility, 3) the growth agenda, 4) increasing globalisation, 5) the growth in multi-sourcing and the emergence of the aggregator, and 6) the growth of BPO.

1) The continuing drive for cost reduction: We see the need to achieve cost reduction as still the most important factor driving organisations to consider outsourcing in 2006. We believe this will not go away, and is likely to further drive both global delivery strategies and the increasing industrialisation of IT services.

2) Industrialisation and the IT utility: Industrialisation involves the standardisation of tools and processes (often on a global scale) to make delivery more controllable, scalable and predictable in quality. This is often accompanied by simultaneously sourcing from lower-cost locations. It leads the way to the productisation of services and the emergence of IT and business process utilities.

Business drivers for industrialisation are mostly related to the need for increased reliability, increased utilisation and flexibility, increased automation, decreased staff dependency and lower cost. We expect the demand for services that can be easily scaled up, and scaled down, to increase.

3) The growth agenda: At the other end of the value chain to industrialisation lies an emphasis on business and IT consulting as a key link to customers. In 2006, the pure requirement of cost reduction started to mix with desires to gain more business process flexibility and support business growth and change. The ability to transform operating models has started to become more important. We believe the service providers that do not have the consulting and Systems Integration capabilities to bring creative, business focused solutions to their customers, will find their outsourcing services increasingly commoditised.

4) Increasing globalisation: The globalisation trend is affecting IT services providers in two ways. Firstly the demand from enterprises that are moving from a national to a global model, or wanting to extend the range of countries they operate in. This trend will drive growth in consulting, system integration and managed operation services for IT services providers that have the ability to operate globally. Second is the use of global sourcing by IT services providers themselves, primarily to reduce their cost base. In this respect, the leading US, European and Indian based service providers are all moving towards similar delivery models – generating demand, and supervising its fulfilment, through mostly onshore advisory and project-management services, backed by mostly offshore, nearshore and closeshore delivery resources.

Looking forward, we believe the resistance to offshoring, particularly from some mainland European countries, will gradually subside. The concept of IT services providers perceived as "national champions" will steadily decline in an increasingly global market. As this happens we believe the ability to build truly trusted relationships at a local level will become increasingly business critical.

5) The growth in multi-sourcing and the emergence of the aggregator: The number of major IT services providers used by enterprises in Europe is currently around four (Source: Tactical Use of Outsourcing Hinders the Potential of European Organisations – Gartner, April 2006). We expect this to rise as customers demand more complex solutions, and as the breadth of choice of delivery model becomes an increasingly important part of the IT services equation. The onus for managing many tiers of contracts and subcontracts has, in many cases, been born by the customer. With increasing complexity, and lacking internal management skills and resources, we believe customers will increasingly turn to "prime contractors" or "aggregators" to help them manage their portfolio of service providers. An example of an aggregator in a highly complex and business critical environment is Atos Origin's contract with the International Olympic Committee (IOC). Delivery partners are directly contracted to the IOC, and Atos Origin's responsibility lies in managing them.

6) The growth of BPO: The business process outsourcing (BPO) market is immature, highly fragmented and highly competitive, particularly in Europe. The UK accounts for more than half of the BPO adoption in Europe, with a mix of "vertical", or industry-specific BPO, and "horizontal" front- and back-office administration. A significant amount of UK work is sent offshore to India. Continental Europe, in contrast, has tended to adopt BPO in specific vertical industries, such as financial services, and some front-office and payroll activity. Horizontal BPO has been a challenge for many service providers, and we would expect some to leave the market over the next three years. On the one hand consolidation will continue, and on the other new competitors will appear.

The speed at which these six trends play out in Europe, and around the world, will depend on the conditions and cultures in individual countries and industries. Most noticeable will be the difference between the public and private sectors. For example, the UK Government leads the European countries in public private partnerships where the "Continuing Drive For Cost Reduction" trend is strongly aligned to key Government reports (like the Gershon report). We believe the more recent Transformational Government Implementation Plan (March 2006) will tend to reinforce the "Growth In Multi-sourcing And The Emergence Of The Aggregator" trend. On the other hand the "Increasing Globalisation trend" is still slow to emerge in any significant way.

2.4. THE COMPETITIVE ENVIRONMENT

For 2007, we would expect the top ten IT services providers by revenue in Europe to remain the same as last year (see tables below). Many have faced challenges however, such as maintaining growth and profitability while intensive, multi-year restructuring takes place. The pressure on established IT services providers to change will increase as the market transformation continues.

In 2006, competition in the European market from the leading Indian IT services companies (TCS, Infosys, HCL, Wipro) increased, with many acquiring both assets and people in Europe. The presence of Indian companies in Europe is still relatively small in revenue terms. However we expect their growth to continue in 2007 and to see them competing not only in application services, but increasingly in IT infrastructure management, IT consulting and BPO. Other new competition has come from the move of telecom companies into IT services. We expect this to continue in 2007.

In the rapidly growing BPO area success has been markedly variable, with some service providers struggling to make acceptable profits in the short to medium term. The competitive landscape in BPO is far more diverse with a range of, often large, niche service providers like First Data.

Capita and Atos Origin are the top revenue earners from BPO services delivered in Europe (Source: Dataquest Insight: BPO Competitive Landscape in Europe - Gartner, December 2006). Capita derives almost all of its services in the United Kingdom, while Atos Origin derives the majority from industry specific, vertical BPO offerings including payment services, capital markets systems and medical services.

In summary, we believe there will be increasingly less space in Europe for the general purpose IT services company. The market serving large enterprises is starting to polarise into specialists (providing niche IT or business process services), and aggregators. The aggregators will have design/build/run capability with the ability to manage relationships, deliver creativity, and work in consortia with other service providers. The specialists will increasingly sell their services to aggregators, and could provide their niche services on a vast scale. We expect the leading aggregators to have their own niche services, in selected areas.

2.5. IT SERVICES MARKET GROWTH BY SERVICE LINE

Gartner is currently projecting growth of just over 6.5% in IT services spending in 2007 in Western Europe, compared with 2006, for which it believes growth was just around 6%. Gartner believes that the strongest area of growth is in business process outsourcing (BPO), with consulting and Systems Integration showing lower growth levels.

				IT spending growth %	
(In EUR million)	**2005**	**2006**	2007	**2006/2005**	**2007/2006**
Consulting	13,945	14,578	15,348	+4.5%	+5.3%
Development and integration	50,382	53,283	56,272	+5.8%	+5.6%
IT management	43,546	46,522	49,907	+6.8%	+7.3%
Process management	16,562	17,724	19,343	+7.0%	+9.1%
Professional services in Western Europe	**124,435**	**132,107**	**140,870**	**+6.2%**	**+6.6%**

Source: Gartner: IT services Market Metrics Worldwide: Forecast Database – September 2006 (estimated figures for 2006 and 2007 in EUR) for Professional services only. Professional services include consulting, development and integration services (Systems Integration for Atos Origin), IT management (Managed Services for Atos Origin) and process management (On-line Services and BPO for Atos Origin), but exclude product support (hardware and software maintenance and support).

Consulting: Compliance, customer care, IT and business process improvement will continue to be drivers for stand-alone consulting in 2007. Market growth in Europe is estimated at 5.3% in 2007 (Source: Gartner Western Europe IT services Market Database - November 2006). We expect pressure on prices to continue and to see more competition from the larger Indian service providers over the next three years. Looking forward we expect industry focused consulting to increasingly become an integral part of long-term outsourcing deals.

Systems Integration: We expect IT transformation and modernisation, and ERP projects and services to be continuing drivers for Systems Integration services. Market growth in Europe is estimated at 5.6% in 2007 (Source: Gartner Western Europe IT services Market Database - November 2006).The application management market is healthy but prices are under continuous pressure. This is driving IT services providers to increase offshore delivery and try and move into portfolio management. This is where the service provider takes responsibility for application management across an entire estate of applications. We expect the demand for more risk sharing (e.g.: risk/reward mechanisms) to increase.

Managed Services: Market growth for IT management services in Europe is estimated at 7.3% in 2007 (Source: Gartner Western Europe IT services Market Database - November 2006). The expectation of continuing price reduction remains strong, while sales engagements are becoming increasingly complex in terms of finance and business solution. Many existing deals are being restructured with clients looking for increased flexibility, higher value and innovation – not only in technology but in process, financial models and deal structures. We believe the inability of enterprises to attract and retain key skills will remain a driver for outsourcing in 2007. For many new outsourcing deals, and those approaching the end of their term, multi-sourcing strategies are being considered. Looking forward we expect managed operations to be increasingly focused on business solutions.

Payment Services: The payment services business process outsourcing (BPO) market is extremely diverse, containing a combination of suppliers with a background in various industry-specific processes, as well technology specialists and IT services providers. Growth is being driven by regulatory changes (e.g.: the impending Single European Payments Area), a proliferation of payment styles (e.g.: mobile payments), and security (e.g.: chip and pin in the United Kingdom, and the use of holograms). Atos Worldline is well established in this market, and we believe it is particularly well placed to take advantage of growth opportunities.

2.6. MARKET SHARE AND COMPETITORS

2.6.1. Ranking in Western Europe

According to Gartner, Atos Origin was the fourth largest IT services company in Europe in 2005. IT services market share rankings in Western Europe were as follows:

Market share Western Europe 2005



(in EUR million)
12,000
10,000
8,000
6,000
4,000
2,000
0
9
8
7
6
5
4
3
2
1
0
4.1%
10,572
8.5%
5,829
4.7%
5,515
4.4%
5,045
4.1%
4,975
4.0%
4,703
3.8%
4,260
3.4%
3,353
2.7%
3,036
2.4%
3,004
2.4%
2,138
1.7%
2,133
1.7%
2,099
1.7%
1,366
1.1%
1,277
1.0%
1,246
1.0%
1,197
1.0%
1,175
0.9%
1,057
0.8%
1,038
0.8%
IBM
Accenture
Capgemini
Atos Origin
T-Systems
EDS
BT
CSC
Fujitsu
SBS
LogicaCMG
Hewlett-Packard
Capita Group
Siemens Com°
SAP
Getronics
TietoEnator
Steria
INDRA
Unisys
Revenues 2005
% Market share 2005

Source: Company Information – IT services Europe Final Market Share Gartner: August 2006 in US dollar with 1 US dollar = 0.80435 EUR.
In EUR million, Professional Services include Consulting Services (Consulting for Atos Origin), Development and Integration Services (Systems Integration for Atos Origin), IT Management (Managed Services for Atos Origin) and Process Management (On-line Services and BPO for Atos Origin), but excluding Product Support (Hardware and Software Maintenance and Support).

2.6.2. Competitive environment

In the large scale IT infrastructure outsourcing market, Atos Origin's main competitors are US players such as IBM Global Services, EDS, CSC and Hewlett-Packard. All of these have a substantial presence in the United Kingdom, but EDS, CSC and Hewlett Packard have less consistent strength in parts of continental Europe. IBM Global Services has a broad geographic presence and is considered Atos Origin's main outsourcing competitor in Europe. In Consulting and Systems Integration, Atos Origin competes with a wider number of players, some of which operate only on a national basis.

2.6.3. Main competitors in Western Europe

(In EUR million)	**Main Competitors**
United Kingdom	British Telecom, EDS, IBM, Fujitsu, Accenture
Central Europe	T-Systems, IBM, Siemens Business Solutions, Accenture, EDS
France	Capgemini ,IBM, LogicaCMG, France Telecom, Accenture
Benelux	IBM, Getronics, LogicaCMG, Capgemini
Italy	IBM, Amaviva, Accenture, Gruppo Engineering, EDS
Spain	IBM, Indra, Accenture,Telefonica, Fujitsu

Source Gartner: IT services Europe Final Market Share – August 2006

2.6.4. Market size and market share in Western Europe

According to Gartner, based on 2005 figures for external IT spending, Professional Services market shares in each main country, service line and industry sector were as follows:

	Market size		**Weight**	**Atos Origin**		**Market share**	
(In EUR million)	**2005**	**2006**	**2006**	**2005**	**2006**	**2005**	**2006**
United Kingdom	43,756	46,862	35%	1,164	1,021	2.7%	2.2%
Central Europe	25,848	27,301	21%	557	592	2.2%	2.2%
France	15,719	16,688	13%	1,526	1,666	9.7%	10.0%
Benelux	11,568	12,219	9%	1,121	1,151	9.7%	9.4%
Italy	9,452	9,816	7%	302	297	3.2%	3.0%
Spain	7,105	7,537	6%	272	303	3.8%	4.0%
Nordic	10,580	11,253	9%	88		0.8%	
Rest of Western Europe	407	431	0%	15	14	3.6%	3.2%
Western Europe	**124,435**	**132,107**	**100%**	**5,045**	**5,044**	**4.1%**	**3.8%**
Consulting	13,945	14,578	11%	449	406	3.2%	2.8%
System Integration	50,382	53,283	40%	2,028	2,066	4.0%	3.9%
Managed Operations	60,108	64,246	49%	2,568	2,572	4.3%	4.0%
Western Europe	**124,435**	**132,107**	**100%**	**5,045**	**5,044**	**4.1%**	**3.8%**

Source Gartner: IT services Market Metrics Worldwide Forecast Database - September 2006 in EUR.
United Kingdom includes Ireland, Central Europe is composed of Germany, Switzerland and Austria, Benelux includes The Netherlands and Belgium, Italy includes Greece, Spain includes Portugal, Nordic is composed of Sweden, Norway, Finland and Denmark.



3. STRATEGY, ORGANISATION & OUTLOOK

TRANSFORMATION PLAN TO ACCELERATE ORGANIC GROWTH, IMPROVE PRODUCTIVITY AND BECOME A GLOBAL COMPANY

After 15 years of rapid growth, with sales multiplying by 18, and a disappointing performance in 2006, The Management Board took the decision to launch a strategic review in summer 2006 to identify a new organisation to accelerate organic growth, increase operational efficiency and operate as a global company. As a result, the 3 0 3 Transformation plan was launched at the beginning of 2007.

3.1. NEW GOVERNANCE

New Governance is being implemented within the Group. Key evolutions are the creation of a Group Executive Committee, a more focused Management Board, a new matrix organisation and a new bonus scorecard including new criteria such as revenues and transformation plan results, on top of the existing operating margin and net debt. The Group Executive Committee was launched on 12 January 2007. Its main tasks are to define and review business priorities, operational performance and execution of the 3 0 3 programme on a monthly basis and define corrective action plans. This will free up the Management Board to focus on strategy and development.

3.2. NEW MATRIX ORGANISATION

The principle of the new organisation is to move from a geographical organisation to a matrix organisation, by strengthening the responsibility of the global service lines, secure the complete collaboration between geographies and service line and accelerate the implementation of a truly global delivery platform.



From
Management Board
Support Functions
GMO
C&SI
Region 1
Region 2
Region 3
Region 4
AEMS
To
Management Board
F
G
SP
NL
UK
ITL
ROW
AEMS
WL
Group sales, accounts & markets
Consulting
Systems Integration
Managed Operations
Support Functions

The Sales and Markets Organisation has been put under the direct management of a Management Board Member. The organisation is focused on seven priority markets (Finance, Telecom, Manufacturing, Utilities, Retail, Healthcare and the Public Sector), development of new clients and new scalable business solutions through a homogeneous sales structure across the Group.

Service Lines responsibilities have been strengthened to include strategy, packages development, innovation, Research and Development, industrialisation to homogenise the tooling, offshoring and cost management. The divisions will also share in the P&L responsibility.

In the support functions, purchasing, internal audit and IT will be totally centralised and, for Finance and Human resources, dual reporting has been instituted for the country and service line CFOs and HR directors between Group CFO and HR Director and the Country CEOs.

As a result of this new organisation, the Group abandons the regional organisation to ensure direct connection between countries, service lines, support funtions and sales.

3.3. TOP MANAGEMENT

The Management Board has been reorganised following the departure of two members and the arrival of Philippe Germond. Philippe Germond has operational responsibilities for Asia-Pacific, North America and Atos Worldline as well as the transversal responsibility for Group Sales and Markets, offshoring and the transformation plan. Eric Guilhou retains the Finance and HR functions, including Purchasing and IT, Audit and Financial Communications. Dominique Illien maintains his transversal responsibilities for Global Managed Operations and has extended his operational responsibilities from France and Germany, to Italy, Spain, EMEA and South America. Wilbert Kieboom also retains his transversal responsibility for Global Consulting, Systems Integration and Marketing Communication and adds the United Kingdom to his traditional mandate for the Benelux.

The Executive Committee has been created to drive the operational performance of the Group. This committee will increase exchange and collaboration between Operations, Service Lines, Sales and Key support functions. In order to drive this new dynamic organisation, the leadership positions have been considerably strengthened with some significant recruitments and new appointments between September 2006 and March 2007.

On top of the members of the Management Board, the new **Executive Committee** is composed of:

Didier Zeitoun, CEO France, newly appointed, joined Atos Origin when Odyssée was acquired in 2000. He then managed the French consulting operations of Atos Origin until 2003, and has managed the French Systems Integration until now. Before joining, he worked with Accenture and Altis.

Keith Wilman, CEO UK, newly recruited, has over 25 years experience in the information technology field. He was previously President and CEO of CSC's European Group Northern Region (United Kingdom, Ireland and The Netherlands). Prior to joining CSC in 1997, Keith was Managing Director of Easams Ltd.

Rob Pols, CEO The Netherlands, newly recruited, has built a considerable track record in the IT services and consultancy market place. Since 2005 he occupied the position of General Manager and Chief Operating Officer at Fujitsu Services in The Netherlands.

Wolfgang Sturm, COO Germany and Central Europe, since mid 2006. He joined Atos Origin in 2004, following the signature of Karstadtquelle outsourcing contract, where he was Managing Director for Managed Services. He was previously Managing Director of Vodafone Information Systems in Germany and CIO of Deutsche Bank Retail and Private Banking.

Arnaud Ruffat, CEO Italy, newly appointed, joined the Atos Origin Group in 1988 and held various management positions within the Company, including Chief Financial Officer and Business Unit Manager. In 2003, he was appointed CEO Managed Services in France.

Diego Pavia Bardaji, CEO Iberia and South America, newly appointed. He was CEO of Spain since 2002, and previously in charge of a Global business unit Energy in SchlumbergerSema.

Didier Dhennin, CEO Atos Worldline since 2004. He joined the Group in 1984, and was previously in charge of Multimedia activities that he launched in Atos Origin.

Hubert Tardieu, Global Consulting & Systems Integration, joined the Group in 2004 with the Sema Group acquisition, having spent 23 years in various operational and executive positions as CTO, Head of World Wide Telecom SBU and President Finance Services.

Francis Delacourt, Global Managed Operations, joined the Group in 1991. He was in charge of various operational and executive positions around outsourcing business in France, the United Kingdom and The Netherlands. Since 2004 he has been responsible for Global Managed Operations. Before joining, he worked with Dun & Bradstreet Software, McDonnel Douglas Information Systems and Burroughs-Unisys.

Patrick Adiba, Group Sales & Markets, newly appointed, is also in charge of the Olympic Games and major events. Most recently he served as Vice President Human Resources of SchlumbergerSema, and General Manager of its Latin America Branch.

Jean Pierre Fieux, Group Human Resources, joined the Group in 2005. Formerly he served for 14 years managing human resources teams around the world serving most recently as Vice President Human Resources for Schlumberger Oilfield Services.

Gerard Guerguerian, Group General Counsel, joined the Group in 1999 as Group General Counsel. Previously he was General Counsel of South Europe division of International Paper.

Michel-Alain Proch, Group Finance, newly appointed, joined Atos Origin in 2006 as Group Senior VP Internal Audit and Risk Management. He started his career with Deloitte & Touche. He moved to Hermès where he was recently CFO for North and South America.

3.4. SEVEN WORKING GROUPS

Under the leadership of Philippe Germond, the 303 programme has put together seven working groups to define the plans to meet the 3 objectives accelerate revenue organic growth, improve operational efficiency and operate as a global company in 3 years. The working groups are the following:

1. **Industrialisation** through the standardisation of processes and tools within Systems Integration to move from craftsmanship to output driven production by increased harmonisation of tools and processes such as the testing factory.
2. Offshore and nearshore strategy targeting 20% of Systems Integration staff in **offshore and nearshore** locations by the end of 2009, wich represents 4,500 staff offshore and nearshore by end 2009. This target represents 50% of the offshore able activities of the service line and will come progressively in each country depending upon the progress achieved in the industrialisation process, a pre-requisite for successful offshoring. Atos Origin delivery strategy in Systems Integration will be a balanced mix of off, near, close and on-shoring to perform activities where they are best done.
3. Acceleration of the implementation of a Managed Operations **Global Factory** to ensure standardised, consolidated global delivery with the ambition of having 1,600 staff offshore and nearshore by end 2009. One of the most emblematic projects is the consolidation of data centres. On one hand, the optimisation of the number of data centres (31 at year end 2006) with twin technology to improve reliability and ensure business growth while reducing cost/m² across the Group. On the other, to consolidate the European mainframe data centres into one twin centre in Germany.
4. **Optimisation of Sales** resources and development of solutions portfolio
5. **Global purchasing** to reduce costs
6. Stronger and more efficient **key functions**
7. Accompanied by a strong **Human Resources programme** to attract, develop and retain best talents.

3.5. BALANCED GLOBAL SHORING

Global delivery is a major goal of the 303 programme. The choice of the balanced global delivery model, using existing positions in India, which is the focal point of offshore support, Malaysia, Brazil, southern Spain/Italy, Morocco, Poland, and probably other countries, such as China, to provide a cost-effective balanced delivery capability to serve the complex demand mix of the individual European markets.

The objectives of the Group are to achieve restectively 20% and 8% of total Systems Integration and Managed Operations productive people in offshore and nearshore locations by 2009.

Balanced Global shoring


Onshore
>> Customer proximity
>> High skill level
>> Proximity
Nearshore
>> Same time zone
>> Ease of access
>> Cultural similarities
Europe
Warsaw
Closeshore
>> Quick and easy access
>> Lower cost
Rennes
Blois
Seclin
Grenoble
Bordeaux
Groningen Utrecht
Naples
North America
Hong Kong
Valladolid
Morocco
Mumbai
Kuala Lumpur
Offshore
>> Low cost
>> Capacity
>> Response time
>> Quality
São Paulo
Target 2009
>> 5,200 FTEs offshore
>> 900 FTEs nearshore
Global Datacentre Centers
Offshore Delivery Centers
Nearshore Delivery Centers
Closeshore
On-site/on shore Delivery Centers

3.6. FINANCIAL IMPACT OF THE TRANSFORMATION PROGRAMME

The total cost of the transformation plan is estimated at EUR 270 million, spread across the three years of the plan. In 2007, specifically, the costs of the plan amount to EUR 160 million, of which some EUR 40 million net costs will be in the operating margin. This net amount represents the costs to strengthen the Service Lines and Sales, accelerate industrialisation and build up capacity in offshore locations. These ongoing extra costs will be offset progressively by gains in the centralised purchasing programme.

This programme is due to improve the operational performance of the Group, prepare the Group to be more global and boost its organic growth capability. In particular, by 2009, from a combination of more standardisation, offshoring and more efficient, centralised purchasing, Systems Integration and Managed Operations are expected to increase their operating margin rates by 1.5 to 2 points and 1 to 1.5 point respectively. On a Group basis, the non-industrial purchasing programme and more efficient structure costs are expected to generate a further 1 to 1.5 point on the Group operating margin rate.

3.7. DEVELOPMENT OF THREE SPECIALITY BUSINESSES

On top of this programme, the Group has three major business development priorities:

- Atos Euronext Market Solutions expects to benefit from the merger between Euronext and the NYSE. Further the completion of the merger, discussions will start to consolidate the outsourcing platforms of the new combined company.
- Atos Worldline with the recent acquisition of Banksys and BCC in Belgium, the subsidiary is poised to participate actively in the new dereglemented European payment services market.
- Medical Business Process Outsourcing in the United Kingdom, where two major contracts have been won to provide diagnostic centre capacity into the north-west and south-west of the United Kingdom.

3.8. OBJECTIVES FOR 2007

For 2007 in particular, the objectives of the Group are:

- to generate 8.5% top line growth,
- a recovery in the operating margin in the United Kingdom and Italy,
- strengthened management team and organisation,
- focused execution of the 303 programme,
- development of Atos Worldline, Atos Euronext Market Solutions and Medical BPO,
- improvement in the operating margin rate before transformation costs,
- positive free cash flow after cash restructuring costs.

3.9. OBJECTIVE FOR 2009

In line with the ambitious development in the three speciality niches and the impact of the transformation plan, the Group has set an objective to double its operating margin in absolute value by 2009, assuming cautious top line growth.



4. CONSULTING SERVICES

GIVING THE CLIENT A COMPETITIVE EDGE

4.1. DESCRIPTION OF ACTIVITIES

Atos Consulting offers a pragmatic, realistic approach to addressing client needs. It provides "end-to-end" services and solutions, ranging from supporting strategy development through to enterprise solutions and technology decisions. This enables our clients to become increasingly effective and to generate more value through an innovative approach to business processes, well-integrated and supported technologies and strategic investments in people. It ensures that client enterprises receive business and technology solutions that create and sustain a real competitive advantage faster and more cost-effectively.

It has a proven track record of delivering solutions in Public Sector and Utilities, Telecom, Financial Services, Transport, Process industries, Consumer Product Goods and Retail, and in Discrete Manufacturing. By focusing on these specific industries, Atos Consulting ensures an in-depth understanding of clients and their businesses. Through a highly integrated and global approach, Atos Consulting ensures that all aspects of a client's organisation - people, processes and technology - are fully aligned with its business strategy.

The Group's activities are supported by four centres of excellence, which develop and deliver solutions as well as supporting business development activities. These centres of excellence use our knowledge management system extensively and disseminate leading edge information through appropriate training the knowledge sharing practices, focusing on the following areas:

- **Strategy and technologies:** supporting enterprises by assisting with the development and design of their business and IT strategy. Helping clients to apply technologies in a way that is aligned with their business objectives through our Atos™ Enterprise Architecture approach. Supplying expertise to navigate various enabling technologies and obtain excellent, innovative, reliable and secure IT operations. Helping customers rationalise their application portfolio landscape in order to reduce their total cost of ownership (TCO). Providing advice and support on business process outsourcing (BPO) and how it can be used as a strategic tool.
- **Operational transformation:** helping clients to address efficiency issues and use their operations as a mean to create sustainable competitive advantage. Providing insight into system applications that transform internal processes and external relations. Focus areas include supply chain management, procurement, customer relationship management, business intelligence, manufacturing, logistics and product development.
- **Financial management solutions:** designing and implementing financial processes and underlying technologies for the financial functions of private and public sector organisations. Enabling them to drive business performance through the use of better financial information, key performance indicators and transformed planning, budgeting and forecasting processes. Helping finance functions to capitalise on external changes such as the introduction and compliance with International Financial Reporting Standards (IFRS) and Sarbanes-Oxley.
- **People and change management:** focusing on the alignment of human resources with business strategies and objectives. Improving the efficiency of administrative functions by balancing low-cost structures with high-service levels. Managing the human dimension of change by addressing people and organisational factors during change initiatives.

Atos Consulting has a legacy of long-standing and close relationships with its clients, providing complete business transformation solutions that deliver highly effective results. In 2006 Atos Consulting has been instrumental to winning or driving contracts performed with the two other Service Lines: Atos Consulting United Kingdom was key to winning the ERP preparation for Chemchina as well as supporting the programme management for Fiat Iveco, Atos Consulting The Netherlands helped win and develop Infrastructure Transformation for Arcelor and Atos Consulting France was key to driving the roll out of the New Convergence programme for France Telecom Accounting.

In 2006 Atos Consulting has initialised its activity of Business Process Outsourcing around Support Functions as HR and Finance Management.

4.2. SUMMARISED TRADING

(In EUR million)	FY06	FY05	% Growth [c]	% Growth excluding the UK
Revenue	406	449	-8.0%	+8.1%
Operating Margin [a] [b]	35.4	70.3	-49%	+10%
% margin	8.7%	15.6%	-7.1%	+0.2 points
Staff year-end	2,698	2,734	-1%	

(a) After equity-based compensation
(b) Including Global Service Line costs
(c) Organic growth at constant scope and exchange rates

Consulting is a cyclical activity and Atos Consulting has suffered in 2006 the significant reduction of activity in the United Kingdom especially in Public Sector where our major strengths are with in particular the significant reduction of one very large contract with the Ministry of Defence.

Revenue breakdown by country


14% France
33% United Kingdom
36% The Netherlands
17% Other countries

4.3. FUTURE DEVELOPMENT

Atos Origin is committed to deliver Design-Build and Run solutions to its customers on a country and more and more on an international basis. Therefore activities overlapping two service lines are likely to develop further: IT strategy, Technical Consulting, ERP upstream, Infrastructure transformation as well as BPO in support functions will continue to grow.

On a country basis, Atos Consulting United Kingdom is reinforcing its presence in both Financial and Private sectors.

Growing internationally means reaching an appropriate critical size in main countries. Besides United Kingdom, The Netherlands, France and Spain having strong expertise, Atos Consulting is developing in Belgium and Germany with the support of Atos Consulting The Netherlands and in Asia Pacific with the support of Atos Consulting United Kingdom.



5. SYSTEMS INTEGRATION

DELIVERING CLARITY FROM COMPLEXITY

5.1. DESCRIPTION OF ACTIVITIES

The Group's Systems Integration specialists design and implement new IT solutions and systems across a number of core markets, ensuring a seamless fit with existing infrastructures and providing ongoing support and enhancement of IT applications. Our extensive experience in integrating people, processes and technologies enables us to design, build and operate practical and robust solutions.

The Group works with its clients to develop, implement and maintain systems that will support and enhance their overall business strategy. As the market moves towards standardised packages, we design and implement solutions from leading vendors such as SAP and Oracle and integrate them in complex environments, using best-of-breed technologies. We also implement projects using customised software, open source, and legacy applications, including various languages and design methods. We work with a carefully selected group of strategic partners to develop and implement end-to-end offerings, integrating leading technologies and packaged systems. In 2006, Atos Origin has been selected by SAP to become its preferred partner in Manufacturing (which is the largest Market Sector in Atos Origin). SAP also awarded its 2006 Pinnacle Award to Atos Origin for SAP hosting which includes both Application Management and Application Hosting.

As the global demand for application management increases, the Group has crafted a unique and transparent value proposition, incorporating state-of-the-art processes and methodologies, strong governance and industry standards such as ITIL for continuous service delivery. This has been formalised in our Atos™ Application Management approach and is applicable across all core markets. It leverages our global sourcing capabilities to deliver substantial reductions in clients' cost of ownership through flexible pricing models aligned with their business activities and harmonisation of client processes. In 2006, Application Management has become the largest activity in Systems Integration within Atos Origin.

Our approach to global sourcing involves leveraging a worldwide portfolio of capabilities, irrespective of their geographic location, to deliver high-performance, dependable and globally consistent services across all phases of the IT lifecycle. Atos Origin is a leader in deploying European SEI CMM capabilities. We currently have global sourcing centres with more than 5,000 staff in Europe, Asia, and South America assessed at CMM level 3 and our Mumbai centre was certified CMMI level 5 at the end of November 2005.

Although global sourcing can bring considerable benefits, it can also bring major organisational complexity, highlighting the need for a provider with strong transformational capabilities. This is where we excel, leveraging our global experience, maturity, organisational and cultural alignment, as well as robust delivery capabilities.

"OUR APPROACH TO GLOBAL SOURCING IS ABOUT LEVERAGING A WORLDWIDE PORTFOLIO OF CAPABILITIES, IRRESPECTIVE OF THEIR GEOGRAPHICAL LOCATION"

Our main areas of expertise include enterprise resource management (ERM), customer relationship management (CRM), business intelligence, supply chain management (SCM), business integration, enterprise content management (ECM) and technical automation. Across all of these areas, we have successfully implemented many complex and global projects. The Group is particularly strong in managing large-scale integration programmes and has significant technical architecture skills. Our complete service offering is founded on extensive training and the adoption of high level industry certification standards, project management institute (PMI) and ISO9001: 2000, with a set of fully defined Systems Integration processes.

"WE ARE DEVELOPING EMERGING SOLUTIONS IN LINE WITH OUR CLIENTS' TECHNICAL STRATEGIES"

5.2. SUMMARISED TRADING

(In EUR million)	FY06	FY05	% Growth [c]	% Growth excluding the UK
Revenue	2,243	2,254	+2.1%	+4.3%
Operating Margin [a] [b]	60.6	132.3	-53%	-15%
% margin	2.7%	5.9%	-3.2%	-1.1 points
Staff year-end	24,836	23,721	+5%	

(a) After equity-based compensation
(b) Including Global Service Line costs
(c) Organic growth at constant scope and exchange rates

2006 was particularly impacted by extra costs to complete on several difficult projects of EUR 39 million in the United Kingdom and a decline in profitability in Italy due to weak market environment.

Revenue breakdown by country


29% France
14% United Kingdom
18% The Netherlands
39% Other countries

5.3. FUTURE DEVELOPMENT

Atos Origin is committed to delivering end-to-end solutions to its clients and is therefore continuing to strengthen its global Consulting and Systems Integration organisation to coordinate and standardise the provision of services to clients across multiple countries and provide integrated design-build-operate services.

Although the economy in Europe is expected to see only modest growth over the next three years, large IT services providers are expected to benefit from higher demand due to consolidation of procurement and strong regulation requirements. Atos Origin has therefore developed a three-year strategic plan based on continuing organic growth in Europe in the coming years. Furthermore, Atos Origin expects to see strong growth in Asia Pacific, linked to our strategy of focusing on large multinational clients who are expanding rapidly in this geographical area.

The Group's Systems Integration business is an integral part of its total business offering and we intend to continue to increase the proportion of our activities that derive from long-term relationships with our clients and from recurring revenue sources, especially in application management. Atos Origin is recognised among prominent industry analysts as the leading solutions provider to the market. This follows significant investment in 2006 in terms of tooling, processes and training, both for package implementations and custom application management. In our key sectors, we have developed industry-specific demonstrations of these solutions, which have proved very successful in areas such as Telecom (Orange, Tim, KPN, Vodafone, E-Plus), Finance (BNP, Caja Madrid, ING), Automotive (Fiat, Renault) and Retail (KarsdtadtQuelle).

The Systems Integration activity is quickly evolving towards more maturity under the pressure of our customers requiring higher quality at a reducing price year after year. The long-term contracts for Application management and Fix Price projects are allowing Atos Origin to propose measurable productivity improvement thanks to better processes and tooling; Atos Origin is sharing with its customer the resulting savings. As well Atos Origin is more and more organised around Front Office/Back Office with the Back Offices representing soon half of the Systems Integration staff either within Europe in specialised Delivery Centres or Offshore in India or Brazil. Full benefit of this new delivery scheme can only be obtained through a global delivery platform where processes are crystallised through CMMI roll out where Atos Origin is seen as a leader.

Fix price projects and Application Management require a very strong practice of Risk Management organised on a global level in Atos Origin. All countries have implemented a strong Operational Assurance Unit able to take business leadership in case of difficult contracts.



6. MANAGED OPERATIONS

MANAGED OPERATIONS - STRATEGIC ALTERNATIVES ADDRESSING COST AND RISK

6.1. DESCRIPTION OF ACTIVITIES

Atos Origin specialises in managing and transforming the IT operations of its clients. This includes managing clients' entire information and data processing systems, covering data centres, network and desktop support operations, application management and implementing processes and tooling that enable clients to benefit from state-of-the-art technology.

Atos Origin specialises in managing and transforming the IT operations of its clients. This includes managing clients' entire information and data processing systems, covering data centres, network and desktop support operations, application management and implementing processes and tooling that enable clients to benefit from state-of-the-art technology.

Atos Origin is the leading European outsourcing company as well as having a significant position in the rest of the world. We provide 7x24 "follow the sun" infrastructure and application support through our global network and have unrivalled experience in major roll-out programmes covering complex and multi-site solutions including SAP and CRM applications.

To provide world-class service delivery, Managed Operations uses its own Continuous Service Delivery Methodology (CSDM). This is based on ITIL standards and ensures globally consistent processes, tooling and organisations. This methodology is important in allowing Atos Origin to guide the client through the process of assessment, planning, implementation, transition, and continuous quality delivery.

In 2006 we have concentrated on developing our portfolio as part of the Atos Origin Business Harmonisation approach. Built on the key service solutions described below, this approach aims to boost a client's business agility and performance. As well as the key solutions we have also developed and marketed packages that highlight our approach and methodology for server consolidation and data centre operations on a global basis.

Particular attention has also been paid to developing our partnerships with leading vendors such as Intel and Microsoft. This has seen the launch of innovations such as remote management and security capabilities being built into Atos™ Workplace Solutions using Intel® vPro™ technology to improve IT services and increase user uptime. Atos Origin also won the Partner of the Year Award for Sales and Marketing in the Information Worker Solutions category at the 2006 Microsoft Worldwide Partner Programme Awards. Atos Origin won this award with its innovative Atos™ Workplace Solutions for providing solutions built on familiar programmes that enable their customers to better manage, prioritise and collaborate on increasing volumes of information.

Our services and solutions include:

- **Outsourcing** - Atos Origin is one of the few companies that can provide all the "design, build, and operate" elements of a complete outsourcing solution. We specialise in transforming the IT infrastructure and business operations of our clients to improve efficiency and performance. This includes managing data centres, network support and desktop support operations. Our outsourcing services are supported by proven organisation and methods, processes, and tooling, all of which are ISO 9000 and BS7799 accredited, to ensure consistent service-level delivery on a worldwide basis.
- **Atos™ Workplace Solutions** - providing enterprise support services for desktop PCs and mobile devices such as laptops and PDAs. The centrally managed services provide secure, flexible workplaces for a fixed low price per user/month, realising significant savings. Our services include Workplace Transformation for modernisation and standardisation, application distribution, management and support, and Global Service Desk for multi-channel IT support, provided on a 7x24 basis.
- **Atos™ Application Management** - This keeps an enterprise's applications updated and tuned for best performance. We use a scalable, flexible-growth model for application management and an ITIL-compliant Continuous Service Delivery Model for highly efficient global delivery processes. This allows enterprises to improve their business efficiency and achieve regulatory compliance. And, by establishing Service Level Agreements using unit of work-based pricing, we can provide significant reduction in the Total Cost of Ownership (TCO).
- **Atos™ Infrastructure Services** - providing infrastructure management services ranging from Remote System Management, Secure Data centre Hosting to Utility Services. Our proven methodologies for data centre and server consolidation enable us to standardise all your IT elements and provide services on a pay-for-usage, "utility" basis. This approach provides the transparency needed to improve user accountability, control IT resource consumption, and enable regulatory compliance.

To deliver this, Atos Origin offers different engagement models according to the needs of an organisation. This variety of engagement models provides the needed commercial flexibility for making the engagement "fit" with the client. The traditional approach is through an outsourcing arrangement with the client. However, other ways in which Managed Operations has engaged clients is through Joint Ventures, Business Process Outsourcing (BPO), T&M, Transaction Based models, SLA Based, Fixed Price or Bespoke contracts and Global Sourcing.

Ensuring world class quality and service delivery is a key success factor for implementing Global Sourcing strategies. Our global delivery capabilities include offshore service desks and support centres in India, Malaysia, Morocco and Brazil. This complements our existing onshore and nearshore delivery centres. Atos Origin India has been assessed at CMMI Level 5 and all our Global Sourcing centres to the highest levels of ISO 9001:2000 and the SEI Capability Maturity Model (CMM and CMMI). With currently over 3,000 staff working in centres assessed up to CMM level 5, we expect to grow this number significantly in order to continuously develop our reputation for consistent worldwide service delivery.

In addition to the above, Atos Origin has three specialised businesses with substantial growth potential:

- **Atos Worldline - A European Leader in Electronic Transactions -** Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services. It designs, develops and operates IT services and solutions in three major fields, Payment, CRM and eServices. Atos Worldline has 2,900 employees in Europe (or 3,900 including Banksys and BCC acquired in December 2006) and an annual turnover of almost EUR 385 million (or EUR 630 million including Banksys and BCC).

Atos Worldline offers its clients a unique value proposition and supports them so they can differentiate from their competitors:

- High quality end-to-end services across Europe
- Productivity and cost reduction thanks to volume aggregation across Europe
- Personalised services: customised solutions and operating costs, based upon clients' business criteria
- Guarantee of innovation and future proof services, thanks to a strong focus on Research & Development and a long-term commitment

Based on expertise in end-to-end IT solutions for end-user applications, this core business is declined over specific domains that are Payment (both Acquiring and Issuing), CRM and eServices.

Payment/Acquiring

Atos Worldline develops and processes tailor-made Acquiring services for all types of payment. By Acquiring we understand: receiving electronic financial data from merchant related to a payment transaction, and processing that data. Atos Worldline expertise are:

- Call centre for retailers - Contract management - Claim handling
- Selling, renting and installation of terminals
- Development of terminals
- IT acquiring processing
- POS authorisation - Routing - Transaction processing - Commission billing
- Payment solution provider
- Technical interface - e-RSB, Visa MasterCard - Interface Automated Clearing House

Payment/Issuing

Atos Worldline develops and processes tailor-made Issuing services for all types of payment. By Issuing we understand: processing and management of cardholders' transactions. Atos Worldline expertise are:

- Authorisation server - Card management transaction
- Payment solution provider
- Call centre for cardholders
- Fraud management

CRM & e-Services

Atos Worldline develops tailor-made Customer Relationship Management services fully combined with multichannel services, in order to foster customer loyalty and customer management across interaction channels. Atos Worldline expertise are:

- Loyalty programme management - Data mining - Customer intelligence - Dataware house - Geomarketing
- Development and hosting of Internet services
- Mobile services (SMS, MMS, Wap, IP services)
- Virtual call centre - Interactive Voice Response – Voice recognition - Web call centre Messaging

With a focus on technological innovation, Atos Worldline builds on a strong combination of expertise to implements its solutions in an in-house or BPO mode. Atos Worldline delivers innovative and future-proof solutions and platforms through Solution Centres and investing in R&D, flexible processing platforms (SOA Services Oriented Architecture, Java, MDA) and secure, powerful and scalable technical architectures.

Atos Worldline has been committed to implementing new technologies, creating new uses and new products for over 30 years. Atos Worldline has acquired a strong reputation as a professional European Partner of the banking, telecoms, retail and healthcare markets with a strong background in functional application management and for understanding the global environment and market context of the service. Furthermore, Atos Worldline has developed a successful and original approach with its key clients through a "win-win" model, offering to share investments and revenues. In order to achieve this, every year we invest 10% of our operational profits in Research & Development in domains which, tomorrow, will make all the difference in mass transaction management: voice over IP, the convergence of voice/data in mobile 3G telephone technology 3G, RFID, secure payments (particularly mobile payments), video on demand, electronic ink etc.

- **Atos Euronext Market Solutions - Exchange, Clearing and Settlement, Capital Markets Systems -** Atos Euronext Market Solutions (AEMS) is the world's largest provider of IT solutions for exchanges, clearing houses, banks and intermediaries. AEMS is servicing the different parts of the transactions chain from front office, asset management and brokerage platforms, middle office and trade processing to back office, clearing and settlement. AEMS employs 1,300 industry experts in its offices in Paris, London, Brussels, Chicago, Dubaï and Hong Kong. With data centres in Paris, London, Chicago, Amsterdam and a presence in 16 sites around the globe, AEMS provides hosting services and technical support to our international customers.
- **Medical Services -** Atos Origin Medical Services is a leading UK provider of managed medical services. It delivers disability assessment medicine, occupational health, medico-legal services, primary care

and diagnostics services that touch the lives of over two million people in the United Kingdom. Its clients include the NHS, major government departments, public sector authorities and private companies. Medical Services employs 1,400 people, including 450 medical professionals, and operates from a nationwide network of over 250 medical facilities. It also engages a further 1,500 medical professionals with the support and mentorship of our medical leadership team.

Atos Origin Medical Services works closely with leading healthcare authorities and is involved in many strategic initiatives that are transforming the delivery of primary healthcare. For instance, we were the first organisation in the United Kingdom to establish and run a privately operated NHS walk-in centre to provide GP services without an appointment. Working with an extensive team of medical professionals, operational managers and support staff, we deliver modern healthcare solutions based on an uncompromising commitment to the highest standards of clinical excellence, innovation and value for money.

Four types of Medical Services

- NHS Walk-in Centres
  - Primary care centres in busy areas or business centres
  - Adapt the healthcare offering to modern life
- Diagnostics Centres
  - Managing Town-Centre Technical Centres (CT, X-Ray, Ultrasound, MRI, Dexa, Mammo, Lung function…)
  - Increase rapidly the service capacity
- Occupational Health
  - Proactive prevention
  - Decreasing the amount of sick days
- Medical Assessments
  - General Incapacity and Disability assessments for Department for Work and Pensions
  - Medical risk assessments for insurers

Within Managed Operations our services continue to benefit from a number of key differentiators. Our investment over the last 10 years in establishing a consistent, high-quality, global service delivery capability based on ITIL has ensured that services are delivered effectively and reliably. We are also sensitive to the needs of our staff and take particular care that newly in-sourced employees quickly find their place in the Group. Finally, we work to ensure a good cultural fit with our clients. We understand the need to develop strong, transparent and long-term relationships with clients and have a policy of developing effective local management in all countries where we operate, to balance our globally aligned services with local understanding and knowledge.

6.2. SUMMARISED TRADING

(In EUR million)	FY06	FY05	% Growth [c]	% Growth excluding the UK
Revenue	**2,749**	**2,756**	**+2.6%**	**+6.0%**
Operating Margin [a] [b]	**226.1**	**253.8**	**-12%**	**-14%**
% margin	**8.2%**	**9.2%**	**-1.4%**	**-1.9 points**
Staff year-end	**21,106**	**21,036**	**+0%**	

(a) After equity-based compensation
(b) Including Global Service Line costs
(c) Organic growth at constant scope and exchange rates

In 2006, growth was impacted by delays in new contract signatures particularly in the United Kingdom. Profitability was impacted by the combination of high level of contract start-ups and declines in 2 key client contracts in The Netherlands.

Revenue breakdown by country


35% France
21% United Kingdom
18% The Netherlands
26% Other countries

Revenue breakdown by service offering


66% Managed Services
12% AEMS
14% Atos Worldline
8% Medical BPO

6.3. FUTURE DEVELOPMENT

We continue to believe that there are substantial opportunities for outsourcing client operations. The market in continental Europe remains relatively underdeveloped, while in the more mature United Kingdom market new opportunities will be complemented by a significant amount of renewal business.

We have noticed that clients are demanding a greater level of transparency in the services they are receiving. To address this need we have developed portal solutions that allow real-time access to key service data and have structured contracts that allow the customer greater flexibility in adapting service levels and volumes to meet changing business requirements. The effect of these changes is completely transparent and can be executed in a flexible framework contract.

As large European and Global companies become homogeneous cross-border organisations, they recognise the need to align applications and the underlying infrastructure with their business processes. We have developed service offerings to support this process. Our set of infrastructure transformation services includes data centre consolidation and server consolidation. These offerings can be tailored to specific customer requirements but address the concepts of "virtual data centre" and "utility shared services". In building these solutions we have been able to leverage the in-depth knowledge of our consulting organisation. Our underlying service portfolio has been refreshed to reflect developments in virtualization and improved system management tooling. Our Global Managed Services organisation ensures consistent, standardised service delivery across all geographies according to our ITIL implementation Atos CSDM.

In the European payment market, we believe that we will face three major challenges in the next few years, including regulatory changes (SEPA - Single European Payments Area), changes in client usage (development of mobile services, RFID solutions etc.) and changes in IT environments (mainframes replaced by distributed systems). Although there is the constant pressure from new players entering the market, including Telecom companies, we are convinced that the Group's deep experience and knowledge in these areas will provide rich opportunities for Atos Worldline. On 7 December 2006 Atos Origin has acquired the payment processing firms Banksys and Bank Card Company (BCC) from Fortis, Dexia, KBC, ING and other Belgian banks, through Atos Worldline. The acquisition will create a European Leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million. It builds on our extensive experience in payment operations in Germany, France and Belgium, and a presence in the United Kingdom, Spain and Italy.

Europe's banks are increasingly operating on an international basis and now want to work with a single partner that can provide a uniform, multi-country service with greater economy of scales, and who is prepared to invest in platforms and business development at a European level.

This deal represents a major step forward the Atos Origin strategy to become a pan-European player in the payment processing areas in the post-SEPA environment and to show its capacity to be a reliable partner to accompany the SEPA transition.

Atos Euronext Market Solutions is now well structured organisationally and positioned in terms of its offerings to sell cash, derivates and clearing products to capital markets globally. We believe that there will be substantial opportunities in this market as globalisation and the resultant consolidation of exchanges takes place. In particular, we expect the scope of AEMS to grow with the addition of the NYSE technology platform, now that the Euronext – NYSE merger has been approved.

In 2007 the Company will continue to focus on growth opportunities within the outsourced managed medical services market in the United Kingdom. As well as building upon our excellent occupational health customer base and extensive range of service provision, we will actively work with the United Kingdom National Health Service (NHS) in support of its market-forming agenda to provide greater access to, and choice of, health services for United Kingdom citizens. In particular, we will continue to link our unique skills in managed medical services with our business consulting and IT services capabilities, to provide a fresh approach to the provision of primary care and enabling services to the NHS.



7. SOCIAL RESPONSIBILITY

7.1. LIVING OUR VALUES

Atos Origin employs approximately 50,000 people in over 40 countries. Our core values and behaviours unify our diverse teams and form the basis for our actions, our attitudes and ultimately our sustained success. We aim to provide a good working environment and treat people with respect. We encourage our people to live our corporate values and we expect them to act with courage, loyalty and intellectual honesty. Our values also underpin the way we interact with our business partners, clients, suppliers and shareholders. This reflects our desire to participate in society as a responsible corporate citizen.

Customer Dedication
We listen. We devote energy to understanding clients' needs and challenges and commit to solving them. It's an essential part of building trust, building relationships and building business.

Commitment to Execute
We do what we say. We deliver results to our clients on time, on budget and to agreed quality standards.

Conviviality
We consider work a social place, with room for humour and warmth. We need to have fun together.

Entrepreneurship and Team Spirit
As a team, we share knowledge and think ahead to be creative and to find new opportunities. We manage the present and plan for the future.

Profitability
We are acutely aware that everything we do impacts upon our profitability, which is the foundation to secure our future.

The Group insists that all employees agree to abide by a Code of Ethics. The Code of Ethics is intended to remind all Atos Origin employees of the requirement to act honestly, fairly and with integrity in their day-to-day work. It is not intended to provide an exhaustive list of acceptable and unacceptable behaviour but a general guide to good business practice. It should be interpreted within the legal framework in force in each country where Atos Origin is conducting business. Therefore, Atos Origin will expect all employees to comply with both the rules and the spirit of the Code of Ethics.

The Group relies on a limited number of key suppliers in its business, notably with respect to hardware and software used in the design, implementation and running of IT systems. While there are alternative sources for most hardware, software and services, the Atos Origin Group has long-term licence and other agreements with a range of qualified suppliers. Atos Origin monitors the standards adopted by our main suppliers and associates to ensure that their standards of behaviour match our own.

The Group abides by the terms of the Human Rights Act and we are committed to ensuring that all of our employees work in an environment where they are free from discrimination, intimidation or any other form of harassment.

7.2. CONTRIBUTION

In 2006, Atos Origin continued to encourage its employees to support local communities through volunteer work, donations, partnership with humanitarian organisations.

In France, in December 2006, Atos Origin made available its SIPS solution - Secure Internet Processing Services - to the Telethon, which enables people to make donations through the Telethon website. All 15,000 Atos Origin employees in France were also involved in this cause, creating or contributing to local events organised in Atos Origin locations, to the benefit of the Telethon. Atos Origin also encourages this kind of actions through the Recruitment policy: since April 2006, a partnership is established with "La Fondation de France": for each internal referral, in addition to the amount given to the employee who referred the new hire, Atos Origin gives a donation to "La Fondation de France".

In The Netherlands, the Derde Wereldfonds is committed to support people in third-world countries, helping them to improve their lives. We mainly support educational and health projects, especially for children, and projects such as building a school and a water pump installation in Burkina Faso, building a village centre in Sudan, buying a school bus in Cambodia, building a hospital in the Dominican Republic.

Atos Origin continues to support Right to play, in the perspective to link our role in providing IT services to the Olympic Games with supporting an internationally recognised non-governmental organisation that is committed to improving the lives of children and their communities affected by conflict, poverty and disease by using the best values of sport into opportunities to promote development, health and peace. Right to play evolved from the Olympic Aid programme and was founded by four-time Olympic gold medallist, Johan Olav Koss.

7.3. ENVIRONMENT

The respect of the environment and maximising the preservation of the environment are an important concern for Atos Origin. The Supervisory Board is responsible for ensuring that the Atos Origin Group takes actions to maintain good standards of environmental management relevant in our businesses and that we meet or exceed all regulatory and legislative requirements.

It is for this reason that:

- Processes are in place to actively improve the efficiency with which finite resources (such as energy, water, raw materials) are used.
- Appropriate management, operational and technical controls are in place to minimise the release of harmful emissions to the environment.
- Appropriate measures are in place to improve the environmental performance of products and services when in use by the end user.
- Innovative developments in products and services that offer environmental and social benefits are supported.

Atos Origin continued to work with many clients to develop systems that are themselves environmentally beneficial. These include developing:

- Labelling systems – to guarantee food quality and prevent health risks.
- Transport systems – to plan journeys and minimise distribution or travel times.
- Monitoring systems – to optimise power generation and distribution.
- Document storage systems – to minimise paper use.

Most of the services provided by Atos Origin are undertaken by professional staff working with computers from office premises in Western Europe. Atos Origin is not generally engaged in activities that are environmentally wasteful or seriously hazardous for its employees or the local communities in which operations occur.

7.4. HEALTH AND SAFETY

The Group seeks to provide healthy and safe environment and premises to all its employees.

- Every location has a health and safety officer and has established appropriate policies and procedures to the environment, which enable to assess, manage and monitor risk situations.
- The safety of staircases, lifts and other hazardous areas must comply with safety laws.
- Ergonomics surrounding work areas and computer equipment are an important issue, and the Group provides advice to its employees.

7.5. REPORTING

The Group does not report its water or electricity consumption, nor its waste levels, since it has no manufacturing operations and the amount of utility resources consumed is very small in relation to its overall cost base. Such costs are minimised as part of the Group's financial control of its business.

7



8. HUMAN RESOURCES

8.1. PEOPLE AT THE HEART OF OUR BUSINESS STRATEGY

Our competitive advantage lies with our people whose knowledge and skills are fundamental to our innovative products and services offering. That is why we aim to attract, develop and retain the best people and create a challenging environment providing opportunities for personal and professional growth.

During 2006 we have further aligned our HR policies and processes with our overall strategies and business needs. This has enabled our organisation to respond effectively to customer demands and to achieve profitable growth. We made significant efforts to further develop our ability to attract new talent, to develop talented employees and to retain our highly qualified staff. In an increasingly challenging market, we have continued to implement first class HR practices ranging from the implementation of successful recruiting campaigns to the development of an online Global Performance Management system and the implementation of a company-wide employee stock purchasing programme as well as strengthening our SAP HR system facilitating efficient HR processes.

8.2. ATTRACTING AND INTEGRATING NEW TALENT

Attracting and recruiting talents is a key objective for the development of our business and our future. By attracting and recruiting talented and high potential professionals, we are not only integrating people with the right skills matching our current business needs, we are also preparing for the future. Attracting and recruiting talents is part of our global human resources strategy focusing on human capital development.

8.2.1. Recruitment initiatives

Recruitment is a strategic issue for the Atos Origin Group. We recruited more than 10,000 people in 2006. In many countries we have initiated recruitment initiatives in increasingly challenging labour markets. In France we were faced with substantial recruitment challenges as significant numbers of new professionals were required to respond to business needs. For this recruitment initiative a new recruitment campaign was launched, illustrating our global human capital development strategy: we want to develop our external visibility as an employer of choice. Our main message in this campaign focused on our ability to propose challenging job content, interesting projects and outstanding career opportunities, supported by a real HR strategy providing professional development opportunities. Recruitment campaigns highlight the fact that we are talking to applicants about themselves, about their personality, their career and the way we can align personal expectations and our business requirement.

8.2.2. Managing employee transfer and transition

IT Outsourcing is one of Atos Origin's key service offerings. The Human Resources function has been supportive in a number of outsourcing deals where transfer of employees was involved both at national and at trans-national level. A specific people transfer approach has been implemented, combining a clear planning of the various stages in the bid and transition processes with the roles and responsibilities of Human Resources; it also involves a clear communication and change plan which focuses on informing and managing the expectations of the new employees and on informing the internal organisation.

In 2006 there has been a clear focus on advancing this approach with the launch of commercial documentation and brochures and the launch of an extensive training programme for our Human Resources managers across the organisation.

Our skilled and experienced Human Resources specialists are fundamental to our professional people transfer approach, which focuses on successfully integrating new employees into our organisation and on the acknowledgement that people transfer is a major change to both the affected employees as well as the standing organisation.

8.3. DEVELOPING TALENTED PEOPLE

8.3.1. Developing Talented People

In this fast changing industry, we must ensure that our employees have the best skills and knowledge to develop the best solutions for our customers. In 2006 several exciting developments and new initiatives in the areas of training and development and talent management were initiated to ensure that employees have the tools, the abilities and motivation to deliver professional services exceeding our client's expectations.

8.3.2. Leadership Development

Almost 70 participants joined our Global Organisational Leadership Development (GOLD) programme in 2006. A large scale evaluation was completed at the beginning of the year to ensure that the programme, which has been in place since 1999, continues to simultaneously develop our future leadership potential whilst meeting our business objectives. Past and present participants, HR and senior managers were asked to evaluate all aspects of the programme with specific focus on individual and business benefits and quality of supporting processes.

The evaluation indicated that the programme is very highly regarded throughout the organisation providing a unique personal learning experience for our leadership potential. As a result, a detailed action plan has been implemented to strengthen the foundations on which the programme operates, ensuring that the participants and the business will continue to gain the maximum benefit.

Selection of participants will continue to be based on excellent performance as well as clear indication of the candidate's energy and potential for personal & professional growth. Individual development plans have been developed for each participant prior to the start of the programme that will be monitored and reviewed by HR & senior management, effectively ensuring progress is continuing beyond the duration of the programme. A mentoring programme for participants involving members of the Management Board and senior management has also been firmly established.

These changes will serve to strengthen the foundations we have in place to ensure that leadership development as part of our wider talent management strategy can deliver the very best people to meet our future business challenges.

8.3.3. Training & Development

The Atos Origin University continues to provide the platform for training and development of our employees. During 2006 the university continued our agreement with our eLearning provider providing access to over 2000 online courses. Specific courses can be matched to the specific skill requirements of each job role detailed in Atos Origin's Global Capability Model (GCM) providing an easily accessible opportunity for personal development.

In addition several exciting new initiatives have been launched in 2006 in partnership with the Atos Origin University. The Global Market Management Telecom team has created a Telecom Faculty within Atos Origin University as a Centre of excellence to ensure that participants develop state-of-the-art management skills for telecom to truly meet Atos Origin's clients' requirements. Two tailor made programmes have been developed in association with the University of Leuven in Belgium to ensure Atos Origin employees fully understand the needs of the telecom marketplace and solutions offered by Atos Origin.

8.3.4. Performance Management

Performance Management is essential to our business success, ensuring our people are constantly developing, and have the right skills and confidence to deliver solutions & services to our clients.

2006 saw the implementation and pilot of our global, online performance management process. The pilot paved the way for the launch of the new performance management process for 2007 in which the performance and training & development needs of every Atos Origin employee worldwide will be appraised according to the new performance management cycle. This cycle consists of four main elements: objective setting, mid-year review, annual appraisal and individual coaching & development plan and is underpinned by several tools defining & measuring performance, competencies & capabilities. These include the Global Capability model which provides an overview of all job roles within our organisation, the balanced scorecard which is a powerful tool for measuring & defining organisational and individual performance, and the Atos Origin competency model which provides a clear description of the behaviours and values required of our employees.

The new performance management process effectively balances the personal development needs of individuals with our business objectives, making both individual employees and the company as a whole, more effective.

8.3.5. Annual HR Review

The Atos Origin HR Review is conducted on an annual basis and provides a critical strategic link between the current and future staffing requirements for the business. The people review and succession planning ensures our strategic and operational business goals are translated into a clear set of objectives and actions.

In 2006, a comprehensive people review and succession planning for key leadership positions reporting to the Management Board and account management was completed. A comprehensive overview of our key leadership positions, performance and potential will ensure that the right people are in place to define, challenge and execute our business strategy.

8.4. RETAINING AND REWARDING OUR PEOPLE

The objective of Atos Origin's reward policy is to ensure the company has appealing, market-competitive and flexible reward systems in place that drive individual, team and company performance, to attract, motivate and engage employees. For this purpose we continued to monitor trends on the labour market and benchmarked our reward practices with other companies in the ICT and High Tech sector.

The total reward package of many employees is based on a mix of fixed and variable remuneration elements completed with share incentives. In 2006 the company has implemented a stronger alignment between the global bonus plan (variable pay scheme for senior management of the Group) and local bonus schemes to create more focus on achieving common goals.

The stock options granted in 2006 and the new stock ownership programme implemented in 2006 aim to motivate employees, strengthen the identification with the Atos Origin Group and foster an entrepreneurial spirit.

8.4.1. International mobility

The deployment of talent is key to the overall success of our business. As an international Group, Atos Origin is increasingly attracting highly skilled professionals who have the desire to work in an international environment or to live and work in another country. Moreover, to meet the business requirements of its international client base, Atos Origin requires employees willing to work on temporary project assignments abroad.

Atos Origin has a specialist team in place which provides specialist international assignment services and guides the evolution of policy and processes, ensuring we can meet the challenges presented by increased international mobility.

The international employment taskforce established in 2005 continued to introduce improved processes during 2006, including the appointment of a global tax and legal advisor. This appointment underlines the importance Atos Origin places on operating in compliance with legal and fiscal requirements wherever our employees are located, including client sites.

In 2007 new initiatives will be launched that foster talent development through international exposure and cross-cultural experience.

8.4.2. Employee and Management Shareholding

At December 2006, the ownership of the Group's shares by employees relating to ownership plans such as mutual funds and corporate savings plans reached 1,538,860 shares, or 2.2% of common stock, compared with 0.5% at the end of 2005.

In 1998, Atos (pre-Origin) set up an employee stock purchase plan for its workforce in France, based on a corporate savings plan (PEE) managed through a fund invested 90% in Atos stock and frozen for five years.

In 2000, the plan was extended to encompass employees of German and Spanish subsidiaries. An extension of this scheme enables Group employees to purchase Atos Origin stock (or shares in a fund invested in Atos Origin stock, in accordance with the relevant local legislation) from time-to-time at a 20% discount in relation to the current market price. 24 countries took part in the first issue of stock under this scheme in 2002.

In September 2006, Atos Origin launched a new Employee Stock Ownership Plan named "Sprint" and offered 45,680 employees based in the 10 largest countries, representing 95% of the company's workforce, an opportunity to take a stake and to feel greater ownership in the Company. The 2006 offering was based on a new plan design, which included a leveraged scheme. The possibility to purchase Atos Origin shares at a discounted price has been highly appreciated by our employees. About 1.8% of the share capital has been subscribed.

Based on the success of this operation, Atos Origin is targeting new broad based share purchase plans for approximately 1% pa in future years. The long-term objective is to reach a position where Atos Origin employees and managers own at least 10% of the equity of the Company, to motivate and align their objectives with those of external shareholders.

In 2006, schemes encouraging top management to purchase shares by offering additional free shares vesting within two years have been envisaged. Their implementation has been suspended and will be reconsidered in 2007.

8.4.3. Stock options

The Group grants an annual issue of stock subscription options to senior and middle managers. During the period, 1,167,140 new stock subscription options were granted to employees (of which 230,000 options were issued to the previous six members of the Management Board in March 2006), at a weighted average share price of EUR 59.71. This grant corresponds to 1.69% of actual common stock, of which 20% of such options being granted to the Management Board. Both size and allocation were made in accordance with the rules presented and approved by the Remuneration Committee.

In addition to that allotment, a "welcome package" of 50,000 stock subscription options has been granted to the new members of the Management Board in December 2006 at a share price of EUR 43.87.

A total of 630,088 stock subscription options were cancelled and 286,743 were exercised during the period.

8.4.4. Pensions

Atos Origin provides pension benefits in several countries where it operates. These benefits are usually provided by associated pension funds, insurance companies or directly by the company (book reserves). There are two types of pension benefits that Atos Origin offers to its employees: based on defined contributions and based on defined benefits. Atos Origin has a preference for defined contributions systems which are the more prevalent in its industry sector and provides its employees with the most flexibility. Defined benefits that Atos Origin has granted to its employees are recorded in accordance with the international accounting standard IAS19 on a prudent and conservative basis.

Atos Origin improved the management of risks derived from operating associated pension funds by installing a Global Pension Steering Committee as well as local Pension Steering Committees in the countries where it has such associated pension funds.

Atos Origin has a specialist team in place to manage its existing pension arrangements and support its business managers in outsourcing deals. The team also monitors developments worldwide and amends pension arrangements to new legislation and regulations.

In 2006 Atos Origin established, after consultation and negotiation with the local Works Council, a Contractual Trust Agreement in Germany as the external funding vehicle for its pension arrangements. The pension arrangements in a number of European countries have been amended to remain compliant with changes in local legislation and regulations from Pensions Regulators. We have implemented a legislation and regulations watch process for the coming years.

8.5. BRINGING TRANSPARENCY TO PEOPLE PLANNING PROCESS

Atos Origin's global SAP HR system increased its strategic importance in 2006 through a number of key developments significantly. All employee equity (stock option & share purchase) data is more closely monitored, as well as a management dashboard allowing near real-time reporting on key HR information including headcount, contractor ratios, attrition and diversity. Furthermore, Atos Origin's global annual HR review process is now supported online allowing us to become increasingly strategic in our people management processes. The drive in 2007 is to continue the implementation of HR processes and operations online, including global bonus plan administration, improved expatriate management and employee self-service.

8.6. COMMUNICATING WITH EMPLOYEES

Effectively sharing information and knowledge throughout the organisation to ensure that initiatives are aligned with our business direction is a key communication objective. By making information available to managers and employees we aim to ensure that everyone is well informed, effective in the job and feel part of the global organisation. For this purpose we use a wide variety of management and employee communication, including online facilities, printed communication materials, focused meetings and interactive communication channels.

In 2006 we launched the online version of Double You, our global employee magazine. Source, our global intranet was frequently used to communicate relevant company information throughout the organisation in a timely manner. Collaborative working was further enabled through our interactive communication tool Livelink. Regular management meetings were established to ensure that the company's strategic and operational objectives were effectively cascaded into the organisation.

Communication between management and employee representatives, unions and works councils continued during the reporting period. Discussions regarding the establishment of a European Works Council have progressed; planning is that the Atos Origin European Works Council becomes operational in 2007.

8.7. AN OLYMPIC EXPERIENCE

As the worldwide IT partner for the Olympic Games, Atos Origin has fully started preparations for the 2008 Beijing games. Based on recent experiences including the latest Torino winter Games, the team is working with confidence bringing best practises to Beijing preparing for the challenges these Games will bring.

Our continued support to the Olympic Games enables our people better than any other project to demonstrate their capabilities. Our initiatives to support the games attract the attention of current and potential customers and employees alike and increase our people's pride in working for with our company.

Where competing athletes have started to rollout their carefully planned training schedules for a performance peak from 8-24 August 2008 in Beijing, Atos Origin employees are doing exactly that to ensure that all IT facilities to support this high level event will be in place.

8.8. HUMAN RESOURCES REVIEW

8.8.1. Change in the Group workforce

Total staff employed increased from 47,684 to 49,847 (+5%) between 1 January 2006 and 31 December 2006.

Number of staff	FY 2006	FY 2005
Headcount opening	**47,684**	**46,584**
Change in perimeter	+557	-1,682
Hiring (*)	+10,156	+9,445
Leavers (*)	-7,903	-5,603
Restructuring	-647	-1,060
Headcount at closing	**49,847**	**47,684**

(*) Permanent staff only, excluding temporary staff movements.

Changes in scope related to business acquisitions and disposals in the period. The acquisitions refer to MAMS (46 people) in September for markets solutions, and Banksys and BCC (1,026 people) at 31 December 2006 in Worldline business. Disposals include the Middle East operations (386 people), Nolan Norton consulting business in The Netherlands (50 people) and Twinsoft in Spain (79 people).

The level of recruitment has been sustained, particularly in the Consulting business (+24% on the opening staff basis), with gross hiring of 10,156 in the period, representing 20% of the workforce, in line with the level that the Group had last year.

Hiring	12 months FY06	% of workforce
Consulting	658	24%
Systems Integration	5,162	21%
Managed Operations	4,311	19%
Corporate	25	14%
Group	**10,156**	**20%**

Leavers comprise voluntary permanent staff leavers, permanent staff who have been dismissed and those who have retired or were deceased. The number of leavers in 2006 was 7,903, higher than last year. Staff attrition rose in line with the business growth trend and increased to 12.7%, compared with 10.5% in 2005, which confirms the dynamics of the European market.

Attrition rate	12 months FY06	12 months FY05
Consulting	23.8%	19.0%
Systems Integration	13.4%	11.5%
Managed Operations	10.5%	8.4%
Group	**12.7%**	**10.5%**

A total of 647 employees left the business in 2006 under specific and localised re-organisation programmes as part of the business transformation.

8

8.8.2. Staff movements by service line and country

The workforce at the end of December 2006, by service line and country, was as follows:

Employees	31 December 2006	31 December 2005	Change	Average FY 2006	Average FY 2005	Change
Consulting	2,698	2,734	-1%	2,734	2,676	+2%
Systems Integration	24,836	23,721	+5%	24,325	23,396	+4%
Managed Operations	22,132	21,036	+5%	21,834	21,549	+1%
Corporate	181	193	-6%	190	193	-2%
Total	**49,847**	**47,684**	**+5%**	**49,083**	**47,814**	**+3%**
France	14,887	13,886	+7%	14,469	13,112	+10%
United Kingdom	6,322	6,873	-8%	6,495	6,864	-5%
The Netherlands	8,248	8,429	-2%	8,274	8,459	-2%
Germany + Central Europe	3,882	3,749	+4%	3,853	3,662	+5%
Other EMEA	10,443	9,575	+9%	10,403	10,613	-2%
Americas	2,774	2,475	+12%	2,568	2,596	-1%
Asia-Pacific	3,110	2,504	+24%	2,831	2,314	+22%
Corporate	181	193	-6%	190	193	-2%
Total	**49,847**	**47,684**	**+5%**	**49,083**	**47,814**	**+3%**

The year-end number of staff includes 1,026 people from Banksys and BCC.

The underlying 5% increase was 2% excluding the acquisition of Banksys and BCC at 31 December 2006, more in line with the organic revenue growth over the period.

The level of subcontractors fell steadily during the first half of the year 2006 and continued to be reduced during the second half.

The proportion of internal productive staff to total staff represented 93.0% at the end of 2005, and 93.8% at the end of December 2006. As part of the development of the Group's business model, it is one of the objectives to increase over medium term this ratio to 95% by accelerating the recruitment of offshore and nearshore resources, and continuing to replace onshore subcontractors inherited from large outsourcing deals by available internal inshore and offshore productive staff.

The indirect staff ratio (indirect staff as a percentage of full-time equivalent staff, including subcontractors) has reached an efficient level of 10.6% ratio as of December after 11.0% in June (compared with 11.2% at the end of December 2005). This level compares with 13.4% at the end of 2003 in Atos Origin before the acquisition of Sema Group. In the medium term, the Group wants to improve indirect staff efficiency and roles by developing shared services centres.

8.8.3. Temporary/permanent staff

Atos Origin employs staff on permanent and temporary contracts. Permanent staff members have a contract for an unspecified period of time. Temporary staff members have a contract for a fixed or limited period of time.

Employees	31 December 2006	% total	31 December 2005	% total	Change
Permanent	48,323	97%	46,143	97%	+4.7%
Temporary	1,524	3%	1,541	3%	-1.1%
Group	**49,847**	**100%**	**47,684**	**100%**	**+4.5%**

FINANCIAL &
LEGAL INFORMATION 2006



1. OPERATIONAL REVIEW

1.1. REVENUE

1.1.1. Organic growth

Revenues for the year ended 31 December 2006 amounted to EUR 5,397 million, down 1.1% against EUR 5,459 million last year.

Last year, the Group has disposed of a number of businesses, which removed EUR 148 million from the comparative revenue base – mainly the Nordic business (EUR 88 million) sold in June 2005 and the Middle East operations (EUR 52 million) sold at the beginning of 2006.

Exchange rate movements resulted in a positive adjustment of EUR 6 million on a comparable year-on-year basis, mainly from Brazilian real and British pound.

After adjusting for disposals and at constant exchange rates, the 2005 revenue base was EUR 5,317 million.

(In EUR million)	FY 2006	FY 2005	% growth
Statutory growth	5,397	5,459	-1.1%
Disposals		-148	
Exchange Rate impact		+6	
Organic growth (*)	5,397	5,317	+1.5%

On a constant scope and exchange rates basis, revenues for the year ended 31 December 2006 were up +1.5%. 2006 has been severely affected by a 12.5% decline in revenues in the United Kingdom resulting from four major contract ramp-downs (one in Consulting and three in Managed Operations), which were not compensated for by new business. Excluding the United Kingdom, Group revenues were up +5.4%.

1.1.2. Revenue by service line

The revenue performance by **service line** was as follows:

(In EUR million)	FY 2006	FY 2005	% growth	% organic growth (*)	% total revenue 2006
Consulting	**406**	**449**	**-9.7%**	**-8.0%**	**8%**
Systems Integration	2,243	2,254	-0.5%	+2.1%	42%
Managed Operations	2,749	2,756	-0.3%	+2.6%	51%
Total	**5,397**	**5,459**	**-1.1%**	**+1.5%**	**100%**

(*) Organic growth at constant scope and exchange rates.

The breakdown of the revenue organic performance by service line shows that all service lines have been impacted by the UK operations:

- Consulting was down 8.0%, but up +8.1%, excluding the United Kingdom.
- Systems Integration was up +2.1%, but up +4.3% excluding the United Kingdom.
- And Managed Operations was up +2.5%, but up +6.1% excluding the United Kingdom.

The service lines evolution in 2006 will be explained hereafter excluding the United Kingdom, and the United Kingdom trends will be covered afterwards.

Consulting

In 2006, organic revenue decrease in **Consulting** was 8.0%, with revenues of EUR 406 million compared with EUR 441 million in 2005 on a constant scope basis, but **Consulting excluding the United Kingdom** was up **8.1%**.

All countries have again achieved positive organic growth, with particular strength in France and Spain, both achieving double digit growth. The growth has been sustained by increased utilisation rate and staff capacity. Confronted with a slight increase in the attrition rate relative to last year, mainly in The Netherlands, the Group is addressing the capacity demand by reinforcing its recruitment drive and sourcing from Systems Integration.

Systems Integration

Revenues in **Systems Integration** were +2.1% higher organically in 2006, with revenues of EUR 2,243 million compared with EUR 2,197 million in 2005 on a constant scope basis, but **Systems Integration excluding the United Kingdom** organic growth was **+4.3%**.

In France and Germany growth remained strong while The Netherlands was impacted by consulting sourcing support, compensated in part by an intense recruitment programme.

In EMEA generally, there was strong growth in all countries except in Italy where there was a slight decline due to the focus on executing the restructuring and reorganisation plan combined with some delays in new contracts into Q4 and further deterioration of environment, particularly in the Public Sector and Industry.

Growth in Spain was double digit, starting to provide nearshore support for a few of the Group's major international clients and there has also been a good development in Financial Services and Telecoms.

Growth in the period was due to better volumes, with prices remaining broadly stable.

In line with the Group' strategy to develop its recurring business and thanks to strong contract base signed last year, Application Lifecycle Management achieved +14% growth in 2006, representing nearly 38% of Systems Integration.

At the same time, the high added-value ERP business has also increased significantly in the period to reach now 17% of Systems Integration

Managed Operations

In 2006, organic revenue growth in **Managed Operations** was +2.6%, with revenues of EUR 2,749 million compared with EUR 2,679 million in 2005 on a constant scope basis, but **Managed Operations excluding the United Kingdom** organic growth reached **+6.1%**.

In France organic growth was +10%, thanks to significant contracts signed last years as the Euronext.Liffe contract (booked in France and starting in Q3 2005), and mainly due to the good level of fertilisation on existing clients with La Redoute, Ministry of Finance, Renault Trucks, Alstom, Euronext desktop services and Stock Exchange Information Services, Amadeus help-desk services and Moneo.

In The Netherlands revenues were up +4%, thanks to both strong business fertilisation and new signatures coming into revenues with ING, Heijmans or Huntsman. More new contracts have been signed at year-end and are in the pipeline to widen the client base in the country, compensating the regular decline of key clients such as Philips and KPN.

In Germany and Central Europe, activity remained good with +4% growth, as in the EMEA where growth was also strong with +6% (although the activity is extremely limited) driven by some new business in Italy, commercial development of global clients in Belgium.

Organic growth in 2006 of +6.1% excluding the United Kingdom resulted from positive +7% growth in IT outsourcing business, +4% increase in payment systems, and +6% increase in BPO.

The growth of Atos Worldline confirms the Group's strategy to focus on reinforcing its presence on fast-growing high added-value payment card and internet processing businesses. Volumes are increasing and new offerings are being launched on the market. The Group believes that the introduction of SEPA (Single European Payments Area) will be one of the major challenges in the next few years for the European payment market and will provide tremendous opportunities for Atos Origin, and the recent acquisition of Banksys and BCC will reinforce the Group's positioning in this area.

As far the BPO is concerned, excluding the United Kingdom, the activity is extremely limited and the revenues growth does not represent the business trend.

1.1.3. Revenue by geographical area

The revenue performance by **geographical area** was as follows:

(In EUR million)	FY 2006	FY 2005	% growth	% organic growth (*)	% total revenue 2006
France	**1,666**	**1,526**	**+9.2%**	**+9.2%**	**31%**
United Kingdom	1,021	1,164	-12.3%	-12.5%	19%
The Netherlands	1,051	1,025	+2.6%	+3.3%	19%
Germany + Central Europe	592	562	+5.3%	+5.4%	11%
Rest of EMEA	734	839	-12.6%	+5.1%	14%
Americas	202	197	+2.4%	+0.5%	4%
Asia-Pacific	131	146	-9.8%	-10.3%	2%
Total	**5,397**	**5,459**	**-1.1%**	**+1.5%**	**100%**

(*) Organic growth at constant scope and exchange rates.

France, The Netherlands, Germany and Central Europe, the rest of EMEA despite Italy and Americas were all up. Asia-Pacific was down slightly, resulting mainly from several delayed or postponed projects.

The real underperformance was in the United Kingdom down 12.5%.

In the United Kingdom, the decline was due to four factors which the Group has explained each quarter since the beginning of the year, as expected:

- In managed services, the end of the Metropolitan Police contract from May 2006, which had an impact of EUR 55 million in 2006, representing a 4.8% organic revenue decrease in the United Kingdom.
- In consulting, the expected ramp-down of the major MOD contract which had an impact of EUR 40 million in 2006, representing a 3.4% organic revenue decrease in the United Kingdom.
- In managed services, the end of the one-year, non-recurring and fully subcontracted call centre contract, which terminated in April 2005, had a negative impact of EUR 25 million over the period, representing a 2.1% organic revenue decrease in the United Kingdom.
- In Medical BPO (part of Managed operations), H1 2005 (mainly in Q1) was positively impacted by exceptional volumes of EUR 21 million approximately, ahead of the DTI (Depart of Trade & Industry) contract renewal in March 2005. This amount represents a 1.8% organic revenue decrease in the United Kingdom.

These four specific contracts had a global negative impact of EUR 140 million or 12.1% over the period, and explain 100% of the decline in the United Kingdom.

Other items were generalised across all three service lines, and have totally offset the potential revenue growth expected excluding the four factors above.

This poor performance resulted from:

- Delays in final negotiations on the key Systems Integration difficult contracts have led to chargeable revenue not being recognised or up-selling revenue being postponed. These did not generate revenue during the period, with an impact in revenue of around EUR 12 million, and at the same time did not allow us to free up the people fast enough to be transferred onto the available new business. Most of these contracts have been delivered on time, but with an estimate of the costs to complete of EUR 47 million, in the operating margin in the United Kingdom.
- The acceleration of the decline in the second half of the year, due to less favourable Euronext comparison, having integrated the Euronext extension from Q3 2005, as expected.
- Weak short-term order entries in Consulting and Systems Integration which was translated in reduced utilisation rates as compared with last year and with H1 2006.
- Postponement of a few projects into Q4 against Q3 2006.

Nevertheless, during the second semester, the commercial activity in the United Kingdom has been more intense than ever with 100% win rate on key renewals and major contracts awards which both will provide to the UK operations the biggest country full backlog for the next years.

Consulting in the United Kingdom

In Consulting, the revenue decline was -29% in 2006, or -10% excluding the MOD ramp-down. Despite active commercial activity, the volume in new business is not yet sufficient to compensate the MOD ramp-down. The new management is positively transforming the United Kingdom consulting organisation from a delivery mode to a more balanced commercial and execution practise. In that context, UK Consulting announced in September the recruitment of new partners.

Four new partners have been appointed in the growing Financial Services team.

The appointments were made as part of Atos Consulting's plans to further expand and strengthen its UK business consulting practice, and underline the management team's commitment to grow its base of experienced senior consultants, particularly in the private sector.

This has not yet been translated into an improvement in activity. The utilisation rate, which was 56% in March and 59% in June, has again deteriorated to 55% in September and 51% in December. The UK consulting management is aggressively pushing time and material assignments to external customers and sourcing consultants to other countries. A progressive increase of the utilisation rate is expected in the next quarters and will benefit from the restructuring plan launched in Q4 2006.

Systems Integration in the United Kingdom

In Systems Integration, the revenue decline was -10% in 2006, or -4% excluding the impact of the difficult contracts.

The sales reorganisation is now completed with a 3-tier structure in place between key Accounts and strategic sales at the United Kingdom level, solutions sales within the service lines and the launch of professional services capabilities in the Systems Integration division.

This already provides sales benefits in the third and fourth quarters of this year, but with a lower ramp-up than expected.

As part of our plan to address execution on difficult projects, a specific operational Group has been established and has taken control of the difficult projects. On the specific difficult contracts, the Group is progressing according to the July plan in the delivery milestones but negotiations with customers are taking longer than expected, impacting further the UK margin.

This has prevented it from recognising revenue or generating up-selling revenue in the third quarter. Positive outcome of the negotiations by year-end should secure the next contractual phase for 2007.

As positive consequence, the Systems Integration utilisation rate in the United Kingdom came back to 77% in December at the same level than in June, but after a fall to 75% in September. A restructuring plan has been launched in Q4.

Managed Operations in the United Kingdom

In Managed Operations, the revenue decline was -9% in 2006, but up to +9% excluding the three specific contracts mentioned above (Metropolitan Police, DTI and the subcontracted contract).

The net organic increase, lower than expected, resulted from the significant delays of new business wins in certain medium and large contracts. Nevertheless, since September, the contractual progress on new signatures has been very satisfactory with signatures on Government Gateway, Rail Settlement Plan, NHS Scotland, NFUM, DCA, and the two regional NHS Diagnostics Centres to EUR 1.2 billion. These new contracts have marginally contributed to Q4 revenues.

This represents a 100% win rate on large deals in the United Kingdom for which the entire management were involved in the bid mobilisation and negotiation since one year.

Action plan in the United Kingdom

At the time of the Sema-Atos Origin merger, 2 years ago, the UK operations were structured on an industry sector organisation with central sales and delivery responsibility being delegated to the service lines, dominated by Consulting and Systems Integration, compared to a relatively small Managed Operations activity.

During the last two years, the UK business has been transformed into four service lines (Consulting, Systems Integration, Managed Services and Medical BPO) while reinforcing a unique ability to aggregate services in a design, build and run proposition.

From an organisational point of view, the following actions were taken in **2005**:

- Move from industry line to service line organisation with P&L responsibility and part of the sales forces,
- Constitution of specialised business units in each of the service lines,
- Replacement of the first line of operational management.

In **2006,** the reorganisation continued with the following actions:

Sales reorganisation and reinforcement

During the last two years, the UK operations have faced a significant renewal phase of their major long-term contracts. This renewal phase is nearing its end, with an excellent success rate, with the notable exception of Metropolitan Police. The last large contract renewal was NHS Scotland signed in Q4 this year.

At the same time, the UK operations are engaged in a number of new deals to diversify the customer base. Some of them are significant in size. In order to adequately balance the Service Line management and the ability to aggregate the design, build and run proposition without loosing commercial opportunities on large contracts, the UK sales force was reorganised during 2006 as followed:

- Strategic accounts and complex or large multi-service line deals are managed centrally, in order to pull together all service lines into a single aggregated view for the clients.
- Dedicated sales are being pushed down to the service line. This is being done in 2 phases:
  - Number of partners in the Consulting division is being increased.

Due to the large MOD Consulting contract execution, the UK Consulting partners were more focused in 2005 on delivery than selling. The new head of consulting has engaged an action plan to strengthen the commercial capacity of its UK Practice with:

- An infusion of new partners with client networks and relationships. The plan intends to increase the number of partners by the end of June 2007 with some already starting in Q3 and Q4 this year,
- Ensuring the current partner and associate partner population addresses the balance of delivery, administration and sales through adjustment of their short term objectives,
- Leverage best practice sales management processes to improve our lead to conversion ratio and tactical short term utilisation targets.

- Rebalance of the commercial efforts in the System Integration division.

  In the past, the UK Systems Integration was engaged in large legacy contracts with embedded application management contracts.

As a result of the new organisation put in place by business units in 2005, a new commercial strategy has been designed to reduce dependency on large legacy contracts which are big in size and risky in execution particularly in the Public Sector.

Some specific marketing actions will be implemented to increase visibility and market awareness

Improve delivery of the projects

The UK operations have been affected in 2006 in Systems Integration by loss making contracts. The situation was limited to a few large government legacy projects. Despite the difficulties, the Group has delivered solutions to its customers and the relationship with its customers remains promising. The rest of the Systems Integration business is financially sound and generates a gross margin above the average of the service line.

The Systems Integration operating model is changing to increase sales by engaging more operations in business development, and to ensure tighter governance during delivery.

At the end of December, the Group has made good progress on the action plan, with the appointment of a new CEO, the recruitment of four new partners in Consulting, the reorganisation of the Systems Integration sales team to be more efficient. A severe restructuring plan and costs savings programme has been initiated in Q4 but will have only effect 2007.

As far as the other countries are concerned, revenues in **France** were +9.2% higher than last year, reflecting a strong performance in all businesses. Even excluding the effect of the new Euronext.Liffe contract, part of the extension of AEMS for which the incremental service work is delivered in the United Kingdom but recorded in France, the organic growth reached a good level of +6.6%.

The limited organic revenue growth in **The Netherlands** of +3.3% results from good organic revenue growth in Consulting & Systems Integration, partly offset by a small organic growth in Managed Services in the first half, with a significant rebound in the second half. This was due to progressive fertilization and new business generating double digit growth, compensating for the traditional contractual sharing of savings at the beginning of the year with clients such as Philips, KPN, or Akzo Nobel. More new contracts signed in H1 with a positive impact in H2 and reinforced the on-going strategy to widen the client base in the country.

Revenues in **Germany and Central Europe** recorded +5.4% organic growth due to the flow of new contracts in the past twelve months, including E-Plus, Premiere or Symrise in H1 2006. In Germany, where annual revenues represent almost EUR 600 million, the operational efficiency enhancement particularly with the last two years consolidation plan will position the Group to win new business in the future.

In the **rest of EMEA**, the Nordic and Middle East businesses were sold at the end of June 2005 and February 2006 respectively. Partnership alliance agreements have been signed with the purchasers of both operations, to provide extended support for Atos Origin clients in these regions. In the rest of EMEA, the Group is focused primarily on Spain, Italy and Belgium. Organic growth was sustained at +5.1%, in spite of a limited revenue decrease in Italy.

A +12% increase in **Spain** confirmed an encouraging trend, starting providing nearshore support for a few of the Group's major international clients and a good development in financial services and telecoms.

Due to the weak market conditions in **Italy,** organic decrease was -2% in the period, mainly due to business deterioration in Systems Integration, in spite of good organic revenue growth in Managed Operations. Indeed, as a result of focusing on larger contract bids, the Group has had some notable contract successes in Italy during 2005, including Piaggio and the Regione Sicilia, and in 2006 with a new project for Region Sicilia, Fiat, and new business with Telecom Italia.

The plan for Italy is to restructure in order to sustain profitability in the future in a context of weak market environment and price pressure. The recovery programme is underway: a new CEO has been appointed in Italy and a new organisation business oriented unit has been implemented with clear objectives assigned to each manager.

Management layers have been reduced, and the business reoriented towards growth specialities.

The reorganisation will lead to a mobility plan of 10% of the workforce and the reduction of subcontractors. Each category of costs is concerned by the cost cutting programme and actions started on indirect costs, logistics and housing.

The **Americas** recorded a limited organic revenue increase of +0.5% in 2006. North America decline was limited in the period. After a revenue decline in the first half in South America, the recovery was better than planned in the second half, partly due to new contracts such as the Pan-American games.

The Group is focusing its resources in the region into Brazil, which is developing as an important global outsourcing centre with among others Telecom Italia, Philips, Procter and Gamble, Schlumberger, Rhodia, Symrise and Akzo Nobel. The Offshore Centre has initiated the certification process for CMMi Level 4 this year.

The **Asia-Pacific** region recorded an organic decrease of -10% on a year on year basis resulting mainly from exceptional volume on sales of hardware in 2005 linked to new contracts started last year. Nevertheless, Indian activity is up over 50%, principally from internal offshore revenue, as a result of the planned build-up in Offshore capacity of the Group in India and Malaysia.

1.1.4. Revenue by quarter

As a result of all these trends, the Group revised down its 2006 organic revenue growth guidance from +3% to around +1.5% in October 2006, which was achieved. This represents a +5.4% growth in the rest of the world excluding the United Kingdom.

(In EUR million)	Quarter 1 2006	Quarter 2 2006	Quarter 3 2006	Quarter 4 2006	Quarter 1 H1 2006	Quarter 2 H2 2006	FY 2006
Revenue	1,342	1,354	1,276	1,425	2,696	2,701	5,397
% published growth	-1.0%	-1.2%	-1.4%	-1.0%	-1.1%	-1.2%	-1.1%
% organic growth (*)	+2.7%	+3.2%	-0.2%	+0.4%	+2.9%	+0.1%	+1.5%
% organic growth excluding the UK (*)	+6.8%	+5.3%	+5.1%	+4.6%	+6.0%	+4.9%	+5.4%

(*) Organic growth at constant scope and exchange rates.

Revenues in H1 2006 represented an organic growth of +2.9%, while organic growth was flat in H2 2006, as expected and explained to the market in October 2006.

1.1.5. Order input

The full year order entries reached EUR 6.3 billion, thanks to a strong level of contracts won in H2. This represents a book to bill ratio of 116% in 2006, of which 93% in H1 and 139% in H2. The book-to-bill ratio was strong in H2 due to the large wins mainly in the United Kingdom, but also in The Netherlands, as significant expected signatures have been pushed back to year-end.

The main signatures in renewals and new business in 2006 were with clients such as: Symrise and Gustav Helman in Germany, ING, Heijmans, Huntsman, Dutch Ministry of Defence, Mobistar, Wolters Kluwer, Delta, Telegraaf, ASM Lithographie and Nuon in Benelux, Hong Kong Government and China National Chemical in China, EDF, SFR, Club Avantage, EADS and Airbus in France and a series of significant renewals and extension in France that the Group has already mentioned, Electrocomponents, WM Morrisons, South Wales Police, Government Gateway, Rail Settlement Plan, NHS Scotland, NFU Mutual, Department of Constitutional Affairs, and the two regional NHS Diagnostics Centres in the United Kingdom, Consob in Italy, Caja Madrid in Spain, Maroc Telecom, or the Rio 2007 Pan-American Games in Brazil.

As a result, full order backlog has been increased to EUR 8.3 billion at the end of December 2006, representing 1.5 year of revenues (a growth of +12% against EUR 7.4 billion at the end of 2005 or 1.4 year of revenues).

In the same time, the full qualified pipeline reached EUR 2.2 billion at the end of December 2006, a decrease since the beginning of the year, as the large UK contracts come out of the pipeline and into the backlog.

1

1.1.6. Revenue by industry sector

The revenue performance by **industry sector** was as follows:

(In EUR million)	FY 2006	FY 2005	% growth	% organic growth (*)	% total revenue 2006
Public Sector and Utilities	1,438	**1,438**	**+0.0%**	+2.3%	27%
Financial Services	1,126	1,024	+9.9%	+11.9%	21%
Manufacturing	1,056	1,078	-2.1%	+1.2%	19%
Telecoms and Media	947	1,027	-7.8%	-3.8%	18%
CPG & Retail	512	531	-3.6%	-3.6%	9%
Transport	221	254	-13.0%	-10.4%	4%
Others	98	106	-8.1%	-3.6%	2%
Total	**5,397**	**5,459**	**-1.1%**	**+1.5%**	**100%**

(*) Organic growth at constant scope and exchange rates.

The Group is organised around four main industry sectors, which represent 86% of total revenues.

The Group again strengthened its **Public Sector and Utilities** position (27% of total Group revenue, with a +2% organic increase) with French, Dutch and UK government ministries and in the healthcare sector, as well as with utilities companies.

The **Financial Services** sector (21% of total Group revenue, with a +12% organic increase) benefited from new contracts such as the extension of Atos Euronext Market Solutions, and allocation by European banks of budgets to fund projects, such as Basel II, Sarbanes-Oxley, Solvency II and the move to IFRS accounting standards.

Manufacturing (19% of total Group revenue), which includes the previous Discrete Manufacturing and Process Industries, was globally stable over the period benefiting from new contracts such as Renault, Shell or EADS, compensating an overall decrease in high-tech, which was directly linked to a decline in the Philips account year-on-year.

Telecoms and Media represented 18% of total Group revenue, and reached an organic decrease over the period, resulting from good fertilization with clients such as France Telecom – Orange and Vodafone and new business such as with Telecom Italia, offset by productivity savings shared with clients such as KPN.

1.2. OPERATING PERFORMANCE

The underlying operating performance of the on-going business is presented within Operating Margin, while unusual, abnormal or infrequent income or expenses (other operating income/expenses) are separately itemised and presented below the operating margin, in line with the CNC recommendation of 27 October 2004, before arriving at operating income.

Following the latest recommendations from the AMF of 19 December 2006, promoting best practices in France for the presentation of IFRS accounts, Atos Origin has taken the decision to integrate all equity-based employee compensation (stock options and employee savings plan costs) into the operating margin. For the last time, and for ease of comparison, the operating margin analysis below has been provided on the operating margin before and after equity-based compensation, but full set of figures by service line and geographical area are provided after equity-based compensation.

(In EUR million)	FY 2006	% margin	FY 2005	% margin	% change	% organic growth (*)
Revenue	5,397		5,459		-1.1%	+1.5%
Operating margin before equity-based compensation	269.9	5.0%	413.0	7.6%	-35%	
Equity-based compensation	(23.2)		(13.9)			
Operating margin after equity-based compensation	246.7	4.6%	399.1	7.3%	-38%	

(*) Organic growth at constant scope and exchange rates.

The Group's operating margin for the year reached EUR 247 million or 4.6% against 7.3% in 2005. Equity-based compensation rose due to the launch of a new Employee savings plan in December. The operating margin before equity-based compensation was EUR 270 million, or 5.0% of revenues, down by EUR 143 million against 2005.

The UK operating margin before equity based compensation declined by EUR 92 million due to the combination of lower than expected revenues, extra costs to complete of EUR 47 million on several difficult projects and lower utilisation rates in Consulting. In Italy, the operating margin declined by EUR 25 million with the Italian activities moving from profits into losses due to the difficult market conditions. A major restructuring programme is underway in these two countries to ensure sustainable profitability in the future.

1.2.1. Operating margin by service line

The operating margin performance by **service line** was as follows:

(In EUR million)	FY 2006 (a) (b) (c) (d)	% margin	FY 2005 proforma (a) (b) (c) (d)	% margin	% growth	% margin change
Consulting	35.4	8.7%	70.3	15.6%	-50%	-6.9%
Systems Integration	60.6	2.7%	132.3	5.9%	-54%	-3.2%
Managed Operations	226.1	8.2%	253.8	9.2%	-11%	-1.0%
Corporate	(75.4)	-1.4%	(57.3)	-1.0%	-31%	-0.3%
Total	**246.7**	**4.6%**	**399.1**	**7.3%**	**-38%**	**-2.7%**

(a) Before allocation of central structure costs classified under Corporate.

(b) It has been decided at the end of 2006 to allocate within the service lines the Global Consulting and Systems Integration and Global Managed Operations structures, which represented around 0.25% of total revenues in 2006 and 0.28% in 2005. For comparison, 2005 has been restated. The "Corporate" line now represents only the Group organisation including the Group support functions. There is no impact in the operating margin by geographical area (see hereafter).

(c) The UK structures have been reallocated by service line at the end of 2006. For comparison, FY 2005 has been restated. There is a negative impact of EUR 16 million and EUR 11 million respectively in 2006 and 2005 for Managed Operations, with the positive counterpart in Consulting & Systems Integration. There is no impact at country level.

(d) After allocation by service line of stock subscription options and stock purchase plans of EUR 15 million and 8 million respectively in 2006, and EUR 14 million in 2005 for stock subscription options only.

As for the revenue organic performance, the breakdown of the operating margin performance by service line shows that all service lines have been impacted by the UK operations:

- Operating margin rate of Consulting was 8.7%, but 10.3%, excluding the United Kingdom
- Operating margin rate of Systems Integration was 2.7%, but 4.8% excluding the United Kingdom
- Operating margin rate of Managed Operations was the same at 8.2% (8.3% excluding the United Kingdom)

Consulting

In 2006, margin decrease in Consulting was 50%, with operating of EUR 35 million compared with EUR 70 million in 2005 on a proforma basis, but Consulting excluding the United Kingdom reached EUR 28 million, up +8% compared with 2005.

In terms of % of revenues, operating margin rate decreased from 15.6% in 2005 on a proforma basis to 8.7% in 2006, but excluding the United Kingdom increased from 10.0% in 2005 to 10.3% in 2006.

Excluding the United Kingdom, the rest of the Group maintained the same good level of margin rate as last year, slightly in growth in France and The Netherlands.

In the United Kingdom, 2005 operating margin benefited from exceptional volumes and contracts bonus awards on the MOD project. This was not repeated in 2006. In addition, operational efficiency fell in the course of the year due to lack of short-term order entry and the timing to re-allocate the dedicated productive staff of the large MOD consulting contract on new contracts.

The utilisation rate was 64% in December (against 66% in June and 68% in December 2005), including 51% in the United Kingdom (59% in June and 66% in December). The other countries maintained a constant utilisation rate compared with June.

Systems Integration

In Systems Integration, the operating margin decrease of EUR 72 million (or EUR 68 million on a constant scope basis) is also mainly due to the extra costs to complete of EUR 39 million in the United Kingdom and the Italian business deterioration.

Excluding the United Kingdom, the rest of the Group reached a 4.8% margin rate. The budgeted improvement in productivity expected in H2, thanks to additional volume and extended action plan to reduce subcontractors, was limited due to the deterioration of Italian operations. While the operating margin in The Netherlands was still double digit, it remains low in all other countries.

The operating margin in Systems Integration in the United Kingdom down of EUR 52 million in the period, was both impacted by a revenue decrease of 10% in the period (EUR 35 million), and by the new estimate of costs to complete on a few contracts accounted since Q2 2006 to Q4 2006 for EUR 39 million.

At 81% in December, utilisation rates were in line with the high level of December 2005, and despite only 77% in the United Kingdom in December.

Managed Operations

In Managed Operations, the operating margin decrease of EUR 28 million is not only due to the United Kingdom, but principally due to The Netherlands which was impacted by the sharing of savings with their key clients not yet compensated by productivity on new contracts.

Managed Operations has been able to increase its operating margin rate by more than 1 point between H1 (7.6%) and H2 (8.8%). This expected margins improvement in the second half was due to strong increase in Managed Services (+2 points) while having engaged in 2006 extra costs in data centre rationalisation and industrialisation.

This was also due to good performance in the Atos Worldline business, partly compensated by pre-sales and start-up costs in BPO Healthcare linked to new contracts for which revenues will come in 2007, and additional costs to finalise the systems improvement plan of the DWP contract.

In Managed Operations in the United Kingdom, even if the revenue decreased by EUR 55 million (-9%) in the period due the three specific contract ramp-downs mentioned above and not compensated by new wins, the operating margin was reasonably stable over the period at 8.1%, thanks to the positive impact of the first profit contribution of the Atos Euronext Market Solutions business extension, and improvements in productivity, mainly in managed services.

Corporate

Corporate costs have increased year-on-year to 1.4% of total revenues, and represent the corporate organisation. These costs do not include the Global structures for Consulting, Systems Integration and Managed Operations allocated to the service lines, which represent around 0.3% of total revenues. This increase of EUR 18 million year on year is due to provision for indemnity payment of EUR 6 million, following final settlement agreements concluded with Mssrs Flinois and Linari, providing for the termination of all their functions, and pensions provision catch up of EUR 11 million for Management Board members according to the scheme described in the section "Remuneration Committee".

1.2.2. Operating margin by geographical area

The operating margin performance by **geographical area** was as follows:

(In EUR million)	FY 2006 (a) (b)	% margin	FY 2005 proforma (a) (b)	% margin	% growth	% margin change
France	99.8	6.0%	108.9	7.1%	-8%	-1.1%
United Kingdom	20.9	2.0%	113.2	9.7%	-82%	-7.7%
The Netherlands	135.1	12.9%	149.7	14.6%	-10%	-1.8%
Germany + CE	44.9	7.6%	41.9	7.5%	+7%	+0.1%
Rest of EMEA	12.2	1.7%	41.6	5.0%	-71%	-3.3%
Americas	11.2	5.6%	1.7	0.9%	+567%	+4.7%
Asia-Pacific	11.5	8.7%	14.7	10.1%	-22%	-1.4%
Corporate	(88.8)	-1.6%	(72.6)	-1.3%	-22%	-0.3%
Total	**246.7**	**4.6%**	**399.1**	**7.3%**	**-38%**	**-2.7%**
Total excluding the UK	**225.9**	**5.2%**	**285.9**	**6.7%**	**-21%**	**-1.5%**

(a) Before allocation of central structure costs. Corporate costs by geographical area include Global Consulting, Systems Integration and Managed Operations structures.

(b) After allocation by service line of stock subscription options and stock purchase plans of EUR 15 million and 8 million respectively in 2006, and EUR 14 million in 2005 for stock subscription options only.

Except in Italy, all main Group countries and regions continued to generate a positive operating margin.

The United Kingdom and France are not comparable year-on-year due to the change in scope and revenue and profit allocation per country resulting from the new AEMS (Atos Euronext Market Solutions) structure, started in July 2005, with the French margin being slightly deflated and the UK margin slightly inflated. Overall the AEMS operating margin is up.

Operating margin rate in **France** was impacted by the revenue recognition of AEMS linked to UK operations, whereas the operating margin is accounted in the United Kingdom. Excluding AEMS, French operating margin was globally stable at 6.4% in 2006.

In the United Kingdom, the significant decline of EUR 92 million year-on-year was primarily due to the four contract ramp-downs explained within the "revenue" section. The expected decrease was not compensated by new contracts resulting from significant delays of new business wins in certain medium and large contracts. In addition to that, the United Kingdom was strongly impacted by delays in final negotiations on some difficult contracts.

In **The Netherlands,** the operating margin has been influenced by specific pension adjustments related to negotiation engaged since two years. The country has maintained a double digit operating margin rate in 2006.

Germany and Central Europe continued to increase their operating margin and margin rate. This new improvement comes from the benefits of the flow of new contracts, the overall reorganisation of the region and the building of a scale operation.

The decline in the **Rest of EMEA**, was partly due to the disposal of the Nordic and Middle East operations.

In **Italy**, even if revenues in H1 were growing due to new business, H2 was strongly impacted by new business deterioration linked to market conditions and pricing pressure. As a result the operating margin declined by EUR 25 million moving from profits into losses, including EUR 7 million of work in progress and balance sheet items write-off. A major restructuring programme is underway in Italy to ensure sustainable profitability in the future.

In **Spain**, the Group has been investing in the delocalisation of people to the South and moving towards more fixed price and recurring contracts.

All other countries including Belgium, Mediterranean Countries and Africa are growing their businesses profitably.

After business disposals during the last two years, the operating margin of **North and South America** for continuing business rose by more than 4 points over the period.

In **Asia-Pacific**, the deterioration of the operating margin was due the investments done to finance the ramp-up of the offshore capacity.

1.2.3 Operating costs

(In EUR million)	FY 2006	% of revenue	FY 2005	% of revenue	Change
Revenue	**5,397**	**100,0%**	**5,459**	**100%**	**-62**
Personnel expenses	2,996	55.5%	2,901	53.1%	+95
Purchases for selling and royalties	306	5.7%	336	6.2%	-30
Sub-contracting costs	562	10.4%	600	11.0%	-38
Real estate	223	4.1%	211	3.9%	+12
Premises costs	397	7.4%	435	8.0%	-37
Travelling expenses	130	2.4%	124	2.3%	+6
Telecommunications	114	2.1%	106	1.9%	+8
Taxes, other than corporate income tax	31	0.6%	23	0.4%	+7
Other operating expenses	188	3.5%	221	4.0%	-32
Sub-total operating expenses	**4,948**	**91.7%**	**4,956**	**90.8%**	**-9**
Depreciation of fixed assets	176	3.3%	153	2.8%	+23
Net book value of assets written off	2	0.0%			+2
Net depreciation of current assets	3	0.1%	-7	-0.1%	+10
Net charge to provisions	21	0.4%	-42	-0.8%	+63
Sub-total depreciation and provisions	**202**	**3.8%**	**104**	**1.9%**	**+99**
Total operating expenses	**5,150**	**95.4%**	**5,060**	**92.7%**	**+90**
Operating margin	**247**	**4.6%**	**399**	**7.3%**	**-152**

Personnel expenses representing 58.2% of total operating expenses increased by 2.4 points of revenues over the period, due to the average salary increase of +2.5% in 2006, and in line with volume growth of the average number of staff by 2.7%.

Subcontractor costs represented 10% of revenue, a significant decrease both as a percentage of revenue and in value as compared with 2005. In 2005, Atos Origin managed a higher number of subcontractors as a result of new outsourcing and application management contracts, which have been progressively replaced by Atos Origin staff.

Purchases for selling and royalties, comprising hardware and software, strongly decreased compared with last year, as a result of the Group orientation to focus on sales on services. This is also due to the structure of the contracts, with a very different contract size mix of smaller accounts and strong fertilisation on the existing client base.

Other operating expenses (around EUR 1,080 million), including means of production and premises, decreased by 3%, more than the revenue change in the period. This has been done thanks to both active cost management, and reduction in operating leases as a result of change of financing strategy of the capital expenditure.

The global improvement of operating expenses excluding personnel expenses in the period (EUR -104 million, -5%) has compensated the increase of personnel expenses (EUR +95 million, +3%), but has not been sufficient to absorb the increase of depreciation of assets and provisions (EUR 99 million), on account of the higher level of capital expenditure last year and the net charge of provisions in 2006 (mainly linked to UK contracts).

1.2.4. Operating margin per semester

In 2006, the initial operating margin target for the first half was expected to be below last year due to an expected lower 1st half organic growth run rate as compared with last year. This was due to be compensated by an aggressive ramp-up of organic growth in the second half, which did not happen because of the delay in signatures in the United Kingdom.

The operating margin for the first half of 2006 was almost 5%, 1 point below our initial target, due to the new estimate of the costs to complete of a few contracts in the United Kingdom, which had an impact of EUR 25 million in the first half operating margin.

The operating margin for the second half of 2006 was slightly above 4%, again impacted by a new estimate of the costs to complete of a few contracts in the United Kingdom, which had an impact of EUR 22 million in the second half operating margin, and strongly by the deterioration of Italian operations which have generated a loss in H2.

Excluding the United Kingdom and Italy, operating margin improved by more than 1 point between H1 and H2 thanks to improvements in operational performance in the rest of the Group.

(In EUR million)	**H1 2006**	**% margin**	**H2 2006**	**% margin**	**FY 2006**	**% margin**
Revenue Group	2,696		**2,701**		5,397	
Revenue excluding the UK and Italy	2,012		2,089		4,102	
Operating margin Group	133.1	4.9%	113.7	4.2%	246.7	4.6%
Operating margin excluding the UK and Italy	**105.0**	**5.2%**	**132.6**	**6.3%**	**237.7**	**5.8%**

1.3. POST CLOSING EVENTS

In February 2007, Atos Origin announced the acquisition of Uni-Medecine Group, through its Atos Worldline subsidiary. Uni-Medecine is the French leader of internet applications dedicated to the transfer and exchange of health data, and specialises in the design and production of health sector specific electronic communications tools. This operation strengthens the Atos Origin Group's expertise in this sector.

In February 2007, AEMS (Atos Euronext Market Solutions) and Bursa Malaysia Berhad (Bursa Malaysia) signed a non binding Letter Of Intent outlining plans to establish a joint venture company which will focus on offering IT solutions and services to Bursa Malaysia, as well as AEMS' existing and future prospects in Asia.

In February 2007, Atos Origin has finalised the sale of its software activity B2B to Axway, a subsidiary of Sopra. This activity made a EUR 15 million revenue with 160 legal staff.



2. FINANCIAL REVIEW

2.1. INCOME STATEMENT

The Group reported a net income (Group share) of EUR -264.4 million for 2006, which represents -4.9% of Group revenues in 2006. The adjusted net income of the period was EUR 110.3 million, representing 2.0% of Group revenues in 2006.

(In EUR million)	FY 2006	% margin	FY 2005	% margin
Operating margin (**)	246.7	4.6%	399.1	7.3%
Other operating income/(expenses)	(406.7)		(11.3)	
Operating income	(160.0)	-3.0%	387.8	7.1%
Net financial income/(expenses)	(11.2)		(34.1)	
Tax charge	(76.6)		(108.1)	
Minority interests and associates	(16.6)		(10.2)	
Net income – Group share	**(264.4)**	**-4.9%**	**235.4**	**4.3%**
Adjusted net income – Group share (*)	**110.3**	**2.0%**	**254.6**	**4.7%**

(*) Defined hereafter.
(**) 2005 has been restated to be in line with 2006 equity-based compensation classification in personnel expenses compared to the classification in other operating income and expenses in 2005.

2.1.1. Operating margin

Operating margin represents the underlying operational performance of the on-going business and decreased by 38% in the period, as described earlier.

2.1.2. Operating income

Other operating income/expenses relate to income/expenses that are unusual, abnormal or infrequent and represent a net expenses of EUR 407 million in 2006.

The main component of other operating income/expenses is an impairment charge of EUR 378 million, attributable to the United Kingdom (EUR 300 million) and Italy (EUR 78 million).

In the United Kingdom, the EUR 300 million impairment charge is mainly resulting from a cautious business plan which has been revised following a lower base for 2006 and with higher capital expenditures requirements due to new contracts structure. On top of this, consensus perpetuity growth has been reduced. In addition, in line with IAS 36, the impairment test cannot, and is not, taking into consideration the effect of the 303 transformation plan.

Despite limited revenue decline in Italy, profitability is well below the Group average and is deteriorating due to the tough Italian environment. This, combined with higher sector risk premiums and lower sector estimates for perpetuity growth since May/June, has led to the need for impairment charge of Italian goodwill and long-term assets.

Other components included a charge of EUR 31 million for reorganisation and rationalisation, EUR 13 million of claims and litigations essentially in France and in the United Kingdom, partly offset by EUR 2 million of net capital gains and a net release of EUR 14 million for balance sheet provisions no longer needed.

As a result, the operating income for 2006 reached EUR -160 million and represented -3.0% of total revenues in 2006 compared with 7.1% last year.

2.1.3. Net financial expense

Net financial expense amounted to EUR 11 million in 2006, compared with EUR 34 million in the previous year.
The net cost of financial debt was EUR 23 million, based on an average net debt of EUR 357 million during the period. The average cost of borrowing was 5.5% in 2006 before interests swaps (6.4% including them) with 5.3% in H1 and 5.8% in H2.

The net cost of financial debt was covered 10.9 times by operating margin, compared with a convenant requirement for not less than four times cover under the terms of the credit facility.

Non-operational financial income was EUR 12 million, including EUR 14 million of pension income linked to better terms on returns on pensions plan assets compared with discount rates applicable to pension liabilities, a EUR 5 million charge related to exchange rate variations and hedging, and EUR 3 million capital gain on financial investments.

2.1.4. Corporate tax

The tax charge for 2006 was EUR 77 million. The 2006 charge is composed of EUR 31 million of income tax and EUR 46 million of deferred tax. The Group effective tax rate was -44.8% compared with 30.6% in 2005. 2006 tax rate was specifically impacted by goodwill impairment and increases in valuation allowances. Restated from these items, the effective tax rate was 34.5%.

The increase in tax rate is mainly due to the profit mix between countries, some generating taxable profits and others losses with no recognised deferred income tax particularly with the United Kingdom and Italy.

2.1.5. Minority interests

Minority interests include shareholdings held by joint venture partners and other associates of the Group in the operations of Atos Euronext Market Solutions (50%) and Atos Worldline Processing Services in Germany (42%).

2.1.6. Adjusted net income

The Group share of net income before unusual, abnormal and infrequent items (net of tax) was EUR 110.3 million.

(In EUR million)	FY 2006	FY 2005
Net income - Group share	**(264.4)**	**235.4**
Restructuring and rationalisation	(31.2)	(56.5)
Net charge/release of provision	0.6	49.4
Impairment losses on long-term assets	(377.6)	(44.5)
Capital gain (loss)	4.1	40.2
Fee charge on syndicated loan		(7.4)
Depreciation of non-current financial assets		(6.9)
Sum of unusual items	(404.1)	(25.7)
Tax effect	29.4	6.5
Sum of unusual items – net of tax	**(374.7)**	**(19.2)**
Adjusted net income - Group share (*)	**110.3**	**254.6**

(*) 2005 has been restated to be in line with 2006 equity-based compensation classification in personnel expenses compared to the classification in other operating income and expenses in 2005.

2.2. EARNINGS PER SHARE

(In EUR million)	FY 2006	% margin	FY 2005	% margin
Net income – Group share	**(264.4)**	**-4.9%**	**235.4**	**4.3%**
Adjusted net income – Group share	**110.3**	**2.0%**	**254.6**	**4.7%**
Weighted average number of shares	67,614,323		67,169,757	
Diluted weighted average number of shares (*)	67,923,367		67,636,614	
Basic EPS	**(3.91)**		**3.50**	
Diluted EPS	**(3.91)**		**3.48**	
Adjusted basic EPS	**1.63**		**3.79**	
Adjusted diluted EPS	**1.62**		**3.76**	

(*) With dilution impact for adjusted net income only.

Based on a weighted average of 67,614,323 shares in issue during 2006, earnings per share (Group share) were EUR -3.91.
Based on the adjusted net income of EUR 110.3 million, basic earnings per share (Group share) was EUR 1.63.

2.3. OPERATIONAL CAPITAL EMPLOYED AND RETURN ON CAPITAL EMPLOYED (ROCE)

Operational capital employed is defined as assets and working capital requirement necessary for the normal operation of the business. It excludes goodwill and assets held for sale, which are linked to merger and acquisition operations. Since the acquisition of Sema Group, operational capital employed has represented between 13% and 14% of annual revenues.

In 2006, the operational capital employed increased to 16%, mainly due to the integration of Banksys and BCC for EUR 64 million. Restated to exclude this acquisition, the Group capital employed is 15.1%, slightly above previous years, mainly because of strong Q4 investment, supporting new contracts.

(In EUR million)	31 December 2006	31 December 2005
Intangible fixed assets excluding goodwill	118.3	74.9
Tangible fixed assets	382.4	323.5
Investments	45.0	33.9
Total fixed assets	545.7	432.3
Operational working capital requirement	130.2	66.7
Deferred tax	203.1	245.0
Working capital requirement	333.3	311.7
Operational capital employed excluding goodwill	**879.0**	**744.0**
Revenue	**5,397**	**5,459**
Capital employed as a % of revenue	**16.3%**	**13.6%**
Capital employed as a % of revenue excl. BKS & BCC	**15.1%**	**13.6%**

After 3 years of progression, the return on capital employed at 12.6% (13.6% excluding Banksys and BCC) was down significantly as a result of the operational performance of the Group.

(In EUR million)	31 December 2006	31 December 2005
Net income for the period	(264.4)	235.4
Add-back interest expense, net of tax	15.1	17.2
Add-back impairment charge, net of tax	360.3	44.5
Net income before interest expense and impairment charge	**111.0**	**297.1**
Operational capital employed excluding goodwill	**879.0**	**744.0**
Return on capital employed	**12.6%**	**39.9%**
Return on capital employed excluding BKS and BCC	**13.6%**	**39.9%**

2.4. PROVISIONS

(In EUR million)	31 December 2006	31 December 2005	Change
Reorganisations	39.2	30.7	8.5
Rationalisations	33.6	44.2	-10.6
Project commitments	81.1	65.8	15.3
Litigations and contingencies	110.1	111.6	-1.5
Provisions	**264.0**	**252.4**	**11.6**
Pensions	**458.6**	**477.8**	**-19.2**
Total	**722.6**	**730.2**	**-7.6**

The Group creates a provision when it has a legal, regulatory, contractual or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are made both in relation to routine operational liabilities, including contractual disputes, and as a result of transactions such the acquisitions Sema Group (2004).

In the case of major business transactions, provisions arise from evaluating the fair market value of the assets and liabilities taken over, or as a result of making decisions to restructure staff or rationalise premises and data centres in future. Provisions that are in excess to requirements are released through the Income Statement as required under IFRS. Such write-backs are shown in "Other operating income and expenses" and are not included as part of the Operating Margin reported by the Company.

Routine operating provisions are charged to (and, where appropriate, released through) Operating Margin.

The increase of the reorganisation provisions is the outcome of the cash settlement of most of the opening situation, and of the accrual of new provisions over the year. Out of the EUR 39 million closing provisions, EUR 11 million have been booked through the Operating margin. The remaining EUR 28 million were booked through the "Other operating income and expenses", because either linked to reorganisations resulting from acquisitions, or linked to the recovery plans in the United-Kingdom and in Italy.

Rationalisation provisions include provisions in connection with properties leased by acquired companies (KPMG Consulting and Sema), some of which contain dilapidation clauses requiring the Group to return premises to their original condition at termination. Part of the 2006 reduction of the provision results from positive evolution of situations where the Group was able to find sub-leasers for the properties.

Project commitments have significantly increased in 2006, mainly in the United Kingdom, where the difficult contracts slipped over the period. UK project commitments closing position represents EUR 53 million, including a EUR 26 million provision accrued in 2006.

Contingency provisions of EUR 110 million include a number of long-term litigation issues, such as tax contingencies and social disputes, guarantees given on disposals and other disputes with clients and suppliers. The legal department continues to manage these situations with a view to minimising the ultimate liability.

To the knowledge of the Company, there is no other litigation, arbitration or exceptional fact capable of having had in the recent past or in the future a material effect on the financial situation, results, activity or capital of the Company or Group. For more information, please refer to the claims and litigation section under "Risk analysis".

The overall amount of provisions, excluding provisions for pensions, amounted to EUR 264 million at the end of 2006, representing 4.9% of revenues, stable compared with last year. (For pension policy, pension risk management and pension provision movements please refer to the Human Resources, Internal Control and Financial Report sections of this document respectively).

2.5. CASH FLOW AND NET DEBT

The Group began the year with an opening net debt of EUR 180 million. The cash flow from operating activities decreased by 11% and reached 6.9% of total revenues, compared with 7.6% in 2005.

The cash flow from operating activities includes EUR 57 million of staff reorganisation and data centre rationalisation expenses.

The Group has generated a positive cash flow of EUR 120 million before the impact of the Banksys and BCC acquisition, representing 2.2% of total revenues. After the EUR 300 million negative impact of this acquisition, the net cash flow is negative by EUR 180 million, representing -3.3% of total revenues.

Net debt at the end of December has therefore increased compared with the end of 2005, to reach EUR 360 million, representing a gearing level of 19.6%, and giving a leverage ratio (net debt/OMDA) of 0.81.

(In EUR million)	FY 2006	FY 2005
Cash from operating activities	370.5	416.9
Income tax paid	(39.3)	(29.2)
Change in working capital requirement	(42.5)	27.4
Net cash from operating activities	**288.7**	**415.1**
Purchase of tangible and intangible assets	(212.2)	(230.1)
Proceeds from disposals of tangible and intangible assets	2.1	11.0
Net cash from operations	**78.6**	**196.0**
Other changes (*)	12.3	(11.4)
Net cash before financial investments	**90.9**	**184.7**
Net financial investments	(270.7)	126.4
Net cash flow	**(179.8)**	**311.1**
Opening net debt	**(180.5)**	**(491.6)**
Closing net debt	**(360.3)**	**(180.5)**

(*) Other changes include common stock issues, dividends paid to minority shareholders of subsidiaries, translation differences, profit-sharing amounts payable to French employees transferred to debt and interests expenses paid.

2.5.1. Change in working capital

The change in working capital, although a strong improvement by EUR 155 million in H2, is negative over the year by EUR 43 million mainly due to the fact that the DSO increased by 5 days to 68 days.

2.5.2. Operational investments

Capital expenditure amounted to EUR 212 million in 2006, representing 3.9% of annual Group revenues, which is in line with future Group expectations. At the same time, the off-balance sheet commitments for operating leases on IT equipment have reduced from EUR 146 million at the end of 2005 to EUR 97 million by the end of 2006. This significant decrease is the consequence of the new policy to buy rather than lease assets in order to benefit from the low cost of borrowing of the Group, reduce of off-balance sheet commitments and increase duration life of the acquired assets.

2.5.3. Other changes

Other changes include receipts from common stock issues (EUR 53 million) mainly coming from the Employee Share Purchase Plan (EUR 43 million), offset by purchase of treasury stock (EUR 15 million) linked to the liquidity contract signed with Rothschild & Cie Banque, financial interest paid (EUR 22 million), dividends paid to minority shareholders of subsidiaries (EUR 2 million) and profit-sharing amounts payable to French employees accounted as debt (EUR 8 million).

2.5.4. Net financial investments

Financial investments mainly include the acquisition of the Banksys and Bank Card Company (BCC), of which EUR 326 million acquisition price reduced by EUR 26 million of net cash acquired.

The disposals of financial investments are principally Middle East activities and Nolan, Norton & Co.

2.6. NET DEBT EVOLUTION PER SEMESTER


(in EUR million)
500
400
300
200
100
0
492
363
180
326
60
360
12/2004
06/2005
12/2005
06/2006
12/2006 excl. Banksys & BCC
12/2006

After an increase of the net debt in H1, mainly due to the negative change in working capital, the net debt improved significantly over H2, before financial investments, from EUR 326 million at the end of June to EUR 60 million at 31 December 2006.

After the net impact of the Banksys and BCC acquisition, net debt reached EUR 360 million, representing gearing of 20% compared with 9% at 31 December 2005. The leverage ratio (net debt/OMDA) was 0.81 (0.36 in 2005) compared with a convenant requirement for not less than two and a half times cover under the terms of the credit facility. The leverage ratio has been impacted negatively by the full consolidation of the acquisition of Banksys in the balance-sheet although this activity, having been bought in December 2006 made no contribution to the year-end OMDA of the Group.

(In EUR million)	FY 2006	FY 2005
Net debt	360	180
Operating margin before equity-based compensation		413
Operating margin after equity based compensation	247	
OMDA	446	499
Shareholders equity	1,840	2,027
Net debt/operating margin before equity-based compensation	0.44	0.44
Net debt/operating margin after equity-based compensation	1.46	
Net debt/OMDA	0.81	0.36
Net debt/shareholders equity	20%	9%

2.7. FINANCING POLICY

Atos Origin has implemented a strict financing policy which has been reviewed by the Group Audit Committee, with the objective to secure and optimise the Group's liquidity Management. Each decision regarding external financing is approved by the Management Board. Under this policy, all Group treasury activities, including cash management, short-term investments, hedging and foreign exchange transactions, as well as off-balance sheet financing through operating leases, are centrally managed through the Global Treasury department.

2.7.1. Financing structure

Atos Origin's policy is to fully cover its expected liquidity requirements by long-term committed loans or other appropriate long-term financial instruments. Terms and conditions of these loans include maturity and covenants leaving sufficient flexibility for the Group to finance its operations and expected developments.

In order to benefit from favourable market conditions, Atos Origin signed with a number of major financial institutions on 12 May 2005 a cost efficient EUR 1.2 billion multi-currency revolving facility with five years maturity and a two-year extension option exercisable in 2006 and 2007. This option was exercised in 2006 extending the maturity of the EUR 1.2 billion multi-currency revolving facility until 12 May 2011.

In addition, Atos Origin implemented a securitisation programme in 2004 for a maximum amount of EUR 200 million, and on 7 October 2005 aligned the covenants on this programme with the more favourable terms of the new multi-currency revolving facility.

2.7.2. Bank covenants

The Group is substantially within its borrowing covenants, with a consolidated leverage ratio (net debt divided by OMDA) of 0.81 at the end of December 2006. The consolidated leverage ratio may not be greater than 2.5 times under the new multi-currency revolving facility.

(In EUR million)	FY 2006	FY 2005	Covenants 2006
Operating margin	246.7	399.1	
Depreciation of fixed assets	176.3	153.0	
Operating net charge of provisions	32.0	(42.1)	
Operating net charge to depreciation of current assets	3.2	(7.2)	
Net charge of provisions for pensions	(37.3)	(17.6)	
Net booked value of assets sold/written off	2.2		
Equity-based compensation	23.2	13.9	
OMDA	**446.2**	**499.1**	
Closing net debt	360.3	180.5	
Leverage ratio (net debt divided by OMDA)	**0.81**	**0.36**	**< 2.5**

The consolidated Interest cover ratio (operating margin divided by the net cost of financial debt) was 11 times in 2006. It may not be less than four times throughout the term of the new multi-currency revolving facility.

(In EUR million)	FY 2006	FY 2005	Covenants 2006
Operating margin before equity-based compensation		413.0	
Operating margin after equity based compensation	246.7		
Net cost of financial debt	(22.7)	(24.7)	
Coverage of net cost of financial debt by operating margin	**10.9**	**16.7**	**> 4.0**

2.7.3. Investment policy

Atos Origin has a policy to lease its office space and data processing centres. Some fixed assets such as IT equipment and company cars may be financed through leases. The Global Treasury department evaluates and approves the type of financing for each new investment. In 2006 the Group further reduced its IT operating lease exposure from EUR 146 million in December 2005 to EUR 97 million in December 2006.

2.7.4. Hedging policy

Atos Origin's objective is also to protect the Group against fluctuations in interest rates by swapping to fixed rate a portion of the existing floating-rate financial debt. Authorised derivative instruments used to hedge the debt are swap contracts, entered into with leading financial institutions and centrally managed by the Global Treasury Department.



3. FINANCIAL STATEMENTS

3.1. STATUTORY AUDITORS REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

This is a free translation into English of the statutory auditors' report signed and issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

Following our appointment as statutory auditors by your Annual General Meeting we have audited the accompanying consolidated financial statements of Atos Origin SA for the year ended 31 December 2006.

The consolidated financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion as expressed below.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at 31 December 2006 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the European Union.

Without qualifying our opinion, we draw your attention to the note "Goodwill" of the notes to the consolidated financial statements concerning the impairment charge on goodwill recorded as of 31st December 2006.

II - Justification of our assessments

In accordance with the requirements of Article L.823-9 of the French Commercial Law relating to the justification of our assessments, we bring to your attention the following matters:

As specified in the note to the consolidated financial statements "Accounting estimates and judgements", presented in "Basis of preparation and significant accounting policies", the preparation of consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, income and expense in the financial statements. This note specifies that the estimates, assumptions and judgements may result in a significant adjustment to the carrying amounts of assets and liabilities within the next financial statements. As part of our audit of the consolidated financial statements for the year ended 31 December 2006, we considered that goodwill and revenue and profit or loss on completion relating to long-term contracts are subject to significant accounting estimates.

- The value of goodwill was subject to an impairment test by the company as described in section "Business combination and Goodwill", presented in "Basis of preparation and significant accounting *policies*", *and in note "Goodwill"* to the consolidated financial statements. As a result of this process, an impairment charge of EUR 370.4 million was recorded, reflecting the deteriorating profitability and business conditions in the United Kingdom and in Italy. We verified the appropriateness of the accounting methods specified above and assessed the appropriateness of the methodology applied. The determination of the cash flows used in the valuation of cash generating units and the other adopted criteria required management to make estimates and assumptions.
- The note "Revenue recognition" presented in "Basis of preparation and significant accounting policies" outlines the methods applied with respect to revenue recognition. The determination of revenue and the profit or loss on completion of long-term contracts requires the use of various operational assumptions such as forecast volume or variance in the delivery costs.

We have assessed the reasonableness of the estimates and assumptions used, reviewed the calculations performed by the company, compared the accounting estimates of previous periods with the corresponding results and examined the procedures for the approval of estimates by management.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III – Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group's management report. We have no matters to report as to its fair presentation and its consistency *with the consolidated financial* statements.

Neuilly-sur-Seine and Paris, 6 April 2007

The auditors

Deloitte & Associés

Jean-Paul Picard Jean-Marc Lumet

Grant Thornton French member of Grant Thornton International

Daniel Kurkdjian Vincent Papazian

3.2. CONSOLIDATED FINANCIAL STATEMENTS

3.2.1. Consolidated Income Statement

(In EUR million)	Notes	12 months ended 31 December 2006 [a]	12 months ended 31 December 2005 [a]	12 months ended 31 December 2004 [a]
Revenue	2	**5,396.9**	**5,458.9**	**5,249.3**
Personnel expenses	3	(2,995.9)	(2,900.7)	(2,782.9)
Operating expenses	4	(2,154.3)	(2,159.1)	(2,107.6)
Operating margin		**246.7**	**399.1**	**358.8**
% of revenue		**4.6%**	**7.3%**	**6.8%**
Other operating income and expenses	5	(406.7)	(11.3)	(138.6)
Operating income		**(160.0)**	**387.8**	**220.2**
% of revenue		**-3.0%**	**7.1%**	**4.2%**
Net cost of financial debt		(22.7)	(24.7)	(37.2)
Other financial income and expenses		11.5	(9.4)	(13.0)
Net financial income	6	(11.2)	(34.1)	(50.2)
Tax charge	7-8	(76.6)	(108.1)	(48.4)
Share of net income from associates		0.1	0.3	(03.7)
Net income		**(247.7)**	**245.9**	**121.0**
Of which:				
- Group share		**(264.4)**	**235.4**	**113.3**
- Minority interests	9	16.7	10.5	7.6

(In EUR and number of shares)				
Net income-Group share per share	10			
Weighted average number of shares		67,614,323	67,169,757	65,821,887
Basic earnings per share		**(3.91)**	**3.50**	**1.72**
Diluted weighted average number of shares		67,614,323	67,636,614	66,392,262
Diluted earnings per share		**(3.91)**	**3.48**	**1.71**

(a) 2005 and 2004 have been restated to be in line with 2006 equity-based compensation classification in personnel expenses compared to the classification in other operating income and expenses in 2004 and 2005.

3.2.2. Consolidated balance sheet

(In EUR million)	Notes	31 December 2006	31 December 2005	31 December 2004
Assets				
Goodwill	11	2,045.6	2,172.4	2,242.4
Intangible assets	12	118.3	74.9	30.9
Tangible assets	13	382.4	323.5	232.7
Non-current financial assets	14	45.0	33.9	31.0
Deferred tax assets	8	258.0	265.6	284.2
Total non-current assets		**2,849.3**	**2,870.3**	**2,821.3**
Trade accounts and notes receivable	15	1,599.9	1,563.0	1,519.0
Current tax assets		46.7	52.4	66.8
Other current assets		226.3	237.6	191.5
Current financial instruments	20	1.2	0.9	-
Cash and cash equivalents	16	453.9	533.5	465.5
Total current assets		**2,328.0**	**2,387.4**	**2,242.8**
Assets held for sale and discontinued operations	**23**		**36.2**	**21.7**
Total assets		**5,177.3**	**5,293.9**	**5,085.8**

(In EUR million)		31 December 2006	31 December 2005	31 December 2004
Liabilities and shareolder's equity				
Common stock		68.9	67.4	66.9
Additional paid-in capital		1,304.2	1,252.8	1,240.1
Consolidated reserves		536.6	289.5	168.5
Translation adjustments		29.6	28.3	-2.8
Net income for the period		(264.4)	235.4	113.3
Shareholders' equity – Group share		1,674.9	1,873.4	1,586.0
Minority interests	9	165.5	153.2	49.3
Total shareholders' equity		**1,840.4**	**2,026.5**	**1,635.3**
Provisions for pensions and similar benefits	17	458.6	477.8	514.7
Non-current provisions	18	131.9	147.5	143.0
Borrowings	19	589.2	506.2	632.2
Deferred tax liabilities	8	54.9	20.6	5.4
Non-current financial instruments	20	1.2	6.4	-
Other non-current liabilities		0.5	3.6	0.2
Total non-current liabilities		**1,236.3**	**1,162.1**	**1,295.5**
Trade accounts and notes payables	21	609.1	587.2	577.3
Current tax liabilities		69.6	79.3	71.4
Current provisions	18	132.1	104.9	185.8
Current financial instruments	20	1.9	6.2	-
Current portion of borrowings	19	225.0	201.4	324.9
Other current liabilities	22	1,062.9	1,110.9	993.1
Total current liabilities		**2,100.6**	**2,089.9**	**2,152.5**
Liabilities held for sale and discontinued operations	**23**		**15.4**	**2.5**
Total liabilities and shareholders' equity		**5,177.3**	**5,293.9**	**5,085.8**

3.2.3. Consolidated cash flow statement

(In EUR million)	Notes (*)	12 months ended 31 December 2006	12 months ended 31 December 2005	12 months ended 31 December 2004
Net income Group share		**(264.4)**	**235.4**	**113.3**
Depreciation of fixed assets	4	176.3	153.0	146.9
Net charge to operating provisions		(2.0)	(67.0)	(94.6)
Net charge to financial provisions		(20.6)	3.0	(9.0)
Net charge to other operating provisions		(25.1)	(84.1)	(33.1)
Impairment of long – term assets		377.6	44.5	
(Gains)/ losses on disposals of fixed assets		(11.7)	(40.2)	(0.6)
Net charge for equity-based compensation	3	23.2	13.9	24.5
Minority interests and associates	9	16.7	10.2	8.4
Financial instruments		1.2	11.8	-
Financial interests	6	22.7	28.3	42.2
Tax charge (including deferred tax)	7	76.6	108.1	48.4
Cash from operating activities before change in working capital requirement, financial interest and taxes	a	**370.5**	**416.9**	**246.3**
Taxes paid	b	(39.3)	(29.2)	(55.1)
Change in working capital requirement	c	(42.5)	27.4	95.7
Net cash from/ (used in) operating activities		**288.7**	**415.2**	**286.9**
Purchase of tangible and intangible assets	d	(207.7)	(173.5)	(129.5)
Proceeds from disposals of tangible and intangible assets	e	2.1	11.0	37.4
Net operating investments		**(205.6)**	**(162.5)**	**(92.1)**
Amounts paid for acquisitions and long-term investments	f	(345.2)	(38.2)	(585.7)
Cash and cash equivalents of companies purchased during the period	g	52.7	8.6	102.7
Proceeds from disposals of financial investments	h	45.4	188.1	183.7
Cash and cash equivalents of companies sold during the period	i	(2.7)	(30.6)	(5.8)
Net long-term investments		**(249.8)**	**127.9**	**(305.1)**
Net cash from/ (used in) investing activities		**(455.4)**	**(34.6)**	**(397.2)**
Common stock issues	j	-	-	-
Common stock issues on the exercise of stock options	k	52.9	13.2	4.1
Purchase and sale of treasury stock	l	(14.6)	-	-
Dividends paid to minority shareholders of subsidiaries	m	(2.2)	(5.0)	(3.7)
New borrowings	n	225.2	665.6	1,029.5
Repayment of long and medium-term borrowings	o	(141.2)	(979.6)	(919.1)
Net interest paid (including finance lease)	p	(22.4)	(32.3)	(39.5)
Net cash from/ (used in) financing activities		**97.8**	**(338.0)**	**71.3**
Increase/ (decrease) in cash and cash equivalents	**q**	**(68.9)**	**42.5**	**(39.0)**
Opening cash and cash equivalents		**533.5**	**465.5**	**523.9**
Increase/ (decrease) in cash and cash equivalents	q	(68.9)	42.5	(39.0)
Impact of exchange rate fluctuations on cash and cash equivalents		(10.7)	25.6	(19.4)
Closing cash and cash equivalents		**453.9**	**533.5**	**465.5**

(*) For reconciliation to the change in net debt over the period and the cash flow by activity over the period presented in the note 19.

3.2.4. Consolidated statement of changes in shareholders' equity

(In EUR million)	Number of shares at period-end (thousands)	Common stock	Additional paid-in capital	Consolidated reserves	Translation adjustments	Items recognised directly in equity	Net income Group share	Equity-Group share	Minority interests	Total
At 1 January 2004	**47,870**	**47.9**	**279.4**	**313.4**			**(169.0)**	**471.6**	**43.9**	**515.5**
* Common stock issued	19,068	19.1	960.7					979.8		979.8
* Translation adjustments				(0.2)	(2.8)			(3.1)		(3.1)
* Appropriation of prior period net income				(169.0)			169.0			
* Stock options				24.4				24.4		24.4
* Net income for the period							113.3	113.3	7.6	120.9
* Other									(2.2)	(2.2)
At 31 December 2004	**66,938**	**66.9**	**1,240.1**	**168.6**	**(2.8)**		**113.3**	**1,586.0**	**49.3**	**1,635.3**
* Common stock issued	425	0.4	12.7					13.2		13.2
* Translation adjustments					31.9			31.9	0.6	32.5
* Stock options				13.9				13.9		13.9
* Appropriation of prior period net income				113.3			(113.3)			
* First-time adoption of IAS 32/39				(1.6)		(8.1)		(9.8)		(9.8)
* Changes in fair value of financial instruments					(0.8)	4.3		3.5		3.5
* Net income for the period							235.4	235.4	10.5	245.9
* Other				(0.7)				(0.7)	92.8	92.1
At 31 December 2005	**67,363**	**67.4**	**1,252.8**	**293.5**	**28.3**	**(3.8)**	**235.4**	**1,873.4**	**153.2**	**2,026.5**
* Common stock issued	1,518	1.5	51.4					52.9		52.9
* Translation adjustments					1.3			1.3	0.9	2.2
* Stock options				23.2				23.2		23.2
* Changes in treasury stock [1]				(14.6)				(14.6)		(14.6)
* Appropriation of prior period net income				235.4			(235.4)			
* Changes in fair value of financial instruments						2.3		2.3		2.3
* Net income for the period							(264.4)	(264.4)	16.7	(247.7)
* Other				0.8				0.8	(5.3)	(4.4)
At 31 December 2006	**68,881**	**68.9**	**1,304.2**	**538.1**	**29.6**	**(1.5)**	**(264.4)**	**1,674.9**	**165.5**	**1,840.4**

(1) Changes in treasury stock recorded as a deduction from shareholders' equity are linked to the liquidity contract signed in February 2006 with Rothschild & Cie Banque. This contract is concluded for one year and is renewable by tacit agreement. Such agreement is compliant with the Code of Practice of the Association Francaise des Entreprises d'Investissement. At the end of December 2006, Atos Origin held 257 000 shares in relation to this contract for EUR 14.6 million.

3.3. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.3.1. General information

The consolidated financial statements of the Company for the twelve months ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates and jointly controlled entities.

These consolidated financial statements were presented by the Management board to the Supervisory board on 27 February 2007.

3.3.2. Basis of preparation and accounting policies

Basis of preparation

The consolidated financial statements for the twelve months ended 31 December 2006 have been prepared in accordance with the International Financial Reporting Standards (IFRS), as endorsed by the European Union at 31 December 2006.

The policy set out below has been consistently applied to all years presented except those relating to the classification and measurement of financial instruments. The Group has made use of the exemption available under IFRS 1 to apply IAS 32 and IAS 39 only from 1 January 2005. The related policies for 2004 and 2005/2006 are disclosed separately below.

The interpretations and amendments to published standards whose application was compulsory from 1 January 2006 did not have a material impact on the consolidated financial statements:

- *IFRIC 4, Determining whether an Arrangement contains a Lease*, which requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. An assessment is made whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Adoption of this interpretation has no material effect on the 2005 opening equity or on December 2005 and 2006 Group financial statements.
- *IAS 19 (Amendment), Employee Benefits*. This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. As the Group did not intend to change the accounting policy adopted for recognition of actuarial gains and losses, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts.
- Other amendments *(IAS 21 and IAS 39)* are correctly applied in the Group and are not affecting significantly the Group results of operations or financial position.

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Group's accounting period beginning on or after January 1st, 2007 (IFRIC 7 Applying the restatement approach under *IAS 29 Financial Reporting in Hyperinflationar Economies*, IFRIC 8 Scope of *IFRS 2*, IFRIC 9 Reassessment of Embedded Derivatives, IFRIC 10 Interim Financial Reporting and Impairment, IFRIC 11 *IFRS 2* - Group and Treasury Share Transactions, IFRIC 12 Service Concession Arrangements, IFRS 7 Financial Instruments: Disclosures and IFRS 8 Operating Segments). The Group has decided not to adopt early these standards, amendments and interpretations, and at the date of this report the potential impact on the consolidated financial statements is not available.

Accounting estimates and judgments

The preparation of consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, income and expense in the financial statements and disclosures of contingent assets and liabilities. The estimates, assumptions and judgments that may result in a significant adjustment to the carrying amounts of assets and liabilities within the next financial statements are essentially related to:

Impairment tests

The Group tests at least annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated below. The recoverable amounts of cash generating units are determined based on value-in-use calculations. These calculations require the use of estimates as described in note 11.

Revenue recognition and associated costs on long-term contracts

Revenue recognition and associated costs, including forecast losses on completion are measured according to policy stated below. Total projected contract costs are based on various operational assumptions such as forecast volume or variance in the delivery costs and have a direct influence on the level of revenue and eventual forecast losses on completion that are recognised.

Consolidation methods

Subsidiaries

Subsidiaries are entities controlled by the Group. Control is defined by the ability to govern the financial and operating policies generally, but not systematically, combined with a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible, the power to appoint the majority of the members of the governing bodies and the existence of veto rights are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases.

Joint ventures

The Group's interests in jointly controlled entities are accounted for by proportionate method. Operating and shareholders' agreements are considered when assessing the joint control.

Associates

Associates are entities over which the Group has significant influence but not control or joint control, generally, but not systematically, accompanying a shareholding of between 20 and 50% of the voting rights. Investments in associates are accounted for by the equity method.

Segment reporting

The Group's operational organisation is based on regions composed of geographical areas. The primary reporting segment corresponds to these geographical areas and the secondary reporting segment to the service lines.

Presentation rules

Current and non-current assets and liabilities

Assets and liabilities classified as current are expected to be realised, used or settled during the normal cycle of operations, which can extend beyond 12 months following the period-end. All other assets and liabilities are classified as non-current. Current assets and liabilities, excluding the current portion of borrowings, financial receivables and provisions represent the Group's working capital requirement.

Assets and liabilities held for sale or discontinued operations

Assets and liabilities held for sale or discontinued operations are presented on a separate line in the balance sheet. They are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and liabilities are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the assets and liabilities are available for immediate sale in their present condition.

Should these assets and liabilities represent either a complete business line or a geographical segment, the profit or loss from these activities will be presented on a separate line of the income statement.

Translation of financial statements denominated in foreign currencies

The balance sheets of companies based outside the euro zone are translated at closing exchange rates. Income statement items are translated based on average exchange rate for the period. Balance sheet and income statement translation adjustments arising from a change in exchange rates are recognised as a separate component of equity under "Translation adjustments".

The Group does not consolidate any entity operating in a hyperinflationary economy.

Translation of transactions denominated in foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement under the heading "Other financial income and expenses", except where hedging accounting is applied as explained in the paragraph "Financial assets – Derivative financial instruments (from 1 January 2005)".

Business combination and goodwill

A business combination may involve the purchase of another entity, the purchase of all the net assets of another entity or the purchase of some of the net assets of another entity that together form one or more businesses.

Major services contracts involving staff and asset transfers that enable the Group to develop or improve significantly its competitive position within a business or a geographical sector are considered for business combination accounting. Goodwill represents the excess of the cost of a business combination, including transaction expenses, over the Group's interest in the fair value of assets, liabilities and contingent liabilities acquired at the acquisition date.

Goodwill is not amortised and is subject to an impairment test performed at least annually or more often in case of a trigger event. Goodwill is allocated to Cash Generating Units (CGU) for the purpose of impairment testing. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. CGUs correspond to geographical areas where the Group has operations. The recoverable value of a CGU is based on the higher of its fair value less costs to sell and its value in use determined using the discounted cash-flows method. When this value is less than its carrying amount, an impairment loss is recognised in the operating income. The impairment loss is first recorded as an adjustment of the carrying amount of the goodwill allocated to the CGU and the remainder of the loss, if any, is allocated to the other long-term assets of the unit.

Intangible assets other than goodwill

Intangible assets other than goodwill consist primarily of software and user rights acquired directly by the Group, software and customer relationships acquired in relation with a business combination as well as internally developed software, provided that the following conditions are satisfied:

- the costs can be attributed to the identified software and measured reliably,
- the technical feasibility of the software has been demonstrated,
- the Group has the intention and the capability to complete the software development and to use or sell it; and
- it is probable that future economic benefits will flow to the Group.

Once all these criteria are reached, the majority of software development costs have been already incurred and consequently, most of software developments costs are expensed when incurred. In specific Business Process Outsourcing (BPO) cases where developments and adapting software costs are engaged only once agreements with clients are signed, those costs are capitalised and amortised in operating expenses over the term of the contract.

Intangible assets are amortised on a straight-line basis over their expected useful life, generally not exceeding five to seven years for software and ten years for customer relationships acquired in a business combination; their related depreciation are recorded in operating expenses.

Tangible assets

Tangible assets are recorded at acquisition cost, excluding any interest expenses. They are depreciated on a straight-line or reducing-balance basis over the following expected useful lives:

- Buildings 20 years
- Fixtures and fittings 5 to 10 years
- Computer hardware 3 to 5 years
- Vehicles 4 years
- Office furniture and equipment 5 to 10 years

Leases

Asset leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Assets acquired under finance lease are depreciated over the shorter of the assets' useful life and the lease term.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases.

Impairment of assets other than goodwill

Assets that are subject to amortisation are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying value exceeds its recoverable value.

Financial assets (as from 1 January 2005, date of implementation of IAS 32/39)

Financial assets are accounted for at trade date.

Investments in non-consolidated companies

The Group holds shares in companies without exercising significant influence or control. Investments in non-consolidated companies are treated as assets available for sale and recognised at their fair value. For listed shares, fair value corresponds to the share price at closing date. In the absence of an active market for the shares, the investments in non-consolidated companies are carried at historical cost. An impairment cost is recognised when there is objective evidence of a permanent impairment in value. The most common financial criteria used to determine fair value are equity and earnings outlooks. Gains and losses arising from variation in the fair value of available for sale assets are recognised as "items recognised directly in equity". If there is evidence that an asset is permanently impaired, the cumulative loss is written off in the income statement under "other financial income and expense".

Loans, trade accounts and notes receivable

Loans are part of non-current financial assets. Loans, trade accounts and notes receivable are recorded initially at their fair value and subsequently at their amortised value. The nominal value represents usually the initial fair value for trade accounts and notes receivables. In case of deferred payment over one year, where the effect is significant on fair value, trade accounts and notes receivables are discounted. Where appropriate, a provision is raised on an individual basis to take likely recovery problems into account.

Effective from 1 January 2006, certain service arrangements might qualify for treatment as lease contracts if they convey a right to use an asset in return for payments included in the overall contract remuneration. If service arrangements contain a lease, the Group is considered to be the lessor regarding its customers. Where the lease transfers the risks and rewards of ownership of the asset to its customers, the Group recognises assets held under finance lease and presents them as "Trade accounts and notes receivables" for the part that will be settled within 12 months, and "Non-current financial assets" for the part beyond 12 months.

Assets securitisation

Assets securitisation programmes, in which the Group retains substantially all the risks and rewards of ownership of the transferred assets, do not qualify for de-recognition. A financial liability for the consideration received is recognised. The transferred assets and the financial liability are valued at their amortised costs.

Derivative financial instruments

Derivative instruments are recognised as financial assets or liabilities at their fair value. Any change in the fair value of these derivatives is recorded in the income statement as a financial income or expense, except when they are eligible for hedge accounting, whereupon:

- for fair value hedging of existing assets or liabilities, the hedged portion of an instrument is measured on the balance sheet at its fair value. Any change in fair value is recorded as a corresponding entry in the income statement, where it is offset simultaneously against changes in the fair value of hedging instruments.
- for cash flow hedging, the effective portion of the change in fair value of the hedging instrument is directly offset in shareholders' equity as "items recognised directly in the equity". The change in value of the ineffective portion is recognised in "Other financial income and expenses". The amounts recorded in net equity are transferred to the income statement simultaneously to the recognition of the hedged items.

Financial assets (up to 31 December 2004)

Investments

Non-consolidated participating interests are stated at the lower of acquisition cost and fair value. Fair value corresponds to fair value to the Group, taking into account the Group's share of adjusted net worth and the profitability prospects of the investment entity. A provision for impairment is recorded where the fair value of an investment falls below its acquisition cost.

Loans, trade accounts and notes receivables

They are recorded at nominal value. They are assessed individually and, where appropriate, a provision is raised to take likely recovery problems into account.

Derivative instruments

The Group uses various financial instruments to hedge against foreign exchange and interest rate risks. All hedging instruments are traded with leading financial institutions. Foreign exchange risks are hedged using forward contracts and currency swaps, and interest rate risks using standard interest rate swap agreements. Hedging gains and losses are matched against the loss or gain on the hedged item.

Cash and cash equivalents

Cash and cash equivalents (as from 1 January 2005, date of implementation of IAS 32/39)

Cash and cash equivalents include cash at bank and money market securities that are convertible into cash at very short notice and are not exposed to any significant risk of impairment. Money market securities are recognised at their fair value. Changes in fair value are recorded in the income statement under "Other financial income and expenses".

Transferable securities (up to 31 December 2004)

Transferable securities are recorded in the balance sheet at the lower of acquisition cost and market value. For listed securities, market value is the stock market price at the fiscal year-end. Money market securities units are recorded at net asset value. Unrealised capital gains are not recognised.

Treasury stock

Atos Origin shares held by the parent company are recorded at their acquired cost as a deduction from consolidated shareholders' equity. In the event of a disposal, the gain or loss and the related tax impacts are recorded as a change in consolidated shareholders' equity.

Pensions and similar benefits

Employee benefits are granted by the Group through defined contribution and defined benefit plans. Defined contribution costs are recognised in the income statement based on contributions paid or due in respect of the accounting period when the related services have been accomplished by beneficiaries.

The valuation of Group commitments in respect of defined benefit plans is based on a single actuarial method known as the "projected unit credit method". This method relies in particular on projections of future benefits to be paid to Group employees, by anticipating the effects of future salary increases. Its implementation further includes the formulation of specific assumptions, detailed in note 17, which are periodically updated, in close liaison with external actuaries used by the Group.

Plan assets usually held in separate legal entities are measured at their fair value, determined at closing.

From one accounting period to the other, any difference between the projected and actual amounts of commitments in respect of pension plans and their related assets is cumulated at each benefit plan's level to form actuarial differences. These actuarial differences may result either from changes in actuarial assumptions used, or from experience adjustments generated by actual developments differing, in the accounting period, from assumptions determined at the end of the previous accounting period.

Group final option in terms of recognition method for actuarial differences has not been elected yet, since a new option has been introduced under IAS 19 to recognise these actuarial differences through equity. By application of the "corridor" method, the Group therefore continues to recognise in its profit and loss account only the portion of cumulated actuarial differences which is above a normative fluctuation margin of 10% of the greater, at closing, of plan commitments and their related assets. This portion is amortised over the remaining active life of the beneficiaries of each particular benefit plan.

Benefit plans costs are recognised in the Group's operating income, except for interest costs on obligations, net of expected returns on plans assets, which are recognised in other financial income.

Provisions

Provisions are recognised when:

- the Group has a present legal, regulatory, contractual or constructive obligation as a result of past events;
- it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably quantified.

Provisions are discounted when the time value effect is material. The provision revaluation at each accounting period results in a provision increase recognised in financial expenses.

Borrowings (as from 1 January 2005, date of implementation of IAS 32/29)

Borrowings are recognised initially at fair value, net of debt issuance costs. Borrowings are subsequently stated at amortised costs. The calculation of the effective interest rate takes into account interest payments and the amortisation of the debt issuance costs.

Debt issuance costs are amortised in financial expenses over the life of the loan. The residual value of issuance costs for loans repaid in advance is expensed in the year of repayment.

Bank overdrafts are recorded in the current portion of borrowings.

The Group does not capitalise borrowing costs as part of the costs of acquired assets.

Borrowings and bond redemption premiums (up to 31 December 2004)

Debt issuance costs are included in deferred charges and released to the income statement on a straight-line basis over the life of the loan. Bonds are recorded in liabilities as an amount comprising the issue proceeds and a provision is raised over the life of the loan to cover the related premiums, net of tax. A provision for the redemption premium is recognised over the life of the loan, net of tax.

Minority interest purchase commitments (as from 1 January 2005, date of implementation of IAS 32/29)

Firm or conditional commitments under certain conditions to purchase minority interests are similar to a purchase of shares and are recorded in borrowings with an offsetting reduction of minority interests. When the cost of the purchase exceeds the amount of minority interests, the Group chooses to recognise the balance as goodwill. Any further change in the fair value of the minority purchase commitment will also be recorded in goodwill.

Revenue Recognition

The Group provides information technology (IT) and business process outsourcing (BPO) services. Depending on the structure of the contract, revenue is recognised accordingly to the following principles:

Revenue based on variable IT work units is recognised as the services are rendered.

Where the outcome of fixed price contracts such as Consulting and Systems Integration contracts can be estimated reliably, revenue is recognised using the percentage-of-completion (POC) method. Under the POC method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to fulfil the contract. Revenue relating to these contracts is recorded in the Consolidated Balance Sheet under "Trade accounts and notes receivables" for services rendered in excess of billing, while billing exceeding services rendered is recorded as deferred income under "other current liabilities". Where the outcome of a fixed price contract cannot be estimated reliably, contract revenue is recognised to the extent of contracts costs incurred that are likely to be recoverable.

Revenue for long-term fixed price Managed Operations services is recognised when services are rendered.

If circumstances arise, that change the original estimates of revenues, costs, or extent of progress toward completion, then revisions to the estimates are made. The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates of revenue, costs and profits, require updating. If, at any time, these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately through a provision for estimated losses on completion.

Revenue is reported net of supplier costs when the Group is acting as an agent between the client and the supplier. Factors generally considered to determine whether the Group is a principal or an agent, are most notably whether it is the primary obligor to the client, it assumes credit and delivery risks, or it adds meaningful value to the supplier's product or service.

The Group enters into multiple-element arrangements, which may include combinations of different services. Revenue is recognised for the separate elements when they have been subject to separate negotiation, the contractor and customer have been able to accept or reject that part of the contract relating to each component, and, each component's costs and revenues can be identified. A group of contracts is combined and treated as a single contract when that group of contracts is negotiated as a single package and the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin, and the contracts are performed concurrently or in a continuous sequence.

Upfront payments to clients incurred at contract inception are recorded in "other current assets" and spread as a reduction of revenue over the term of the contract. Up-front payments received from clients at contract inception are recorded in other current liabilities and spread as an increase in revenue over the term of the contract.

Transition costs

Costs related to delivering Managed Operations services are generally expensed as incurred. However, certain *transition* costs incurred in the initial phases of outsourcing contracts can be deferred and expensed over the contract term, provided that they will be recovered. Capitalised transition costs are classified in "Trade accounts and notes receivable" of the Consolidated Balance Sheet and amortisation expense is recorded in operating expenses in the Consolidated Income Statements.

In case the contract turns out to be loss-making, capitalised transition costs are impaired for the related forecasted loss, before recognising an additional provision for estimated losses on completion when necessary.

Other operating income and expenses

"Other operating income and expenses" covers income or expense items that are unusual, abnormal or infrequent. They are presented below the operating margin in line with the CNC ("Conseil National de la Comptabilité") recommendation of 27 October 2004.

Classification of restructuring provisions in the income statement depends on the nature of the restructuring:

- Restructurings directly in relation with operations are classified within the Operating margin;
- Restructurings related to business combinations or qualified as unusual, infrequent and abnormal are classified in the Operating income.

When accounting for business combinations, the Group may record provisions for risks, litigation, etc. in the opening balance sheet for a period of 12 months beyond the business combination date. After the 12-month period, unused provisions arising from changes in circumstances are released through the Income Statement under "Other operating income and expenses".

"Other operating income and expenses" also include major litigations, and non-recurrent capital gains and losses on the disposal of tangible and intangible assets, significant impairment losses on assets other than financial assets, or any other item that is infrequent, unusual and abnormal.

Equity-based compensation

Stocks options are granted to management and certain employees at regular intervals. These equity-based compensation are measured at fair value at the grant date using the binomial option-pricing model. Changes in the fair value of options after the grant date have no impact on the initial valuation. The fair value of share options is recognised in "Personnel expenses" on a straight-line basis over the period during which those rights vest, using the straight-line method, with the offsetting credit recognised directly in equity.

In some tax jurisdictions, Group's entities receive a tax deduction when stock options are exercised, based on the Group share price at the date of exercise. In those instances, a deferred tax asset is recorded for the difference between the tax base of the employee services received to date (being the future tax deduction allowed by local tax authorities) and the current carrying amount of this deduction, being nil by definition. Deferred tax assets are estimated based on the Group's share price at each closing date, and are recorded in income tax provided that the amount of tax deduction does not exceed the amount of the related cumulative stock option expenses to date. The excess, if any, is recorded directly in the equity.

Employee Share Purchase Plans offer employees the opportunity to invest in Group's shares at a discounted price. Shares are subject to a 5-year lock-up period restriction. Fair values of such plans are measured taking into account:

- the exercise price based on the average opening share prices quoted over the 20 trading days preceding the date of grant,
- the 20% discount granted to employees,
- the consideration of the 5-year lock-up restriction to the extent it affects the price that a knowledgeable, willing market participant would pay for that share,
- the grant date: date on which the plan and its term and conditions, including the exercise price, is announced to employees.

Fair values of such plans are fully recognised in "Personnel expenses" at the end of the subscription period.

Corporate income tax

The income tax charge includes current and deferred tax expenses. Deferred tax is calculated wherever temporary differences occur between the tax base and the consolidated base of assets and liabilities, using the liability method. Deferred tax is valued using the enacted tax rate at the closing date that will be in force when the temporary differences reverse.

Deferred tax assets and liabilities are netted off at the taxable entity level, when there is a legal right to offset. Deferred tax assets corresponding to temporary differences and tax losses carried forward are recognised when they are considered to be recoverable during their validity period, based on historical and forecast information.

Deferred tax liabilities for taxable temporary differences relating to goodwill are recognised, to the extent they do not arise from the initial recognition of goodwill.

Earnings per share

Basic earnings per share are calculated by dividing the net income (Group share) by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share are calculated by dividing the net income (Group share), adjusted for the financial cost (net of tax) of dilutive debt instruments, by the weighted average number of ordinary shares outstanding during the period, plus the average number of shares which, according to the share buyback method, would have been outstanding had all the issued dilutive instruments been converted (stock options and convertible debt).

The dilutive impact of each convertible instrument is determined in order to maximise the dilution of basic earnings per share. The dilutive impact of stock options is assessed based on the average price of Atos Origin shares over the period.

3.3.3. Financial risk management

The Group's activities expose it to a variety of financial risks including liquidity risk, cash flow interest rate risk, credit risk and currency risk. Financial risk management is carried out by the Global Treasury Department and involves minimising potential adverse effects on the Group's financial performance.

Liquidity risk

Liquidity risk management involves maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Credit facilities are subject to financial covenants that are carefully followed by the Global Treasury Department.

Cash flow interest rate risk

Cash flow interest rate risk arises mainly from borrowings. The management of exposure to interest rate risk encompasses two types:

- A price risk on fixed-rate financial assets and liabilities. For example, by contracting a fixed-rate liability, the Group is exposed to potential opportunity losses should interest rates fall. A change in interest rates would impact the market value of fixed-rate financial assets and liabilities. However, this loss of opportunity would not impact financial income and expenses as reported in the Consolidated Income Statement and, as such, future net income of the Company up to maturity of these assets.
- A cash-flow risk on floating-rate financial assets and liabilities should interest rates increase.

The main objective of managing overall interest rate on the Group's debt is to minimise the cost of debt and to protect the Group against fluctuation in interest rates by swapping to fixed rate a portion of the floating-rate financial debt. Authorised derivative instruments used to hedge the debt are swap contracts entered with leading financial institutions.

Credit risk

The Group has no significant concentrations of credit risk. The client selection process and related credit risk analysis is fully integrated within the global risk assessment project conducted throughout the life cycle of a project. Derivative counterparties and cash transactions are limited to high-credit quality financial institutions.

Currency risk

The Group's financial performance is not materially influenced by fluctuations in exchange rate since a significant portion of the business takes place within the euro zone and costs and revenues are generally denominated in the same currency. The main residual exposures are primarily in UK pounds and US dollars.

The Group has established a policy for managing foreign exchange positions resulting from commercial and financial transactions denominated in currencies different from the local currency of the relevant entity. According to this policy, any material exposure must be hedged as soon as it occurs. In order to hedge its foreign exchange rate exposure, the Group uses a variety of financial instruments, mainly forward contracts and foreign currency swaps.

Price risk

The Group has no material exposure to the price of equity securities, nor is it exposed to commodity price risks.

Foreign currency translation rates

		31 December		31 December		31 December	
		2006	2006	2005	2005	2004	2004
Country		Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
Argentina (ARS)	ARS 100 = EUR	25.912	24.765	27.379	27.962	27.298	24.688
Brazil (BRL)	BRL 100 = EUR	36.606	35.426	33.270	36.475	27.537	27.672
Chile (CLP)	CLP 1000 = EUR	1.497	1.425	1.443	1.649	1.316	1.313
China (CNY)	CNY 100 = EUR	9.986	9.726	9.819	10.504	9.726	8.870
Columbia (COP)	COP 10000 = EUR	3.370	3.412	3.454	3.711	3.057	3.047
Hong Kong (HKD)	HKD 100 = EUR	10.260	9.773	10.343	10.932	10.337	9.445
India (INR)	INR 100 = EUR	1.762	1.717	1.824	1.867	1.777	1.684
Japan (JPY)	JPY 10000 = EUR	68.599	64.061	73.068	71.994	74.427	71.608
Malaysia (MYR)	MYR 100 = EUR	21.718	21.527	21.235	22.430	21.182	19.293
Mexico (MXN)	MXN 100 = EUR	7.313	6.981	7.393	7.977	7.133	6.587
Middle East (SAR)	SAR 100 = EUR	21.245	20.286	21.452	22.602	21.465	19.576
Peru (PEN)	PEN 100 = EUR	24.270	23.767	24.341	24.797	23.517	22.377
Poland (PLN)	PLN 100 = EUR	25.674	26.048	24.873	25.907	22.119	24.483
Singapore (SGD)	SGD 100 = EUR	50.152	49.463	48.334	50.948	47.623	44.920
South Africa (ZAR)	ZAR 100 = EUR	11.893	10.846	12.637	13.397	12.496	13.004
Sweden (SEK)	SEK 100 = EUR	10.804	11.083	10.779	10.651	10.960	11.086
Switzerland (CHF)	CHF 100 = EUR	63.603	62.274	64.586	64.305	64.769	64.813
Taiwan (TWD)	TWD 100 = EUR	2.451	2.327	2.500	2.580	2.409	2.300
Thailand (THB)	THB 100 = EUR	2.100	2.093	1.997	2.065	2.000	1.882
Turkey (TRY)	TRY 100 = EUR	55.743	53.330	59.689	62.798	56.460	54.460
United Kingdom (GBP)	GBP 1 = EUR	1.467	1.491	1.462	1.459	1.474	1.418
USA (US dollar)	US dollar 100 = EUR	79.716	75.994	80.435	84.767	80.512	73.416
Venezuela (VEB)	VEB 10000 = EUR	3.710	3.540	3.839	3.948	4.304	3.823

3.3.4 notes to the consolidated financial statements

Note 1 - Change of scope of consolidation

Main business combination:

On 7 December 2006 the Group acquired 100% of the shares of Banksys and Bank Card Company (BCC) from Fortis, Dexia, KBC, ING and other Belgian banks creating a European leader in payment services.

Given the immaterial impact on the 2006 financial statements, the acquired business is consolidated from 31 December 2006.

Details of net assets acquired and goodwill are as follows:

(In EUR million)	(a)
Purchase consideration:	
Cash paid	325.8
- Direct costs relating to the acquisition (net of DT)	3.9
- Price adjustment (according to SPA)	(6.1)
Total purchase consideration	**323.6**
Fair value of net assets acquired	78.0
Goodwill	**245.6**

The assets and liabilities arising from the acquisition are as follows:

(In EUR million)		Fair value of net assets acquired	Fair value revaluation	Acquirers' carrying amount
Tangible assets		38.8	2.9	35.9
Software and technologies (included in intangibles)	note12	14.2	8.8	5.4
Customer Relationships (included in intangibles)	note12	23.6	23.6	
Current assets and liabilities		(13.2)		(13.2)
Cash and cash equivalents		50.9		50.9
Borrowings		(25.2)		(25.2)
Pensions		(4.7)		(4.7)
Net deferred tax liabilities		(6.4)	(12.0)	5.6
Net assets acquired [(a)]		**78.0**	**23.3**	**54.7**

(a) to be adjusted based on final purchase price.

Business disposals:

Two main disposals have been recorded:

- Beginning of 2006, the Group sold its activities located in the Middle East area. These were mainly Systems Integration activities.
- In February 2006, the Group sold Nolan, Norton & Co., a specific consulting business in The Netherlands, to its Management.

Effect of disposals on the consolidation scope:

(In EUR million)	Disposals
Reversal of net goodwill	1.9
Selling price	26.2
Profit on disposal	3.2
Cash and cash equivalent disposed	2.7
Cash in linked to the disposals of the year	26.2

Note 2 - Segment information

Segment assets consist primarily of goodwill, property, plant and equipment, intangible assets, inventories, derivatives designed as hedges of future commercial transactions or receivables. They exclude income tax assets and cash.

Segment liabilities comprise operating and non-operating liabilities excluding income tax liabilities and borrowings with related derivatives instruments.

Primary reporting format – geographical segments

The Group is organised on a worldwide basis into seven geographical segments. Geographical segments are made of the following countries:

Geographic segments	Countries
France	France
The Netherlands	The Netherlands
United Kingdom	United Kingdom
Germany and Central Europe	Germany, Switzerland, Poland, Austria
Other European countries, Middle East and Africa	Belgium, Luxembourg, Sweden, Italy, Spain, Portugal, Andorra, Greece, Turkey, Saudi Arabia, Dubai, Bahrain, Morocco, South Africa
Americas	United States of America, Mexico, Argentina, Brazil, Chile, Colombia, Peru, Venezuela
Asia-Pacific	China, Taiwan, Japan, Malaysia, Singapore, Thailand, Indonesia, India

Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The geographical primary segment information for the year ended 31 December 2006 is as follows:

(In EUR million)	France	United Kingdom	The Netherlands	Germany and Central Europe	Other EMEA	Americas	Asia-Pacific	Unallocated [1]	Eliminations	Total Group
Income statement										
External revenue by segment	1 666.2	1 020.8	1 051.3	592.0	733.5	201.7	131.4			5 396.9
%	30.9%	18.9%	19.5%	11.0%	13.6%	3.7%	2.4%			100.0%
Inter-segment revenue	97.0	189.7	31.4	15.3	49.6	12.2	34.6	28.9	(458.7)	
Total revenue	1 763.2	1 210.5	1 082.7	607.4	783.1	213.9	165.9	28.9	(458.7)	5 396.9
Operating margin before allocation of corporate costs	**99.8**	**20.9**	**135.1**	**44.9**	**12.2**	**11.2**	**11.5**	**(88.9)**		**246.7**
%	6.0%	2.0%	12.9%	7.6%	1.7%	5.6%	8.8%			4.6%
Allocation of corporate costs	(16.2)	(11.1)	(12.0)	(6.6)	(5.9)	(2.8)	1.7	52.9		
%	-1.0%	-1.1%	-1.1%	-1.1%	-0.8%	-1.4%	1.3%			
Operating margin after allocation of corporate costs	83.6	9.8	123.1	38.3	6.3	8.4	13.2	(36.0)		246.7
%	5.0%	1.0%	11.7%	6.5%	0.9%	4.2%	10.0%			4.6%
Operating Income before allocation of corporate costs	**92.3**	**(286.5)**	**132.8**	**46.9**	**(84.9)**	**13.4**	**14.1**	**(88.1)**		**(160.0)**
%	5.5%	-28.1%	12.6%	7.9%	-11.6%	6.6%	10.7%			-3.0%
Profit before tax										(171.1)
Income tax expense										(76.6)
Net income										(247.7)
Other information on income statement										
Share of profit of associates	0.1									0.1
Impairment losses recognised in profit or loss		(300.0)			(77.6)					(377.6)
Depreciation of fixed assets	(42.6)	(45.2)	(15.9)	(47.4)	(8.4)	(5.1)	(10.0)	(1.7)		(176.3)
Net depreciation of current assets	1.5	(3.2)	0.5	(0.7)	(2.5)	1.1				(3.2)
Net charge to provision	(4.5)	(9.8)	16.0	(2.5)	7.9		4.9	(6.7)		5.3
Segment assets	1,456.6	1,006.5	602.6	347.3	678.4	104.5	190.1	32.6		4,418.7
Tax related assets										304.7
Cash and cash equivalents										453.9
Total assets										**5,177.3**
Segment liabilities	608.7	618.2	275.3	198.8	419.0	100.6	98.1	78.3		2,397.0
Tax related liabilities Borrowings and their derivatives instruments										124.5 815.4
Total liabilities										**3,336.9**
Other information										
Year-end number of employees	14,887	6,322	8,248	3,882	10,443	2,774	3,110	181		49,847
Capital expenditure	57.7	63.0	25.9	35.4	11.7	5.1	15.1	2.9		216.8

(1) Central structure costs not allocated by geographical segment.

The geographical primary segment information for the year ended 31 December 2005 is as follows:

(In EUR million)	France	United Kingdom	The Netherlands	Germany and Central Europe	Other EMEA	Americas	Asia-Pacific	Unallocated [1]	Eliminations	Total Group
Income statement										
External revenue by segment	1,526.5	1,163.8	1,024.8	562.2	839.1	196.9	145.7			5,458.9
%	28.0%	21.3%	18.8%	10.3%	15.4%	3.6%	2.7%			100.0%
Inter-segment revenue	50.0	84.2	39.3	15.8	44.8	11.1	25.5	37.2	(307.7)	
Total revenue	1,576.5	1,248.0	1,064.1	578.0	883.8	207.9	171.2	37.2	(307.7)	5,458.9
Operating margin before allocation of corporate costs	**108.7**	**113.1**	**149.7**	**41.9**	**41.7**	**1.7**	**14.8**	**(72.6)**		**399.1**
%	7.1%	9.7%	14.6%	7.5%	5.0%	0.9%	10.1%			7.3%
Allocation of corporate costs	(15.4)	(11.6)	(11.3)	(6.2)	(9.6)	(1.8)	4.6	51.4		-
%	-1.0%	-1.0%	-1.1%	-1.1%	-1.1%	-0.9%	3.1%			0.0%
Operating margin after allocation of corporate costs	93.3	101.5	138.4	35.7	32.1	(0.1)	19.4	(21.2)		399.1
%	6.1%	8.7%	13.5%	6.4%	3.8%	-0.1%	13.3%			7.3%
Operating Income before allocation of corporate costs	**101.9**	**136.9**	**122.6**	**43.8**	**40.2**	**(5.8)**	**19.6**	**(71.5)**		**387.8**
%	6.7%	11.8%	12.0%	7.8%	4.8%	-3.0%	13.4%			7.1%
Profit before tax										353.7
Income tax expense										(108.1)
Net income										245.9
Other information on income statement										
Share of profit of associates	0.2				0.1					0.3
Impairment losses recognised in profit or loss					(29.2)	(15.3)				(44.5)
Depreciation of fixed assets	(40.7)	(34.5)	(16.8)	(32.7)	(11.6)	(4.7)	(10.8)	(1.3)		(153.0)
Net depreciation of current assets	0.3	2.1	0.7	0.1	3.0		0.9	0.2		7.2
Net charge to provision	(2.3)	15.5	21.7	1.2	6.7	(0.6)	21.5	(4.0)		59.7
Segment assets	1,223.7	1,275.7	612.6	365.2	629.3	116.6	192.7	26.8		4,442.4
Tax related assets										318.0
Cash and cash equivalents										533.5
Total assets										**5,293.9**
Segment liabilities	926.5	384.9	123.3	200.9	327.0	29.6	76.8	384.4		2,453.5
Tax related liabilities										99.9
Borrowings and their derivatives instruments										714 .0
Total liabilities										**3,267.4**
Other information										
Year-end number of employees	13,886	6,873	8,429	3,749	9,575	2,475	2,504	193		47,684
Capital expenditure	46.5	31.8	20.1	94.4	11.6	6.0	17.6	2.2		230.1

(1) Central structure costs not allocated by geographical segment.

The geographical primary segment information for the year ended 31 December 2004 is as follows:

(In EUR million)	France	United Kingdom	The Nether-lands	Germany and Central Europe	Other EMEA	Americas	Asia-Pacific	Unallocated [1]	Eliminations	Total Group
Income statement										
External revenue by segment	1,367.1	1,222.3	976.6	333.9	928.4	280.0	140.9			5,249.3
%	26.0%	23.3%	18.6%	6.4%	17.7%	5.3%	2.7%			100.0%
Inter-segment revenue	38.0	47.9	62.3	16.4	59.8	14.5	16.9	24.8	(280.7)	
Total revenue	1,405.2	1,270.2	1,038.9	350.3	988.2	294.5	157.9	24.8	(280.7)	5,249.3
Operating margin before allocation of corporate costs	**116.7**	**114.8**	**124.6**	**16.2**	**47.9**	**8.6**	**8.8**	**(78.8)**		**358.8**
%	8.5%	9.4%	12.8%	4.9%	5.2%	3.1%	6.2%			6.8%
Allocation of corporate costs	(17.1)	(15.3)	(14.1)	(4.6)	(18.3)	(4.7)	(2.0)	76.1		
%	-1.3%	-1.3%	-1.4%	-1.4%	-2.0%	-1.7%	-1.4%			
Operating margin after allocation of corporate costs	99.6	99.5	110.5	11.6	29.6	3.9	6.8	(2.7)		358.8
%	7.3%	8.1%	11.3%	3.5%	3.2%	1.4%	4.8%			6.8%
Operating Income before allocation of corporate costs	**62.5**	**110.2**	**108.5**	**10.5**	**(5.4)**	**-**	**6.2**	**(72.3)**		**220.2**
%	4.6%	9.0%	11.1%	3.1%	-0.6%	-	4.4%			4.2%
Profit before tax										170.0
Income tax expense										(48.4)
Net income										121.0
Other information on income statement										
Share of profit of associates	(0.2)						(0.5)			(0.7)
Impairment losses recognised in profit or loss										
Depreciation of fixed assets	(44.3)	(18.8)	(26.4)	(11.0)	(14.6)	(14.0)	(12.1)	(5.7)		(146.9)
Net depreciation of current assets	1.9	1.5	3.5	0.6	1.7	8.8	(1.6)	0.1		16.4
Net charge to provision	8.4	36.5	9.8	3.3	32.2	4.7	1.0	(17.7)		78.3
Segment assets	1,365.0	867.3	332.9	248.9	897.7	81.2	138.3	337.8		4,269.3
Tax related assets										351.0
Cash and cash equivalents										465.5
Total assets										**5,085.8**
Segment liabilities	579.4	581.4	360.6	213.1	411.7	113.1	116.1	41.3		2,416.7
Tax related liabilities										76.8
Borrowings and their derivatives instruments										957.1
Total liabilities										**3,450.5**
Other information										
Year end number of employees	12,523	6,658	8,321	3,603	10,499	2,714	2,067	199		46,584
Capital expenditure	44.5	14.2	11.0	25.8	9.3	8.8	5.7	20.8		140.1

(1) Central structure costs not allocated by geographical segment.

Secondary reporting format – information by service line

The segment information for the year ended 31 December 2006 is as follows:

(In EUR million)	Consulting	Systems Integration	Managed Operations	Unallocated	Total Group
External revenue	405.7	2,242.6	2,748.6		5,396.9
Operating margin before allocation of corporate costs (1)	35.4	60.6	226.1	(75.4)	246.7
% margin	8.7%	2.7%	8.2%	-	4.6%
Carrying amount of segment assets (2)	122.9	905.5	1,309.9	2,080.4	4,418.7
Tax related assets					304.7
Cash & cash equivalents					453.9
Capital expenditure	2.7	27.1	184.1	2.8	216.8
Average number of employees	2,734	24,325	21,834	190	49,083

(1) Central structure costs unallocated by service line.
(2) Including Global Consulting and Systems Integration and Global Managed Operations structures.

The segment information for the year ended 31 December 2005 is as follows:

(In EUR million)	Consulting	Systems Integration	Managed Operations	Unallocated	Total Group
External revenue	449.4	2,253.8	2,755.7		5,458.9
Operating margin before allocation of corporate costs (1)	66.0	134.7	271.1	(72.6)	399.1
% margin	14.7%	6.0%	9.8%	-	7.3%
Carrying amount of segment assets (2)	134.3	905.5	1,158.9	2,243.6	4,442.4
Tax related assets					318.0
Cash & cash equivalents					533.5
Capital expenditure	2.2	27.1	199.0	1.8	230.1
Average number of employees	2,676	23,396	21,549	193	47,814

(1) Central structure costs unallocated by service line.
(2) Unallocated assets are mostly comprised of goodwill that are only allocated by geographical area.

The segment information for the year ended 31 December 2004 is as follows:

(In EUR million)	Consulting	Systems Integration	Managed Operations	Unallocated	Total Group
xternal revenue	401.0	2,132.3	2,716.0		5,249.3
erating margin before allocation of c porate costs (1)	37.7	144.9	255.0	(78.8)	358.8
% nargin	9.4%	6.8%	9.4%	-	6.8%
Ca ying amount of segment assets (2)	146.8	791.9	1,009.4	2,321.3	4,269.3
Ta elated assets					351.0
as & cash equivalents					465.5
ap l expenditures	4.8	19.5	96.4	19.3	140.1
era e number of employees	2,161	22,839	20,567	233	45,800

Cen l structure costs unallocated by service line.
Unall ated assets are mostly comprised of goodwill that are only allocated by geographical area.

External revenue by location of customers

(In EUR million)	France	United Kingdom	The Netherlands	Other EMEA	Americas	Asia-Pacific	Total Group
12 months ended 31 December 2006	**1,461.4**	**1,100.1**	**1,069.8**	**1,353.7**	**272.9**	**139.0**	**5,396.9**
12 months ended 31 December 2005	1,384.0	1,185.5	1,046.8	1,432.5	250.3	159.8	5,458.9
12 months ended 31 December 2004	1,235.9	1,221.6	1,034.2	1,324.6	284.7	148.2	5,249.3

Note 3 - Personnel expenses

(In EUR million)	**12 months ended 31 December 2006**	**% revenue**	**12 months ended 31 December 2005**	**% revenue**	**12 months ended 31 December 2004**	**% revenue**
Wages and salaries	(2,288.5)	42.4%	(2,226.1)	40.8%	(2,117.5)	40.4%
Social security charges	(647.8)	12.0%	(614.8)	11.3%	(600.1)	11.4%
Tax, training, profit-sharing	(62.3)	1.2%	(63.5)	1.1%	(57.3)	1.1%
Equity-based compensation (*)	(23.2)	0.4%	(13.9)	0.2%	(24.5)	0.4%
Net charge to provisions for staff expenses	(11.3)	0.2%				
Net charge to provisions for pensions	37.2	-0.7%	17.6	-0.3%	16.5	-0.3%
Total	**(2,995.9)**	**55.5%**	**(2,900.7)**	**53.1%**	**(2,782.9)**	**53.0%**

(*) 2005 and 2004 have been restated to be in line with 2006 equity-based compensation classification in personnel expenses compared to the classification in other operating income and expenses in 2004 and 2005.

Equity-based compensation

The EUR 23.2 million charge for Equity-based compensation is made of EUR 14.9 million related to stock options and EUR 8.3 million related to the "Sprint" employee share purchase plan.

Stock option

On 29 March 2006, the Group issued a stock option annual grant with an exercise price of EUR *59.99 under which* 1,147,990 options were issued. Additional grants were made on an exceptional basis and amounted to a further 69,150 stock options.

Options are exercisable at a price equal to the average of the last 20 closing prices preceding the date of grant. The vesting period is gradual: options vest on successive portions over 3 years (since the 2005 stock options grant). Options expire if they remain unexercised after a period of 10 years from the date of grant. Options are forfeited if the employee leaves the Group before the options vest, other than in exceptional circumstances authorised by the Chairman of the Management Board.

Details of share options outstanding at the end of the year were as follows:

	12 months ended 31 December 2006		12 months ended 31 December 2005		12 months ended 31 December 2004	
	Number of share options	**Weighted average exercise price**	**Number of share options**	**Weighted average exercise price**	**Number of share options**	**Weighted average exercise price**
Outstanding at the beginning of the year	**6,145,432**	**61.1**	**5,650,931**	**61.1**	**4,508,930**	**62.2**
Granted during the year	1,217,140	59.1	1,200,400	50.0	1,586,875	54.1
Forfeited during the year	(126,688)	55.6	(232,016)	61.0	(154,219)	46.2
Exercised during the year	(286,743)	33.7	(425,211)	30.8	(68,621)	36.1
Expired during the year	(503,400)	70.3	(48,672)	52.8	(222,034)	52.2
Outstanding at the end of the year	**6,445,741**	**61.3**	**6,145,432**	**61.1**	**5,650,931**	**61.1**
Exercisable at the end of the year, below year-end stock price (*)	**699,899**	**28.8**	**548,770**	**29.5**	**254,954**	**29.5**

(*) Year-end stock price : EUR 44.93 at 31 December 2006, EUR 55.65 at 31 December 2005, EUR 49.97 at 31 December 2004.

The weighted average share price for stock options exercised during 2006 was EUR 33.7.

Options outstanding at the end of the year have a weighted average remaining contractual life of 6.4 years (2005 - 6.2 years).

The estimated fair value of the annual options granted on March 2006 was EUR 18.3 for the French plan and EUR 16.0 for the foreign plan.

	29 March 2006		10 January 2005		9 February 2004	
	French plan	**Foreign plan**	**French plan**	**Foreign plan**	**French plan**	**Foreign plan**
Share price at grant date	60.95	60.95	51.8	51.8	56.4	56.4
Exercise price	59.99	59.99	49.7	49.7	54.1	54.1
Expected volatility	25.0%	25.0%	34.1%	34.1%	34.1%	34.1%
Expected life	60 months	48 months	60 months	48 months	60 months	35 months
Risk free rate	3.56%	3.42%	2.96%	2.78%	3.19%	3.02%
Expected dividend yield	0%	0%	0%	0%	0%	0%
Fair value of options granted	18.3	16.0	19.0	16.8	20.4	15.5

Expected volatility was determined based on the implicit volatility of the Company's share price at the respective expected maturity dates of the underlying options, and no longer on the historical volatility of the Company's share, to provide a more realistic reference for the fair value of the options, as requested by IFRS 2. In the absence of liquid option markets on the Company's share, the implicit volatility has been derived from a quote obtained from a representative market maker. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group recognised total expenses of EUR 14.9 million in 2006 (2005: EUR 13.9 million). The 2006 expense comprises EUR 9.1 million relating to the 2006 plans (of which EUR 8.3 million for the main plan) and EUR 5.8 million relating to the plans granted in 2003, 2004 and 2005.

Employee Share Purchase Plan "Sprint"

Employee Share Purchase Plan "Sprint" was open to employees of almost all regions of the Group. The plan offers eligible employees two formulae:

- the Sprint Dynamic formula: purchase of shares at a 20% discount with a 5-year lock-up period restriction. The initial investment is not protected.

- the Sprint Secure formula: the leveraged structure implemented with a bank, allows the employee to receive after the 5-year locked-up period the highest between his initial investment and ten times the average share price increase. The initial employee investment and this increase is guaranteed by the bank which benefits from the 20% discount on the 10 shares.

Under "Sprint", the Group issued 1,230,757 new shares and 39,791 warrants at a reference share price of EUR 43.45. The related fair value of the compensation received by employees amounts to EUR 8.3 million.

The 5-year lock up period restriction factored in the fair value assessment of the compensation received by the employees amounts to 1% per year over 5 years of the reference share price, leading to value the compensation received by employees to 15% of the share price.

Should the 5-year lock-up period restriction be factored at 0.5% or 1.5% per year, the related fair value of the compensation received by employees would have been higher by EUR 1.4 million or lower by EUR 1.4 million respectively.

Note 4 - Operating expenses

(In EUR million)	12 months ended 31 December 2006	% revenue	12 months ended 31 December 2005	% revenue	12 months ended 31 December 2004	% revenue
Purchase for selling and royalties	(306.3)	5.7%	(336.1)	6.2%	(358.5)	6.8%
Sub-contracting costs	(561.5)	10.4%	(599.8)	11.0%	(588.0)	11.2%
Premises costs	(223.0)	4.1%	(210.8)	3.9%	(207.3)	3.9%
Means of production	(397.3)	7.4%	(434.8)	7.9%	(359.7)	6.9%
Telecommunications	(114.4)	2.1%	(106.2)	1.9%	(106.5)	2.0%
Travelling expenses	(130.2)	2.4%	(123.8)	2.3%	(144.7)	2.8%
Taxes, other than corporate income tax	(30.6)	0.6%	(23.3)	0.4%	(30.8)	0.6%
Other operating items	(188.6)	3.5%	(220.7)	4.0%	(243.5)	4.7%
Sub-total expenses	**(1,951.9)**	**36.1%**	**(2,055.4)**	**37.6%**	**(2,039.0)**	**38.9%**
Depreciation of fixed assets	(176.3)	3.3%	(153.0)	2.8%	(146.9)	2.8%
Net booked value of assets sold/written off	(2.2)	-	-	-	-	-
Net depreciation of current assets	(3.2)	0.1%	7.2	-0.1%	16.4	-0.3%
Net (charge)/release to provisions	(20.7)	0.4%	42.1	-0.8%	61.8	-1.2%
Sub-total depreciation and provisions	**(202.4)**	**3.9%**	**(103.7)**	**1.9%**	**(68.7)**	**1.3%**
Total	**(2,154.3)**	**40.0%**	**(2,159.1)**	**39.5%**	**(2,107.6)**	**40.2%**

The evolution of operating expenses reflects the tight control on business-related expenses, part of which is due to Group focus on purchasing. The decrease of purchases for selling demonstrates the Group's focus on value added services. Sub-contracting costs have also been reduced to decrease Group's dependence to external sub-contractors as well as to improve cost efficiency.

Other operating items comprise advertising costs, professional fees and company cars. Operating expenses have remained steady compared with 2005.

Note 5 - Other operating income and expenses

(In EUR million)	12 months ended 31 December 2006	12 months ended 31 December 2005	12 months ended 31 December 2004
Restructuring and rationalisation	(31.2)	(56.5)	(148.7)
Net profit/(charge) relating to major litigations	(13.1)	3.6	(1.4)
Release of opening balance sheet provisions no longer needed	13.7	45.8	10.9
Capital gains and losses on disposal of assets	1.5	40.2	0.6
Impairment losses on long-term assets	(377.6)	(44.5)	-
Total	**(406.7)**	**(11.3)**	**(138.6)**

Restructuring and rationalisation

The 2006 restructuring and rationalization expense is lower than 2005 as the Sema acquisition restructuring programmes are now over. Most of 2006 expenses relate to restructuring plans in Italy and in the United Kingdom.

Major litigations

The net charge relating to major litigations corresponds to extra-ordinary settlements and litigations with third parties, essentially in France and in the United Kingdom.

Release of opening balance sheet provisions no longer needed

The release of opening balance sheet provisions no longer needed mainly relates to positive settlement on tax related exposures.

Impairment losses on long-term assets

The EUR 377.6 million impairment losses on long-term assets result from a review of the fair value of long-term assets as detailed in note 11 - Goodwill.

Note 6 - Net financial income

Net cost of financial debt

(In EUR million)	12 months ended 31 December 2006	12 months ended 31 December 2005	12 months ended 31 December 2004
Net interest expenses	**(24.2)**	**(22.8)**	**(35.9)**
Gain/(loss) on disposal of cash equivalents	4.4	3.6	4.2
Gain/(loss) on interest rate hedges of financial debt	(2.9)	(5.5)	(5.5)
Net cost of financial debt	**(22.7)**	**(24.7)**	**(37.2)**

The average net debt during the year 2006 was EUR 357 million. The average net cost of financial debt amounted to 5.53% before interests swaps and to 6.35% after interest swaps.

Other financial income and expenses

(In EUR million)	12 months ended 31 December 2006	12 months ended 31 December 2005	12 months ended 31 December 2004
Foreign exchange (expenses)/income and hedge-related	(4.6)	6.4	(3.2)
Other financial (expenses)/income	16.8	(12.5)	(4.1)
Discounting financial expenses	(0.7)	(3.3)	(5.7)
Other financial income and expenses	**11.5**	**(9.4)**	**(13.0)**

The EUR 16.8 million of other financial income mainly relates to pensions for EUR 14.1 million, and represents the positive difference between the interests cost and the expected return on plan assets.

The 2005 other financial expenses were strongly impacted by the depreciation of a non-current financial asset and by the impairment of the unamortised residual cost of the previous syndicated loan.

Note 7 - Income tax expenses

Current and deferred taxes

(In EUR million)	12 months ended 31 December 2006	12 months ended 31 December 2005	12 months ended 31 December 2004
Current taxes	(30.9)	(47.6)	(37.6)
Deferred taxes	(45.7)	(60.5)	(10.8)
Total	**(76.6)**	**(108.1)**	**(48.4)**

The deferred tax charge of EUR 45.7 million in 2006 was impacted by a net charge of valuation allowances on deferred tax assets of EUR 30.5 million in Italy and in the United Kingdom.

Effective tax rate

The difference between the French standard rate of tax and the effective rate is shown as follows:

(In EUR million)	12 months ended 31 December 2006	12 months ended 31 December 2005	12 months ended 31 December 2004
Net income before tax	(171.1)	353.7	170.0
French standard rate of tax	34.4%	34.9%	35.4%
Theoretical tax charge at French standard rate	58.9	(123.6)	(60.2)
Impact of permanent differences	(81.6)	(20.5)	7.3
Differences in foreign tax rates	3.7	26.0	(0.8)
Unrecognised tax assets	(46.1)	19.4	8.2
Other	(11.5)	(9.4)	(2.9)
Group tax charge	**(76.6)**	**(108.1)**	**(48.4)**
Effective tax rate	**-44.8%**	**30.6%**	**28.5%**

The Effective tax rate is -44.8%. Unrecognised tax assets variation mainly relates to the change in valuation allowance in the United Kingdom and Italy. Without the impact of the impairments in Italy and the United Kingdom and the net change of valuation allowance on deferred tax assets, the restated Effective tax rate is 34.5%.

Note 8 - Deferred taxes

Breakdown of deferred tax assets and liabilities by nature

(In EUR million)	Tax losses carry forward	Fixed assets	Pensions	Other	Total
At 31 December 2004	**57.6**	**28.8**	**110.7**	**81.7**	**278.8**
Charge to equity on IAS 32/39 first-time application				1.0	1.0
Charge to profit or loss for the year	(13.9)	(4.2)	(4.8)	(37.6)	(60.5)
Charge to goodwill				6.5	6.5
Change of scope	0.6	9.7		3.9	14.2
Charge to equity					
Reclassification	1.6		7.9	(8.4)	1.1
Exchange differences	0.5	0.6	2.6	0.2	3.9
At 31 December 2005	**46.4**	**34.9**	**116.4**	**47.3**	**245.0**
Charge to profit or loss for the year	(9.4)	5.5	(16.8)	(25.0)	(45.7)
Charge to goodwill					
Change of scope	0.6	1.3	(0.2)	0.1	1.8
Charge to equity			(3.5)	2.3	(1.2)
Reclassification	(0.1)	(1.1)	(1.4)	2.4	(0.2)
Exchange differences	0.3	0.8	1.6	0.7	3.4
At 31 December 2006	**37.8**	**41.4**	**96.1**	**27.8**	**203.1**

Other net deferred tax are mainly made of deferred tax on provisions for liabilities and charges (EUR 23.6 million).

(In EUR million)	12 months ended 31 December 2006	12 months ended 31 December 2005	12 months ended 31 December 2004
Deferred tax assets	258.0	265.6	284.2
Deferred tax liabilities	(54.9)	(20.6)	(5.4)
Total	**203.1**	**245.0**	**278.8**

The increase of deferred tax liabilities by EUR 34,3 million is primarily due to a net increase of EUR 26 million caused by the temporary deduction in The Netherlands of the impairment of foreign participations.

Tax losses carry forward schedule

	12 months ended 31 December 2006			12 months ended 31 December 2005			12 months ended 31 December 2004		
(In EUR million)	Recognised	Unrecognised	Total	Recognised	Unrecognised	Total	Recognised	Unrecognised	Total
2005							0.3	0.6	0.9
2006				0.7	6.0	6.7		0.5	0.5
2007	1.8		1.8		9.9	9.9	0.5	5.0	5.5
2008	0.1	3.7	3.8	2.6	24.9	27.5		4.6	4.6
2009		8.3	8.3	11.1	66.3	77.4	46.5	39.9	86.4
2010		13.8	13.8						
2011	0.2	95.7	95.9						
Tax losses available for carry forward more than 5 years	17.2	127.1	144.3	13.2	127.0	140.2	31.3	208.4	239.7
Ordinary tax losses carry forward	**19.3**	**248.6**	**267.9**	**27.6**	**234.1**	**261.7**	**78.6**	**259.0**	**337.6**
Evergreen tax losses carry forward	**114.6**	**223.9**	**338.5**	**115.3**	**206.2**	**321.5**	**96.9**	**169.8**	**266.7**
Total tax losses carry forward	**133.9**	**472.4**	**606.3**	**142.9**	**440.3**	**583.2**	**175.5**	**428.8**	**604.3**

Compared to 2005, total tax losses carried forward have increased by EUR 23 million. The increase is explained by the creation of tax losses over the period (EUR 107 million), partly offset by the losses used in 2006 (EUR 66 million) and the impact of exchange differences (EUR 18 million).

The countries with the largest tax losses available for carry forward are the United Kingdom (EUR 159 million), the United States (EUR 119 million), Italy (EUR 102 million), Asia Pacific (EUR 50 million), Germany (EUR 46 million), Brazil (EUR 38 million) and France (EUR 20 million).

Deferred tax assets not recognised by the Group

(In EUR million)	12 months ended 31 December 2006	12 months ended 31 December 2005	12 months ended 31 December 2004
Tax losses carry forward	149.9	139.7	141.2
Temporary differences	76.1	53.4	77.5
Total	**226.0**	**193.1**	**218.7**

Note 9 - Minority interests

(In EUR million)	31 December 2006	31 December 2005	2006 Income	Others
Atos Euronext Market Solutions	156.0	142.7	12.4	0.9
Atos Worldline Processing GmbH	3.8	4.2	2.2	(2.6)
Others	5.7	6.3	2.1	(2.7)
Total	**165.5**	**153.2**	**16.7**	**(4.4)**

(In EUR million)	31 December 2004	2005 Income	Others	31 December 2005
Atos Euronext Market Solutions	38.7	3.9	100.1	142.7
Atos Worldline Processing GmbH	5.4	3.0	(4.2)	4.2
Others	5.2	3.6	(2.5)	6.3
Total	**49.3**	**10.5**	**93.4**	**153.2**

The EUR 100 million increase in the minority interests of Atos Euronext Market Solutions (AEMS) is the result of the activities brought by the Group to the partnership as cost of the business combination.

Note 10 - Earnings per share

Basic and diluted earnings per share are reconciled in the table below. Potential dilutive instruments comprise stock options, which do not generate any restatement of net income used for the diluted EPS calculation. These options, for the 2006 exercise, have no dilutive effect, as their conversion to ordinary shares would not increase the loss per share from continuing operations. The average number of stock options not exercised in 2006 amounted to 6,565,156 shares.

(In EUR million and shares)	31 December 2006	31 December 2005	31 December 2004
Net income - Group share [a]	**(264.4)**	**235.4**	**113.3**
Weighted average number of shares outstanding [b]	67,614,323	67,169,757	65,821,887
Impact of dilutive instruments [c]		466,857	570,375
Diluted weighted average number of shares [d]=[c]+[b]	67,614,323	67,636,614	66,392,262
Earnings per share in EUR [a]/[b]	(3.91)	3.50	1.72
Diluted earnings per share in EUR [a]/[d]	(3.91)	3.48	1.71

Note 11 - Goodwill

(In EUR million)	31 December 2006	31 December 2005	Acquisitions/ Depreciations	Disposals	Others	Exchange rate fluctuations
Gross value	2,466.3	2,218.4	246.4	(1.9)	(2.5)	5.9
Impairment loss	(420.7)	(46.0)	(370.4)			(4.3)
Carrying amount	**2,045.6**	**2,172.4**	**(124.,30)**	**(1.9)**	**(2.5)**	**1.6**

(In EUR million)	31 December 2004	Acquisitions/ Depreciations	Disposals	Others	Exchange rate fluctuations	31 December 2005
Gross value	2,242.4	30.0	(109.3)	7.1	48.2	2,218.4
Impairment loss		(44.5)			(1.5)	(46.0)
Carrying amount	**2,242.4**	**(14.5)**	**(109.3)**	**7.1**	**46.7**	**2,172.4**

Goodwill is allocated to the Group's cash generating units (CGUs) by geographical segment. A summary of the carrying amounts of goodwill allocated by CGU (or grouping of CGUs) is presented below.

The increase of the gross value of the goodwill is related to the Banksys and BCC acquisition for EUR 245.6 million, of which EUR 136 million have been allocated to the Other EMEA CGU, the remaining EUR 110 million, to the France CGU.

(In EUR million)	31 December 2006	31 December 2005	31 December 2004
France	648.5	538.1	516.3
United Kingdom	566.2	852.6	832.3
The Netherlands	298.5	299.5	299.5
Germany and Central Europe	117.6	117.6	113.4
Other European countries, Middle East and Africa	296.9	232.5	358.1
Americas	24.1	27.1	34.0
Asia-Pacific	93.8	105.0	88.8
Total	**2,045.6**	**2,172.4**	**2,242.4**

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial business plans approved by management, covering a three-year period. In line with IAS 36, the financial business plans of the CGUs are not taking into consideration the effect of the 3o3 transformation plan. Cash flows beyond the three-year period are extrapolated using an estimated perpetuity growth rate of 3.0% (3.5% in 2005) consistent with forecasts included in industry analyst reports.

Key assumptions for value-in-use calculations are:

	Discount rate	Corresponding pre-tax discount rate
France	9.3%	Between 11.9% and 13.2%
United Kingdom	9.7%	12.3%
The Netherlands	9.3%	11.7%
Germany and Central Europe	9.3%	12.7%
Other European countries, Middle East and Africa	Between 9.3% and 12.3%	Between 11.5% and 16.3%
Americas	Between 10.4% and 11.8%	Between 13.0% and 16.1%
Asia-Pacific	10.5%	13.8%

Pre-tax discount rates are applied by CGU based on the Group's weighted average cost of capital and adjusted to take into account specific conditions relating to each geographical area.

In 2006, the Group has recognised an impairment charge of EUR 370.4 million, of which EUR 300 million are attributable to the United Kingdom and EUR 70.4 million to Italy.

In the United Kingdom, the EUR 300 million impairment charge is mainly resulting from a cautious business plan which has been revised following a lower base for 2006 and with higher capital expenditures requirements due to new contracts structure. On top of this, consensus long-term growth has been reduced.

In Italy, the Group has faced profitability below Group average and deteriorating, because of tough local market environment which, combined with lower long-term growth assumptions and higher discount rates, led to EUR 70.4 million goodwill impairment, plus EUR 7.2 million impairment of other long-term assets. The discount rates used for the Italian test were 9.6% compared to 8.6% in 2005.

Note 12 - Intangible assets

Intangible assets mainly comprised software representing a net value of EUR 66.6 million and EUR 61.5 million at 31 December 2006 and 31 December 2005 respectively.

(In EUR million)	Gross value	Amortisation	Net value
31 December 2004	**202.9**	**(172.0)**	**30.9**
Additions/charges	27.0	(24.3)	2.7
Disposals/reversals	(10.7)	7.9	(2.8)
Impact of business combinations	44.6	0.0	44.6
Disposals of subsidiaries	(0.1)	0.0	(0.1)
Exchange differences	3.7	(2.4)	1.3
Reclassified as held for sale	(0.3)	0.2	(0.1)
Others	(1.7)	0.1	(1.6)
31 December 2005	**265.4**	**(190.5)**	**74.9**
Additions/charges	33.0	(31.5)	1.5
Disposals/reversals	(3.9)	3.1	(0.8)
Impact of business combinations	38.0	(0.2)	37.8
Disposals of subsidiaries	(5.1)	2.4	(2.7)
Exchange differences	1.7	(0.9)	0.8
Reclassified as held for sale			
Others	36.2	(29.4)	6.8
31 December 2006	**365.3**	**(247.0)**	**118.3**

The impact of business combinations mainly consisted of EUR 23.6 million customer relation and EUR 14.2 million of software and technologies recognised within the Banksys and BCC business combination.

Note 13 - Tangible assets

Intangible and tangible assets have been impaired in Italy for respectively EUR 1.3 million and EUR 5.9 million.

(In EUR million)	Land and buildings	IT equipment	Other assets	Total
Gross value				
At 1 January 2006	203.8	695.3	90.7	989.7
Additions	40.2	122.0	21.3	183.5
Disposals	(4.9)	(42.8)	(1.7)	(49.4)
Impact of business combinations	19.8	18.0	1.8	39.6
Disposal of subsidiaries				
Exchange differences	0.3	(6.4)	(1.0)	(7.1)
Others	2.4	27.7	(25.5)	4.6
At 31 December 2006	**261.6**	**813.7**	**85.6**	**1,160.9**
Accumulated depreciation				
At 1 January 2006	(106.1)	(504.7)	(55.6)	(666.2)
Depreciation charge for the year	(22.1)	(119.4)	(11.0)	(152.6)
Eliminated on disposal	3.6	41.8	1.4	46.7
Exchange differences	-	5.0	0.5	5.5
Disposal of subsidiaries				
Others	0.4	(27.6)	15.4	(11.9)
At 31 December 2006	**(124.2)**	**(604.9)**	**(49.4)**	**(778.5)**
Net value				
At 1 January 2006	**97.7**	**190.7**	**35.1**	**323.5**
At 31 December 2006	**137.4**	**208.8**	**36.2**	**382.4**

(In EUR million)	Land and buildings	IT equipment	Other assets	Total
Gross value				
At 1 January 2005	179.3	774.4	97.5	1,051.3
Additions	30.4	159.8	19.3	209.5
Disposals	(13.7)	(258.5)	(6.9)	(279.2)
Impact of business combinations	0.2	22.7	0.2	23.0
Disposal of subsidiaries	(0.7)	(20.7)	(12.3)	(33.7)
Exchange differences	1.9	16.7	2.5	21.1
Reclassified as held for sale	(0.3)	(2.0)	(1.4)	(3.7)
Others	6.7	2.8	(8.2)	1.4
At 31 December 2005	**203.8**	**695.3**	**90.7**	**989.7**
Accumulated depreciation				
At 1 January 2005	**(97.3)**	**(657.8)**	**(63.4)**	**(818.5)**
Depreciation charge for the year	(18.2)	(99.2)	(11.9)	(129.3)
Eliminated on disposal	11.4	246.5	9.8	267.6
On assets reclassified as held for sale	0.1	0.8	0.2	1.1
Exchange differences	(1.3)	(13.1)	(1.6)	(16.0)
Disposal of subsidiaries	0.1	19.4	10.6	30.2
Others	(0.9)	(1.3)	0.7	(1.4)
At 31 December 2005	**(106.1)**	**(504.7)**	**(55.6)**	**(666.2)**
Net value				
At 1 January 2005	**82.0**	**116.6**	**34.1**	**232.7**
At 31 December 2005	**97.7**	**190.7**	**35.1**	**323.5**

Finance leases

Tangible assets held under finance leases had a net carrying value of EUR 38.0 million. Future minimum lease payments under non-cancellable leases amounted to EUR 45.3 million at year-end.

	2006			2005			2004
(In EUR million)	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal	Principal
Less than one year	24.9	(1.9)	23.0	29.9	(2.8)	27.1	6.7
Between one and five years	20.5	(1.1)	19.4	34.2	(1.5)	32.7	9.5
More than five years				0.1		0.1	0.1
Total	**45.4**	**(3.0)**	**42.4**	**64.2**	**(4.3)**	**59.9**	**16.3**

Note 14 - Non-current financial assets

Non-current financial assets of EUR 45.0 million included securities accounted for under the equity method, non-consolidated interests amounting to EUR 6.1 million, pension prepayments of EUR 12.2 million and loans, deposits and guarantees (primarily linked to property rentals) of EUR 22.2 million.

Note 15 - Trade accounts and notes receivable

(In EUR million)	31 December 2006	31 December 2005	31 December 2004
Gross value	1,612.6	1,577.7	1,551.1
Transition costs	22.9	19.2	14.4
Provision for doubtful debts	(35.6)	(33.9)	(46.5)
Net asset value	**1,599.9**	**1,563.0**	**1,519.0**
Prepayments	(21.0)	(23.9)	(23.0)
Deferred income and amounts due to customers	(271.5)	(342.5)	(281.5)
Net accounts receivable	1,307.4	1,196.6	1,214.4
Number of days' sales outstanding	**68**	**63**	**65**

Note 16 - Cash and cash equivalents

(In EUR million)	31 December 2006	31 December 2005	31 December 2004
Cash in hand and short- term bank deposit	441.5	530.8	206.9
Money market funds	12.4	2.7	258.6
Total	**453.9**	**533.5**	**465.5**

Depending on market conditions and short-term cash flow expectations, Atos Origin from time-to-time invests in Money Market funds with a maturity period not exceeding three months.

Note 17 - Pensions

The total amount recognised in the Group balance sheet in respect of pension plans and associated benefits was EUR 446.4 million at 31 December 2006.

The Group's commitments are located predominantly in the United Kingdom (58% of Group total obligations), The Netherlands (33%) and Germany (3%). These commitments are mostly generated by hybrid pension plans, which are both of the defined contribution and defined benefit in nature. Only the defined benefit component gives rise to a valuation of long-term commitments for the Group, after deduction of applicable limitations and ceilings which have been introduced in the majority of these plans. These plans are externally funded through separate legal entities, which receive employer and employee contributions.

The inventory of Group defined benefit commitments has been confirmed in 2006 through a global review of employee benefit plans. At group consolidated level, the materiality of resulting positive (release of EUR 3.1 million unused provision in Japan, Belgium and Austria mainly) and negative adjustments (first time valuation of post employment medical obligations in The Netherlands and Italy for EUR 7.7 million) to the valuation scope is limited.

Actuarial methods used to determine Group contribution obligations in respect of these plans differ from the "projected unit credit method" used for the valuation of accounting costs and commitments. In particular, contribution schedules and solvency rules applicable to Group pension funds usually rely on vested benefit approaches rather than projected benefit methods and, in certain instances, allow for an anticipation of future financial returns which cannot be reflected in accounting numbers. The funding of benefit entitlements accumulated by beneficiaries in the various schemes is spread over their expected active careers. The average benefit payment maturity is estimated to be between 20 and 25 years for the most significant plans of the Group.

The net funding deficit of the benefit plans shown in the table below (the difference between the value of benefit obligations and related plan assets at closing) does not therefore represent a short-term payable obligation.

Group commitments are also generated, but to a lesser extent, by legal or collectively bargained end of service or end of career benefit plans. Group commitments in respect of post-employment healthcare benefits are not significant (less than 2% of total Group pension obligations).

The amounts recognised in the balance sheet as at 31 December 2006 relies on the following components, determined at each benefit plan's level:

(In EUR million)	31 December 2006	31 December 2005	31 December 2004
Amounts recognised in financial statements consist of:			
Prepaid pension asset - post employment plans	12.2	5.5	-
Accrued liability - post employment plans	(438.5)	(462.8)	(498.4)
Accrued liability - other long-term benefits	(20.1)	(26.4)	(23.8)
Net amount recognised – Total	**(446.4)**	**(483.7)**	**(522.2)**
Components of net periodic cost			
Service cost (net of employees' contributions)	60.5	74.5	63.3
Interest Cost	109.1	97.9	98.8
Expected return on plan assets	(123.2)	(105.4)	(95.8)
Amortisation of prior service cost	(12.4)	1.5	0.2
Amortisation of actuarial (gain)/ loss	1.0	(0.5)	-
Effect of asset ceiling	-	0.5	-
Curtailment (gain)/ loss	(0.5)	(21.0)	(1.4)
Settlement (gain)/ loss	0.2	(15.6)	0.0
Net periodic cost – Other long-term benefits		3.8	4.8
Net periodic pension cost – Total	**34.7**	**35.7**	**69.9**
Of which, net periodic pension cost - post employment plans	33.2	31.9	65.1
Of which, net periodic pension cost - other long-term benefits	1.5	3.8	4.8
Change in defined benefit obligation			
Defined benefit obligation at 1 January	2,355.1	2,021.5	883.0
Funded Status – Other long-term benefits at 1 January	15.0	-	-
Reclassification other non-current financial liabilities	11.4	-	-
Exchange rate impact	28.5	30.4	(2.9)
Service cost (net of employees' contributions)	60.5	74.5	63.3
Interest cost	109.1	97.9	98.8
Employees' contributions	22.6	18.1	16.9
Plan amendments	(12.3)	0.7	9.0
Curtailment	(0.5)	(22.1)	(1.0)
Settlement	(1.9)	(15.6)	-
Business combinations/disposals	25.5	(52.5)	894.8
Special termination benefits	(0.1)	-	-
Benefits paid	(60.5)	(38.7)	(57.2)
Actuarial (gains)/ losses	(62.5)	240.9	116.8
Defined benefit obligation at 31 December	**2,489.9**	**2,355.1**	**2,021.5**
Experience adjustments generated in current year on DBO	**71.7**	**(37.7)**	**(7.9)**
Change in plan assets			
Fair value of plan assets at 1 January	1,739.0	1,432.7	680.3
Exchange rate impact	22.1	23.6	(2.6)
Actual return on plan assets	169.1	278.4	128.0
Employer contributions	67.2	61.8	78.5
Employees' contributions	22.6	18.1	16.9
Benefits paid by the fund	(45.3)	(31.7)	(41.5)
Business combinations/disposals	18.1	(43.9)	573.1
Fair value of plan assets at 31 December	**1,992.8**	**1,739.0**	**1,432.7**

(In EUR million)	31 December 2006	31 December 2005	31 December 2004
Reconciliation of prepaid/ (accrued) Benefit cost (all plans)			
Funded status - post employment plans	(476.9)	(616.1)	(588.8)
Funded status - other long-term benefit plans	(20.1)	(26.4)	(23.8)
Unrecognised actuarial (gain)/Loss	42.4	150.8	81.5
Unrecognised past service cost	8.2	8.5	8.9
Any other amount not recognised (asset ceiling limitation, ...)		(0.5)	-
Prepaid/(accrued) pension cost - post employment plans	**(446.4)**	**(483.7)**	**(522.2)**
Of which provision for pension and similar benefits	*(458.6)*	*(477.8)*	*(514.7)*
Non-current financial assets	*12.2*	*5.5*	*-*
Other non current financial liability		*(11.4)*	*(7.5)*
Reconciliation of net amount recognised (all plans)			
Net amount recognised at beginning of year	**(483.7)**	**(522.2)**	**(221.2)**
Net periodic pension cost - post employment plans	(33.2)	(31.9)	(65.1)
Benefits paid by employer - post employment plans	17.0	7.0	15.7
Employer contributions for - post employment plans	67.2	61.8	78.5
Business combinations/disposals	(7.4)	8.6	(321.7)
Other (other long-term benefit, exchange rate)	(6.3)	(7.0)	(8.4)
Net amount recognised at end of year	**(446.4)**	**(483.7)**	**(522.2)**

The obligations in respect of benefit plans which are partially or totally funded through external funds (pension funds) were EUR 2,296.1 million at 31 December 2006 and EUR 2,214 million at 31 December 2005, representing more than 92% of Group total obligations. The accounting position in respect of one of these funded plans is a net asset (a "prepaid pension cost" asset) because of the recovery of equity markets over the past 2 years and increased contributions.

Plan assets, which do not include Atos Origin securities or any assets used by the Group, were invested at 31 December 2006 as follows:

	31 December 2006	31 December 2005	31 December 2004
Equity	60%	61%	58%
Bonds	30%	32%	33%
Other	10%	7%	9%

Further to a service cost of EUR 60.5 million, and net financial income of EUR 14.1 million, the Group Income Statement also incorporates the impact of the following benefit cost optimisation actions undertaken in 2006:

- amendments to the Group main pension plan in The Netherlands have been finalized in April 2006; the initial estimate of the related impact was a net charge of EUR 10 million, but the final outcome of negotiations with social partners resulted in a net positive impact of EUR 12.9 million.
- several amendments have also been made to Group pension plans in the United Kingdom in April 2006, resulting in a net positive impact of EUR 4.3 million.

Contributions expected to be paid in respect of the Group's main benefits plans in 2007 amount to EUR 24.3 million in respect of Dutch benefit schemes and EUR 41.8 million in respect of pension plans in the United Kingdom.

Group obligations are valued by independent actuaries, based on assumptions that are periodically updated.

Long-term bonds yields used as a reference for the discount rate to be incorporated in accounting calculations have again been very volatile in 2006. Group has therefore elected to update the measurement of liabilities in respect of its main benefit plans at 30 June 2006 to reflect the significant evolution in long-term bonds between 31 December 2005 and 31 December 2006.

These assumptions are set out in the table below:

	United Kingdom			Euro zone		
	31 December 2006	31 December 2005	31 December 2004	31 December 2006	31 December 2005	31 December 2004
Discount rate	5.00 %	4.75%	5.25%	4.55%	4.0%	4.75%
Long-term expected return on plan assets	7.0%	7.0%	7.5%	7.0%	7.0%	7.0%
Salary increase assumption	2.75%-3.25%	2.75%-3.25%	2.5%-3.0%	1.9%-3.0%	1.9%-3.0%	1.9%-3.0%

The expected long-term investment return assumption on plan assets has been determined based on the particular asset allocation of each benefit plan, through the formulation of a specific expected return assumption for each asset class.

The net impact of defined benefits plans on Group financials can be summarized as follows:

	31 December 2006			31 December 2005			31 December 2004		
(In EUR million)	Post-employment	Other LT benefit	Total	Post-employment	Other LT benefit	Total	Post-employment	Other LT benefit	Total
Operating margin	(43.2)	(0.9)	(44.1)	(52.2)	(1.8)	(54.0)	(62.1)	(3.8)	(65.9)
Other operating items	(4.6)	-	(4.6)	12.8	-	12.8	-	-	-
Financial result	14.6	(0.6)	14.0	7.5	(2.0)	5.5	(3.0)	(1.0)	(4.0)
Total Income statement	**(33.2)**	**(1.5)**	**(34.7)**	**(31.9)**	**(3.8)**	**(35.7)**	**(65.1)**	**(4.8)**	**(69.9)**
Net cash impact	**(76.1)**	**(8.0)**	**(84.1)**	**(65.4)**	**(3.4)**	**(68.8)**	**(92.1)**	**(2.1)**	**(94.2)**

Note 18 - Provisions

(In EUR million)	31 December 2005	Charge	Release used	Release unused	Other [a]	31 December 2006	Current	Non-current
Reorganisations	30.7	51.0	(41.0)	(2.4)	0.9	39.2	39.2	-
Rationalisations	44.2	2.4	(9.2)	(2.7)	(1.1)	33.6	11.8	21.8
Project commitments	65.8	39.2	(19.4)	(6.2)	1.7	81.1	81.1	-
Litigations and contingencies	111.6	23.2	(9.4)	(22.3)	6.9	110.1	-	110.1
Total provisions	**252.4**	**115.8**	**(79.0)**	**(33.6)**	**8.4**	**264.0**	**132.1**	**131.9**

(a) Other movements mainly consist of the translation adjustment resulting from the translation of the provisions of the entities outside the Euro zone.

(In EUR million)	31 December 2004	Charge	Release used	Release unused	Other [a]	31 December 2005	Current	Non-current
Fair value adjustment	13.6	-	(12.0)	(0.3)	(1.3)	-	-	-
Reorganisations	51.0	38.1	(51.7)	(3.1)	(3.7)	30.7	30.7	
Rationalisations	50.3	11.8	(16.4)	(6.4)	4.9	44.2	8.3	35.9
Project commitments	100.3	11.1	(42.2)	(9.6)	6.2	65.8	65.8	-
Litigations and contingencies	113.6	14.5	(12.5)	(19.3)	15.2	111.6	-	111.6
Total provisions	**328.8**	**75.6**	**(134.7)**	**(38.6)**	**21.2**	**252.4**	**104.9**	**147.5**

(a) Other movements mainly consist of the translation adjustment resulting from the translation of the provisions of the entities outside the Euro zone.

Reorganisations and rationalisations

The increase of the reorganisation provisions is the outcome of the cash settlement of most of the opening situation, and of the accrual of new provisions over the year. Out of the EUR 51 million charge to reorganisation provisions, EUR 22 million have been booked through the Operating margin. The remaining EUR 29 million were booked through the "Other operating income and expenses", because either linked to reorganisations resulting from acquisitions, or to the recovery plans in the United Kingdom and in Italy.

Rationalisation provisions include provisions in connection with properties leased by acquired companies (KPMG Consulting and Sema), some of which contain dilapidation clauses requiring the Group to return premises to their original condition at termination. Part of the 2006 reduction of the provision results from positive evolution of situations where the Group was able to find sub-leasers for the properties.

Project commitments

Project commitments have significantly increased in 2006, mainly in the United Kingdom, where the difficult contracts slipped over the period.

Litigations and contingencies

Contingency provisions of EUR 110.1 million include a number of long-term litigation issues, such as tax contingencies and social disputes, guarantees given on disposals and other disputes with clients and suppliers. The legal department continues to manage these situations with a view to minimising the ultimate liability.

Movements on provisions impacted the income statement in aggregate as follows:

(In EUR million)	Charge	Release unused	Sub-total	Release used
Operating margin	(76.1)	8.8	(67.3)	33.2
Other operating items	(38.1)	24.7	(13.4)	45.7
Financial result	(1.6)	0.1	(1.5)	0.1
Total income statement impact	**(115.8)**	**33.6**	**(82.2)**	**79.0**

In 2005, impacts in the income statement were as follows:

(In EUR million)	Charge	Release unused	Sub-total	Release used
Operating margin	(21.2)	11.1	(10.1)	51.1
Other operating items	(49.9)	27.5	(22.4)	83.3
Financial result	(3.4)		(3.4)	0.3
Income tax	(1.1)		(1.1)	
Total income statement impact	**(75.6)**	**38.6**	**(37.0)**	**134.7**

Releases of unused provisions for EUR 8.8 million originally recorded within operating margin resulted from Management action to reduce or settle positively outstanding risks.

The release of unused provisions in "Other operating income and expenses" included unused provisions created in the Origin and Sema Group opening balance sheets for merger-related tax risks and other various items.

Note 19 - Borrowings

	31 December 2006			31 December 2005			31 December 2004		
(In EUR million)	Current	Non-current	Total	Current	Non-current	Total	Current	Non-current	Total
Finance leases	(23.0)	(19.4)	(42.4)	(27.1)	(32.8)	(59.9)	(6.7)	(9.6)	(16.3)
Bank loans	(3.8)	(550.6)	(554.4)	(5.6)	(450.5)	(456.1)	(162.3)	(607.1)	(769.3)
Securitization	(160.8)	-	(160.8)	(140.7)	-	(140.7)	(132.8)	-	(132.8)
Other borrowings	(37.4)	(19.2)	(56.6)	(28.0)	(22.8)	(50.8)	(23.1)	(15.5)	(38.6)
Total borrowings	**(225.0)**	**(589.2)**	**(814.2)**	**(201.4)**	**(506.2)**	**(707.6)**	**(324.9)**	**(632.2)**	**(957.1)**

The Multi-currency revolving facility and the Securitisation Programme are subject to the same financial covenants as follows:

Nature of ratios subject to covenants	Covenants	Group ratios at 31 December 2006	Group ratios at 31 December 2005
Leverage ratio (Net debt to OMDA)	not greater than 2.5	0.81	0.36
Interest cover ratio (Operating margin to net cost of financial debt)	not lower than 4.0	10.9	16.7

OMDA: Operating margin before non cash items

Non-current borrowings maturity

(In EUR million)	2007	2008	2009	2010	2011	>2011	Total
Finance leases		(12.8)	(4.5)	(2.1)	(0.0)	(0.0)	(19.4)
Bank loans		0.3	0.6	(0.1)	(550.3)	(1.1)	(550.6)
Other borrowings		(3.7)	(5.5)	(3.7)	(6.3)	(0.0)	(19.2)
As at 31 December 2006 long-term debt		**(16.2)**	**(9.4)**	**(5.9)**	**(556.6)**	**(1.1)**	**(589.2)**
As at 31 December 2005 long-term debt	(29.7)	(18.0)	(11.2)	(446.5)	(0.8)		(506.2)

(In EUR million)	2006	2007	2008	2009	2010	>2010	Total
Finance leases		(19.8)	(10.3)	(2.6)	(0.0)	(0.1)	(32.8)
Bank loans		(3.4)	(2.2)	(1.9)	(442.3)	(0.7)	(450.5)
Other borrowings		(6.4)	(5.4)	(6.7)	(4.2)	0.0	(22.8)
As at 31 December 2005 long-term debt		**(29.7)**	**(18.0)**	**(11.2)**	**(446.5)**	**(0.8)**	**(506.2)**
As at 31 December 2004 long-term debt	(111.1)	(106.0)	(106.3)	(307.7)	(1.0)		(632.2)

Borrowings in currencies

The carrying amounts of the Group's borrowings were denominated in the following currencies:

(In EUR million)	EUR	Other currency	Total
31 December 2006	**(810.3)**	**(3.9)**	**(814.2)**
31 December 2005	(687.7)	(19.9)	(707.6)
31 December 2004	(912.1)	(45.0)	(957.1)

Fair value and effective interest rate of financial debt

The fair value of bank loans, which are primarily composed of variable interest rate loans, are considered as being the same as their carrying value. For other elements of borrowings, carrying value is considered the best estimate of fair value, the difference between the fair value and the carrying value not being material.

The effective interest rates in 2006 were as follows:

(In EUR million)	Carrying value	Fair Value	Effective interest rate
Finance leases	(42.4)	(42.4)	6.00%
Bank loans	(554.4)	(554.4)	3.33%
Securitisation	(160.8)	(160.8)	3.55%
Other borrowings	(56.6)	(56.6)	
Total borrowings (*)	**(814.2)**	**(814.2)**	**3.53%**

(*) Before effect of hedging transactions

Change in net debt over the period

(In EUR million)	Notes (*)	12 months ended 31 December 2006	12 months ended 31 December 2005	12 months ended 31 December 2004
Opening net debt		**(180.5)**	**(491.6)**	**(266.3)**
New borrowings	-n	(225.2)	(665.6)	(1,029.5)
Repayment of long and medium-term borrowings	-o	141.2	979.6	919.1
Increase/(decrease) in cash and cash equivalents	q	(68.9)	42.5	(39.0)
Lease (change and net interest paid)	r	(4.5)	(56.6)	(10.6)
Long and medium-term debt of companies purchased during the period	s	(25.2)	(1.5)	(37.8)
Long and medium-term debt of companies sold during the period	t	4.3	-	0.4
Debt – related reclassifications	x	17.8		
Impact of exchange rate fluctuations on net long and medium-term debt	u	(11.6)	29.8	(19.2)
Profit-sharing amounts payable to French employees transferred to debt	v	(7.7)	(6.1)	(8.7)
Impact of the first application of IAS 32 and 39	w		(11.0)	-
Closing net debt		**(360.3)**	**(180.5)**	**(491.6)**

(*) For reconciliation to the consolidated cash flow statement and the cash flow by activity below.

Cash flow by activity over the period

(In EUR million)	Notes (*)	12 months ended 31 December 2006	12 months ended 31 December 2005	12 months ended 31 December 2004
Cash from operating activities	a	370.5	416.9	246.3
Income tax paid	b	(39.3)	(29.2)	(55.1)
Change in working capital requirement	c	(432.5)	27.4	95.7
Net cash from operating activities		**288.7**	**415.1**	**286.9**
Purchase of tangible and intangible assets	d+r	(212.2)	(230.1)	(140.1)
Proceeds from disposals of tangible and intangible assets	e	2.1	11.0	37.4
Net cash from operations		**78.6**	**196.0**	**184.2**
Other changes	j+k+l+m+p+u+v+w+x	12.3	(11.4)	(67.0)
Net cash before financial investments		**90.9**	**184.7**	**117.2**
Financial investments	f+g+s	(317.7)	(31.1)	(520.8)
Proceeds from disposals of financial investments	h+i+t	47.0	157.5	178.3
Net financial investments		**(270.7)**	**126.4**	**(342.5)**
Net cash flow		**(179.8)**	**311.1**	**(225.3)**
Opening net debt		**(180.5)**	**(491.6)**	**(266.3)**
Closing net debt		**(360.3)**	**(180.5)**	**(491.6)**

(*) For reconciliation to the consolidated cash flow statement.

Note 20 - Fair value and characteristics of financial instruments

	31 December 2006		31 December 2005		1 January 2005	
(In EUR million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Forward foreign exchange contracts	1.2	(1.9)	0.9	(6.2)	6.5	
Interest rate swaps		(1.2)		(6.4)		(12.5)
Analysed as:						
Non-current		(1.2)		(6.4)		(12.5)
Current	1.2	(1.9)	0.9	(6.2)	6.5	

The fair value of financial instruments is provided by banking counterparties.

Interest rate risk

Bank loans of EUR 554.4 million (2005: EUR 456.1 million) are arranged at floating rates, thus exposing the Group to cash flow interest rate risk. The Group mitigates its interest rate exposure using interest rates swap contracts with financial institutions in order to fix the rate of a portion of the floating-rate financial debt. The fair value of the financial instruments used to hedge the floating-rate financial qualifies for cash flow hedge accounting. After the effect of this hedge, the bank loan interest rate in 2006 was 3.67%.

The fair value of these swaps at 31 December 2006 was EUR 1.2 million.

Exposure to interest rate risk

The table below presents the interest rate risk exposure of the Group based on future debt commitments. The exposure at floating rate after hedging risk management is approximately EUR -68 million at 31 December 2006.

A 1% rise in 3-month Euribor would impact positively the financial expense by EUR 0.7 million in 2007 assuming the structure (cash/floating debt/ hedges) remains stable for the full period of the loan.

	Exposure		
(In EUR million)	**Less than 1 year**	**1 - 5 Years**	**Total**
Bank loans	(3.8)	(550.6)	(554.4)
Securitisation programme	(160.8)		(160.8)
Others	(37.4)	(19.2)	(56.6)
Total liabilities	**(202.0)**	**(569.8)**	**(771.8)**
Total cash and cash equivalents [a]	**453.9**		**453.9**
Net position before risk management	251.9	(569.8)	(317.9)
Hedging instruments	100	150	250
Net position after risk management	**351.9**	**(419.8)**	**(67.9)**

(a) Overnight deposits (deposit certificate) + overnight securities BMTN

Currency exchange risk

Atos Origin operates in 40 countries. However, in most cases, Atos Origin invoices in the country where the Group renders the service, thus limiting the foreign exchange risk. Where this is not the case, the Group uses hedging instruments such as forward contracts or foreign currency swaps to minimise the risk.

Hedge accounting

There is no material deviation between the maturity of the financial instruments and the period in which the cash flows are expected to occur.

At 31 December 2006, most of the derivatives were considered as fair value hedge or trading instruments except for interest rate swaps covering the financial debt and the forward contracts related to a specific contract denominated in US dollar, which are both qualified as cash flow hedge.

Breakdown of the designation of the instruments per currency are as follow:

	31 December 2006		31 December 2005		31 December 2004	
Instruments	**Fair value**	**Notional**	**Fair value**	**Notional**	**Fair value**	**Notional**
Cash flow hedge						
Interest rate						
Swaps	(1.2)	250.0	(6.4)	273.0	(12.5)	323.0
Foreign exchange						
Forward contracts US dollar	(0.7)	17.8	0.6	21.5	-	-
Fair value hedge - trading						
Foreign exchange						
Forward contracts US dollar	0.8	17.9	(6.1)	94.3	5.7	55.2
Forward contract SEK			0.2	126.0	-	-
Forward contracts GBP	(0.3)	11.1	(0.1)	3.7	0.8	19.8
Forward contracts BRL	(0.4)	9.1				

The net amount of cash flow hedge reserve at 31 December 2006 was EUR -1.5 million, with a variation of EUR 2.3 million (net of tax) over the year.

Note 21 Trade accounts and notes payable

(In EUR million)	31 December 2006	31 December 2005	31 December 2004
Trade payables	595.7	579.6	572.0
Amounts payable on tangible assets	13.4	7.6	5.2
Total	**609.1**	**587.2**	**577.3**

Note 22 - Other current liabilities

(In EUR million)	31 December 2006	31 December 2005	31 December 2004
Advances and down payments received on client orders	21.0	23.9	23.0
Employee-related liabilities	307.3	305.6	294.9
Social security and other employee welfare liabilities	219.2	206.9	180.4
VAT payable	178.0	186.4	171.2
Deferred income	198.4	225.5	160.9
Other operating liabilities	139.0	162.6	162.7
Total	**1,062.9**	**1,110.9**	**993.1**

Note 23 - Assets and liabilities held for sale

End of 2005, assets and liabilities held for sale for EUR 36.2 million and EUR 15.4 million respectively, were related to the disposal of the Middle East activities in February 2006.

Note 24 - Off-balance sheet commitments

Off-balance sheet commitments include all significant rights and obligations of the Atos Origin Group other than those already included in the consolidated balance sheet and income statement. In line with the Financial Security Act published in August 2003, in order to ensure that off-balance sheet commitments given or received by the Group are exhaustive, exact and consistent, internal procedures for the identification and control of off-balance sheet commitments are strictly followed:

- Group external financing is centralised at Global Treasury level and validated by the Management Board.
- The Group makes a clear distinction between the approval of an investment and the financing decision for the approved investment. Process and threshold for investments to be approved by the internal Investment Committee are defined. Investments linked to major contracts may also require approval by the Management Board under the contract approval process.
- The Group has issued instructions for the review and issuance of business and credit-related guarantees. These instructions define the approval process, including formal approval of the Group CFO in defined cases. The request for approval must be sent to Corporate Legal and the Global Treasury Department to review compliance with all Group policies.

For parent company guarantees (performance and financial guarantees), limits are authorised by the Supervisory Board within which the Management Board is authorised to grant guarantees. These limits are usually set for a 12-month period. For parent company guarantees exceeding a certain amount, specific authorisation must be sought from the Supervisory Board. The administration of these guarantees takes place at corporate level. At a local level the residual value of guarantees is defined and monitored by a joint assessment of legal and finance departments on a regular basis.

- All bank guarantees require Corporate approval. The reconciliation of bank guarantees with the issuing bank is a local responsibility and is requested on a periodic basis. The main criteria for the approval of guarantees are compliance with legal requirements and a satisfactory risk assessment of the contract with the client.
- In order to avoid double counting, issued guarantees are not disclosed if the underlying commitments (e.g. lease payments for office rent) are already disclosed or the underlying commitments are already recorded in the balance sheet (e.g. as a liability).

Contractual commitments

The table below illustrates the minimum future payments for firm obligations and commitments over the coming years. Amounts indicated under the long-term borrowings and finance leases are posted on the Group balance sheet.

		Maturing				
(In EUR million)	31 December 2006	Up to 1 year	1 to 5 years	Over 5 years	31 December 2005	31 December 2004
Long-term borrowings (> 5 years)	554.4	3.8	549.5	1.1	456.1	769.3
Finance leases	42.4	23.0	19.4		59.9	16.3
Recorded on the balance sheet	**596.8**	**26.8**	**568.9**	**1.1**	**516.0**	**785.6**
Operating leases: land, buildings, fittings	574.1	131.8	361.9	80.4	587.3	646.2
Operating leases: IT equipment	97.2	59.0	38.2		146.0	212.6
Operating leases: other fixed assets	119.8	48.4	71.4		114.9	91.3
Non-cancellable purchase obligations (>5 years)	12.5	10.6	1.9		28.4	58.1
Commitments	**803.6**	**249.8**	**473.4**	**80.4**	**876.6**	**1,008.2**
Total	**1,400.4**	**276.6**	**1,042.3**	**81.5**	**1,392.6**	**1,793.8**

Commercial commitments

(In EUR million)	31 December 2006	31 December 2005	31 December 2004
Bank guarantees	135.7	114.9	127.4
Pledges	1.0	1.3	5.0
Total	**136.7**	**116.2**	**132.4**

For various large long-term contracts, the Group provides performance or financial guarantees to its clients. These limited exposure guarantees amount to EUR 1,198.3 million as of 31 December 2006, compared with EUR 661.3 million in 2005. These guarantees represent a total contracts value of EUR 1.9 billion for 2006. The increase is mostly related to the UK and Dutch business where significant long-term contracts have been signed in 2006 with issuance of guarantees:

- in the United Kingdom: Department Constitutional Affairs – DCA, NHS Diagnostic, Gateway, Department Trade and Industry and
- in The Netherlands: ING Banks

In the framework of the contract for the provision of IT services signed by Atos Origin IT services UK Limited with the International Olympic Committee (IOC), Atos Origin SAE (Spain) has granted a full performance guarantee to the IOC by which it commits to perform the contract in case the signing entity (or any other affiliate to whom the signing entity could have assigned all or part of the rights and obligations under the contract) is unable to provide services required under the contract.

In relation to the multi-currency revolving facility, Atos Origin SA issued a parental guarantee to the benefit of the consortium of banks represented by BNP Paribas, in order to cover up to EUR 440 million the obligations of its subsidiary, Atos Origin Telco Services B.V.

Subsequent to the Cellnet disposal in July 2004, Atos Origin SA still has one outstanding guarantee with Schlumberger related to Citicorp for a total amount of US dollar 107 million, which is fully counter-guaranteed by the acquirer of Cellnet, "Cellnet Holdings Corp".

In the context of the recent acquisition of Banksys and BCC operating in the commercial acquiring of card transactions, Atos Origin Group has guaranteed directly or indirectly, its partners Visa International and MasterCard in case of default of payment resulting from its role of intermediary between the payment issuer and the beneficiary, or any major breaches to their rules. These guarantees are estimated for a maximum amount of US dollar 54 million. The effective risk is considered as very low.

Note 25 - Related party transactions

Transactions between Atos Origin and its subsidiaries, which are related parties of the Group, have been eliminated on consolidation and are not disclosed in this note.

In 2004, Philips and Schlumberger were related parties by reason of their substantial shareholdings in the Group. No specific disclosure was given since they were major clients of the Group. In 2005, Philips and Schlumberger disposed of their shares in Atos Origin and the free float of the Company shares is almost 100% since 31 December 2005. As a consequence, the Group had no external related party relationships since that date.

Compensation of Board Members

The remuneration of Management Board members during the year was as follows:

(In EUR million)	12 months ended 31 December 2006	12 months ended 31 December 2005	12 months ended 31 December 2004
Short-term benefits	3.9	10.1	10.2
Long-term incentives	-	3.2	-
Termination benefits	6.0	3.6	-
Post-employment benefits	11.4	0.1	-
Equity-based compensation: stock options	3.6	2.9	5.5
Total	**24.9**	**19.9**	**15.7**

The remuneration of Management Board members is determined by the Remuneration Committee having regard to the performance of individuals and the Group's financial achievements.

Short-term benefits include salaries and bonuses as approved by the Supervisory Board, and fringe benefits. Bonuses correspond to the total charge in income statement including the bonuses effectively paid during the exercise, the charge in accruals relating to current year and the release in accruals relating to previous year.

Note 26 - Subsequent events

In February 2007, Atos Origin announced the acquisition of Uni-Medecine Group, through its Atos Worldline subsidiary. Uni-Medecine is the French leader of internet applications dedicated to the transfer and exchange of health data, and specialises in the design and production of health sector specific electronic communications tools. This operation strengthens the Atos Origin Group's expertise in this sector.

In February 2007, AEMS (Atos Euronext Market Solutions) and Bursa Malaysia Berhad (Bursa Malaysia) signed a non binding Letter Of Intent outlining plans to establish a joint venture company which will focus on offering IT solutions and services to Bursa Malaysia, as well as AEMS' existing and future prospects in Asia.

In February 2007, Atos Origin has finalized the sale of its software activity B2B to Axway, a subsidiary of Sopra. This activity made a EUR 15 million revenue with 160 legal staff.

Approval of financial statements

The financial statements were presented by the Management board to the Supervisory board on 27 February 2007 and are proposed for approval at the AGM on 23 May 2007.

3

Note 27 - Main operating entities part of scope of consolidation as of 31 December 2006

	% of interest	Consolidation method	% of control	Address
Holding				
Atos Origin SA	Consolidating parent company			18 avenue d' Alsace 92400 Courbevoie
Atos Origin BV	100	FC	100	Groenewoudseweg 1 5621 BA Eindhoven The Netherlands
Atos Origin International NV	100	FC	100	Rue Abbé Cuypers 3 Priester Cuypersstraat 1040 Brussel
Atos Origin International Competencies and Alliances (ICA)	100	FC	100	Rue Abbé Cuypers 3 Priester Cuypersstraat 1040 Brussel
Saint Louis Re	100	FC	100	74 rue de Merl L2146 Luxembourg
Atos Origin International SAS	100	FC	100	18 avenue d' Alsace 92400 Courbevoie
Atos Origin International BV	100	FC	100	Naritaweg 52 1043 BZ Amsterdam The Netherlands
France				
Arema	95	FC	95	18 avenue d' Alsace 92400 Courbevoie
Atos Worldline	100	FC	100	18 avenue d' Alsace 92400 Courbevoie
Atos Origin Integration	100	FC	100	18 avenue d' Alsace 92400 Courbevoie
Diamis	30	FC	60	6/8 Boulevard Haussmann-75009 Paris
Mantis SA	100	FC	100	24 rue des Jeûneurs 75002 Paris
Atos Origin Infogérance	100	FC	100	18 avenue d' Alsace 92400 Courbevoie

	% of interest	Consolidation method	% of control	Address
France (continued)				
Atos TPI	51	FC	51	18 avenue d' Alsace 92400 Courbevoie
Atos Consulting	100	FC	100	6/8 Boulevard Haussmann-75009 Paris
Atos Origin A2B	66	FC	66	18 avenue d' Alsace 92400 Courbevoie
Atos Euronext Market Solution SAS	50	FC	50	6/ 8 Boulevard Haussmann-75009 Paris
Atos Origin Formation	100	FC	100	7/ 13 rue Bucarest 75008 Paris
United Kingdom				
Atos Consulting Limited	100	FC	100	4 Triton Square, Regent' s Place, London, NW 1 3HG UK
Atos Origin IT services UK Ltd	100	FC	100	4 Triton Square, Regent' s Place, London, NW 1 3HG UK
Atos Euronext Market Solution Ltd	50	FC	50	25 Bank Street, London, E145 NQ
Atos Euronext Market Solution IPR Ltd	50	FC	50	25 Bank Street, London, E145 NQ
The Netherlands				
Atos Origin IT services Nederland B.V.	100	FC	100	Papendorpseweg 93 3528 BJ Utrecht The Netherlands
Atos Origin IT Systems Management Nederland BV	100	FC	100	Papendorpseweg 93 3528 BJ Utrecht The Netherlands
Atos Origin Nederland B.V.	100	FC	100	Papendorpseweg 93 3528 BJ Utrecht The Netherlands
Atos Origin Telco Services	100	FC	100	Henri Dunantlaan 2 9728 HD Groningen The Netherlands
Atos Origin IT Financial Services BV	100	FC	100	Arlandaweg 98, 1043 HP Amsterdam The Netherlands
Atos Consulting NV	100	FC	100	Papendorpseweg 93 3528 BJ Utrecht The Netherlands
Atos Origin Information Technology BV	100	FC	100	Papendorpseweg 93 3528 BJ Utrecht
E.M.E.A. (Europe – Middle East – Africa)				
Austria				
Atos Origin Information Tech GmbH	100	FC	100	Technologiestrasse 8/ Gebaude D 1120 Vienna Austria
Belgium				
Atos Origin Belgium SA	100	FC	100	Da Vincilaan 5 1930 Zaventem
Banksys SA	100	FC	100	Chaussée de Haecht 1442, B-1130 Bruxelles
Bank Card Company SA	100	FC	100	Boulevard du Roi Albert II 9, B-1210 Saint-Josse-ten-Noode
Germany				
Atos Worldline GmbH	100	FC	100	Theodor AlthoffStrasse 47, 45133 Essen
Atos Origin GmbH	100	FC	100	Curiestrasse 5, D 70563 Stuttgart
Atos Worldline Processing GmbH	58.4	FC	58.4	Hahnstrasse 25, 60528 Frankfurt Germany
Greece				
Atos Origin Hellas SA	100	FC	100	Kifissias 18 15125 Maroussi Athens
Italy				
Atos Origin Italia SPA	100	FC	100	11026 Pont Saint Martin (AO) Viale Carlo Viola n. 76
Luxemburg				
Atos Origin Luxembourg S.A.	100	FC	100	2 rue Nicolas Bové L1253 Luxembourg
Morocco				
Atos Origin Maroc	100	FC	100	Avenue Annakhil, Espace high-tech, hall B, 5th floor, Hayryad RABAT
Poland				
Atos Origin IT services SP ZOO	100	FC	100	Ul. Domaniewska 41 (Taurus Building) 02- 672 Warswaza Poland
Portugal				
Atos Origin Tecnologias de Informaçao LDA	100	FC	100	5 Avenue Outubro, 73C 1° Edificio Goya 1050 Lisbonne Portugal
South Africa				
Atos Origin (Pty) Ltd	70	FC	70	204 Rivonia Road, Sandton private bag X 136, Bryanston 2021

	% of interest	Consolidation method	% of control	Address
Spain				
Atos Origin, Sociedad Anonima Espanola	100	FC	100	Albarracin 25- Madrid 28037- Spain
Sweden				
Atos Consulting AB (Sweden)	100	FC	100	Wallingatan 11 111 60 Stockholm
Switzerland				
Atos Origin (Schweiz) AG	100	FC	100	Industriestrasse 19 8304 Wallisellen (Zurich)
Turkey				
Atos Origin Bilisim Danismanlik ve Musteri Hizmetleri Sanayi ve Ticaret A/S	100	FC	100	Istanbul, ITU Ari Tecknokent 2 Maslak Mahallesi Buyukdere Cad. A Block Dat Daire4 Sisli 34398
Asia Pacific				
China				
Atos Origin Information Technology (Shangai) Co. Ltd.	100	FC	100	Room 1103- B4, Pudong software park, Zhang Jiang Hi-Tech Zone, 498 Guo Shou King Road, Shanghai 201203
Atos Origin Information Technology (Beijing) Co Ltd	100	FC	100	502-505 Lido Commercial Building, Lido Place, Jichang Road, Chaoyang District, Beijing
Atos Origin Hong Kong Ltd	100	FC	100	Suites 1701-8, 17/ F, The Prudential Tower, 21 Canton Road, Kowloon, Hong Kong
India				
Atos Origin India Private Limited	100	FC	100	Unit 126/ 127, SDF IV, SEEPZ, Andheri (East), 400 096 Bombay
Atos Origin IT services Private Ltd	100	FC	100	The Capital Court, 4th Floor, LSC Phase III, Olof Palme Marg, Munirka, New Delhi 110 003
Indonesia				
PT Atos Origin Indonesia	100	FC	100	Wisma Kyoei Prince #1707 Jalan Jenderal Sudirman Kav 3 Jakarta 10220 Indonesia
Japan				
Atos Origin KK	100	FC	100	20 F, Shinjuku ParkTower Nishi Shinjuku 3- 7- 1 Shinjuku- ku, Tokyo, Japan
Malaysia				
Atos Origin (Malaysia) sdn bhd	100	FC	100	16- A (1st Floor), Jalan Tun Sambanthan 3, Brickfields, 50470 Kuala lumpur
Singapore				
Atos Origin Asia Pacific Pte Ltd	100	FC	100	8 Temasek Boulevard, #07- 01 Suntec City Tower 3 Singapore 038988
Taiwan				
Atos Origin Taiwan Ltd	100	FC	100	9 F, No. 115, Sec 3, Ming Sheng Road, Taipei, Taiwan 105
Thailand				
Atos Origin (Thailand) Limited	100	FC	100	200 Village N°.4, Jasmin International Tower, 25th Floor, Chaengwattana Road, Parkkred Sub-district, Pakkred District, Nonthaburi Province
Americas				
Argentina				
Atos Origin Argentina SA	100	FC	100	Vedia 3892 C1430DAL-Capital Federal Republica Argentina
Brazil				
Atos Origin Brasil Ltda	100	FC	100	Rua Itapaiuna 2434- 2° andar - parte - Santo Amaro- São paulo
Atos Origin IT Serviços do Brasil Ltdal	100	FC	100	Rua Alexandre Dumas 1711- bloco 12- 1° andar São paulo CEP 04717004
Mexico				
Atos Origin IT services Mexico SA de CV	100	FC	100	Ejercito Nacional 425, 6° Floor, Colonia Granada, 11520 Mexico City Mexico
United States of America				
Atos Origin Inc	100	FC	100	5599 San Felipe, Suite 300 Houston, Texas 77056-2724 USA

The complete list of entities part of Atos Group is available on our internet site www.atosorigin.com.

3.4. PARENT COMPANY SUMMARY FINANCIAL STATEMENTS

3.4.1. Nota Bene

Atos Origin SA financial statements present only a partial picture of the financial position of the Atos Origin Group as a whole. This overall picture is presented in the Consolidated Financial Statements section of the Annual Report. The following Atos Origin parent company financial statements provide a summary of the most material figures and information of greatest interest to readers.

The parent company financial statements, prepared under French GAAP have been audited by the statutory auditors and are unqualified.

3.4.2. Parent company's simplified organisation chart

Atos Origin shares are traded on the Paris Eurolist Market under Euroclear code 5173 ISIN FR0000051732. They were first listed in Paris in 1995. The shares are not listed on any other stock exchange and Atos Origin SA is the only Group listed company.

At 31 December 2006, the Company's issued common stock amounted to EUR 68.9 million, comprising 68,880,965 fully paid-up shares of EUR 1 per value each.


ATOS ORIGIN SA
100%
ATOS ORIGIN BV
100%
ATOS ORIGIN International SAS
100%
ATOS ORIGIN Integration SAS
100%
ATOS ORIGIN Nederland BV
100%
ATOS ORIGIN UK Holdings Ltd
100%
ATOS ORIGIN International BV
100%
ATOS ORIGIN Infogerance SAS
100%
ATOS ORIGIN UK Ltd
100%
ATOS ORIGIN GmbH
100%
Atos Origin IT Systems Management Nederland BV
100%
ATOS ORIGIN IT services Ltd
100%
ATOS ORIGIN Spa
100%
ATOS ORIGIN IT Services Nederland BV
100%
ATOS ORIGIN IT Services UK Ltd
70.3%
0.9%
Holding
Support Services
France
Germany
The Netherlands
Italy
United Kingdom

The main operating subsidiaries at 31 December 2006 are as follows:

Company *(In EUR million)*	Country	Activity	Revenue	Profit before tax	Fixed assets
Atos Origin IT systems management NL BV	The Netherlands	Managed Operations	477.8	2.2	48.3
Atos Origin IT services NL BV	The Netherlands	Systems Integration	441.5	36.3	32.1
Atos Origin IT services UK Ltd	United Kingdom	Systems Integration and Managed operations	900.5	(34.7)	52.9
Atos Origin International SAS	France	Corporate support	99.9	6.4	3.4
Atos Origin Intégration SAS	France	Systems Integration	679.4	(10.9)	15.9
Atos Origin Infogérance SAS	France	Managed Operations	450.9	7.2	55.2
Atos Origin GmbH	Germany	Systems Integration and Managed operations	463.7	17.3	150.3
Atos Origin Italia Spa	Italy	Systems Integration and Managed operations	272.9	(37.8)	19.8

NB: All reported figures in the above table are expressed according to local generally accepted accounting principles.

Atos Origin International SAS is a French company supporting Group central costs. A Group Services Agreement (GSA) is in place: Atos Origin International SAS centralises all corporate costs incurred in other countries (Belgium, The Netherlands and Switzerland), and receives GSA fees from the participating companies.

3.4.3. Atos Origin SA activity in 2006

Atos Origin SA main activities are:

- The management of Group investments. All the Group participating interests are held through the parent company Atos Origin SA and its subsidiary in The Netherlands Atos Origin BV.
- The management of Group financing activities. Atos Origin SA holds most of the long-term borrowings and heads the securitisation programme.
- The management of the *Atos Origin trademark*. "Atos Origin" is a registered trademark owned by Atos Origin SA and registered under "Atos", "Origin" or "Atos Origin" in all countries in which the Group does business. All subsidiaries in which the Group owns more than 50% of the issued share capital and which are named "Atos" or "Atos Origin" are charged trademark fees.

3.4.4. *Income statement*

The Company financial statements reflect its activities:

In 2006, revenue mainly related to trademark fees received from Group subsidiaries for approximately EUR 40 million. The 2005 revenue was particularly low due to the application of revised rates in certain countries retroactively for 2004 and 2005. Trademark fees received in 2006 corresponds to 0.7% of Group Revenue.

- Cost of sales included sponsorship fees paid to the International Olympic Committee. These fees to the International Olympic Committee increased in 2006 as preparation of the 2010 Vancouver Olympic Games has now started. Fees paid for the implementation of the 2006 Group Employee Stock Purchase Plan are also included under that line.
- Other expenses mainly comprised marketing, communication, and *investor relationship expenses* invoiced by Atos Origin International SAS.
- Depreciation, amortisation and provisions comprised EUR (6.0) million of indemnity payments to the leaving Management Board members.

- Net financial expenses included:

- EUR 177.4 million of dividends received from subsidiaries, including a EUR 126 million dividend from a Swedish holding subsequent to the disposal of the Nordic businesses as of June 2005.

- a change of provision on participating interest of EUR (111.0) million. Following its dividend payment, the hereabove mentioned Swedish holding has became dormant, leading to a merger loss and depreciation for a global amount of EUR (87.2) million. And based on current assumptions on Italian business, a risk provision amounting to EUR (21.1) million has been provided for Atos Origin Spa.

- net interest costs on long and medium term borrowings: EUR (20.7) million, the decrease compared to last year resulting from the combined effect of a lower cost of the external debt due to the decrease of the average debt amount, counterbalanced by higher interest rates on short term facilities.

- the financial subsidy granted to AO Origin SPA for EUR (50.2) million to restore its equity and cash position.

- net gain on marketable securities of EUR 2.4 million.

- Corporate tax is positive due to the effect of the French tax consolidation, as Atos Origin SA is the head of the French tax consolidation.

(In EUR million)	**Period ended 31 December 2006**	**Period ended 31 December 2005**	**Period ended 31 December 2004**
Revenue	43.9	28.2	60.5
Other income	0.0	0.1	0.0
Total operating income	**43.9**	**28.3**	**60.5**
Cost of sales	(16.5)	(13.6)	(4.7)
Taxes	(0.3)	(0.1)	(3.8)
Personnel expenses	0.0	0.0	0.0
Other expenses	(17.0)	(12.1)	(23.4)
Depreciation, amortisation and provisions	(6.7)	0	(0.4)
Total operating expenses	**(40.5)**	**(25.8)**	**(32.3)**
Operating margin	**3.4**	**2.5**	**28.2**
Net financial expenses	(4.0)	(21.0)	4.4
Net income on ordinary activities	**(0.6)**	**(18.5)**	**32.6**
Non-recurring items	(1.6)	1.0	(14.2)
Corporate income tax	17.1	16.6	10.7
Net income for the period	**14.9**	**(0.9)**	**29.1**

3.4.5. Balance sheet

The Company balance sheet at 31 December 2006 was essentially composed of:

- EUR 107.6 million for intangible fixed assets resulting from the financial statutory reorganisation performed in France in 2004. This line mainly comprised merger losses, and the decrease compared to last year results from the depreciation of the Swedish holding subsequent to the sale of the Nordic businesses,
- EUR 2,228.3 million for participating interests,
- EUR 276.3 million of other investments, which include the deposit paid in relation to the implementation of the securitisation programme, and inter-company loans.

Assets *(In EUR million)*	31 December 2006	31 December 2005	31 December 2004
Intangible fixed assets	107.6	177.7	178.3
Tangible fixed assets	0.6	0.8	0.9
Participating interests	2,228.3	2,007.0	2,043.9
Other investments	276.3	292.8	305.8
Total fixed assets	**2,612.8**	**2,478.3**	**2,528.9**
Trade accounts and notes receivable	4.2	7.9	5.9
Other receivables (*)	104.4	63.2	51.3
Transferable securities	11.9	0.0	0.0
Cash at bank and in hand	259.6	174.0	212.2
Total current assets	**380.1**	**245.1**	**269.4**
Prepayments and accrued income	3.3	5.3	10.4
Total assets	**2,996.2**	**2,728.7**	**2,808.7**
(*) Of which inter-company accounts	**80.6**	**26.6**	**9.5**

Liabilities and shareolders'equity *(In EUR million)*	31 December 2006	31 December 2005	31 December 2004
Common stock	**68.9**	**67.4**	**66.9**
Additional paid-in capital	1,384.4	1,333.0	1,320.3
Legal reserves	6.2	6.2	4.8
Other reserves and retained earnings	178.7	179.5	152.0
Net income for the period	14.9	(0.9)	29.1
Shareholders' equity	**1,653.1**	**1,585.2**	**1,573.2**
Other shareholders' equity	**0.0**	**0.0**	**0.0**
Provisions for contingencies and losses	**33.5**	**9.1**	**11.1**
Borrowings	898.2	625.7	799.5
Trade accounts payable	24.7	18.4	26.2
Other liabilities (*)	386.7	490.3	398.7
Total liabilities	**1,309.6**	**1,134.4**	**1,224.4**
Total liabilities and shareolders'equity	**2,996.2**	**2,728.7**	**2,808.7**
(*) Of which inter-company accounts	**385.0**	**479.1**	**394.8**

3.4.6. Main subsidiaries and investments

Companies *(In EUR million)*	Gross value at 31 Dec. 2006	Net value at 31 Dec. 2006	% interest	Common stock/ additional paid-in capital	Reserves and retained earnings	Outstanding loans and advances granted by Atos Origin	Guarantees given by the Company	31 Dec. 2006 Revenue	31 Dec. 2006 Net income	Dividends received during the period
I - Detailed information										
A – Subsidiaries (50% or more of common stock)										
France										
Atos Worldline	70.0	70.0	100%	59.0	0.9			300.4	27.6	27.4
Atos Investissement 5	618.7	618.7	100%	618.7	2.3			0.0	0.0	
Atos Origin Infogérance	101.8	101.8	92%	31.1	0.1		17.6	450.9	6.1	16.6
Atos Origin Formation	0.0	0.0	100%	0.4	0.1			9.7	1.0	0.6
Atos Origin Intégration	59.9	59.9	100%	44.9	(14.0)		18.9	679.5	(10.9)	
Atos Consulting	16.1	16.1	100%	7.1	0.0			62.8	2.8	1.6
Atos Origin Participation2	30.6	30.6	100%	15.6	(1.9)			0.0	0.3	
Atos Origin International	2.4	2.4	100%	1.0	(6.1)			99.9	6.2	
Italy										
Atos SPA	54.2	0.0	100%	5.0	(12.5)			0.0	7.5	
Benelux										
Atos Origin BV	1,139.6	1,139.6	100%	995.9	(77.2)	128.0		0.0	(285.3)	
St Louis RE	1.2	1.2	100%	1.2				0.0		
Spain – Portugal										
Atos Origin SAE	53.4	53.4	100%	41.3	26.3		9.8	273.3	5.7	2.0
GTI	0.7	0.6	100%	0.0	0.2			1.0	0.0	
Germany										
Atos Origin GMBH	110.8	110.8	100%	111.9	(4.5)		46.5	463.7	11.3	
Sema GMBH	50.6	0.0	100%	51.0	(52.7)			0.1	(0.2)	
Sweden										
Atos Origin Sweden	19.9	2.3	100%	0.6	2.3			0.0	(0.5)	126.7
China										
Atos Origin Beijing	0.3	0.0	100%	0.2	(0.6)	1.4		0.0	(0.4)	
B – Investments (less than 50% of common stock)										
Atos IT Servicios do Brazil LTDAL	0.5	0.5	10%	21.2	(22.7)		8.3	46.0	0.4	
AtosEuronext market solutions	20.1	20.1	6%	158.1	(0.1)		16.3	0.0	0.0	
II – Summary information										
Other investments	0.4	0.3								2.4
Total	**2,351.3**	**2,228.3**								**177.4**

NB: All reported figures in the above table are expressed according to local generally accepted accounting principles.

Subsidiaries value is based on the net firm value or net equity.

3.4.7. Company five-year financial summary

(in EUR million)	31 December 2006	31 December 2005	31 December 2004	31 December 2003	31 December 2002
I - Common stock at period end					
Common stock	68.9	67.4	66.9	47.9	44.0
Number of shares outstanding	68,880,965	67,363,465	66,938,254	47,869,633	44,055,676
Maximum number of shares that may be created by:					
* conversion of convertible bonds	0.0	0.0	0.0	1,440,501	1,440,501
* exercise of stock subscription options	6,445,741	6,145,432	5,650,931	5,356,430	10,782,146
II - Income for the period					
Revenue.	43.9	28.3	60.5	27.5	32.5
Net income before tax. employee profit-sharing and incentive schemes. Depreciation. amortisation and provisions	115.2	27.3	1.1	31.0	46.6
Corporate income tax	17.0	16.6	10.7	2.9	3.8
Net income after tax. employee profit-sharing. depreciation. amortisation and provisions	14.9	(0.9)	29.1	22.5	18.6
Dividend distribution	0.0	0.0	0.0	0.0	0.0
III – Per sher data (in EUR)					
Net income after tax and employee profit-sharing but before depreciation. Amortization and provisions	1.92	0.65	0.18	0.71	1.14
Net income after tax. employee profit-sharing. depreciation. amortisation and provisions	0.21	0.0	0.43	0.47	0.42
Dividend per share	0.0	0.0	0.0	0.0	0.0
IV – Employees					
Average number of employees during the period	0.0	0.0	0.0	0.0	0.0
Total payroll for the period	0.0	0.0	0.0	0.1	0.1
Employee social security and welfare payments	0.0	0.0	0.0	0.0	0.0

3.5. AUDITORS' SPECIAL REPORT ON AGREEMENTS INVOLVING MEMBERS OF THE BOARD OF DIRECTORS

Year ended 31 December 2006

This is a free translation into English of the Statutory Auditors' special report on regulated agreements and commitments with related parties that is issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements and commitments should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

To the Shareholders,

In our capacity as statutory auditors of your Company, we hereby report to you on regulated agreements and commitments with related parties.

3.5.1. Agreements and commitments authorized during the year

Pursuant to Article L.225-88 of the French Commercial Code (Code de commerce), the following agreements and commitments, previously authorized by the Supervisory Board of your Company, have been brought to our attention.

The terms of our engagement do not require us to identify such other agreements and commitments, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements and commitments brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article R. 225-58 of the French Commercial Code, to assess the interest involved in respect of the conclusion of these agreements and commitments for the purpose of approving them.

We conducted our procedures in accordance with professional standards applicable in France; those standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

- **Agreements entered into with two members of the Management Board and authorized by the Supervisory Board on 19 December 2006**

The Supervisory Board has authorized the Management Board and Atos Origin Italia SpA to conclude a firm and final lump-sum settlement with Mr. Giovanni Linari, member of the Management Board, with respect to the terms and conditions governing the termination of Mr. Linari's duties and functions within the Atos Origin Group. In consideration for this settlement, pursuant to which Mr. Linari resigned from his position as a member of the Management Board on 18 January 2007, thereby relinquishing all his duties and functions within the Atos Origin Group, the earnings of the 27,500 stock options allotted on 10 January 2005, at a price of EUR 49.75, and the 35,000 stock options allotted on 29 March 2006, at a price of EUR 59.99, which are not vested as of 18 January 2007, shall be maintained. The settlement also includes the transfer of his company car free of charge (estimated value of EUR 55,000) and transitional provisions regarding continuing coverage for supplementary health insurance and medical costs until 31 December 2007.

The Supervisory Board has authorized the Management Board and Atos Origin IT Services UK Ltd to conclude a firm and final lump-sum settlement with Mr. Xavier Flinois, member of the Management Board, with respect to the terms and conditions governing the termination of Mr. Flinois' duties and functions within the Atos Origin Group. In consideration for this settlement, pursuant to which Mr. Flinois resigned from his position as a member of the Management Board on 25 January 2007, thereby relinquishing all his duties and functions within the Atos Origin Group, a complementary termination benefit in the gross amount of EUR 250,000 was paid by Atos Origin IT Services UK Ltd. In addition, the earnings of the 27,500 stock options allotted on 10 January 2005, at a price of EUR 49.75, and the 35,000 stock options allotted on 29 March 2006, at a price of EUR 59.99, which are not vested as of 25 January 2007, shall be maintained. The settlement also includes the transfer of his company car free of charge (estimated value of EUR 18,700) and his laptop computer, transitional provisions regarding continuing coverage for supplementary health insurance and medical costs until 31 December 2007, as well as the continued use of his dwelling and the coverage of tuition fees until the end of the current school year.

3.5.2. Agreements and commitments approved in previous years with continuing effect during the year

Furthermore, pursuant to the French Commercial Code, we have been informed that the performance of the following agreements and commitments, approved in previous fiscal years, continued during the year ended 31 December 2006.

- **Debt securitization program**

We inform you that, as part of the negotiation of a debt securitization program, for a maximum borrowing of EUR 200 million, the Supervisory Board, during its meeting held on 12 December 2003, authorized two guarantees for Ester Finances (a company in the Crédit Lyonnais Group), in the form of a subordinated deposit and a letter of guarantee, covering the company's obligations as the project's coordinating unit and the obligations of its main subsidiaries participating in the project and located in the Netherlands, France, Germany and the United Kingdom. These two guarantees continued during the fiscal year and were extended to the entity Atos Origin IT Services UK Ltd in the United Kingdom, pursuant to the 15 March 2005 authorization of the Supervisory Board.

- **Harmonization of the status of Management Board members**

We also inform you that, in connection with the harmonization of the status of Management Board members, the Supervisory Board meeting of 16 December 2005 authorized the Management Board to conclude, with each Management Board member and for their benefit, the following commitments representing remuneration, compensation or benefits likely to be payable due to the termination of duties, or subsequent thereto:

- A compensation equal to 24 months of remuneration based on an annual base salary equal to the annual fixed salary plus the variable salary target of the year during which the duties were terminated and increased, if necessary and on the decision of the Chairman of the Management Board as approved by the Supervisory Board, by the amount of the long-term incentive of said year, to the exclusion of any other benefit of any kind. This compensation shall only be payable in the event of the revocation without cause of the duties of the Management Board member, when such termination takes place simultaneously to the termination of any remunerated term of office, employment or service contract that might exist with the company or one of its subsidiaries. This agreement resulted in the payment of EUR 1,860,000 in compensation to Mr. Giovanni Linari, with respect to the termination of all his duties and functions within the Atos Origin Group. Furthermore, pursuant to this agreement and as part of an employment contract, Mr. Xavier Flinois was paid EUR 2,000,000 in compensation by Atos Origin IT Services UK Ltd, with respect to the termination of all his duties and functions within the Atos Origin Group.
- The principle of a payment of a supplementary defined benefit pension, equal to a maximum of 60% of the final fixed salary on the retirement date. In 2006, the Remuneration Committee worked on the detailed terms and conditions of a plan, presented to the Supervisory Board, the main features of which are the following:

  The aim of the company's contribution is to reach a total pension equivalent to a maximum of 60% of the final fixed salary on the retirement date, after deduction of the other legal or regulated plans;

  Rights are vested over a period of 15 years as of the beneficiary's date of appointment to the Management Board;

  All the technical parameters used to determine equivalencies are frozen and the resulting contribution will not be subsequently revised (unless decided otherwise by the Supervisory Board).

The plan's final terms and conditions will be reviewed by the Remuneration Committee and the Supervisory Board prior to implementation.

With respect to the principle authorized by the Supervisory Board on 16 December 2005, an amount of EUR 11.4 million was provided for in the accounts as of 31 December 2006. The agreement also gave rise to the payment of EUR 407,000 in compensation to Mr. Giovanni Linari and, on the part of Atos Origin IT Services UK Ltd, the payment of EUR 700,000 in compensation to Mr. Xavier Flinois.

Paris and Neuilly-sur-Seine, 6 April 2007

The Statutory Auditors

Grant Thornton French member of Grant Thornton International

Daniel Kurkdjian   Vincent Papazian

Deloitte & Associés

Jean-Paul Picard   Jean-Marc Lumet



4. RISK ANALYSIS

4.1. BUSINESS RISKS

4.1.1. The market

The demand for IT solutions and services is influenced by clients' demand, which in turn is affected by the general economic climate, market conditions in the related sectors, the economic cycle and technology developments. During a downturn, existing clients may cancel, reduce or postpone existing contracts and prospective clients may defer entering into new contracts. These potential adverse effects are mitigated by the broad-based spread of Atos Origin's contracts and services. More than 60% of Group revenues are generated under multi-year recurring revenue contracts.

4.1.2. Clients

The Group's top 30 clients generate more than 50% of total Group revenues. The five largest clients in 2006 represented 19% of the Group's total revenues and no single client generated more than 7% of total revenues. This represents only a very modest exposure since all of these clients are large national or multinational groups with a limited risk of insolvency.

Client relationship management is critical to ensure the proper delivery of services, the renewal of contracts and mitigation of the risks of early termination. In this respect, the Group has implemented detailed contract management processes and created a global account management function to oversee client accounts. Global account managers are responsible for the overall quality of services and relationships with global key clients.

The client selection process and risk analysis is fully integrated within the global risk assessment process throughout the life cycle of a project. Credit risks are assessed on an individual basis and, where appropriate, provision is made to take into account likely recovery problems.

4.1.3. Legal risks

The IT services provided to clients are to a large extent essential to clients' commercial activities and IT solutions often play a key role in the development of their business. Any inadequate implementation of sensitive IT systems or any deficiency in the execution of services, either related to delays or unsatisfactory level of services, may increase the risk of contract liability arising.

Systems Integration frequently involves products designed and developed by third parties. Those products may be standard or may need to be adapted or specifically developed for customised requirements. Similarly, a client's special demands in terms of functionality may either disrupt the operation of third-party products or cause significant delays or implementation problems, which might result in termination of the contract or penalties being imposed on the Group.

The practice exists in the IT sector by which some contracts are concluded on a fixed-rate basis and some have a result-based formula. In the case of fixed-price contracts a price is negotiated regardless of the costs or difficulties inherent in the project. Extending work beyond the initial estimate may generate operating losses. These may sometimes be exacerbated by the existence of contractual penalties. In such situations, Atos Origin could be exposed to the risk of incurring significant unforeseen costs or penalties on execution of the contract.

The Group seeks to minimise such risks through a rigorous review processes at the bid stage. We have a specific process called Atos™ Rainbow under which contract bids are reviewed and through which we maintain a continuous risk register. The register is used as the basis for taking mitigating action where appropriate and following up on outstanding actions.

4.1.4. Suppliers

Atos Origin relies on a limited number of key suppliers in its business, notably with respect to software used in the design, implementation and running of IT systems. While there are alternative sources for most software and the Group has long-term licences and agreements with a range of qualified suppliers, the failure of such suppliers to continue producing innovative software, or the inability to renew agreements on acceptable terms, could have an adverse effect on Atos Origin's business.

Major risks with key IT suppliers are managed centrally by the Group Purchasing department. This department is responsible for relationships with suppliers, including their identification and selection, contract negotiation and the management and resolution of potential claims and litigations.

4.1.5. Partnerships and subcontractors

Atos Origin relies from time to time on partnerships and subcontractors to deliver services in specific contractual situations. The use of third parties is commonplace within the industry but represents a business risk that must be carefully managed by the Group. Partnerships may be formed or subcontractors may be used in areas where the Group does not have specific expertise necessary to fulfil the terms of a particular contract or requires such skills for a limited period of time only, or to comply with local legislation. All requests to enter into partnerships or use subcontractors are initiated locally by the bid team evaluating the proposal. In each case, such requests are reviewed and approved by the main country office initially, and thereafter by the risk management committee, which approves the contractual share of responsibilities and risks between Atos Origin and the third party.

4.1.6. Technology and IT risks

IT system breakdowns could be critical both for the internal operations of the Group and for its clients' needs in relation to the services provided. The Group has implemented specific programmes and procedures to ensure the proper management of IT risks, covering security and back-up systems and effective insurance coverage.

IT production sites and data-centres are specifically subject to high level technical procedures covering physical and IT system access, energy supply breakdown or disruption, fire, regulation of extreme temperature change, data storage and back-up, contingency and disaster recovery plans.

4.1.7. Employees

Dependence on qualified personnel

The success of Atos Origin depends largely on the skills, experience and performance of its staff and key members of its management teams. There is a high level of demand for qualified managers in the IT services markets. The loss of key management could have a detrimental effect on the delivery of services and the financial results of Atos Origin. The Group retains key management by providing challenging job content, exciting careers opportunities and by offering a competitive compensation package. It supports this programme through an efficient personnel organisation and by having a motivated human resources community.

Atos Origin carries out regular succession planning reviews and provides adequate back-up and planning to make certain that scarce skills can be replaced. This ensures, where appropriate, that there are training programmes in place to develop staff to take over key roles. Such training includes the regular rotation of jobs, including international assignments, and is an important element of the staff appraisal system.

Employee attrition

The inability to recruit and retain an adequate number of qualified employees to satisfy demand, or the loss of a significant number of staff could have serious repercussions in terms of the Group's ability to secure and successfully deliver client contracts. In recent market conditions (2002 to 2004), voluntary staff turnover has been low and Atos Origin was forced to reduce staff numbers to match lower demand, particularly within Consulting and Systems Integration. As the market has recovered, staff turnover has risen modestly. Excessive staff turnover in future, or an inability to recruit new staff promptly, could hinder the Group's ability to fulfil its contractual obligations.

The human resources department has established specific programmes to attract and retain the best staff in each area of expertise, developing them through continuous training programmes, competitive performance rewards and by creating a culture and atmosphere in which staff are able to develop their careers. The Group has proposed to shareholders at the Annual General Meeting that a new Management Incentive Plan and Employee Share Purchase Plan could be put in place to attract high quality recruits and retain staff. The scheme aims to encourage management and employees to purchase shares in the Company.

4.1.8. Business risk assessment and management

Atos Origin has a robust business risk management approach reinforced during the last two years, based on two essential processes.

Risk management system

The Group operates a risk management system that facilitates the analysis and treatment of business risks throughout the life cycle of a project. This process is integrated with the control and approval process when entering into new contracts. The objective is to ensure that the Group only bids for projects that are capable of being delivered effectively and to provide an early warning system for any project that encounters problems or diverges from its original targets. Specifically, the risk management process:

- identifies potential exposures, including both technical and financial risks that could have an impact during the life cycle of the project,
- evaluates, both qualitatively and quantitatively, the significance and materiality of any such exposures,
- ensures that appropriate and cost-effective risk control or risk mitigation measures are taken to reduce the likelihood and impact of negative outcomes on the project, and
- manages residual exposure through a combination of external risk transfer instruments and internal contingency reserves in order to optimize the use of exposed capital.


4

The UK operations have been affected in 2006 in systems integration by loss-making contracts limited to a few large government legacy projects. These projects were particularly complex and did not reflect the overall risk situation of the Group. Following the identification of extra cost to complete on these difficult projects, lessons-learned analyses have been performed in the organisation to identify and assess the failures. As a result, several actions have been taken in different areas. In the business governance area, the UK governance model and management have been reorganised (move from industry line to service line organisation with P&L responsibility and part of the sales forces, sales reorganisation and reinforcement, replacement of the first line of operational management). In the risk management area, Operational Assurance role has been created in the United Kingdom (and then rolled out throughout the Group) giving a clearer empowerment to the Risk Management governance to act in crisis context.

Group Risk Management Committee

A Group Risk Management Committee, established in 2004, meets monthly to review the most significant and challenging contracts. The committee is owned jointly by three Board members representing Finance, Managed Operations and Consulting and Systems Integration. Permanent members of the Committee include several vice presidents with responsibilities in risk management. In addition, local risk managers are invited to attend the reviews of contracts owned in their geographic area. Once a year, the Audit Committee reviews in detail all the major contracts at risk, which are followed up either by the service line or the Risk Management Committee.

4.2. MARKET RISKS

Liquidity risk, cash flow interest rate risk, currency risk, market value of financial instruments, price risk and credit risk are described within the Financial Report section in this document.

4.3. INSURANCE

The Group maintains a variety of insurance policies with reputable international companies, providing it with a level of insurance coverage considered adequate by Management. The total cost of the global insurance programmes in 2006 represented approximately 0.24% of total Group revenue.

The Group purchases its most important global insurance programmes centrally and these renew annually on 1 January. For 2006 the Property Damage and Business Interruption policy was renewed for a cover limit of EUR 122 million and the Professional Indemnity policy for a limit of EUR 150 million. In addition to these two main policies there are a variety of other general liability, employee and directors and officers policies maintained for adequate limits, given the risk exposure of the Group. These global insurance covers are considered sufficient to address the primary insurable risks of the Group. Each policy has an appropriate deductible retention level to induce good risk management at the operational level and to control the level of premiums.

As in previous years key operational activities were surveyed by both the insurers and insurance advisers. Nine data centres were inspected by property loss surveyors, who provided recommendations for loss prevention and control. No survey resulted in a material adverse report indicating that the level of risk management at the key sites is good.

On a regional and country basis insurance policies are bought in accordance with local regulations or custom and practice. These include employers' liability insurance in the United Kingdom, workers compensation in the USA and employee travel and auto policies in many countries.

During 2006 certain contract specific policies were procured at customer request. These policies were for specific activities within the UK Medical Services division and the policies were mandated by the relevant UK government contracting authority. Whilst this extra insurance has an additional cost it has the advantage of keeping these new exposures out of the existing global insurance programmes.

Atos Origin's wholly-owned insurance company provides insurance for the first layer of the property and professional indemnity lines. It retains the first EUR 0.5 million of each property claim, subject to a EUR 2 million annual limit. It retains the first EUR 10 million of claims on the professional indemnity policy. These limits of insurance are not considered material at Group level. Large international insurance companies provide cover for exposures that could have an impact at Group level.

The advice of an international broker is retained to help benchmark the risk financing strategy of the group and to provide assistance in obtaining top quality insurance policy terms and conditions. It is an objective to improve the quality of insurance terms year on year, especially where market conditions enable this at cost efficient rates.

4.4. CLAIMS AND LITIGATION

Having regard to the size and turnover of the Group there remains a low level of litigation and claims and in some countries, such as the USA and the Asia Pacific countries, there is no litigation at all. This low level has been achieved partly by self-insurance incentives, but also by the vigorous promotion of service quality and the creation of a fully dedicated Risk Management department in charge of monitoring contract bids and delivery, and providing early warning of potential issues and claims. All claim and potential claims are carefully monitored and managed at every stage. In the last year several of the more significant litigation and claim cases in the Group have been successfully resolved in Atos Origin's favour.

One material dispute was notified in late 2004 in the United Kingdom for alleged non-delivery of a systems integration service. As a consequence, the particular contract was terminated by the client. This matter has been taken to court by Atos Origin and Management has reliable opinions from external lawyers that there is a good defence to the counterclaim and that the termination by the client was wrongful.

The Group encountered in 2006 in the UK important requests for claim, which have been resolved on the basis of a reasonable compromise, taking into accounts the interests of the Group. Negotiations are still in progress for two requests for which the Group has good reasons to believe that its arguments will prevail. Adequate provisions have been booked for such remaining claims.

All litigations inherited from Sema Group have been successfully resolved, except a minor one.

Some claims were made in 2006 for services alledgedly supplied to the Group in the past. After thorough investigation, it appeared that the corresponding alledged contracts had not been properly authorised and that claims may not be legitimate. Claims were accordingly denied, no payment have been made and the Group intends to dispute any subsequent proceeding that may follow.

A number of other claims and litigation have been identified and reviewed and are being carefully managed. Management considers that it has made adequate provision against all these cases.

At 31 December 2006, provisions recorded by the Group to cover identified litigation and claims amounted to EUR 110 million. To the knowledge of the Company there are no other current or threatened claims, governmental procedures, arbitration or litigation procedures that have had, or are likely to have, a material impact on the profitability or financial status of the Company or the Group.

4.5. COUNTRY

Atos Origin operates in approximately 40 countries. Some countries are more exposed than others to political or economic risks that may affect the Group's business and profitability. A substantial proportion of Atos Origin's business is in Western Europe, which is comparatively stable, and the geographic diversity of the Group's operations limits the risks relating to any one country.

4.6. MATERIAL CONTRACTS

There is no material contract, other than contracts entered into in the ordinary course of business, to which the issuer or any member of the Group is a party, or entered into by any member of the Group which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of the registration document.



5. CORPORATE GOVERNANCE

5.1. REPORT BY THE CHAIRMAN OF THE SUPERVISORY BOARD

Ladies and Gentlemen,

2006 has been a very active year for the Supervisory Board and its committees in view of recent performance and strategic transformation plan.

Pursuant to the last paragraph of article L. 225-68 of the Commercial Code, please find hereafter our report, based on the information available which has been reported to us, on the conditions of preparation and organisation of the work of the Supervisory Board, including internal control procedures implemented by the Company.

5.1.1. Conditions of preparation and organisation of the work of the Supervisory Board

Atos Origin has a two-tier Supervisory and Management Board structure, which provides the necessary checks and balances to ensure that shareholders' interests are properly protected. Prior approval of the Supervisory Board is required for certain decisions as defined in articles 19.3 and 19.4 of the by-laws.

5.1.2. The Management Board

The Management Board is currently composed of the Chief Executive Officer and four other executives. Their biographies can be found below. The composition of the Management Board reflects a balanced range of business, financial, human resources, marketing and international experience which Atos Origin believes is essential for the continued success of a global IT services business. The Management Board is responsible for the general management of the Company's business and meets formally at least once a month, in addition to weekly follow-up conference calls and regular, close working relationships between its members on a day-to-day basis. In 2006, the Management Board met twenty-four times. It reports to the Supervisory Board on a quarterly basis and on a case-by-case basis, according to the needs of the operations and meets with the Supervisory Board once a year for a full-day meeting dedicated to strategy, budget and business plans.

The Management Board has broad powers to represent the Company in its dealings with third parties. Although each of the members of the Management Board has specific executive responsibilities, all of its members are collectively empowered to manage the Company's business. In the case of split decisions, the Chairman of the Management Board has the casting vote.

5.1.3. The Supervisory Board

The Supervisory Board is currently composed of seven members from various backgrounds, including both commercial and manufacturing operations, and financial institutions. Philippe Germond resigned from the Supervisory Board with effect on 1 November 2006, prior to his appointment to the Management Board.

The Supervisory Board has written internal rules and responsibilities ("règlement intérieur") that define the rules and responsibilities of the Supervisory Board and of its committees, which are described in more detail in this section. The Supervisory Board adheres to a Charter that is described in more detail later in this section. It delegates certain powers to the Management Board to ensure effective control of the Company. Its members are:

Name	Function	Age	Date of appointment	Committee member	Term of offices [3]	Number of shares held [4]
Didier Cherpitel [1]	Chairman	62	2004	(a),(b),(c),(d)	2009	1,000
Dominique Bazy [1]	Member	55	1997	(a)	2009	20
Diethart Breipohl [1] [2]	Member	67	2005	(c),(d)	2009	10
Philippe Germond [1] [5]	Member	49	2003	(b),(c) (5)	2009	50
Jan P. Oosterveld [2]	Member	62	2004	(b),(c),(d)	2007	10
Vernon Sankey [1] [2]	Member	57	2005	(b)	2007	500
Michel Soublin [1]	Member	61	2004	(a)	2007	500
Jean-François Theodore	Member	60	2000	(b),(d)	2009	10

(1) Independent director
(2) Foreign (non-French) national
(3) Annual General Meeting to approve the fiscal year financial statements to be held on the following year
(4) Each member of the Supervisory Board must hold at least ten shares
(5) until 1 November 2006

(a) Audit Committee
(b) Investment Committee
(c) Remuneration Committee
(d) Nomination Committee

Members of the Supervisory Board

Didier CHERPITEL was elected Chairman of the Supervisory Board in 2004. He is also Chairman of the Remuneration committee and a member of the Board's Audit, Investment and Nomination Committees. Didier Cherpitel is a director of INSEAD, Médecins Sans Frontières Foundation, Wendel Investissements and François Xavier Bagnoud Society.

Dominique BAZY joined the Supervisory Board of Atos in 1997 and is Chairman of the Audit Committee. He is currently Vice-Chairman Europe of the Board of UBS Investment Bank (UK) and a director of Vinci.

Diethart BREIPOHL was elected Vice Chairman of the Supervisory Board in 2005 and Chairman of the Nomination Committee and member of the Remuneration Committee. He is Chairman of the Supervisory Board of KM Europa Metal AG in Germany, a member of the Supervisory Boards of Continental AG and KarstadtQuelle AG in Germany, AGF, Credit Lyonnais and Euler & Hermes in France.

Jan OOSTERVELD was elected as a member of the Supervisory Board in 2004. He is Chairman of the Investment Committee and a member of the Remuneration and Nomination committees. He is Chairman of the Supervisory Board of Crucell NV, a member of the Board of Directors of Barco NV and Cookson Ltd and a member of the Supervisory Board of Continental AG.

Vernon SANKEY was elected as a member of the Supervisory Board in December 2005. He is a member of the Investment Committee. He is a Director of Zurich Financial Services AG, Taylor Woodrow plc, Cofra AG, Firmenich SA, Vividas Group plc and Chairman of the Board of Directors of Photo-me International plc. He is also an advisory board member of GLP Llp, MCC Inc, a member of Pi Capital and active in private equity.

Michel SOUBLIN was elected as a member of the Supervisory Board in 2004 and is a member of the Audit Committee. He is Financial Advisor of Schlumberger Ltd and a Director of Gemalto NV.

Jean-Francois THEODORE was elected as a member of the Supervisory Board in 2000 and is a member of its Investment and Nomination Committees. He is currently Chairman of the Management Board and Chief Executive Officer of Euronext, and chairman of the Supervisory Board of AtosEuronext Market Solutions Holding SAS.

The members of the Supervisory Board have a wide range of experience in terms of industrial, financial and general management, as a result of their background, education and executive positions held.

5.1.4. Independence of members of the Supervisory Board

The AFEP/MEDEF Bouton report of October 2003 defines a director as independent "when he/she has no relationship of any kind whatsoever with the corporation, its group or the management of either, that might colour his or her judgment". The Bouton report also defines the various criteria that determine whether a director may be deemed to be independent as follows:

- The director is not an employee or corporate officer (mandataire social) of the company, nor an employee or director of its parent or of one of its consolidated subsidiaries, and has not been one during the previous five years.
- The director is not a corporate officer of a company in which the company holds, either directly or indirectly, a directorship, or in which a directorship is held by an employee of the company designated as

such or by a current or former (going back five years) corporate officer of the company.

- The director is none of the following (whether directly or indirectly) a customer, supplier, investment banker or commercial banker – in each case:
  - which is material for the company or its group, or
  - for which the company or its group represents a material proportion of the entity's activity.
- The director does not have any close family ties with a corporate officer of the company.
- The director has not been an auditor of the company over the past five years (article L. 822-12 of the French Commercial Code – formerly article L. 225-225).
- The director has not been a director of the company for more than 12 years.

The above criteria have been reviewed by the Supervisory Board. On the above basis, six out of eight members of the Supervisory Board are deemed to be independent, namely Messrs Cherpitel, Bazy, Breipohl, Germond (until 1 November 2006), Sankey and Soublin. As from 1 November 2006, five out of seven members of the Supervisory Board are deemed to be independent.

While the two other members do not meet all the independence criteria specified in the Bouton report, the Company believes that they are of sufficient stature and integrity as to ensure that their duties are carried out objectively and in the best interests of the Company and its shareholders.

5.1.5. Meetings

In accordance with the bylaws and internal rules, the Supervisory Board meets as frequently as necessary. A minimum of four meetings is held each year. During 2006, the Board met ten times and received one written communication. The members' rate of attendance was 84.5%. To encourage members to participate at meetings, 50% of the directors' fees paid for participation in the Supervisory Board are based on their attendance at the four principal meetings of the year and, from 2005 onwards, the amount not distributed to non-attending members is shared among the participants of the other Supervisory Board meetings held during the year.

In order to carry out its functions effectively, the Supervisory Board receives regular and comprehensive information from the Management Board, in writing, on all significant matters relating to the operations of the Company. According to the importance of the topics, the Management Board communicates in writing and in a regular and timely manner, all such information that it believes should be brought to the attention of the Supervisory Board. This information may also be communicated, where appropriate, during conference calls with Supervisory Board members interested in a particular area.

During 2006 the Supervisory Board meetings dealt, inter alia, with the following subjects:

- A review and approval of the 2006 budget.
- Reviews of the quarterly trading results, forecasts and commercial prospects. Review of financial press releases.
- A quarterly review of off-balance-sheet commitments and risks.
- A review of the 2005 and half-year 2006 accounts.
- Acquisition proposals.
- Divestments carried out during the year.
- Major outsourcing deals concluded during the year.
- Change in the composition of the Management Board.
- Remuneration and retention schemes for Management Board and key personnel.

The Supervisory Board holds a one-day meeting each year dedicated to reviewing the strategy of the Group. This meeting is attended by Management Board members and discussions focus on the major IT business trends within each region and service line, and Group business plans. In 2006, this meeting focused specifically on the objectives of each region and service line and their related budgets. This full day session will be repeated each year, as it already has been for the 2007 budget and transformation plan and strategy review on 2 February 2007.

The Supervisory Board has established the following four committees:

- The Audit Committee
- The Investment Committee
- The Remuneration Committee
- The Nomination Committee

Members of these committees are appointed by the Supervisory Board from among its members. The committees' terms of reference are specified in the Supervisory Board's internal rules and the committees act in a consultative capacity, reporting to the Supervisory Board. Their recommendations are discussed at length during the sessions, together with related documentation.

5.1.6. The Audit Committee

The Audit Committee is currently composed of Messrs Bazy (Chairman), Cherpitel and Soublin. The Committee meets at least four times a year, including two times in the presence of the independent auditors. The Committee met eight times in 2006 and the attendance rate of its members was 79%.

The Committee is responsible for ensuring that the accounting policies used to prepare the Parent Company and Group consolidated financial statements are appropriate and consistently applied, and for monitoring the proper implementation of internal controls. It also monitors the quality of information issued to shareholders and is kept informed of key risks, including major litigations and financial commitments. The Committee holds meetings with the Group Chief Financial Officer, the head of Global Finance, the Group General Counsel, the head of Internal Audit and the statutory auditors. Following the decision taken to improve its supervision and review processes in 2006, the Committee held exchanges with the statutory auditors without the presence of the management of the Company.

The Audit Committee reviews the quarterly Group financial reporting package addressed to the Supervisory Board. It is regularly informed of the Group's financial strategy and its implementation. It is informed on the terms and conditions of significant contracts (including the risk management aspect of such contracts). It also regularly reviews the status of the major existing contracts delivered under the risk management programmes. The Committee examines the accounting and financial documents to be submitted to the Supervisory Board. It also meets with the statutory auditors to discuss the conclusions of their work. A specific session is held each year in addition to ordinary meetings, in order to review specific contracts engagements, major contracts risks and losses declared. Topics reviewed by the Audit Committee during the year included:

- Recurring matters:
  - The statutory auditors' global audit plan
  - The external audit fee budget
  - Internal control audit plans and recommendations
  - Provisions (including pension provisions), risks and undertakings
  - Material claims and litigation (including tax audits)
  - Risk management reports for existing and new contracts
  - Implementation and updating of the delegation of authority and code of ethics
- Specific matters:
  - The delivery progress of major contracts
  - Financial reporting processes and organisation
  - Pensions
  - Information to the market
  - Professional fees

5.1.7. The Investment Committee

Since 18 December 2006, the Investment Committee is composed of Messrs Oosterveld (Chairman), Cherpitel, Sankey and Theodore. Mr Germond participated until 1 November 2006. The Committee met twice during 2006 and a third meeting was held during a full Supervisory Board session. The attendance rate of its members was 71%.

The Committee is responsible for reviewing all proposed acquisitions, divestments and strategic developments that are likely to have a material impact on the Company's development and external growth. The Committee reviewed all divestment projects as well as the main contracts concluded during the year.

5.1.8. The Remuneration Committee

Since 18 December 2006, the Remuneration Committee is composed of Messrs Cherpitel (Chairman) Breipohl and Oosterveld. Mr Germond participated until 1 November 2006. It meets at least once a year. During 2006, the Committee met five times and the attendance rate of its members was 100%. In 2006, the Remuneration Committee focused mainly on increasing motivation and achieving a better alignment of the remuneration of employees, management and members of the Management Board with the interests of shareholders.

The Committee is responsible for:

- Making recommendations to the Supervisory Board concerning the fixed and variable remuneration, pension benefits, benefits in kind and stock subscription or purchase options awarded to the Chairman of the Supervisory Board and members of the Management Board. These recommendations are made regularly at the end of each financial year, on the basis of the Group's financial statements.
- Determining the principal objectives to be included in the bonus scorecards of the Management Board for the coming financial year.
- Making recommendations to the Supervisory Board for employee share ownership plans and management incentive schemes.
- Making recommendations to the Supervisory Board for the amount of stock subscription or purchase options to be issued to Company employees.

Based on recommendations made in 2004 by the Remuneration Committee, it was decided that for 2004 and beyond, the following principles would be applied in determining the remuneration of the members of the Management Board:

- The remuneration package will be a combination of salary and stock options.
- Total salary includes:
  - 40% fixed salary,
  - 40% variable annual bonus of which:
    - 80% is based equally on two financial criteria (i.e. net income Group share and reduction in net debt).
    - 20% is based on individual objectives.
      - The financial and individual objectives are approved each year by the Supervisory Board.
      - Bonus may exceed 100% (on target), with a maximum cap of 150%.
  - 20% long-term incentive based on achieving a rolling two-year target linked to cash flow. Long-term incentive is triggered only if the two-year target is achieved at 100% minimum. Such incentive can exceed 100%, with a maximum of 300%. Long-term incentive granted in free shares that are locked up for two years after target achievement.
- The number of stock options granted to the Management Board cannot exceed 20% of the total number of stock options granted in an annual grant.

In 2006, the Remuneration Committee recommended an annual stock option grant amounting to 1,180,000 options (of which 1,167,140 were actually granted), including 230,000 options to the members of the Management Board. This recommendation was as per the rules implemented by the Supervisory Board of an annual grant of 1.75% of outstanding share capital, in which 20% are allocated to the Management Board under a specific decision of the Supervisory Board and 80% are allocated to managers or employees under a specific decision of the Management Board and according to the following criteria: high performing senior management, high potential individuals and individuals with critical skills and special achievements in the year. Moreover, a welcome grant of 50,000 options was granted to Mr Germond on 1 December 2006, as recommended by the Remuneration Committee.

In 2005, a full review of the remuneration package of Management Board members was made and a comprehensive package (including fixed and variable remuneration and long-term incentives as explained before, benefits and termination engagements) was approved, in order to harmonise diverse contractual situations among members of the Management Board that existed prior to the acquisitions of both Origin and Sema. Some elements of the package have been reported at the Annual General Meeting of 23 May 2006 as "regulated agreements" in accordance with the terms of article L. 225-90-1 of the French Commercial Code as revised by the law 2005-842 of 26 July 2005. Such elements include a 24-month termination payment (based on the last annual reference salary, the annual bonus target for the year in which termination occurs and the long-term incentive for the same year), due in case of termination without cause of a Management Board member's mandate, simultaneously with the termination of any existing paid mandate, employment contract or services contract which may exist with any Atos Origin subsidiaries.

Such terms also include the principle of providing a pension at retirement up to 60% of final fixed salary or its equivalent at the date of retirement.

In 2006, the Remuneration Committee worked on the detailed conditions of implementation and a scheme was presented to the Supervisory Board with the following characteristics:

- a contribution effort designed to target a pension equivalent up to 60% of the last fixed salary as of date of retirement, after deduction of mandatory or other contractual pension benefits,
- catch-up based on a fifteen year contribution from start of service,
- technical parameters being frozen and contribution effort never being revised, except by a Supervisory Board decision.

Final terms and conditions of the scheme will be approved by the Remuneration Committee and by the Supervisory Board.

For the long-term incentive element of remuneration of the Management Board, it was decided in 2005 that, pending a decision by shareholders to implement a share scheme (such as a free share scheme), the long-term incentive for 2004/2005 will be paid in cash and 50% of the resulting gross pay will be required to be reinvested in Atos Origin shares with a lock-up period of two years. Corresponding shares were acquired by Management Board members in May 2006 as reported in the Legal information section of this document (see section "Resolutions").
For the long-term incentive 2006, the rolling two-year target was achieved at less than 100% and accordingly no long-term incentive 2006 will be paid in 2007.

Arrangements for the implementation of an employee share purchase plan, a management share purchase plan including incentives based on shareholder value criteria, and a management incentive plan, were approved by the Supervisory Board and by the shareholders at the Annual General Meeting of 23 May 2006. On 20 December 2006, 1,230,757 shares were issued under the Sprint employee share purchase plan, as presented in the Human Resources review section of this document.

5.1.9. The Nomination Committee

Since 18 December 2006, the Nomination Committee is composed of Messrs. Breipohl (Chairman), Cherpitel, Oosterveld and Theodore. The Committee is responsible for recommending suitable candidates for appointment to the Supervisory Board should any vacancy arise. The Committee did not meet in 2006.

5.1.10. Self assessment of the Supervisory Board

In 2006, follow-up interviews and discussions were held with the assistance of the same outside consultant as used in 2005.

The improvements defined during the self-assessment session of 2005, covering both the process and format of the meetings and the contents of decisions, as reported in last year's annual report, were implemented in 2006.The new composition of the Supervisory Board in 2006, with new members from Germany and the United Kingdom, has enriched discussions and provided better geographic coverage.

For 2007, the general direction reflected in recommendations for improvement defined in 2005 remains valid, especially for timely information of Board members and for improved business information tools.

Moreover, Supervisory Board members indicated their priority will be to continue focusing on reviews of people and talents in order to encourage succession options and the emergence of talented managers within the Group.

5.2. INTERNAL CONTROL

5.2.1. Internal control procedures

Introduction: Internal control objectives

Internal control procedures include rules, procedures and processes implemented throughout the Group. They form part of a broader framework constituting the internal control system. Within Atos Origin, internal control procedures are intended to ensure:

- The effective management and monitoring of operations.
- The preparation of reliable financial information.
- The compliance with applicable laws and regulations.

One of the objectives of internal control procedures is to prevent and control risks of error and fraud, in particular in the accounting and financial areas. As for any internal control system, this mechanism can only provide reasonable assurance and in no event gives an absolute guarantee against these risks.

Organisation of internal control

Over recent years, the Group has grown through mergers and acquisitions (Origin, KPMG Consulting, Sema Group) or as a result of clients outsourcing to Atos Origin the management of their computing operations (Euronext, KPN, KarstadtQuelle etc.). During the last five years, the Group's revenues have increased from just over EUR 1 billion to more than EUR 5 billion. The number of employees has increased from 10,000 to almost 50,000.

Corporate management issues Group internal control procedures and policies to establish the rules applicable to the Group as a whole as well as limitations of powers. These instructions are communicated within the subsidiaries incorporating more detailed local procedures. In order to ensure consistency in the local implementation of Group policies, managers in charge of support functions (Finance, Human Resources, Legal, IT) perform regular reviews of procedures through their functional reporting line.

The main bodies involved in the implementation of internal control procedures at Atos Origin are as follows:

Supervisory Board and Audit Committee

As defined in the previous section, the Supervisory Board has prepared corporate governance rules detailing the Board's role and the responsibility of its four committees. Those committees play a key role in the internal control system through their review and monitoring duties in a number of areas. The Audit Committee, in particular, monitors the content and the implementation of internal control procedures used to ensure the reliability and accuracy of financial information.

Management Board

As defined in the previous section, the Management Board is responsible for the general management of the Company's business and, as part of its role, defines in detail and implements the system of internal control. Management at different levels is responsible for monitoring the process within their respective areas of responsibility.

Global functions

Global Finance receives financial information prepared by the subsidiaries, conducts regular checks and is responsible for the production of the Group's consolidated financial information. Global Finance responsibility includes consolidation and financial reporting, internal IT, purchasing, treasury, tax, business process design and financial expertise (Pensions, Accounting standards and policies).

Global Human Resources manages people-related information and ensures the relevant level of skills and experience for each management position. Global HR responsibility includes among others: bonus score-card management, appraisals, HR reviews, training.

Global Legal participates in the Group internal control by ensuring the design and the proper implementation of corporate and legal business governance and Group insurance, among others: delegation of authorities, control of Group guarantees and Code of Ethics.

Each global function is responsible for the preparation and issue of the Group internal control policies and procedures related to their respective areas of responsibility. Local Management is responsible for the implementation of these policies and procedures.

Global service lines

Global Managed Operations and Global Consulting and Systems Integration are the two service lines in charge of developing, supporting and controlling the business in their respective areas. Internal control consists mainly in supporting large or cross-border deals and monitoring significant projects. These internal controls are embedded in two functions: global risk manager and global controller.

Internal Audit

Internal Audit carries out reviews to ensure that the internal control procedures are properly applied and supports the development of internal control procedures. The Internal Audit Department also defines, in partnership with operational management, action plans for continuously improving internal control processes.

Internal Audit operating principles are defined in the Group Internal Audit Charter, which has been validated by the Audit Committee. The Audit Committee also receives regular reports on the Internal Audit work plan, objectives and findings. The internal audit department liaises with the statutory auditors to ensure an appropriate co-ordination between internal and external control.

Presentation of the main internal control procedures

- *Main internal control procedures designed to ensure an effective management and monitoring of operations*

Financial monitoring procedure

The Group has set up an operational monitoring procedure based on the monthly financial reporting and placed under the authority of the Finance Division. Based on the reported data, operational review meetings are held each month at all levels of the Company. These regular meetings are based on the monitoring of key performance indicators in order to make the Group as responsive as possible to market changes.


5

Bid procedure

To manage its commercial processes, the Company has a set of procedures and tools called Atos Rainbow. Rainbow provides a formal and standard approach to bid management, balancing sales opportunities and risk management for all types of opportunities, as well as continuous guidance and control for the decision-making process. Rainbow is the means by which Atos Origin's management is involved in controlling and guiding the acquisition of the Company's contracts. Above specific thresholds Rainbow reviews are performed at Management Board level.

Coordination and implementation of the Rainbow process throughout the Group is ensured by Global Finance. The Rainbow process is facilitated through a governance model and defines Rainbow rules at Management Board, Global Service Lines, Global Functions and country levels. Global Service Lines and Global Functions are closely involved in this process and review all commercial bids that exceed certain thresholds. Rainbow process is supported by a formal change management process: in 2006, Rainbow has been updated in order to take into account the evolution of the Group's business environment, and in particular the increasing size and complexity of commercial opportunities.

For 2007 our key HR priority areas will be to further strengthen our talent management policies, to improve our Global recruitment practices and to optimise our employee services processes such as the effective deployment of the payroll processes and controls for which an internal audit review will be conducted.

Contract and project monitoring

In 2007, contract monitoring will be further reinforced. The already established global risk management processes for monitoring (monthly report of risky contracts) and reviewing (monthly global risk management committee) risky contracts will be further driven down into the organisation in all countries. A particular support process will be implemented for contracts in crisis, by giving the risk management function stronger empowerment. Also, new processes will be introduced focusing on prevention of contract losses and reduction of cost of non-quality.

Internal Audit

The Internal Audit Department will pursue the internal review programme initiated in 2006. In line with the planned development of the internal control system of the Group, Internal Audit plans to *pursue its focus on* HR processes and on control of projects and contracts at risk. In parallel with the continuation of the self-assessment process on financial internal controls, the Internal Audit team will continue to reinforce control and verification of financial information: in 2007, the Group plans to roll out the process developed in 2006, train and inform to the financial community. In addition, Internal Audit Department will carry out a systematic verification of the self-assessment (list of key *internal controls*) through the internal audit plan.

Enterprise Risk Management

A risk mapping exercise has been carried out in 2005 with the objective of identifying key enterprise risks. Based on this initial work, the newly created Enterprise Risk Management function will collaborate with global service lines and other global functions to improve internal control procedures and mitigate key risks identified in the risk mapping.

Conclusion

Based on the above, we have no other observation with regard to internal control and procedures implemented by the Company.

Didier CHERPITEL

Chairman of the Supervisory Board

5.3. AUDITORS' REPORT PREPARED IN ACCORDANCE WITH THE LAST PARAGRAPH OF ARTICLE L. 225-235 OF THE FRENCH COMMERCIAL CODE ON THE REPORT PREPARED BY THE CHAIRMAN OF THE SUPERVISORY BOARD OF ATOS ORIGIN WITH RESPECT TO THE INTERNAL CONTROL PROCEDURES FOR THE PREPARATION AND TREATMENT OF FINANCIAL AND ACCOUNTING INFORMATION

Year ended 31 December 2006

Dear Shareholders,

As statutory auditors of Atos Origin and in accordance with the provisions of Article L. 225-235 of the French Code of Commerce, we hereby report to you on the report prepared by the Chairman of your Company, in accordance with Article L. 225-68 of the French Code of Commerce for the year ended 31 December 2006.

The Chairman is required to report to you in particular on the conditions under which the work of the Supervisory Board is prepared and organised, and on internal control procedures implemented within the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and treatment of the accounting and financial information.

We conducted our review in accordance with professional standards applicable in France. Those standards require us to plan and perform our procedures to assess the fairness of the information set forth in the Chairman's report on the internal control procedures relating to the preparation and treatment of accounting and financial information. These procedures mainly consisted in:

- obtaining an understanding of the objectives and general organisation of internal control, as well as the internal control procedures relating to the preparation and treatment of accounting and financial information, as set out in the Chairman's report;
- familiarising ourselves with the procedures carried out underlying the information provided in the report.

On the basis of our work, we have no comment to make on the description of the Company's internal control procedures relating to the preparation and treatment of accounting and financial information, set forth in the report of the Chairman of the Supervisory Board, prepared in accordance with the provisions of Article L. 225-68 of the French Code of Commerce.

This is a free translation of the original French text for information purposes only.

Paris and Neuilly-sur-Seine, 6 April 2007

The auditors

Deloitte & Associés
Jean-Paul Picard
Jean-Marc Lumet

Grant Thornton French member of Grant Thornton International
Daniel Kurkdjian
Vincent Papazian

5

5.4. CODES AND CHARTS

5.4.1. Code of Ethics

Atos Origin is committed to conducting its business in an ethical manner. Accordingly, it has issued a Code of Ethics to all employees, requiring them to act honestly, fairly and with integrity in their day-to-day work and in accordance with the legal framework in force in each country where Atos Origin is conducting business.

All members of the Management Board, senior managers and key employees (approximately 1,200 staff in total) are required to disclose in writing to the Company any shareholding or financial interest in the affairs of its suppliers, associates or competitors. The aim of this policy is to avoid conflicts of interest and to protect the Group and its management. All management and key personnel are required to accept the Code of Ethics in writing. Reports were given to the Supervisory Board in 2006 on this subject.

Conflicts of interest

The Code of Ethics is designed to prevent employees (or members of their family) from benefiting indirectly from transactions or associations with third parties.

Bribery and corruption

Atos Origin will not tolerate any form of bribery or corruption. Bribery is defined as the giving of money or some other form of benefit in order to obtain a commercial advantage. Corruption occurs where a dishonest or illegal practice undermines Atos Origin's business integrity or its assets.

General business integrity

The basic principles of Atos Origin's ethical business policy are that:

- All Atos Origin employees should be treated equally on the basis of their merits and qualifications, regardless of race, nationality, sex, age, handicap or any other distinctive trait.
- All Atos Origin employees should abide by the laws and regulations of the countries in which the Group operates.
- No employee should improperly influence a political candidate, elected official or government official in the exercise of his/her functions.
- No employee should take part in an agreement that could contravene the applicable laws and regulations concerning anti-competitive practices.

5.4.2. Insider trading code

The unauthorised use or publication of inside or confidential information can distort the market for Atos Origin securities. Accordingly, in order to ensure that there is a fair and open market in Atos Origin securities, the Company's policy is to publish material information to investors and shareholders regarding its activities immediately it becomes known and under conditions that are equal for all. The Company requires all senior managers, or employees having access to critical information ("relevant employees") to follow insider trading rules and regulations.

Inside information

Inside information is classified as information having an impact on a decision of whether to buy, sell or retain any Atos Origin securities, therefore distorting the market. The unauthorised use or communication of inside information is strictly prohibited and constitutes a legal offence. Such offences are liable to criminal, regulatory (Autorité des Marchés Financiers, French Exchange Commission) and civil sanctions. Accordingly, no employee may discuss or divulge any inside information to third parties or deal in Atos Origin securities when he/she is in possession of any inside information.

Dealings during closed periods

"Relevant employees" may not deal in Atos Origin securities, whether directly or indirectly, during any "closed period", which is defined as six weeks prior to the publication of Atos Origin's annual and half-year financial statements and four weeks prior to publication of Atos Origin's first and third quarter revenues.

"Relevant employees" include (i) all directors and/or officers and/or managers of companies within the Atos Origin Group and their direct subordinates and assistants who have access to inside information; (ii) any key employee specifically designated as such by the Management Board to sign the Code of Ethics; and (iii) any employee who is likely to be in possession of unpublished price-sensitive information concerning Atos Origin SA and its subsidiaries. The above limitation on dealing in Atos Origin securities does not apply to the exercise by employees of stock options granted by Atos Origin in the course of their employment. The limitation does apply however to the sale of resulting shares.

Dealings in Atos Origin options

Employees are forbidden to negotiate any protection against fluctuations in the potential capital gain to be obtained from Atos Origin stock options granted by Atos Origin to an individual in the course of their employment (whether through a call, a put or otherwise).

Clearance to deal

Even outside closed periods, relevant employees may not deal in Atos Origin securities, whether directly or indirectly, without obtaining the prior approval of the Chairman of the Management Board. This does not apply to the exercise by employees of stock options granted by Atos Origin in the course of their employment.

5.4.3. Charter of Supervisory Board members

The Supervisory Board has approved the text of a Charter which summarises the mission and obligations of each Supervisory Board member, covering in particular the following points: Company interests, attendance, diligence, fairness, independence, confidentiality, trading in the Company's shares, conflicts of interest, information of members.

Election to office

Before accepting their mandate, each Board member must declare that they have understood the requirements of their position, the applicable laws and regulations, the by-laws of the Company, the internal regulations of the Board and this charter. Each Board member must own in their own name at least ten nominee shares and, if they do not own such shares at appointment, they must acquire them within three months of their date of appointment.

Defending the interests of the Company

Each Board member must act at all times in the interest of the shareholders and of the Company.

Conflicts of interest

The Atos Origin "Code of Ethics" prohibits any Board or staff member from having a conflict of interest between their personal and corporate responsibilities. Board members must inform the Board and the Company immediately they become aware of any actual or potential conflict of interest. The Board member must then participate in a review of that conflict by the Board as a whole, but must abstain from taking part in any vote taken on the subject.

Attendance - Diligence

By accepting their mandate, each Board member agrees to spend the necessary amount of time and care in performing their duties and must comply with legal regulations applying to the number of director mandates. Except in unavoidable circumstances, each Board member must attend all Board meetings and the meetings of all Board committees to which they belong. Each Board member agrees to resign upon the request of the Board if the Board considers that they are no longer in a position to comply with their duties.

Fairness

Each Board member must behave fairly towards the Company. They must not in any way cause damage to the Company or to any other entity within the Atos Origin Group. They must also inform the Board of any third party action or involvement of which they are aware, which may cause damage to the Company.

No Board member may take a position or financial interest in an entity or business which is in competition with the Company without informing the Board prior to accepting such position or interest and explaining to the Board how such position or interest would be compatible with the Company's interests. In the event that the Board concludes such position or financial interest is incompatible with the Board member's role in Atos Origin, they must agree to relinquish that role or divest their financial interest immediately.

Independence

Each Board member agrees in all circumstances to represent the interests of the shareholders of Atos Origin by applying independent judgment in their decision-making and rejecting partisan pressure of any kind, whatever its source. Each Board member agrees not to seek or accept from the Company or from any of its affiliates, whether directly or indirectly, any personal advantage that may hinder their independence of judgement.

Confidentiality

Each Board member must keep strictly confidential any information that has not been publicly disclosed of which they have been informed or become aware during their mandate, as well as the contents of discussions and votes of the Board and of its committees.

No Board member may comment on or disclose Company information to a third party, especially to newspapers and news agencies, without the prior agreement of the Chairman of the Board.

Inside information and trading in the Company's shares

Board members may not trade in the Company's shares other than within the limits of the "insider trading and confidential information" rules established by the Company. The Company prohibits trading in its shares especially during closed periods prior to the announcement of its annual and half-year results and quarterly revenue performance. Board members must inform the Company of any dealings in the shares of the Company within five days of executing the transactions, in order that the Company may comply with its relevant filing requirements, notably to the French stock exchange regulatory authority - the Autorité des Marchés Financiers.

Information of Board members

The internal regulations of the Board define the timing and manner by which Board members will be provided with information prior to a meeting. Unless exceptional circumstances or confidentiality requirements prevent such distribution, the members of the Supervisory Board will be provided with sufficient documentation and analysis of all projects and other agenda items that are scheduled to be discussed adequately in advance of its meetings. Each Board member must carefully review the information sent to them in o rder to be able to intervene as appropriate when such information is considered by the Board.

If a Board member considers that he or she has not received full and adequate information on a subject before being given the opportunity to vote, they must immediately inform the Board and request the information or documents necessary.

5.5. DIRECTORS' REMUNERATION AND INTERESTS

5.5.1. Directors' remuneration

Total remuneration of the members of the Atos Origin Management Board and Supervisory Board in 2006 was EUR 4.8 million, including EUR 0.3 million in directors' fees.

The summary below presents information on total gross remuneration before taxes of the members of the Management Board relating to 2006 (basic salaries, bonuses on a provisional basis, long-term incentives on a provisional basis, fringe benefits and director's fees).

(In EUR) Management Board	2006 Total	2006 Salary	2006 Bonus [a]	2006 Long-term incentive [b]	2006 Fringe benefits [c]	2006 Directors fees	2005 Total	2006 Cash payment [d]	2005 Cash payment [d]
B. Bourigeaud	1,154,591	850,000	-	-	304,591	-	2,881,576	3,106,591	2,008,936
P. Germond [f]	56,250	56,250	-	-	-	-	-	56,250	-
E. Guilhou	581,386	500,004	75,000	-	6,382	-	1,586,630	1,595,986	1,025,443
D. Illien	509,236	500,004	-	-	9,232	-	1,638,359	1,668,236	1,120,237
W. Kieboom	887,461	500,000	75,000	-	312,461	-	1,814,278	1,971,461	1,296,148
Previous members									
X. Flinois [h]	682,258	501,453	-	-	180,805	-	1,733,836	1,835,223	1,215,706
G. Linari [g]	473,964	465,258	-	-	8,706	-	1,466,842	1,311,059	1,003,252
J. Tielman [e]	-	-	-	-	-	-	1,360,625	-	5,709,644

The basis for remunerating members of the Management Board (excluding fringe benefits) is described in the paragraph "The Remuneration Committee" within the Corporate Governance section of this document.

(a) 2006 bonus corresponds to the amount decided by the Supervisory Board on 2 February 2007. Such amount was recorded as an accrual in the 2006 income statement and corresponds to 0% of the nominal on the financial targets (which represent 80% of the bonus) and between 0 to 75% of the individual targets (which represent 20% of the bonus).

(b) Long-term incentive is based on achieving a rolling two-year target based on cash flow. Long-term incentive is triggered only if the two-year target is achieved at 100% minimum. Long-term incentive should be paid in free shares. Due to low cash flow generation, there is no long-term incentive related to 2006.

(c) Atos Origin includes in total remuneration all benefits in kind (including certain insurance policies, pension benefits, expatriate benefits) which are applied for certain members of the Management Board. Such fringe benefits are usually recorded in income statement and paid in the course of each year. Each of the individual remuneration amounts described above has been approved by the Supervisory Board.

(d) The total amount paid in 2006 represents the salary and fringe benefits relating to 2006 and the bonus relating to 2005, recorded as accruals in 2005 and paid in 2006. The total amount paid in 2005 represented the salary and fringe benefits relating to 2005 and the bonus relating to 2004, recorded as accruals in 2004 and paid in 2005.

(e) Jans Tielman was a member of the Management Board until 1 August 2005, on which date he left the Group. He received an indemnity payment of EUR 3.6 million, in application of a Dutch employment contract that existed prior to his appointment as a Management Board member.

(f) Philippe Germond became a member of the Management Board as of 1 December 2006. Director's fees for his participation to the Supervisory Board in 2005 and 2006 are reported in the table below.

(g) Giovanni Linari was a member of the Management Board until 18 January 2007, on which date he left the Group. He received an indemnity payment of EUR 2.6 million, in application of his Italian employment contract. This indemnity includes a specific payment of EUR 0.4 million related to pension as described in the paragraph "Remuneration Committee" of this section.

(h) Xavier Flinois was a member of the Management Board until 25 January 2007, on which date he left the Group. He received an indemnity payment of EUR 3.3 million, in application of his employment contract in the United Kingdom. This indemnity includes a specific payment of EUR 0.7 million related to pension as described in the paragraph "Remuneration Committee" of this section.

The details of the pension scheme of Management Board members are described in the paragraph "Remuneration Committee" of this section.

(In EUR) Supervisory Board	2006 Total	2006 Remuneration	2006 Directors' fees [a]	2005 Total	2006 Cash payment [b]	2005 Cash payment [b]
Didier Cherpitel	204,277	150,000	54,277	205,268	205,268	163,233
Diethart Breipohl	29,277	-	29,277	11,131	11,131	-
Dominique Bazy	49,277	-	49,277	49,390	49,390	17,997
Philippe Germond [c]	35,541	-	35,541	38,512	38,512	12,351
Jan P. Oosterveld	44,277	-	44,277	45,268	45,268	20,820
Vernon Sankey	26,222	-	26,222	-	-	-
Michel Soublin	38,666	-	38,666	39,390	39,390	17,997
JF Theodore	22,458	-	22,458	29,509	29,509	17,997
Previous members						
Alain Le Corvec	-	-	-	13,631	13,631	10,410
Gerard Ruizendaal	-	-	-	17,887	17,887	20,820
Jan Hommen	-	-	-	-	-	10,410
Henri Pascaud	-	-	-	-	-	10,410

(a) Directors' fees relating to 2006 have been recorded as accruals in 2006 and will be paid in 2007.
(b) The total amount paid in 2006 represented the remuneration relating to 2006 and the directors' fees relating to 2005, recorded as accruals in 2005 and paid in 2006. The total amount paid in 2005 represented the remuneration relating to 2005 and the directors' fees relating to 2004, recorded as accruals in 2004 and paid in 2005.
(c) Until 31 October 2006.

There is no termination payment or additional pension package for any member of the Management Board other than those specifically disclosed in the paragraph "The Remuneration committee" of this section which fall under the definition of a regulated agreement according to article L. 225-90-1 of the French Commercial Code as revised in July 2005.

No loans, advance payments or guarantees have been granted to any Supervisory Board or Management Board member.

5.5.2. Directors' interests

The ownership of the Group's shares by members of the Management and Supervisory Boards at 31 December 2006 was as follows:

	Number of shares			Number of shares	
Management Board	**FY06**	**FY05**	**Supervisory Board**	**FY06**	**FY05**
Bernard Bourigeaud	62,396	55,550	Didier Cherpitel	1,000	1,000
Eric Guilhou	17,810	14,002	Dominique Bazy	20	20
Dominique Illien	37,277	33,212	Diethart Breipohl	10	10
Wilbert Kieboom	4,065	-	Jan P. Oosterveld	10	10
Philippe Germond	50	50	Vernon Sankey	500	500
			Michel Soublin	500	500
			Jean-François Theodore	10	10
Previous members					
Xavier Flinois	5,565	1,500			
Giovanni Linari	9,637	6,000			
Jans Tielman		-			
Total	**136,800**	**110,314**	**Total**	**2,050**	**2,050**

The Company is required to report immediately to the *Autorité des Marchés Financiers* (AMF) all transactions in the shares of the Company by members of the Supervisory and Management Boards. The rules on insider trading detailed in the "Code of Ethics" section of this document also apply to such transactions.

5.5.3. Stock subscription options

230,000 options were granted on 29 March 2006 to the members of the Management Board in office at the date of grant, at a share price of EUR 59.99 (the average price for the last 20 days without any discount), in relation to the 8th resolution of the extraordinary shareholders meeting held on 4 June 2004. This represented 20% of the total number of share options issued at that time in line with the policy established by the Supervisory Board. A welcome grant of 50,000 options was granted on 1 December 2006 to Mr Philippe Germond, at a share price of EUR 43.87.

The stock subscription options granted during 2006 to members of the Management Board by the Company or its associates is part of the "Management Board's Report to the Annual General Meeting pursuant to article L. 225-184 of the Commercial Code", as set out in this document.

The ownership of stock subscription options by members of the Management Board and their conditions of exercise at 31 December 2006 were as follows:

	Date of Issue	Number at 31 Dec. 2005	2006 granted	2006 exercised	2006 cancelled	Number at 31 Dec. 2006	Strike price (EUR)	Market price at date of sale	Exercise period start date	Exercise period end date
B. Bourigeaud	10/12/97	20,000				20,000	57.29		10/12/02	10/12/07
	08/12/98	20,000				20,000	94.80		08/12/03	08/12/08
	30/11/99	20,000				20,000	134.55		30/11/04	30/11/09
	18/12/00	60,000				60,000	78.27		18/12/03	18/12/10
	18/12/00	20,000				20,000	78.27		18/12/03	18/12/10
	01/07/02	15,000				15,000	62.32		01/07/05	01/07/12
	27/03/03	20,000				20,000	25.92		01/01/05	27/03/13
	09/02/04	40,000				40,000	54.14		01/01/06	09/02/14
	10/01/05	47,500				47,500	49.75		10/01/08	10/01/15
	29/03/06		55,000			55,000	59.99		29/03/09	29/03/16
P. Germond	01/12/06		50,000			50,000	43.87		01/12/09	01/12/16
E. Guilhou	10/12/97	5,000				5,000	57.29		10/12/02	10/12/07
	08/12/98	6,000				6,000	94.80		08/12/03	08/12/08
	30/11/99	7,500				7,500	134.55		30/11/04	30/11/09
	18/12/00	40,000				40,000	78.27		18/12/04	18/12/10
	18/12/00	10,000				10,000	78.27		18/12/04	18/12/10
	01/07/02	10,000				10,000	62.32		01/07/06	01/07/12
	27/03/03	15,491				15,491	25.92		27/03/07	27/03/13
	09/02/04	30,000				30,000	54.14		09/02/08	09/02/14
	10/01/05	35,000				35,000	49.75		10/01/09	10/01/15
	29/03/06		35,000			35,000	59.99		29/03/10	29/03/16
D. Illien	11/12/96	29,400			29,400	0	40.84		11/12/01	11/12/06
	10/12/97	12,000				12,000	57.29		10/12/02	10/12/07
	08/12/98	10,000				10,000	94.80		08/12/03	08/12/08
	30/11/99	10,000				10,000	134.55		30/11/04	30/11/09
	18/12/00	40,000				40,000	78.27		18/12/04	18/12/10
	18/12/00	10,000				10,000	78.27		18/12/04	18/12/10
	01/07/02	10,000				10,000	62.32		01/07/06	01/07/12
	27/03/03	15,164				15,164	25.92		27/03/07	27/03/13
	09/02/04	30,000				30,000	54.14		09/02/08	09/02/14
	10/01/05	35,000				35,000	49.75		10/01/09	10/01/15
	29/03/06		35,000			35,000	59.99		29/03/10	29/03/16
W. Kieboom	08/11/01	20,000			20,000	0	72.15		29/05/03	30/06/06
	18/12/00	40,000				40,000	78.27		18/12/03	18/12/10
	18/12/00	1,500				1,500	78.27		18/12/03	18/12/10
	01/07/02	10,000				10,000	62.32		01/07/05	01/07/12
	27/03/03						25.92	49.94	01/01/05	27/03/13
	27/03/03						25.92	52.50	01/01/05	27/03/13
	09/02/04	30,000				30,000	54.14		01/01/06	09/02/14
	10/01/05	35,000				35,000	49.75		10/01/08	10/01/15
	29/03/06		35,000			35,000	59.99		29/03/09	29/03/16
Actual members		759,555	210,000		49,400	920,155				
Previous members										
G. Linari	09/02/04	100,000				100,000	54.14		01/01/06	09/02/14
	10/01/05	27,500				27,500	49.75		10/01/08	10/01/15
	29/03/06		35,000			35,000	59.99		29/03/09	29/03/16
X. Flinois	09/02/04	100,000				100,000	54.14		01/01/06	09/02/14
	10/01/05	27,500				27,500	49.75		10/01/08	10/01/15
	29/03/06		35,000			35,000	59.99		29/03/09	29/03/16
Total		**255,000**	**70,000**			**325,000**				

5.5.4. Free share grants

In 2006 no free shares were granted to members of the Management Board by the Company or its associates. A special report is part of the "Management Board's report to the Annual General Meeting pursuant to article L. 225-197 of the Commercial Code", as set out in this document.



6. RESOLUTIONS

6.1. OBSERVATIONS OF THE SUPERVISORY BOARD

In accordance with the law, the Management Board has presented to the Supervisory Board the consolidated financial statements of the Atos Origin Group, Management's Discussion and Analysis of the Group's activities and financial results for the period ended 31 December 2006, and the parent company financial statements for the same period.

The Supervisory Board has reviewed the financial statements, the Management Discussion and Analysis and the text of the resolutions that are to be presented to the Annual General Meeting. The Supervisory Board is satisfied that these statements describe accurately the performance of the Group for the year ended 31 December 2006 and set out the financial position of the Group at that date.

6.2. PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE ANNUAL GENERAL MEETING

Resolutions submitted to the shareholders will be published in the *Bulletin des Annonces Légales Obligatoires* (official legal gazette for listed companies) and will be posted on the Atos Origin website (investors' section), as required by laws and regulations (ie at least 35 days before the shareholders' meeting).

6.3. MANAGEMENT BOARD'S REPORTS TO THE ANNUAL GENERAL MEETING PURSUANT TO ARTICLE L. 225-184 OF THE COMMERCIAL CODE

Dear Shareholders, we hereby inform you that the following stock subscription options were granted during the fiscal year to members of the Management Board by the Company or its associates:

Name	Issue date	Start of the subscription period	End of the subscription period	Number of options	Subscription price (in EUR)
Bernard Bourigeaud	29/03/2006	29/03/2009	29/03/2016	55,000	59.99
Philippe Germond	01/12/2006	1/12/2010	01/12/2016	50,000	43.87
Eric Guilhou	29/03/2006	29/03/2010	29/03/2016	35,000	59.99
Dominique Illien	29/03/2006	29/03/2010	29/03/2016	35,000	59.99
Wilbert Kieboom	29/03/2006	29/03/2009	29/03/2016	35,000	59.99
Previous members					
Xavier Flinois	29/03/2006	29/03/2009	29/03/2016	35,000	59.99
Giovanni Linari	29/03/2006	29/03/2009	29/03/2016	35,000	59.99

No Management Board member subscribed to any shares during the fiscal year following the exercise of one or more subscription options.

The total number and weighted average price of stock subscription options granted during 2006 by the Company to the ten employees of all associated companies and groupings (as defined by Article L. 225-180) who received the greatest number of stock subscription options, were as follows:

Number of stock subscription options granted	Weighted average price in EUR
51,000	59.99

The total number and weighted average price of options in the Company's stock exercised during 2005 by the ten employees of all associated companies and groupings (as defined by Article L.225-180) who exercised the greatest number of stock subscription options, were as follows:

Number of stock subscription options exercised	Weighted average price in EUR
89,820	32.18

6.4. MANAGEMENT BOARD'S REPORTS TO THE ANNUAL GENERAL MEETING PURSUANT TO INSTRUCTION N° 2006-05 OF 3 FEBRUARY 2006 TO DISCLOSE TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY

Name	Number of shares acquired	Date	Subscription price (in EUR)
Bernard Bourigeaud	6,846	10/05/2006	58.77
Eric Guilhou	3,808	09/05/2006	57.74
Dominique Illien	4,065	09/05/2006	58.66
Wilbert Kieboom	4,065	09/05/2006	58.79
Previous members			
Xavier Flinois	4,045	12/05/2006	56.50
	20	15/05/2006	56.60
Giovanni Linari	3,637	11/05/2006	57.96

These share transactions were acquisitions of shares further to the achievement of the 2004/2005 long-term incentive targets. Corresponding shares are locked up for a two-year period.

6.5. MANAGEMENT BOARD'S REPORTS TO THE ANNUAL GENERAL MEETING PURSUANT TO ARTICLE L. 225-197 OF THE COMMERCIAL CODE

Dear Shareholders,
We hereby inform you that no free shares have been issued to members of the Management Board or to employees during the fiscal year.



7. LEGAL INFORMATION

7.1. CORPORATE FORM AND PURPOSE

- Company name (article 3 of the bylaws): Atos Origin
- Legal form (article 1 of the bylaws): Limited Liability Company (société anonyme) with a Management Board and Supervisory Board, governed by Articles 210-1 et seq. of the French Commercial Code.
- Corporate purpose (Article 2 of the bylaws): Information processing, systems development, technical, consulting and support services, research, development, production and sale of products and services that contribute to the promotion or development of data automation and transmission systems, including the design, application and installation of software and data processing, online data transfer and office automation systems.
- Nationality: French.
- Registered office and principal place of business (article 4 of the bylaws): 18 avenue d'Alsace - 92926 Paris La Défense, France.
- Registered in Nanterre under Siren number 323 623 603.
- Business identification code (APE code): 723Z.
- Date of incorporation: 1982.
- Term: up to 2 March 2081.
- Fiscal year (article 27 of the bylaws): 1 January to 31 December.
- Common stock as at 31 December 2006: The Company's common stock amounted to EUR 68,880,965 divided into 68,880,965 shares with a par value of EUR 1.00 each at 31 December 2006.

7.2. PROVISIONS OF THE BYLAWS

7.2.1. Members of the Supervisory Board (article 17-3 of the bylaws)

Each member of the Supervisory Board is required to own at least 10 Atos Origin shares.

7.2.2. Shareholder meetings (article 24 of the bylaws)

All shareholders are entitled to attend Shareholder meetings, regardless of the number of shares held. Meetings are called by means of a notice published in a newspaper authorised to carry legal announcements in the department where the Company has its principal place of business and in the *Bulletin des Annonces Légales*. In addition, a notice is sent directly to all holders of registered shares.

Shareholders are required to present evidence of the ownership of their shares at the time of the meeting. To comply with this requirement, registered shares must be recorded in the shareholder's name in the account maintained by or on behalf of the Company at least three business days prior to the meeting. Holders of bearer shares are required to deposit with the Company, at least three business days prior to the meeting, a certificate issued by their bank or broker confirming that the shares have been recorded in the bearer shares' accounts of the bank or broker. Shareholder meetings are held at the Company's principal place of business or at any other location specified in the notice of meeting.

7.2.3. Voting rights (article 24-4 of the by-laws)

Each share carries one vote only. At 31 December 2006, a total of 68,880,965 voting rights were attached to the Company's shares. No shares carry double voting rights.

7.2.4. Income appropriation (article 29 of the bylaws)

Net income for the year less any losses brought forward from prior years is appropriated as follows:

- 5% to the legal reserve
- to other reserves required by law
- to revenue reserves, if appropriate

7.2.5. Disclosure of thresholds provided for in the Company's bylaws (article 11-3 of the bylaws)

The bylaws require disclosure to the Company, within ten days, of the acquisition (or sale) of 1% of the Company's common stock or any multiple thereof, except in cases where the total interest represents less than 5%. Disclosure must be made in accordance with the provisions of Article L. 233-7 of the Commercial Code, subject to the sanctions applicable in the event of non-disclosure (see Article L. 233-14 of the Commercial Code). These provisions were adopted at the Extraordinary General Meetings on 16 December 1993 and 28 January 1997.

7.2.6. Information concerning the identity of holders of bearer shares (article 11-2 of the bylaws)

The Company is entitled, at any time, to request Euroclear to disclose the identity of holders of bearer shares.

7.3. OTHER COMMITMENTS

Commitments with shareholders are described in the "Investor Information" section of this document.

7.4. MANAGEMENT BOARD

Chairman of the Management Board
Bernard Bourigeaud

- Background: Chartered Accountant, Degree in economics and management

- Other directorships (at 31 December 2006)

Advisor to the French Foreign Trade Committee

Member of the French National Economics Commission

Member of the Supervisory Boards of Atos Euronext Market Solutions Holding SAS (France), Atos Worldline Processing GmbH (Germany),

Director of Neopost (France), Tibco Software Inc. (U.S.)

Managing Director of Atos Origin International (Belgium)

- Positions held during the last five years

Chairman of the Management Board of Atos Origin S.A., Atos Origin B.V. (The Netherlands)

Chairman of the Supervisory Board of Atos Consulting (France), Atos Euronext Market Solutions Holding SAS (France), Atos Origin Nederland B.V. (The Netherlands)

Member of the Supervisory Board of Atos Worldline Processing GmbH (Germany), Hagemayer NV (The Netherlands), SNT Group NV (The Netherlands)

Director of Atos Ods Origin (Spain), Atos Consulting Ltd (UK), Business Objects SA (France), CCMX Holding (France), Neopost (France), Tibco Software Inc. (U.S.)

Managing Director of Atos Origin International (Belgium)

Permanent representative of Atos Origin S.A., member of the Atos Euronext SBF SA Supervisory Board (France)

Advisor to the French Foreign Trade Committee

Member of the French National Economics Commission

Member of the Management Board
Dominique Illien

Elected: 1997
Re-elected: Supervisory Board meeting of 23 January 2004
Term expires: 23 January 2009

- Background: Chartered Accountant, Business degree from "Ecole Supérieure de Commerce de Paris" (ESCP)

- Other directorships (at 31 December 2006)

General Manager of Atos Origin GmbH (Germany), Origin Holding GmbH (Germany), Sema GmbH (Germany)

Chairman of the Board of Directors of Atos Origin Participation 2 (France)

Chairman of the Supervisory Board of Atos Worldline Processing GmbH (Germany)

Chairman of the Simplified joint stock company Atos Origin International (France), Mantis (France)

Member of the Supervisory Board of Atos Euronext Market Solutions Holding SAS (France),

Permanent representative of Atos Origin, member of the Diamis SA Board of Directors (France), Atos Origin, member of the Atos Participation 1 Board of Directors (France)

- Positions held during the last five years

Member of the Management Board of Atos Origin SA (France), Atos Origin BV (The Netherlands)

Chairman of the Supervisory Board of Atos Worldline Processing (previously Atos Origin Processing Services) GmbH (Germany)

Vice-Chairman of the Supervisory Board of Atos Euronext SBF (France)

Chairman of the Board of Directors of Atos Origin Participations 2 (formerly Origin France) (France), Atos Origin SpA (Italy)

General Manager of Competence Center Informatik GmbH (Germany), Atos Origin GmbH (Germany), Atos Origin Food Business GmbH (Germany), Atos Origin IT services GmbH (Germany), Atos Origin Managed Services GmbH (Germany), Atos Worldline GmbH (Germany), Origin Holding GmbH (Germany), Sema GmbH (Germany)

Chairman of the simplified joint stock companies Atos Origin International (France), Atos Origin Intégration (France), Mantis (France) (previously Chairman of the Board of Directors)

Member of the Supervisory Board of Atos Origin A2B (formerly A2B) (France), Atos Consulting (previously Atos Odyssée) (France), Atos Euronext Market Solutions Holding SAS (France)

Director of Atos Origin International (Belgium), Atos Origin Enterprise Services (France), Atos Origin Inexis Conseil (France), Pareli SA (France), Sema SA (France), Sema IT services (France), Sema Global Services SA (France), Sema Telecom Services (France), Atos Origin SpA (Italy), Atos Ods Origin (Spain)

Permanent representative of Atos Origin (France) member of the Board of Directors of Diamis SA (France), Atos Participation 1 (formerly Statilogie) (France), Astria SA (France)

Member of the Management Board
Philippe Germond

Elected: 2006
Appointed: Supervisory Board meeting of 1 November 2006 (as of 1 December 2006)
Term expires: 23 January 2009

- Background: Engineering Degree from the Ecole Centrale de Paris (France), Master of Science Management Stanford University (USA)

- Other directorships (at 31 December 2006):

Member of the Supervisory Board of Atos Euronext Market Solutions Holding SAS (France), Qosmos (France)

General Manager of the Simplified joint stock company Atos Origin International (France),

Director of Essilor (France), Ecole Centrale de Paris (France), Sinsys (Belgium),

- Positions held during the last five years

Chief Operating Officer (COO), then Officer of Alcatel (France)

Chairman of the Board of Directors and Chief Executive of Cegetel, SFR, Vivendi Universal Net, Vivendi Telecom International

Member of the Executive Committee of Vivendi Universal

Member of the Supervisory Board of Alcatel Deutschland GmbH (Germany)

Director of Alcatel Inc. (US), Essilor International, Ingenico (Compagnie Industrielle et Financière d'Ingénierie) (France)

Member of the Management Board Eric Guilhou

Elected: 2000
Re-elected: Supervisory Board meeting of 23 January 2004
Term expires: 23 January 2009

- Background: Chartered accountant, Business degree from ESCEM, Qualified teacher in economics and financial management
- Other directorships (at 31 December 2006)

Member of the Management Board of Atos Origin B.V. (The Netherlands)

Member of the Supervisory Board of Atos Euronext Market Solutions Holding SAS (France), Atos Origin Nederland B.V. (The Netherlands)

Director of Atos Origin Inc (British Virgin Islands), Atos Origin SpA (Italy), Atos Origin Luxembourg (Luxemburg), Atos Consulting AB (Sweden)

General Manager of the Simplified joint stock company Atos Origin International (France),

Permanent representative of Atos Origin S.A., member of the Atos Origin Participations 2 Board of Directors (France), Atos Origin S.A., member of the Atos Investissement 5 SA Board of Directors (France)

- Positions held during the last five years

Member of the Management Board and Chief Financial Officer of Atos Origin S.A.

Member of the Management Board of Atos Origin B.V. (The Netherlands)

Member of the Supervisory Board of Atos Euronext Market Solutions Holding SAS (France), Atos Euronext SBF SA (France), Atos Origin Nederland B.V. (The Netherlands), Atos Consulting (formerly Atos Odyssée) France

Director of Atos Origin Belgium SA (Belgium), Atos Origin International (Belgium), Atos Origin International Competences & Alliances (Belgium), Atos Origin Inc (British Virgin Islands), Sema SA (France), PRE-IPO Net (France), Atos Origin SpA (Italy), Atos Origin Luxembourg (Luxembourg), Atos Consulting AB (Sweden), Atos Origin IT services Ltd (UK), Atos Consulting Ltd (UK)

Chairman of the simplified joint stock company Atos Investissement 4 (France)

General manager of EURL F. Clamart (France)

Permanent representative of Atos Origin S.A., member of the Board of Directors of Atos Origin Participations 2 -formerly Origin France- (France), Atos Investissement 5 (France), Atos Investissement 6 (France), Atos Participation 1 -formerly Statilogie- (France), Mantis (France), Atos Ods Origin (Spain),

Permanent representative of Atos Origin B.V., member of the Board of Directors of Atos Origin International (Belgium)

Member of the Management Board Wilbert Kieboom

Elected: 2000
Re-elected: Supervisory Board meeting of 23 January 2004
Term expires: 23 January 2009

- Background: Business degree from Fairleigh Dickinson University, Madison, USA
- Other directorships (at 31 December 2006)

Member of the Supervisory Board of Atos Origin Nederland B.V. (The Netherlands)

Director of Atos Origin International (Belgium), Atos Origin Belgium SA (Belgium), Sema Global Services SA (Belgium), Atos Origin Luxembourg SA (Luxembourg)

- Positions held during the last five years

Member of the Management Board of Atos Origin S.A. (France), Atos Origin B.V. (The Netherlands), Atos Origin IT services Nederland B.V. (The Netherlands), Atos Origin IT Systems Management Nederland B.V. (The Netherlands), Atos Origin Nederland B.V. (The Netherlands), Atos Origin Telco Services (The Netherlands)

Member of the Supervisory Board of Atos Euronext SBF SA (France), Atos Origin Nederland B.V. (The Netherlands)

Director of Atos Origin International (Belgium), Atos Origin Belgium SA (Belgium), Atos Origin International Competences & Alliances NV (Belgium), Sema Global Services SA (Belgium), Atos Origin Luxembourg SA (Luxembourg), Atos Origin End User Services Nederland B.V. (The Netherlands), Atos Origin Information Technology BV (The Netherlands), Atos Origin Telecom Software Solutions B.V. (The Netherlands), Atos Origin Norge AS (Norway), Atos Origin Middle East Co Ltd (formerly Origin SoftTech) (Saudi Arabia), Atos Origin AB (Sweden), Atos Origin PA Konsult AB (Sweden), Atos Origin Sweden AB (Sweden), DC Tidingsdata AB (Sweden), Sema Infosynergi AB (Sweden), Sema Konsult AB (Sweden), Sema Ronneby AB (Sweden), Atos Origin UK Ltd (UK)

7.5. SUPERVISORY BOARD

Chairman and Member of the Supervisory Board
Didier Cherpitel

Elected: 2004
Re-Elected: 2005
Term expires: Annual General Meeting called to approve the fiscal year 2009 financial statements

- Background: Master in Politics and Economy (I.E.P. Paris), Master of Business Administration in Economy (Paris)
- Other positions (at 31 December 2006):

Chairman of "Managers sans Frontières" non profit organisation, Quebec (Canada)

Director of INSEAD (France), Médecins Sans Frontières Foundation (France), Wendel Investissements (France), François-Xavier Bagnoud Society, non profit organisation, Sion (Switzerland)

- Positions held during the last five years

Chairman of "Managers sans Frontières", non profit organisation, Quebec (Canada)

Secretary General and Chief Executive Officer of International Federation of Red Cross and Red Crescent Societies (Switzerland)

Director of Red Cross Foundation (Switzerland) – previously Chairman until June 2003, François-Xavier Bagnoud Society, non profit organisation (Switzerland), Médecins Sans Frontières Foundation, Wendel Investissements (France), INSEAD (France)

Member of the Supervisory Board
Dominique Bazy

Elected: 1997
Re-Elected: 2005
Term expires: Annual General Meeting called to approve the fiscal year 2009 financial statements

- Background: Master of Business Administration in Economy (Paris), Master in Politics and Economy (I.E.P. Paris), Postgraduate degree for senior posts in the civil service and public management (Ecole Nationale d'Administration E.N.A. Paris), Master in Law
- Main position: Vice-Chairman Europe of UBS Investment bank (UK)
- Other positions (at 31 December 2006):

Director of Vinci (France)

- Positions held during the last five years

Chairman of the Board of Directors and Chief Executive of U.B.S. Securities France SA (France)

Vice-Chairman of the Supervisory Board of Grand Vision (France) and Director of Vinci (France)

Vice-Chairman and Member of the Supervisory Board
Diethart Breipohl

Elected: 2005
Term expires: Annual General Meeting called to approve the fiscal year 2009 financial statements

- Background: School and bank trainee in Bielefeld, Study of law and doctorate in Hamburg, Münster and Tübingen
- Other positions (at 31 December 2006):

Chairman of the Supervisory Board of KM Europa Metal AG

Director of Continental AG (Germany), Karstadt Quelle AG (Germany), Assurances Générales de France (France), Crédit Lyonnais (France), Euler & Hermes (France)

- Positions held during the last five years

Chairman of the Supervisory Board of KM Europa Metal AG

Member of the Supervisory Board (previously member of the Management Board) of Allianz AG (Germany)

Director of Continental AG (Germany), Karstadt Quelle AG (Germany), Assurances Générales de France (France), Crédit Lyonnais (France), Euler & Hermes (France)

Member of the Supervisory Board
Jan Oosterveld

Elected: 2004
Term expires: Annual General Meeting called to approve the fiscal year 2007 financial statements

- Background: Master degree in business administration at the Instituto de Estudios Superiors de la Empresa (Barcelona), Engineering degree at Eindhoven Technical University
- Other positions (at 31 December 2006):

Chairman of the Supervisory Board of Crucell NV, Leiden (The Netherlands) (since June 2006, previously Member of the Supervisory Board)

Member of the Board of Directors of Barco NV, Kortrijk (Belgium), Cookson Ltd, London (UK)

Member of the Supervisory Board of Continental AG, Hannover (Germany), Crucell NV, Leiden (The Netherlands)

- Positions held during the last five years

Member of the Group Management Committee, in charge of the Strategy of the Group and of the Asia Pacific region of Royal Philips Electronics (The Netherlands)

Chairman of the Board of Directors of LG Philips LCD Seoul (Korea)

Member of the Board of Directors of Barco NV, Kortrijk (Belgium), Cookson Ltd, London (UK)

Vice-Chairman of the Supervisory Board of LG Displays Holding BV (The Netherlands)

Member of the Supervisory Board of Continental AG, Hannover (Germany), Crucell NV, Leiden (The Netherlands)

Director of Philips Electronics China BV (The Netherlands), Philips Venture Capital Fund BV (The Netherlands)

Member of the Supervisory Board Vernon Sankey

Elected: 2005
Term expires: Annual General Meeting called to approve the fiscal year 2007 financial statements

- Background: Master of Arts in Modern Languages, Oriel College, Oxford (UK)
- Other positions (as of 31 December 2005):

Chairman of Photo-Me International plc (UK), the Really Effective Development Company Ltd (UK)

Director of Zurich Financial Services AG (Germany), Cofra AG (Switzerland), Firmenich SA (Switzerland), Taylor Woodrow plc (UK), Vividas group plc (UK),

Advisory Board member of Proudfoot UK, MCC Inc (UK), Korn Ferry International (US)

Member of Pi Capital (private equity investment group) (UK)

- Positions held during the last five years:

Chairman of Gala Group Ltd (UK), Photo-Me International plc (UK), The Really Effective Development Company Ltd (UK)

Deputy Chairman of Beltpacker plc (UK)

Director of Pearson plc (UK), Zurich Financial Services AG (Germany), Cofra AG (Switzerland), Taylor Woodrow plc (UK), Vividas Group Plc (UK)

Board member of Food standards agency (FSA) (UK)

Advisory Board member of GLP Llp (UK), Proudfoot UK, MCC Inc (UK), Korn Ferry International (US)

Member of the Supervisory Board Michel Soublin

Elected: 2004
Term expires: Annual General Meeting called to approve the fiscal year 2007 financial statements

- Background: Master in Politics and Economy (I.E.P.), Paris (France), Graduated in Economics from the Faculty of Law and Economics, Paris (France)
- Main position: Financial Advisor (previously Group Treasurer) of Schlumberger Ltd (The Netherlands Antilles)
- Other positions (at 31 December 2006):

Chairman of Comite de la Charte du Don en Confiance, a French non-profit organisation

Director of Gemalto NV (The Netherlands)

- Positions held during the last five years

Director of Gemalto NV - previously Axalto NV - (The Netherlands), Yukos, Moscow (Russia) - in liquidation

Member of the Supervisory Board Jean-François Theodore

Elected: 2000
Re-Elected: 2005
Term expires: Annual General Meeting called to approve the fiscal year 2009 financial statements

- Background: Post graduate degree for senior posts in the civil service and public management (Ecole Nationale d'Administration E.N.A. Paris), Master in Politics and Economy (I.E.P. Paris), Master in Law
- Main position: Chairman of the Management Board of Euronext N.V (The Netherlands)
- Other positions (at 31 December 2006):

Chairman of the Board of Directors and Chief Executive of Euronext Paris (France)

Chairman of the simplified joint stock company Marché de Titres-France (MTS) (France)

Chairman of the Supervisory Board of Atos Euronext Market Solutions Holding SAS (France)

Director of Euronext Brussels SA NV (Belgium), Euronext UK Plc (UK), Euronext Lisbon (Portugal), Euronext Amsterdam NV (The Netherlands), Sicovam Holding (France),, Euroclear Plc,(UK), LCH Clearnet Group Ltd (UK), Liffe Administration and Management (UK), Liffe Holding Plc (UK)

Permanent representative of Euronext Paris (France) to the Board of Directors of GL Trade (France), Financiere Montmartre (France)

- Positions held during the last five years

Chairman of the Management Board of Euronext N.V (The Netherlands)

Chairman of the Board of Directors and Chief Executive of Euronext Paris (France)

Chairman of simplified joint stock company of Marché de Titres-France (MTS) (France)

Chairman of the Board of Directors of Euronext Inc.(USA), Clearnet (France), SBF Technologies (France), Banque Centrale de Compensation (France), European Power Exchange

Chairman of the Supervisory Board of Atos Euronext SBF SA (France)

Director of Euronext Liffe (UK), Euronext Brussels SA NV (Belgium), Euroclear banque (Belgium), Finext (France), previously Chairman of the Board of Directors, La Cote Bleue SA (France), Euronext Lisbon (Portugal), Euronext Amsterdam NV (The Netherlands), Sicovam Holding (France), Euronext UK Plc (UK), LCH Clearnet Group Ltd (UK)

General Manager of Euronext GmbH (Germany)

Permanent representative of Euronext Paris (France) to the Board of Directors of GL Trade (France), Euronext Markets SA, Financière du Belon (France), Financière Montmartre (France), Financière Saint-Jacques (France)

Permanent representative of Sicovam Holding to the Board of Directors of Euroclear Plc

To the knowledge of the Company, there have been no official public incrimination and/or sanctions taken by statutory or regulatory authorities against any of the members of the Management Board or the Supervisory Board of the Company, except as described below.

The members of the Management Board or of the Supervisory Board of the Company have not been convicted in relation to any fraudulent offences or have not filed for bankruptcies/receiverships or liquidations during the last five years.

Although never convicted for "fraudulent offence", Dominique Bazy was sentenced to a five-year probation by US courts after pleading guilty to a one count information in connection with the Executive Life/Crédit Lyonnais investigation. He was released from probation 18 months later by order of the US District Court. As part of the overall settlement of the Crédit Lyonnais investigation, he is precluded from serving as an officer or director of any US insured banking institution, and limited in employment by any foreign banking organisation in the US.

None of the members of the Management Board or the Supervisory Board of the Company have any actual or potential conflicts of interest.

The Company declares it is in compliance with corporate governance rules applying in France, as defined by the AFEP/MEDEF reports.

Elements which are liable to have an impact in case of public offer:

- for details on the disclosures of interests regarding the shares of the Company, please refer to the common stock evolution section of this report;
- most of the shares held by employees are held through various mutual funds ("FCPEs").



8. INVESTOR INFORMATION

Atos Origin shares are traded on the Paris Eurolist Market under Euroclear code 5173 ISIN FR0000051732. They were first listed in Paris in 1995. The shares are not listed on any other stock exchange and Atos Origin SA is the only listed company in the Group.

8.1. TRADING OF SHARES (EURONEXT)

Number of shares traded:	68,880,965
Sector classification:	Information Technology
Main index:	CAC AllShares
Other indices:	CAC IT, CAC IT20, CAC Next20, Euronext 100, SBF120
Market:	Eurolist segment A
Trading place:	Euronext Paris (France)
Tickers:	ATO (Euronext)
Code ISIN:	FR0000051732
Payability PEA/SRD:	Yes/Yes

The main tickers are:

Source	Tickers	Source	Tickers
Euronext	ATO	Reuters	ATOS.PA
AFP	ATO	Thomson Finance	ATO FR
Bloomberg	ATO FP		

The Euronext sector classification is as follows:

Euronext: sector classification Industry Classification Benchmark (ICB)
9000 AEX Technology
9530 AEX Software and Computer services
9533 Computer Services

The shares also form components of the following indices:

Index	Type	Code ISIN	Market Place
Eurolist (segment 1)	Global Europe		Paris-Amsterdam-Brussels-Lisbon
Euronext CAC 70	Global Europe		Paris-Amsterdam-Brussels-Lisbon
Euronext 100	Global Europe	FR0003502079	Paris-Amsterdam-Brussels-Lisbon
CAC Next 20	Global	QS0010989109	Paris CN20
SBF 80	Global	FR0003999473	Paris PX8
SBF 120	Global	FR0003999481	Paris PX4
SBF 250	Global	FR0003999499	Paris PX5
CAC IT20	Sector	QS0010989091	Paris CIT20
CAC IT	Sector	FR0003501980	Paris PXT
DJ Euro Stoxx Techno	Sector	EUR0009658541	Germany-Xetra SX8E
CAC Technology	Sector	QS0011017827	Paris
CAC Software & Computer Services	Sector	FR0000051732	Paris

ASPI Europe, Europa EMP 100 Europa CAP 100, ECPI Ethical Index Euro: Sustainable Development

8.2. COMMON STOCK

8.2.1. Common stock at 31 December 2006

At 31 December 2006, the Company's issued common stock amounted to EUR 68.9 million, comprising 68,880,965 fully paid-up shares of EUR 1 par value each.

The common stock has increased by 2% in the period by the issuing of 286,743 new shares resulting from the exercise of stock subscription options, and 1,230,757 new shares from the stock purchase plan.

Transactions	Number of shares issued	Common stock (In EUR million)	Additional paid-in capital (In EUR million)	Total (In EUR million)
At 31 December 2005	**67,363,465**	**67.4**	**1,333.0**	**1,400.4**
Exercise of stock options	286,743	0.3	9.3	9.6
Stock purchase plan	1,230,757	1.2	42.0	43.2
At 31 December 2006	**68,880,965**	**68.9**	**1,384.3**	**1,453.2**

8.2.2. Common stock during the last five years

Year	Changes in Common stock	Date	New shares	Total number of shares	Common stock	Additional paid-in capital	New Common stock
						(In EUR million)	
2002	Stock purchase plan	30/06/02	98,877	43,952,581	0.1	5.9	44.0
	Exercise of stock options	27/08/02	99,755	44,052,336	0.1	2.8	44.1
	Exercise of stock options	31/12/02	3,340	44,055,676	0.0	0.1	44.1
2003	ORA bonds	16/08/03	3,657,000	47,712,676	3.7	231.1	47.7
	Exercise of stock options	31/12/03	156,957	47,869,633	0.2	4.3	47.9
2004	Consideration for Sema	22/01/04	19,000,000	66,869,633	19.0	958.3	66.9
	Exercise of stock options	31/03/04	47,186	66,916,819	0.1	1.7	66.9
	Exercise of stock options	30/06/04	12,820	66,929,639	0.0	0.5	66.9
	Exercise of stock options	30/09/04	1,320	66,930,959	0.0	0.0	66.9
	Exercise of stock options	31/12/04	7,295	66,938,254	0.0	0.2	66.9
2005	Exercise of stock options	31/03/05	222,499	67,160,753	0.2	7.2	67.2
	Exercise of stock options	30/06/05	78,260	67,239,013	0.1	1.9	67.2
	Exercise of stock options	30/09/05	91,253	67,330,266	0.1	2.6	67.3
	Exercise of stock options	31/12/05	33,199	67,363,465	0.0	1.0	67.4
2006	Exercise of stock options	31/03/06	144,022	67,507,487	0.1	5.3	67.5
	Exercise of stock options	30/06/06	31,645	67,539,132	0.0	0.9	67.5
	Exercise of stock options	30/09/06	85,844	67,624,976	0.1	2.1	67.6
	Stock purchase plan	20/12/06	1,230,757	68,855,733	1.2	42.0	68.9
	Exercise of stock options	31/12/06	25,232	68,880,965	0.0	1.0	68.9

A total of 286,743 stock subscription options were exercised during the period, representing 4.7% of the opening total number of stock subscription options at December 2005.

8.2.3. Share ownership structure

Main shareholders

Principal changes in the ownership of the Company's shares in the past three years have been as follows:

In shares	*31 December 2006*		*31 December 2005*		*31 December 2004*	
	Shares	%	Shares	%	Shares	%
Philips	-	-	-	-	10,321,043	15.4%
Centaurus	6,544,204	9.5%	-	-	-	-
Management Board	121,598	0.2%	110,264	0.2%	72,764	0.1%
Supervisory Board	2,050	0.0%	2,100	0.0%	1,620	0.0%
Total Directors	123,648	0.2%	112,364	0.2%	74,384	0.1%
Employees	1,538,860	2.2%	315,945	0.5%	351,676	0.5%
Treasury stock	258,293	0.4%	1,293	0.0%	1,293	0.0%
Public	60,415,960	87.7%	66,933,863	99.4%	56,189,858	83.9%
Total	**68,880,965**	**100.0%**	**67,363,465**	**100.0%**	**66,938,254**	**100.0%**
Registered shares	1,102,460	1.6%	1,811,671	2.7%	11,952,903	17.9%
Bearer shares	67,778 505	98.4%	65,551,794	97.3%	54,985,351	82.1%
Total	***68,880,965***	***100.0%***	***67,363,465***	**100.0%**	**66,938,254**	**100.0%**

The ownership of the Group's shares by members of the Management and Supervisory Boards at 31 December 2006 is detailed under "Directors' compensation and interests" in the Corporate Governance section of this report. The ownership of the Group's shares by employees relates to ownership plans such as mutual funds and corporate savings plans.

The treasury stock evolution is explained hereafter under "implementation of a liquidity contract".

The free-float of the Group's shares is almost 100% today, with no shareholder owning more than 5% of the issued share capital of the Company, for the last 3 years and whose position has not moved by one percentage point or more (Euronext definition).

In shares	31 December 2006			31 December 2005		
	Shares	% of capital	% of voting rights	Shares	% of capital	% of voting rights
Treasury stock	258,293	0.4%		1,293	0.0%	
Free float	68,622,672	99.6%	100.0%	67,362,172	100.0%	100.0%
Total	**68,880,965**	**100.0%**	**100.0%**	**67,363,465**	**100.0%**	**100.0%**

In 2006, the Company has been advised of five share movements, all relating to Centaurus Capital LP. Centaurus, directors and employees are all classified under free-float.

Disclosure of interests

In the fourth quarter 2006, the Company has been advised of five share movements, by Centaurus Capital LP, which held 9.5% of the common stock at the date of the last disclosure (27 December 2006).

	Date of statement	Shares	% interest [a]	% voting rights [b]
Centaurus Capital LP (upwards)	23/10/2006	3,707,357	5.48%	5.50%
Centaurus Capital LP (upwards)	16/11/2006	4,200,468	6.21%	6.24%
Centaurus Capital LP (upwards)	29/11/2006	5,447,365	8.06%	8.09%
Centaurus Capital LP (upwards)	15/12/2006	5,729,825	8.32%	8.35%
Centaurus Capital LP (upwards)	27/12/2006	6,544,204	9.50%	9.54%

(a) On the basis of the capital at this date
(b) On the basis of the capital excluding treasury stock at this date

The Company has not been advised of any share movement since this date.

8.2.4. Voting rights

Voting rights are in the same proportion as shares held. No shares carry double voting rights.

8.2.5. Shareholder agreements

The Company has not received notice of any shareholder agreements for filing with the stock exchange authorities and, to the best of the Management Board's knowledge, no "Actions de Concert" (shareholder agreements) or similar agreements exist.

To the knowledge of the Company, there are no other agreements capable of having a material effect on the share capital of the Company.

8.2.6. Treasury stock

At 31 December 2006, treasury stock held by the Company amounted to 258,293 shares.

The 6th resolution of the Annual General Meeting of 23 May 2006 renewed the authorisation to trade in the Company's shares. The number of shares purchased may not exceed 10% of the Company's common stock at the date of the last Annual General Meeting (6,750,749 shares). The purpose of this authorisation is to allow the Company to trade in the Company's shares in order to:

- Issue shares to employees or managers of the Company and the Group under conditions defined by law and regulations,
- Cancel its shares,
- Keep and issue shares in connection with financial or external investment transactions by way of public offer or otherwise, under conditions defined by law and regulations,
- Cover for the potential dilution created by convertible securities, under conditions defined by law and regulations,
- Stabilise the secondary market or the liquidity of its shares through a liquidity agreement signed with an investment service provider in compliance with a deontology charter recognised by the Autorité des Marchés Financiers,
- Trade in the Company's shares on the stock exchange market or otherwise for any other purpose authorised by law and regulations.

Shareholders also authorise the Management Board, subject to prior approval by shareholders in Extraordinary General Meeting, to cancel all or part of the shares acquired by the Company. Shares may be purchased, sold or transferred by any means, including derivative instruments or the acquisition or sale of blocks of shares.

The maximum aggregate amount of shares purchased may not exceed EUR 594,065,886. The maximum purchase price per share is set at EUR 88.0. Where all or part of the shares acquired under the aforementioned conditions are used to exercise stock purchase options pursuant to Article L 225-179 of the Commercial Code, the selling price must be set in accordance with the legal provisions applicable to stock purchase options.

Shareholders grant full powers to the Management Board to adjust the aforementioned unit price in proportion to any changes in the number or value of shares resulting from financial transactions performed by the Company.

This authorisation is granted for a maximum period of 18 months from the shareholders' meeting. The Management Board must report to shareholders at the next Annual General Meeting on any transactions performed pursuant to this authorisation.



Legal documents relating to trading in the Company's shares may be viewed at the Company's registered office (Legal Department) by prior appointment and are available through the AMF database.

8.2.7. Implementation of a liquidity contract

Atos Origin entrusted to Rothschild & Cie Banque the implementation of a liquidity contract through an agreement dated 13 February 2006, for a one-year duration with automatic renewal, in conformity with the ethics charter of the AFEI approved by the instruction of the Commission des Opérations de Bourse (COB) dated 10 April 2001.

For the implementation of this contract, the following means have been allocated to the liquidity account: EUR 15,000,000.

In shares	Period 01/01/06 to 13/02/06 (*)	Period 14/02/06 to 22/05/06 (**)	Period 23/05/06 to 31/05/06 (**)	Period Jun	Period Jul	Period Aug	Period Sep	Period Oct	Period Nov	Period Dec
Buy		502,138	507,638	519,138	548,388	552,638	553,138	563,638	564,638	564,638
Sell		-307,638	-307,638	-307,638	-307,638	-307,638	-307,638	-307,638	-307,638	-307,638
Net		194,500	200,000	211,500	240,750	245,000	245,500	256,000	257,000	257,000
Net in the month		+194,500	+5,500	+11,500	+29,250	+4,250	+500	+10,500	+1,000	
Treasury stock	1,293	195,793	201,293	212,793	242,043	246,293	246,793	257,293	258,293	258,293
Common stock	67,363,465	67,507,487	67,507,487	67,539,132	67,539,132	67,539,132	67,624,976	67,624,976	67,624,976	68,880,965
%	0.00%	0.29%	0.30%	0.32%	0.36%	0.36%	0.36%	0.38%	0.38%	0.37%

(*) Date of liquidity contract: 13 February 2006
(**) Date of the AGM: 23 May 2006

The number of shares purchased may not exceed 10% of the Company's common stock at the date of the last Annual General Meeting (6,750,749 shares).

At 31 December 2006, the Company held 258,293 shares as treasury stock.

8.2.8. Potential common stock

Potential dilution

Based on 68,880,965 shares in issue, the common stock of the Company could be increased by 6,445,741 new shares, representing 8.6% of the common stock after dilution. This can occur only through the exercise of stock subscription options granted to employees.

In shares	31 Dec. 2006	31 Dec. 2005	Change	% dilution	In EUR million
Number of shares outstanding	**68,880,965**	**67,363,465**	**1,517,500**		
Stock subscription options	6,445,741	5,671,432	774,309	8.6%	395.1
Stock subscription warrants		474,000	-474,000	0.0%	
Total Employees	**6,445,741**	**6,145,432**	**300,309**	**8.6%**	**395.1**
Total potential common stock	75,326,706	73,508,897	1,817,809		

The exercise of all the options and warrants would have the effect of increasing total shareholders' equity by EUR 395 million and common stock by EUR 6.4 million.

Nevertheless, 10.9% of stock subscription options granted to employees have an exercise price that exceeds the stock market price at 31 December 2006 (EUR 44.9).

Stock options evolution

During the period, 1,167,140 new stock subscription options were granted to employees (*of which 230,000 options were issued to the previous six* members of the Management Board in March 2006), at a weighted average share price of EUR 59.71.

This allotment is part of the 2006 annual grant to 1,272 Atos Origin employees in relation with the amount not utilized of the eighth resolution of the shareholders meeting held on 4 June 2004.

This grant corresponds to 1.69% of actual common stock, of which 20% of such options being granted to the Management Board. This allocation is in line with the recommendation of the Remuneration Committee meeting held on March 2005 to grant annually 1.75% of the common stock, with no more than 20% of such options being granted to the Management Board.

In addition to that allotment, a "welcome package" of 50,000 stock subscription options has been granted to the new member of the Management Board in December 2006 at a share price of EUR 43.87.

Number of stock subscription options at 31 December 2005	**6,145,432**
Stock subscription options granted in 2006	1,217,140
Stock subscription options exercised in 2006	-286,743
Stock subscription options forfeited in 2006	-126,688
Stock subscription options expired in 2006	-503,400
Number of stock subscription options at 31 December 2006	**6,445,741**

A total of 630,088 stock subscription options were cancelled and 286,743 were exercised during the period.

Date of SHs' meeting	Date of MB meeting	Options granted	Of which members of the current MB	Of which ten employees	Options exercised	Of which members of the current MB	Options cancelled
16/12/93	09/09/94	121,440	24,000		107,580	24,000	13,860
16/12/93	23/02/96	74,000	24,000	49,000	74,000	24,000	
28/05/96	19/09/96	402,000		91,200	333,180		68,820
28/05/96	11/12/96	58,800	29,400		29,400		29,400
16/12/93	07/03/97	121,600	30,000	16,700	70,228	30,000	51,372
30/06/97	10/12/97	284,200	37,000	47,400	1,800		38,000
30/06/97	01/04/98	5,100					
30/06/97	19/10/98	1,400					
30/06/97	02/11/98	600					
30/06/97	08/12/98	236,400	36,000	32,000	500		27,100
30/06/97	04/01/99	9,000					
30/06/97	17/05/99	3,600					
30/06/97	07/06/99	400					
30/06/97	01/10/99	1,000					
30/06/97	30/11/99	259,000	37,500	27,000			37,300
30/06/97	01/03/00	1,500					
30/06/97	03/04/00	300					300
30/06/97	01/06/00	4,500					
30/06/97	03/07/00	10,000					
30/06/97	01/09/00	2,500					
30/06/97	02/10/00	500					
31/10/00	18/12/00	514,100	171,500	12,000			129,575
31/10/00	18/12/00	428,650	140,000	22,800			60,450
31/10/00	15/01/01	5,000					
31/10/00	15/01/01	500					
31/10/00	23/04/01	4,000					3,000
31/10/00	23/04/01	3,200					
31/10/00	18/09/01	2,200					
31/10/00	08/10/01	1,800					800
31/10/00	11/12/01	5,000					
31/10/00	12/12/01	410,350		33,000			83,610
31/10/00	12/12/01	236,400		8,500			13,250
31/10/00	14/01/02	2,500					500
31/10/00	14/01/02	1,000					500
31/10/00	16/04/02	1,350					1,100
31/10/00	16/04/02	1,000					
31/10/00	20/06/02	11,101		6,943			2,795
31/10/00	20/06/02	12,574		331			2,125
31/10/00	20/06/02	6,000					6,000
31/10/00	01/07/02	45,000	25,000				
31/10/00	01/07/02	20,000	20,000				
31/10/00	09/07/02	5,000					5,000
31/10/00	16/08/02	184,606		24,650	45,530		87,228
31/10/00	02/10/02	2,000			500		500
31/10/00	15/10/02	3,000					
31/10/00	15/10/02	100					
31/10/00	27/03/03	616,410	35,000	25,300	321,067	15,000	56,228
31/10/00	27/03/03	348,902	30,655	10,564			13,066
31/10/00	16/06/03	2,000					2,000
31/10/00	08/07/03	500					
31/10/00	01/10/03	1,500					1,000
31/10/00	01/10/03	762					
31/10/00	09/02/04	1,172,125	70,000	117,000	51,675		62,375
22/01/04	09/02/04	414,750	60,000	52,000			13,225
04/06/04	10/01/05	805,450	82,500	52,500	500		97,608
04/06/04	10/01/05	347,250	70,000	41,500	200		18,639
04/06/04	28/04/05	750					500
04/06/04	28/04/05	6,750					1,333
04/06/04	26/10/05	5,200					
04/06/04	12/12/05	20,000					
04/06/04	12/12/05	15,000					
04/06/04	29/03/06	810,130	90,000	50,000			57,000
04/06/04	29/03/06	337,860	70,000	44,500			10,650
04/06/04	01/12/06	50,000	50,000				
04/06/04	19/12/06	16,150					650
04/06/04	19/12/06	3,000					
22/06/01	08/11/01	198,590			190,529		8,061
22/06/01	08/11/01	236,000			13,966		222,034
22/06/01	08/11/01	493,000	20,000				493,000
Stock options end of December 2006		**9 406 350**	**1,104,555**	**764,888**	**1,240,655**	**45,000**	**1,719,954**

members current MB	Closing 31/12/06	Of which members of the current MB	Numbers of beneficiaries	Exercise period start date	Exercise period end date	Strike Price (EUR)	Cash EUR million
			56	09/09/99	09/09/02	23.26	
			13	23/02/01	23/02/04	33.79	
			127	19/09/01	19/09/06	26.11	
29,400			2	11/12/01	11/12/06	40.84	
			57	07/03/02	07/03/05	52.75	
	244,400	37,000	156	10/12/02	10/12/07	57.29	14.0
	5,100		1	01/04/03	01/04/08	79.04	0.4
	1,400		1	19/10/03	19/10/08	68.45	0.1
	600		1	02/11/03	02/11/08	68.80	0.0
	208,800	36,000	192	08/12/03	08/12/08	94.80	19.8
	9,000		1	04/01/04	04/01/09	95.26	0.9
	3,600		3	17/05/04	17/05/09	79.27	0.3
	400		1	07/06/04	07/06/09	84.04	0.0
	1,000		1	01/10/04	01/10/09	120.29	0.1
	221,700	37,500	292	30/11/04	30/11/09	134.55	29.8
	1,500		2	01/03/05	01/03/10	159.94	0.2
			1	03/04/05	03/04/10	153.82	
	4,500		5	01/06/04	01/06/10	110.15	0.5
	10,000		1	03/07/04	03/07/10	106.67	1.1
	2,500		2	01/09/04	01/09/10	109.50	0.3
	500		1	02/10/04	02/10/10	112.97	0.1
50,000	384,525	121,500	385	18/12/03	18/12/10	78.27	30.1
40,000	368,200	100,000	479	18/12/04	18/12/10	78.27	28.8
	5,000		2	15/01/04	15/01/11	76.23	0.4
	500		1	15/01/05	15/01/11	76.23	0.0
	1,000		3	23/04/04	23/04/11	84.33	0.1
	3,200		3	23/04/05	23/04/11	84.33	0.3
	2,200		1	18/09/05	18/09/11	80.71	0.2
	1,000		3	08/10/04	08/10/11	74,06	0.1
	5,000		1	11/12/04	11/12/11	79,36	0,4
	326,740		774	12/12/04	12/12/11	79.04	25.8
	223,150		522	12/12/05	12/12/11	79.04	17.6
	2,000		2	14/01/05	14/01/12	75.17	0.2
	500		2	14/01/06	14/01/12	75.17	0.0
	250		3	16/04/05	16/04/12	87.51	0.0
	1,000		1	16/04/06	16/04/12	87.51	0.1
	8,306		815	20/06/05	20/06/12	63.06	0.5
	10,449		1,536	20/06/06	20/06/12	63.06	0.7
			4	20/06/05	20/06/12	63.06	
	45,000	25,000	4	01/07/05	01/07/12	62.32	2.8
	20,000	20,000	2	01/07/06	01/07/12	62.32	1.2
			3	09/07/06	09/07/12	61.49	
	51,848		146	16/08/05	16/08/12	41.52	2.2
	1,000		4	02/10/05	02/10/12	41.52	0.0
	3,000		1	15/10/05	15/10/12	26.02	0.1
	100		1	15/10/06	15/10/12	26.02	0.0
	239,115	20,000	1,447	01/01/05	27/03/13	25.92	6.2
	335,836	30,655	3,444	27/03/07	27/03/13	25.92	8.7
			2	16/06/07	16/06/13	30.88	
	500		1	08/07/06	08/07/13	31.81	0.0
	500		2	01/10/06	01/10/13	49.87	0.0
	762		1	01/10/07	01/10/13	49.87	0.0
	1,058,075	70,000	1,220	01/01/06	09/02/14	54.14	57.3
	401,525	60,000	686	09/02/08	09/02/14	54.14	21.7
	707,342	82,500	803	10/01/08	10/01/15	49.75	35.2
	328,411	70,000	567	10/01/09	10/01/15	49.75	16.3
	250		1	28/04/08	28/04/15	49.98	0.0
	5,417		5	28/04/09	28/04/15	49.98	0.3
	5,200		3	26/10/09	26/10/15	58.04	0.3
	20,000		1	12/12/08	12/12/15	57.07	1.1
	15,000		1	12/12/09	12/12/15	57.07	0.9
	753,130	90,000	828	29/03/09	29/03/16	59.99	45.2
	327,210	70,000	420	29/03/10	29/03/16	59.99	19.6
	50,000	50,000	1	01/12/10	01/12/16	43.87	2.2
	15,500		24	19/12/09	19/12/16	43.16	0.7
	3,000		6	19/12/10	19/12/16	43.16	0.1
			28	23/12/01	23/12/03	28.13	
			56	28/07/02	28/07/04	52.18	
20,000			183	29/05/03	30/06/06	72.15	
135,400	**6,445,741**	**920,155**					**395.1**

The weighted average exercise price of the above-mentioned options is summarised in the table below:

	31 December 2006	Weighted average strike Price (in EUR)	Value (In EUR million)	% Stock options
Strike price from EUR 20 to EUR 30	578,051	25.92	15.0	9%
Strike price from EUR 30 to EUR 40	500	31.81	0.0	0%
Strike price from EUR 40 to EUR 50	1,164,030	49.02	57.1	18%
Strike price from EUR 50 to EUR 60	2,824,540	56.69	160.1	44%
Strike price from EUR 60 to EUR 70	85,755	62.63	5.4	1%
Strike price from EUR 70 to EUR 80	1,325,315	78.58	104.1	21%
Strike price from EUR 80 to EUR 90	8,050	83.82	0.7	0%
Strike price from EUR 90 to EUR 100	217,800	94.82	20.7	3%
Strike price from EUR 100 to EUR 110	12,500	107.24	1.3	0%
Strike price from EUR 110 to EUR 120	5,000	110.43	0.6	0%
Strike price from EUR 120 to EUR 130	1,000	120.29	0.1	0%
Strike price from EUR 130 to EUR 140	221,700	134.55	29.8	3%
Strike price from EUR 140 to EUR 150				
Strike price from EUR 150 to EUR 160	1,500	159.94	0.2	0%
Total stock options	**6,445,741**	**61.30**	**395.1**	**100%**
Already exercisable end of 2006	3,477,158	69.81	242.7	54%
Exercisable in 2007	336,598	25.97	8.7	5%
Exercisable in 2008	1,129,117	51.44	58.1	18%
Exercisable in 2009	1,122,658	56.67	63.6	17%
Exercisable in 2010	380,210	57.74	22.0	6%
Total stock options	**6,445,741**	**61.30**	**395.1**	**100%**

Only 10% of stock subscription options granted to employees are already exercisable or exercisable during 2007, with exercise conditions below the stock market price at 31 December 2006 (EUR 44.9).

	31 December 2006	Weighted average strike price (in EUR)	Value (In EUR million)	% Stock options
Already exercisable below EUR 44.9	295,563	28.72	8.5	5%
Exercisable in 2007 below EUR 44.9	335,836	25.92	8.7	5%
Sub-total mix strike price/start date	**631,399**	**27.23**	**17.2**	**10%**

Unused authorisations to issue shares and share equivalents

Having regard to resolutions voted during the Annual Shareholders Meeting on 23 May 2006, the unused authorisations to issue shares and share equivalents are the following:

Authorisation *(In EUR)*	Amount authorised Par value	Amount utilised Par value	Amount not utilised Par value	Authorisation expiry date
EGM 04/06/2004 8th resolution Stock subscription options	8,500,000	1,144,780 in 2005 1,217,140 in 2006	6,138,080	04/08/2007
Sub-total stock options			**6,138,080**	
EGM 03/06/2005 13th resolution Common stock increase with preferential subscription rights	22,400,000		22,400,000	03/08/2007
EGM 03/06/2005 15th resolution Common stock increase in payment for contributions in kind	6,716,075		6,716,075	03/08/2007
EGM 23/05/2006 11th resolution Common stock increase without preferential subscription rights (in deduction of the 22.4 million authorisation)	6,716,075		6,716,075	23/07/2008
EGM 23/05/2006 14th/15th resolutions Common stock increase reserved for employees (in connection or not with an employee savings plan)	6,750,748	1,230,757 in 2006	5,519,991	23/07/2008 23/11/2007
Sub-total common stock			**34,636,066**	
Total			**40,774,146**	

The potential authorisation to issue 40,774,146 shares represents 59% of current issued common stock.

The following authorisation to cancel shares corresponds to 10% of the current issued common stock.

Authorisation (in EUR)	Amount authorised Par value	Amount utilised Par value	Amount not Utilised Par value	Authorisation expiry date
EGM 03/06/2005 12th resolution Share cancellation	6,716,075		6,716,075	AGM approving statutory accounts for the 2009 exercice
Common stock			**6,716,075**	

8.3. DIVIDENDS

The AGM on 23 May 2006 approved the recommendation of the Supervisory Board not to pay a dividend related to 2005 results. The Company has not paid any dividends in the last five years.

The Group's current policy is to reinvest all net profits generated, in order to maximise capital growth over the medium-long-term. This policy is reviewed at regular intervals.

8.4. SHARE TRADING PERFORMANCE

8.4.1. Five-year key figures

		2006	2005	2004	2003	2002
High	(in EUR)	65.2	62.0	59.4	60.9	94.4
Low	(in EUR)	33.5	45.6	39.5	23.2	21.5
Closing	(in EUR)	44.9	55.7	50.0	50.7	23.2
Daily average volume	**(in shares)**	**640,181**	**438,833**	**357,107**	**215,015**	**188,229**
Free-float	**In %**	**100%**	**100%**	**85%**	**55%**	**49%**
Market capitalisation	(In EUR million)	3,095	3,749	3,345	2,427	1,022
Enterprise value (EV)	(In EUR million)	3,524	3,931	3,837	2,693	1,462
EV/revenue		0.64	0.72	0.73	0.89	0.48
EV/OMDA		7.9	7.9	8.8	7.8	3.8
EV/OM		14.3	9.8	10.7	10.9	5.5
P/E (year-end stock price on adjusted EPS)		27.5	14.7	15.5	15.1	6.4

8.4.2. Market and free-float capitalisation

Based on a closing share price of EUR 44.9 at the end of December 2006 and 68,880,965 shares in issue, the market capitalisation of the Group at 31 December 2006 was EUR 3.095 million.

In terms of market capitalisation, Atos Origin is ranked 71st within the Eurolist index, which includes the largest companies by market capitalisation on the Paris exchange.

The Company's market capitalisation by quarter since listing in Paris in 1995 has been as follows:

Market Capitalisation Since December 1995


0.3
0.5
0.6
0.4
0.5
1.0
1.1
1.0
1.2
1.7
2.3
1.6
2.2
1.8
2.1
2.6
3.5
2.9
2.1
2.3
3.5
3.3
3.7
3.4
3.2
3.9
2.8
1.1
1.0
1.1
1.3
2.4
2.4
3.5
3.5
3.0
3.5
3.3
3.5
4.0
3.7
4.1
3.5
2.9
3.1
In EUR billion
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06

French indices have shifted to free-float weightings in 2004. This is in line with the general trend for major market indices, which are based on free-float capitalisation instead of total market capitalisation. The change is intended to ensure a closer match between the actual market position of component stocks and the index. It also reduces the risk of peaks in volatility that may result from an excessive discrepancy between the weighting of a stock in the index and the number of shares actually available to the market.

The Company's actual free-float of shares increased from 39% to 100% between January 2004 and December 2006. The free-float capitalisation since the acquisition of Sema Group in January 2004 has been as follows:

Free-float capitalisation since 2004



1.5
2.6
2.4
2.2
2.2
2.4
2.2
2.0
2.0
2.2
2.3
2.8
2.8
3.1
3.0
2.7
2.8
3.0
3.3
4.1
4.0
3.9
3.8
3.7
4.1
3.9
4.1
4.0
3.6
3.4
2.4
2.8
2.9
3.0
2.9
3.1
In EUR billion
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06

8.4.3. Share performance in comparison with indices (base index 100)

During 2006, Tech indices such as the IT CAC 20, DJ Euro Stoxx Tech or Nasdaq Composite index, under-performed the French and European markets, with limited growth, while Atos Origin stock significantly under-performed the main IT indices, suffering from its announcements on short-term operational difficulties.

The stock price decreased from EUR 55.7 at 31 December 2005 to EUR 44.9 at 31 December 2006, a decrease of 19%.



119
109
108
103
81
Déc-05
Janv-06
Fév-06
Mars-06
Avril-06
Mai-06
Juin-06
Juil.-06
Août-06
Sept-06
Oct-06
Nov-06
Déc-06
Atos Origin
Euronext 100
CAC IT 20
Nasdaq COMPX
DJ Eurostoxx tech

8.4.4. Monthly and quarterly trading volumes

Source: Euronext *(in EUR per share)*	High	Low	Closing	Weighted average price	Trading Volume (in thousands of shares)	Trading (in EUR thousands)
January	64.4	55.8	61.0	60.2	12,100	728,341
February	62.5	58.1	58.5	60.7	7,302	442,974
March	62.2	56.3	61.2	60.0	9,443	566,783
1st Quarter 2006					**28,845**	**1,738,098**
April	65.2	57.2	59.5	61.4	8,657	531,629
May	59.9	51.7	53.7	56.0	9,631	538,977
June	55.9	49.2	51.2	51.9	9,366	486,039
2nd Quarter 2006					**27,654**	**1,556,645**
July	51.8	34.2	36.3	39.7	20,989	832,717
August	41.9	33.5	41.0	37.4	15,214	568,449
September	44.1	37.9	43.5	41.2	15,190	625,180
3rd Quarter 2006					**51,393**	**2,026,346**
October	48.7	37.9	44.6	42.9	32,743	1,404,083
November	45.7	42.1	42.5	43.9	13,937	611,897
December	45.1	41.6	44.9	43.5	9,612	418,031
4th Quarter 2006					**56,292**	**2,434,011**
% of capital traded during the period: 243%						

The daily average number of shares traded during the 12 months of 2006 was 640,200, an increase of 46% compared with last year.

The monthly average trading volume during 2006 was EUR 646 million, an increase of 25% compared with last year.

Monthly trading volume in millions of shares


35
30
25
20
15
10
5
0
Jan-04
Jun-04
Nov-04
Apr-05
Sept-05
Feb-06
Jul-06
Dec-06

Monthly trading volume in millions of euros


1,600
1,400
1,200
1,000
800
600
400
200
0
Jan-04
Jun-04
Nov-04
Apr-05
Sept-05
Feb-06
Jul-06
Dec-06

8.4.5. Key trading dates in 2006 and post-closing

On 18 July 2006, the Group informed its shareholders that it was lowering its 2006 revenue growth objective to 3% and that the market consensus for the operating margin at 7.8% was too high, due to delays in new business and new estimate of costs to complete on a few contracts in the United Kingdom. As expected, the market reacted strongly to this announcement resulting in a -18% decline in Atos Origin share price from EUR 44.31 (17 July) to EUR 36.50 (18 July).

On 19 October 2006, following suppositions relative to discussions on a potential takeover of Atos Origin, which certain media were reporting, the number of shares traded at this date reached 9,077,394, or 13% of capital traded. Through a press release, the Company wished to clarify the fact that it was frequently subject to contacts with both industrial companies and equity funds, and that there were currently no active discussions which could be considered an agreement or justify any announcement. Atos Origin share price raised from EUR 38.33 (on 18 October) to EUR 42.30 (on 19 October), representing an increase of +10%.

On 15 March 2007, following rumours reported by a media relative to a potential takeover of Atos Origin, the volume of shares traded at that date reached 10,712,059. The Company issued a press release announcing that, despite expressions of interest made to it that did not constitute offers, it was not engaged in any financial operation with respect to its share capital. The Company is focused on the execution of its transformation plan approved by the Supervisory Board and presented to the market, which is value incentive.

The share price of Atos Origin raised by +25% between 14 March and 15 March 2007 from EUR 39.55 to EUR 49.50.

The next day, on 16 March 2007, the volume of shares traded was 3,072,705 and share price raised by +2.53% to EUR 50.75.

On 26 March 2007, Atos Origin announced that its Supervisory and Management Boards have decided to explore strategic options to support the execution of the transformation plan, to further the Group's development while enhancing shareholder value. Atos Origin expects the process will take place in a short timeframe in order to avoid any disruption to its operations. The Group has retained Rothschild and Goldman Sachs as its financial advisors in this process. Atos Origin cautions that this exploration of strategic options may or may not lead to a transaction.

8.4.6. Share value for French wealth tax ("ISF") purposes

The closing share price on 31 December 2006 was EUR 44.93.

The average closing share price over the last 30 stock market trading days of 2006 was EUR 43.68.

8.4.7. Purchase or sale by the Company of its own shares

The Company purchased or sold its own shares in 2006 as described within the section "implementation of a liquidity contract". At 31 December 2006, the Company held 258,293 shares as treasury stock.



9. SHAREHOLDER RELATIONS

9.1. COMMUNICATION

The Company aims to provide regular and clear information to all its shareholders, whether private individuals or institutions. We ensure the uniformity and transparency of information through the distribution of formal financial documents, the Company's web site and personal meetings.

9.2. CONTACTS

Institutional investors, financial analysts and individual shareholders may obtain information from:

Gilles Arditti, Tel: +33 (0) 1 55 91 28 83, gilles.arditti@atosorigin.com
Azzedine Hamaili, Tel: +33 (0) 1 55 91 25 34, azzedine.hamaili@atosorigin.com

Or by sending requests for information to investors@atosorigin.com

9.3. SHAREHOLDER DOCUMENTATION

In addition to the Annual Report, which is published in English and French, the following information is available to shareholders:

- A half year report
- Quarterly revenue and trading update announcements
- The Company's informational website at www.atosorigin.com
- Regular press releases, available through the web site or via the AMF database

Legal documents relating to the Company bylaws, minutes of Shareholder's Meetings, Auditors' reports, etc. may be viewed at the Company's registered office (Legal Department) by prior appointment.

9.4. REGISTRAR

The Company's share registrar and paying agent is Société Générale.

9.5. FINANCIAL CALENDAR

2007 Calendar

Wednesday, 15 May 2007	First quarter revenue for 2007
Wednesday, 23 May 2007	Annual General Meeting (2006 results)
Wednesday, 1 August 2007	Half-year results for 2007
Tuesday, 15 November 2007	Third quarter revenue for 2007
Thursday, 31 January 2008	Fourth quarter revenue for 2007

9.6. UPDATE OF DOCUMENTS ISSUED

In accordance with Article 221-1-1 of the Autorité des Marchés Financiers (AMF) general regulations, the following list includes all financial information published or made available since 1 January 2006.

This document is a full free translation of the original French text.

Document	Date of issue	Source
Financial reports		
- Annual report 2006	28/02/07-06/04/07	website Atos Origin/website AMF
- Half-year report 2006	06/09/06-30/10/06	website Atos Origin/website AMF
- Annual report 2005	08/03/06-15/05/06	website Atos Origin/website AMF
Financial press releases		
- Annual results 2006	28/02/07	website Atos Origin/website AMF
- Half-year results 2006	06/09/06	website Atos Origin/website AMF
- Annual results 2005	08/03/06	website Atos Origin/website AMF
- Fourth quarter revenue 2006	05/02/07	website Atos Origin/website AMF
- Third quarter revenue 2006	31/10/06	website Atos Origin/website AMF
- Second quarter revenue 2006	18/07/06	website Atos Origin/website AMF
- First quarter revenue 2006	28/04/06	website Atos Origin/website AMF
- Fourth quarter revenue 2005	31/01/06	website Atos Origin
Financial presentations		
- Operational 2006 results and transformation plan	05/02/07	website Atos Origin
- Full-year 2006 results	28/02/07	website Atos Origin
- Half-year 2006 results	06/09/06	website Atos Origin
- Full-year 2005 results	08/03/06	website Atos Origin
Other financial communications		
- Employee shareholders plan	18/09/06	website Atos Origin/website AMF
- Trading programme of Company's shares	08/03/06	website Atos Origin/website AMF
Shareholders' meetings		
- Shareholders' meeting presentation 2005	23/05/06	website Atos Origin
- Minutes of the AGM (full text of resolutions and results of vote)	23/05/06	Company's registered office
Financial statements		
- Consolidated financial statements 2006	28/02/07	Company's registered office/Commercial court/ Document de Reference
- Parent company financial statements 2006	28/02/07	Company's registered office/Commercial court/ Document de Reference
- Condensated consolidated financial statements for the first half 2006	20/10/06	Company's registered office/Commercial court/ Half-year report
- Consolidated financial statements 2005	07/03/06	Company's registered office/Commercial court/ Document de Reference
- Parent company financial statements 2005	07/03/06	Company's registered office/Commercial court/ Document de Reference

Document	Date of issue	Source
Auditors reports		
- Auditors' report on the consolidated financial statements 2006	06/04/07	Company's registered office/Commercial court/*Document de Référence*
- Auditors' report on the parent company financial statements 2006	06/04/07	Company's registered office/Commercial court/*Document de Référence*
- Auditors' special report on regulated agreements 2006	06/04/07	Company's registered office /*Document de Référence*
- Auditors' special report on the report prepared by the Chairman of the Supervisory Board 2006	06/04/07	Company's registered office /*Document de Référence*
- Auditor's letter regarding the information given in the *Document de Reference* 2006	06/04/07	Company's registered office
- Auditors' letter regarding the information given in the half-year report 2006	30/10/06	Company's registered office
- Auditors' review report on the first half-year financial information 2006	19/09/06	Company's registered office/Commercial court/*Document de Référence*
- Auditors' letter regarding the information given in the *Document de Reference* 2005	12/05/06	Company's registered office
- Auditors' report on the consolidated financial statements 2005	07/03/06	Company's registered office/Commercial court/*Document de Référence*
- Auditors' report on the parent company financial statements 2005	07/03/06	Company's registered office/Commercial court/*Document de Référence*
- Auditors' special report on regulated agreements 2005	07/03/06	Company's registered office /*Document de Référence*
- Auditors' special report on the report prepared by the Chairman of the Supervisory Board 2005	07/03/06	Company's registered office /*Document de Référence*
Declarations		
- Declaration of share transfer made by Board members of Atos Origin	07/02/06-17/05/06	website AMF/*Document de Référence*
- Disclosure of liquidity contract	27/02/06	website AMF
- Auditors' fees 2006	28/02/07	website AMF/*Document de Référence*
- Auditors' fees 2005	15/05/06	website AMF/*Document de Référence*

Websites mentioned:

- Atos Origin – *www.atosorigin.com*
- AMF – *www.amf-france.org* > Décisions et informations financières > Communiqués des sociétés
- BALO – *www.journal-officiel.gouv.fr*



10. GLOSSARY-DEFINITIONS

Financial terms and Key Performance Indicators

- Current and non-current
- DSO
- EBITDA
- EPS
- Gearing
- Gross margin – Direct costs
- Indirect costs
- Interest cover ratio
- Leverage ratio
- Net debt
- Adjusted EPS
- Adjusted net income
- OMDA
- Operating income
- Operating margin
- Operational Capital Employed
- ROCE (Return Of Capital Employed)

Business Key Performance Indicators

- Attrition rate
- Backlog/Order cover
- Book-to-bill
- Direct and indirect staff
- External revenue
- Full Time Equivalent (FTE)
- Legal staff
- Order entry/bookings
- Organic revenue growth
- Permanent and temporary staff
- Pipeline
- Ratio S
- Subcontractors and interims
- TCV (Total Contract Value)
- Turnover
- Utilisation rate and non-utilisation rate

Business terms

- BPO
- CMM
- CRM
- ERP
- LAN
- MMS
- SCM
- WAN

Market terms

- Consensus
- Dilutive instruments
- Dividends
- Enterprise Value (EV)
- Free float
- Free float capitalisation
- Market capitalisation
- PEG (Price Earnings Growth)
- PER (Price Earnings Ratio)
- Volatility

10.1. FINANCIAL TERMS AND KEY PERFORMANCE INDICATORS USED IN THIS DOCUMENT

Operating margin. Operating margin comprises operating income before major capital gains or losses on the disposal of assets, major reorganisation and rationalisation costs, impairment losses on long-term assets, net charge to provisions for major litigations and the release of opening balance sheet provisions no longer needed.

Operating income. Operating income comprises net income before deferred and income taxes, net financial expenses, share of net income from associates and the results of discontinued operations.

EBITDA (Earnings before Interest, Tax, Depreciation and Amortisation). For Atos Origin, EBITDA is based on Operating margin less non-cash items and is referred to as **OMDA** (Operating Margin before Depreciation and Amortisation)

OMDA (Operating Margin before Depreciation and Amortisation) is calculated as follows:

Operating margin
- Less - Depreciation of fixed assets (as disclosed in the "Financial Report")
- Less - Operating net charge of provisions (composed of net charge of provisions for current assets and net charge of provisions for contingencies and losses, both disclosed in the "Financial Report")
- Less - Net charge of provisions for pensions (as disclosed in the "Financial Report")
- Less - Equity-base compensation

Gross margin and Indirect costs. Gross margin is composed of revenues less the direct costs of goods sold. Direct costs relate to the generation of products and/or services delivered to customers, while indirect costs include all costs related to indirect staff (defined hereafter), which are not directly linked to the realisation of the revenue. The operating margin comprises gross margin less indirect costs.

Adjusted net income. Net income (Group share) before unusual, abnormal and infrequent items, net of tax.

EPS (earnings per share). Basic EPS is the net income divided by the weighted-average number of common shares outstanding during the period. Diluted EPS is the net income divided by the diluted weighted-average number of common shares for the period (number of shares outstanding + dilutive instruments with dilutive effect). Adjusted EPS is based on adjusted net income.



PERSONS RESPONSIBLE

PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

Bernard Bourigeaud

Chairman of the Management Board and Chief Executive Officer

PERSON RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT

To the best of our knowledge, the information presented in this document as a reference document fairly reflects the current situation and includes all information required by investors to assess the net asset position, activities, financial solvency, results and future prospects of the Company. We confirm that no information likely to have a material impact on the interpretation of these documents has been omitted.

Our statutory auditors confirmed in their report that they have conducted the audit of the financial information given in the financial statements of the Group and as presented in the Reference Document that they fully read.

In their report on the Consolidated Financial Statements of 2006, the statutory auditors point the attention on the note "Goodwill" concerning the impairment charge booked in the 2006 Profit & Loss statement.

Bernard Bourigeaud

Chairman of the Management Board and Chief Executive Officer

PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Appointment and term of offices

Statutory Auditors	Substitute Auditors
Grant Thornton **Daniel Kurkdjian and Vincent Papazian** Appointed on: 30 May 2002 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2007 financial statements	**Cabinet IGEC** **3, rue Léon Jost 75017 Paris** Appointed on: 30 May 2002 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2007 financial statements
Deloitte & Associés **Jean-Paul Picard and Jean-Marc Lumet** Appointed on: 23 May 2006 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2011 financial statements	**Cabinet B.E.A.S.** **7/9, Villa Houssay 92200 Neuilly-sur-Seine** Appointed on: 23 May 2006 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2011 financial statements

Auditors fees

(In EUR thousand)	Total 2006 Amount	Total %	Total 2005 Amount	Deloitte 2006 Amount	Deloitte %	Deloitte 2005 Amount	Grant Thornton 2006 Amount	Grant Thornton %	Grant Thornton 2005 Amount
Audit									
Statutory & consolidated	5,539	79%	6,484	3,408	76%	3,723	2,131	85%	2,761
Parent company	*1,677*	*24%*	*1,706*	*1,045*	*23%*	*1,082*	*632*	*25%*	*624*
Subsidiaries	*3,862*	*55%*	*4,778*	*2,363*	*53%*	*2,641*	*1,499*	*60%*	*2,137*
Other audit services	1,134	16%	727	793	18%	542	341	14%	185
Parent company			*382*			*382*			
Subsidiaries	*1,134*	*16%*	*345*	*793*	*18%*	*160*	*341*	*14%*	*185*
Sub total audit	**6,673**	**96%**	**7,211**	**4,201**	**94%**	**4,265**	**2,472**	**99%**	**2,946**
Non audit services									
Tax & Legal	297	4%	579	276	6%	545	21	1%	34
Information technology									
Internal audit									
Other non audit services	5	0%	24				5	0%	24
Sub total non audit	**302**	**4%**	**603**	**276**	**6%**	**545**	**26**	**1%**	**58**
Total	**6,975**	**100%**	**7,814**	**4,477**	**100%**	**4,810**	**2,498**	**100%**	**3,004**



AMF CROSS-REFERENCE TABLE

This document is a full free translation of the original French text. The original document no. D. 07-302 has been filed with the Autorité des Marchés Financiers (AMF) on 6 Avril 2007, in accordance with article 212-13 of the AMF's general regulations.

This document may be used to support a financial operation if accompanied by a prospectus duly approved by the AMF.

The cross-reference table below refers to the main articles of Commission Regulation (CE) no. 809-2004 implementing the Prospectus Directive.

Chapter	Information	Pages
1	**Persons responsible**	
1.1	Persons responsible	166
1.2	Declaration by those responsible	166
2	**Statutory auditors**	
2.1	Auditors' information	167
2.2	Changes	Not applicable
3	**Selected financial information**	
3.1	Historical financial information	10-11
3.2	Interim periods	Not applicable
4	**Risk factors**	118
5	**Information about the issuer**	
5.1	History and development of the issuer	1-18
5.2	Investments	61-93-94
6	**Business overview**	
6.1	Principal activities	28-30-32
6.2	Principal markets	14
6.3	Principal markets (continue)	
6.4	Dependency	118
6.5	Competitive position	15
7	**Organisational structure**	
7.1	Group	6-25
7.2	Subsidiaries	107-111-114
8	**Property, plants and equipment**	
8.1	Material tangible fixed assets	93-94
8.2	Environmental issues	36
9	**Operating and financial review**	
9.1	Financial condition	57
9.2	Operating results	46
10	**Capital resources**	
10.1	Capital resources	60-67
10.2	Cash flows	61-68
10.3	Funding structure	62-98
10.4	Restrictions	63
10.5	Sources of funds	62-98
11	**Research and development, patents and licences**	93
12	**Trend information**	
12.1	Trends	19-46
12.2	Material effect	19-46

Chapter	Information	Pages
13	**Profit forecasts and estimates**	
13.1	Assumptions	Not applicable
13.2	Report	Not applicable
13.3	Comparison	Not applicable
13.4	Update	Not applicable
14	**Administrative, managment, and supervisory bodies and senior management**	
14.1	Members' information	6-123-140
14.2	Conflicts of interests	123
15	**Remuneration and benefits**	
15.1	Remuneration	134-135
15.2	Pension, retirement or similar benefits	134-135
16	**Board practices**	
16.1	Term of office	123
16.2	Service contracts	123
16.3	Committees	124
16.4	Compliance	122
17	**Employees**	
17.1	Employees' information	41-42
17.2	Shareholdings and stock options	146
17.3	Employees' shareholding	146
18	**Majors shareholders**	
18.1	Shareholders	148
18.2	Voting rights	148
18.3	*Ownership and control*	148
18.4	Arrangements related to control	148
19	**Related party transactions**	106-116
20	**Financial information concerning the issuer's assets and liabilities, financial position and profits and losses**	
20.1	Historical financial information	10-66
20.2	Pro forma financial information	Not applicable
20.3	Financial statements	66
20.4	Auditing of historical annual financial information	64
20.5	Age of latest financial information	71
20.6	Interim and other financial information	Not applicable
20.7	Dividend policy	115-156
20.8	Legal and arbitration proceedings	118
20.9	Significant change in the issuer's financial or trading position	Not applicable
21	**Additional information**	
21.1	Share capital	160
21.2	Memorandum and Articles of Association	160
22	***Material contracts***	118
23	**Third-party information and statement by experts and declarations of any interest**	
23.1	Declaration of interest	Not applicable
23.2	Confirmation	Not applicable
24	**Document on display**	161
25	**Information on holdings**	111-114

In accordance with the requirements of Article 28 of EC regulation no. 809-2004 dated 29 April 2004 relating to documents issued by issuers listed on markets of states members of the European Union ("Prospectus Directive"), the following elements are enclosed by reference:

- the consolidated accounts for the year ended 31 December 2005 under IFRS, the related statutory auditors' reports and the Group management report presented within the registration document ("document de référence") no. D.06-402 filed with the Autorité des Marchés Financiers (AMF) on 15 May 2006,
- the consolidated accounts for the year ended 31 December 2004 under French accounting principles, the related statutory auditors' reports and the Group management report presented within the registration document ("document de référence") no. D.05-0800 filed with the Autorité des Marchés Financiers (AMF) on 30 May 2005,

The chapters of the registration documents 2005 and 2004 not mentioned above either do not apply to investors or are covered in another part of the *present registration document.*



FULL INDEX

Financial and legal information 2006



CONTACTS

Atos Origin has offices in more than 120 cities world wide to support our customers. The addresses, phone and fax numbers of our main offices can be found on the Locations page on our website www.atosorigin.com.

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An email address for general questions and comments about our Internet site can be found at the bottom of the page.

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END